Filed pursuant to Rule 424(b)(3)
Registration No. 333-152911

October 2, 2008

To the Shareholders of Hercules Incorporated:

You are cordially invited to attend a special meeting of shareholders of Hercules Incorporated, which we refer to as “Hercules,” to be held on November 5, 2008, at 11:00 a.m., local time, at Hercules Plaza, 1313 North Market Street, Wilmington, Delaware 19894-0001.

The special meeting will be held for the following purposes:

1.	To consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated July 10, 2008, pursuant to which Ashland Inc. (“Ashland”) will acquire Hercules and each outstanding share of Hercules common stock (other than shares held by Ashland or its subsidiaries, treasury shares and shares with respect to which appraisal rights under Delaware law have been demanded and perfected) will be converted into the right to receive 0.0930 of a share of Ashland common stock and $18.60 in cash.

2.	To consider and vote upon a proposal to authorize the proxy holders to vote to adjourn the special meeting, in their sole discretion, to solicit additional proxies if there are not sufficient votes in favor of proposal 1.

3.	To transact any other business as may properly come before the special meeting or any adjournments of the special meeting for reasons other than those provided in proposal 2.

The items of business are described in the attached proxy statement/prospectus. Only Hercules shareholders of record at the close of business on September 19, 2008 are entitled to notice of and to vote at the special meeting and any adjournments of the special meeting.

The Hercules board of directors has approved the merger agreement and the merger and determined that the merger agreement and the merger are advisable for, fair to, and in the best interests of, Hercules and its shareholders. The Hercules board of directors unanimously recommends that you vote “FOR” the adoption of the merger agreement at the special meeting.

The receipt of shares of Ashland common stock and cash pursuant to the merger agreement will be a taxable transaction for U.S. federal income tax purposes as described in the section titled “The Merger—Material U.S. Federal Income Tax Consequences” beginning on page 55 of the accompanying proxy statement/prospectus.

Shares of Hercules and Ashland common stock are listed on the New York Stock Exchange under the symbols “HPC” and “ASH,” respectively. On October 2, 2008, the most recent practicable trading day prior to the printing of the accompanying proxy statement/prospectus, the last sale price of Hercules common stock was $18.67 per share and the last sale price of Ashland common stock was $27.30 per share.

We cannot complete the merger unless the merger agreement is adopted by the affirmative vote of two-thirds of the shares of Hercules common stock outstanding as of the record date. A failure to vote is the same as voting against the merger. We therefore encourage you to read carefully the accompanying proxy statement/prospectus and return the enclosed proxy card as promptly as possible. In particular, please see the section titled “Risk Factors” beginning on page 16 of the accompanying proxy statement/prospectus, which describes risks that you should consider in evaluating the merger.

Sincerely,

Chairman of the Board

President and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the securities to be issued in the merger or determined if the accompanying proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus is dated October 2, 2008, and is being first mailed to shareholders of Hercules on or about October 6, 2008.

References to Additional Information

The accompanying proxy statement/prospectus incorporates by reference important business and financial information about Ashland and Hercules from documents that are not delivered with the proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in the accompanying proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

Ashland Inc. 50 E. RiverCenter Boulevard P.O. Box 391 Covington, Kentucky 41012-0391 Attention: Corporate Secretary Telephone: (859) 815-4454	Hercules Incorporated Hercules Plaza 1313 North Market Street Wilmington, Delaware 19894-0001 Attention: Corporate Secretary Telephone: (800) 441-9247

In addition, if you have questions about the merger or the special meeting, need additional copies of this document or need to obtain proxy cards or other information related to the proxy solicitation, you may contact the proxy solicitor listed below. You will not be charged for any of these documents that you request.

MacKenzie Partners, Inc.

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (call collect)

or

(800) 322-2885 (toll-free)

proxy@mackenziepartners.com (e-mail address)

If you would like to request documents, please do so by October 27, 2008 in order to receive them before the special meeting.

See “Where You Can Find More Information” or “Incorporation by Reference” on pages 116 and 117, respectively, of the accompanying proxy statement/prospectus for more information about the documents referred to in the proxy statement/prospectus.

You should rely only on the information which is contained in the accompanying proxy statement/prospectus or to which we have referred in the proxy statement/prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information contained in or incorporated by reference into the accompanying proxy statement/prospectus is accurate as of any date other than the date of the proxy statement/prospectus or the date of the document that is incorporated by reference.

The accompanying proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

Hercules Incorporated

Hercules Plaza

1313 North Market Street

Wilmington, Delaware 19894-0001

(800) 441-9247

Notice of Special Meeting of Shareholders

To Be Held on November 5, 2008

To:	Shareholders of Hercules Incorporated

Subject:	Notice of Special Meeting to Vote Upon a Proposal to Adopt an Agreement and Plan of Merger

NOTICE IS HEREBY GIVEN that a special meeting of shareholders of Hercules Incorporated, a Delaware corporation, which we refer to as “Hercules,” will be held on November 5, 2008, at 11:00 a.m., local time, at Hercules Plaza, 1313 North Market Street, Wilmington, Delaware 19894-0001. The purposes of the special meeting are:

1.	To consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated July 10, 2008, pursuant to which Ashland Inc. (“Ashland”) will acquire Hercules and each outstanding share of Hercules common stock (other than shares held by Ashland or its subsidiaries, treasury shares and shares with respect to which appraisal rights under Delaware law have been demanded and perfected) will be converted into the right to receive 0.0930 of a share of Ashland common stock and $18.60 in cash.

2.	To consider and vote upon a proposal to authorize the proxy holders to vote to adjourn the special meeting, in their sole discretion, to solicit additional proxies if there are not sufficient votes in favor of proposal 1.

3.	To transact any other business as may properly come before the special meeting or any adjournments of the special meeting for reasons other than those provided in proposal 2.

Shareholders of record as of the close of business on September 19, 2008 will be entitled to vote at the special meeting. We encourage you, whether or not you plan to attend the special meeting, to vote by proxy card, telephone or Internet in advance of the special meeting. You may attend the special meeting and change your vote at that time if you wish to do so.

If you are a shareholder of record and plan to attend the special meeting, please bring with you valid government-issued photo identification (such as a driver’s license or passport) in order to gain admission to the special meeting. If your shares are held in the name of a bank, broker or nominee, you will have to bring evidence of your ownership of Hercules shares as of the record date, in addition to valid government-issued photo identification, if you wish to attend the special meeting. Examples of proof of ownership include the following:

•	a letter from your bank, broker or nominee stating that you owned your shares as of the record date;

•	an account statement from your bank, broker or nominee indicating that you owned your shares as of the record date; or

•	a copy of the voting instruction card provided by your bank, broker or nominee indicating that you owned your shares as of the record date.

If you are a proxy holder for a Hercules shareholder, to gain entry to the special meeting you must bring:

•	a validly executed proxy naming you as the proxy holder, signed by a Hercules shareholder who owned Hercules stock as of the record date;

•	valid government-issued photo identification (such as a driver’s license or passport); and

•

if the shareholder whose proxy you hold was not a record holder of Hercules shares as of the record date, proof of the shareholder’s ownership of Hercules shares as of the record date, in the form of a letter or statement from a bank, broker or nominee or the voting instruction card provided by the bank, broker or nominee in each case, indicating that the shareholder owned those shares as of the record date.

By Order of the Board of Directors,

Wilmington, Delaware	Israel J. Floyd
October 6, 2008	Corporate Secretary and General Counsel Hercules Incorporated

Your vote is important. Please vote as soon as possible, whether or not you expect to attend the special meeting in person. You may vote by telephone, through the Internet or by completing, dating and signing the enclosed proxy card and returning it in the enclosed postage prepaid envelope. You may change your vote at any time before the special meeting or by attending the special meeting and voting in person. A failure to vote is the same as voting against the merger. Please do not send your common stock certificates at this time. If the merger is completed, you will be sent instructions regarding the surrender of your certificates.

IMPORTANT NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS

FOR THE SPECIAL MEETING TO BE HELD ON NOVEMBER 5, 2008

The accompanying proxy statement/prospectus for the special meeting to be held on November 5, 2008, Hercules’ annual report to its shareholders on Form 10-K for the year ended December 31, 2007 and Hercules’ other filings with the Securities and Exchange Commission are available to Hercules shareholders, free of charge, at www.herc.com/shareholderinfo.

PROXY STATEMENT/PROSPECTUS

Hercules is providing this proxy statement/prospectus and accompanying proxy card to you in connection with the solicitation by the Hercules board of directors of proxies to be voted at a special meeting of shareholders and at any adjournment of the special meeting. This proxy statement/prospectus also constitutes a prospectus of Ashland for the shares of Ashland common stock to be issued to shareholders of Hercules pursuant to the merger of a wholly owned subsidiary of Ashland with and into Hercules.

i

ii

Annexes:

Annex A	Agreement and Plan of Merger

Annex B	Section 262 of the General Corporation Law of the State of Delaware

Annex C	Opinion of Credit Suisse Securities (USA) LLC

iii

Questions and Answers About the Merger and the Special Meeting of Shareholders

What is the proposed transaction upon which I am being asked to vote?

You are being asked to vote to adopt a merger agreement entered into by Hercules with Ashland and a subsidiary of Ashland. In the merger, Merger Sub, a newly formed, wholly owned subsidiary of Ashland, will be merged with and into Hercules, which we refer to as the “merger.” When the merger is completed, Hercules will be a wholly owned subsidiary of Ashland. The terms and conditions of the merger are described in detail in this proxy statement/prospectus.

Why are Hercules and Ashland proposing the merger?

Ashland’s acquisition of Hercules is an important step towards Ashland’s goal of becoming a leading specialty chemicals company. The companies each have a proud history of nearly 100 years of innovation, dedication and service. The merger would create a defined business core composed of three specialty chemical businesses with very good market positions and promising global growth potential: specialty additives and ingredients, paper and water technologies and specialty resins. Ashland expects its financial profile to be enhanced significantly through reduced earnings volatility, improved profitability and greater cash flow generation. For Hercules’ part, its shareholders will receive a significant premium (as of the last trading day prior to the public announcement of the merger) over the trading price for their shares and, through their ownership of Ashland shares, the opportunity to participate in the upside potential of the combined company.

What will Hercules shareholders receive in the merger?

Each share of Hercules common stock outstanding at the effective time of the merger other than shares held by Ashland, any subsidiary of Ashland or Merger Sub and other than treasury shares and shares with respect to which a Hercules shareholder has validly demanded and perfected appraisal rights under Delaware law will be exchanged for (i) 0.0930, which we refer to as the “exchange ratio,” of a share of Ashland stock and (ii) $18.60 in cash. Holders of Hercules common stock will receive cash in lieu of any fractional shares of Ashland common stock they otherwise would receive pursuant to the exchange ratio.

Can Hercules shareholders elect the type of consideration that they will receive in the merger for their shares of Hercules common stock?

No.

What vote is required for adoption?

The merger agreement must be adopted by holders of two-thirds of the outstanding shares of Hercules common stock entitled to vote at the special meeting. You are entitled to vote on the merger agreement if you held Hercules common stock at the close of business on the record date, which is September 19, 2008. On that date, 112,596,248 shares of Hercules common stock were outstanding and entitled to vote.

When and where will the Hercules special meeting of shareholders take place?

The special meeting of shareholders of Hercules will be held on November 5, 2008, at 11:00 a.m., local time, at Hercules Plaza, 1313 North Market Street, Wilmington, Delaware 19894-0001. Directions to Hercules Plaza are available at http://www.herc.com.

If my shares are held in “street name” by my broker, will my broker vote my shares for me?

You should instruct your broker to vote your shares, following the directions your broker provides to you. If you do not instruct your broker, your broker generally will not have the discretion to vote your shares. Because the adoption of the merger agreement requires an affirmative vote of holders of two-thirds of the outstanding shares of Hercules common stock, these so-called “broker non-votes” have the same effect as votes cast against the merger agreement.

What do I need to do now?

After carefully reading and considering the information contained in this proxy statement/prospectus, please fill out and sign the proxy card, and then mail your signed proxy card in the enclosed prepaid envelope as soon as possible so that your shares may be voted at the special meeting. Your signed proxy card will instruct the persons named on the card to vote your shares at the special meeting as you direct on the card. If you sign and send in your proxy card and do not indicate how you want to vote, your proxy will be voted “FOR” the adoption of the merger agreement. You may also vote by telephone or through the Internet by following the instructions furnished with your proxy card. THE HERCULES BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT HERCULES SHAREHOLDERS VOTE “FOR” ADOPTION OF THE MERGER AGREEMENT AND “FOR” THE ADJOURNMENT OF THE SPECIAL MEETING, IF NECESSARY, TO PERMIT SOLICITATION OF ADDITIONAL PROXIES IN FAVOR OF THE ABOVE PROPOSAL.

Why is my vote important?

If you do not return your proxy card, submit your proxy by telephone or through the Internet or vote in person at the special meeting, it will be more difficult for Hercules to obtain the necessary quorum to hold the special meeting and the shareholder approval necessary to consummate the merger.

If I do not favor the adoption of the merger agreement, what are my rights?

Under Delaware law, Hercules shareholders of record who do not vote in favor of the merger agreement have the right to exercise appraisal rights in connection with the merger and, if the merger is completed, obtain payment in cash of the fair value of their shares of common stock as determined by the Delaware Chancery Court, rather than the merger consideration. To exercise your appraisal rights, you must strictly follow the procedures prescribed by Delaware law. These procedures are summarized in this proxy statement/prospectus. In addition, the text of the applicable provisions of Delaware law is included as Annex B to this proxy statement/prospectus.

May I change my vote after I have mailed my signed proxy card or voted by telephone or through the Internet?

Yes. You can change your vote in one of the following ways:

•	You can send a written notice stating that you want to revoke your proxy by mail or facsimile to:

Hercules Incorporated

Hercules Plaza

1313 North Market Street

Wilmington, Delaware 19894-0001

Attn: Corporate Secretary

Facsimile: (302) 594-7315

Such notice must be received no later than the beginning of voting at the special meeting.

•	You can complete and submit a new, later-dated proxy card no later than the beginning of voting at the special meeting.

•

You can vote by telephone or through the Internet at a later time, but not later than 11:59 p.m. (Eastern Time) on November 4, 2008, or the day before the meeting date if the special meeting is adjourned or postponed.

•	You can attend the special meeting and vote in person. Simply attending the meeting, however, will not revoke your prior proxy, as you must vote at the meeting to do so.

If you have instructed a broker to vote your shares, you must follow directions received from your broker to change your vote.

Should I send in my stock certificates now?

No. If and when the merger is completed, you will receive written instructions for surrendering your stock certificates. If you hold Hercules shares in book-entry form, you will also receive instructions for exchanging your shares after we complete the transaction.

Is the transaction expected to be taxable to Hercules shareholders?

Generally, yes. The receipt of shares of Ashland common stock and cash in exchange for your shares of Hercules common stock pursuant to the transaction will be a taxable transaction for U.S. federal income tax purposes. In general, you will recognize gain or loss equal to the difference, if any, between (i) the sum of the fair market value of the shares of Ashland common stock on the date of the merger and the cash received in the transaction and (ii) your adjusted tax basis in the shares of Hercules common stock that you exchange in the transaction. That gain or loss will be capital gain or loss (assuming you hold your Hercules common stock as a capital asset) and the capital gain or loss will be long term if, as of that time, you have held the Hercules common stock for more than one year.

Tax matters are complicated, and the tax consequences of the transaction to each Hercules shareholder will depend on the facts of each shareholder’s situation. You are encouraged to read carefully the discussion in the section entitled “The Merger—Material U.S. Federal Income Tax Consequences” beginning on page 55 and to consult your own tax advisors for a full understanding of the particular tax consequences of the transaction to you.

When do you expect the merger to be completed?

We expect to complete the merger promptly after the Hercules shareholders adopt the merger agreement at the special meeting and after we receive all necessary regulatory approvals. We currently anticipate completing the merger in the fourth calendar quarter of 2008.

Where will my Ashland common shares be listed?

Ashland applied to have the shares of Ashland common stock that will be issued to the Hercules shareholders in the merger approved for listing on the New York Stock Exchange, or NYSE, and such approval was granted by the NYSE as of September 26, 2008. Ashland common stock currently trades on the NYSE under the symbol “ASH.”

How do I vote my shares if I am a participant in the Hercules Incorporated Savings and Investment Plan?

You will receive a separate package of information about how to provide voting instructions to the trustee of the Hercules Incorporated Savings and Investment Plan, which we refer to as the “SIP.” The SIP trustee will vote the Hercules shares that are allocable to your account under the SIP in accordance with your instructions unless the SIP trustee determines that it is legally obligated to do otherwise. If you do not provide the SIP trustee with instructions, the SIP trustee will vote your Hercules shares in proportion to the manner in which it votes the shares allocable to other SIP participants who provided instructions unless the SIP trustee determines that it is legally obligated to do otherwise.

Who can help answer my questions?

If you have any questions about the special meeting or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card, please contact Hercules’ proxy solicitor:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (call collect)

or

(800) 322-2885 (toll-free)

proxy@mackenziepartners.com (e-mail address)

SUMMARY

This summary highlights selected information from this proxy statement/prospectus. It does not contain all of the information that may be important to you. You should read carefully this entire document and its annexes and all other documents to which this proxy statement/prospectus refers before you decide how to vote your shares of common stock. To obtain more information, see “Where You Can Find More Information” on page 116. In this proxy statement/prospectus, the term “Hercules” refers to Hercules Incorporated, a Delaware corporation, and its subsidiaries, and the term “Ashland” refers to Ashland Inc., a Kentucky corporation, and its subsidiaries except for Ashland Sub One, Inc., which is referred to as “Merger Sub,” unless otherwise stated or indicated by the context. Page references are included in this summary to direct you to a more complete description of topics discussed in this proxy statement/prospectus.

The Merger (Page 30)

On July 10, 2008, Ashland, Hercules and Merger Sub, a wholly owned subsidiary of Ashland formed solely for the purpose of effecting this merger, entered into the merger agreement, which is the legal document governing the proposed merger. Subject to the terms and conditions of the merger agreement, Merger Sub will be merged with and into Hercules, with Hercules continuing as the surviving corporation. Upon the completion of the merger, Hercules will be a wholly owned subsidiary of Ashland and Hercules common stock will no longer be publicly traded.

The merger agreement is attached to this proxy statement/prospectus as Annex A and is incorporated in this proxy statement/prospectus by reference. You are encouraged to read the merger agreement carefully.

What Hercules shareholders will receive in the merger (Page 64)

Holders of Hercules Common Stock

If you are a Hercules shareholder, other than a shareholder who has validly demanded and perfected appraisal rights under Delaware law, each share of your Hercules common stock outstanding at the effective time of the merger will be exchanged for (i) 0.0930 (which we refer to as the “exchange ratio”) of a share of Ashland common stock (which we refer to as the “stock consideration”) and (ii) $18.60 in cash, without interest (which we refer to as the “cash consideration”). We refer to the stock and cash consideration to be paid to the Hercules shareholders by Ashland as the “merger consideration.” In exchange for the outstanding shares of Hercules common stock, Ashland anticipates issuing an aggregate of approximately 10.5 million shares of Ashland common stock as stock consideration and paying approximately $2.1 billion in cash consideration. If the transaction had become effective on October 2, 2008, the 10.5 million share issuance by Ashland would have been valued at approximately $309.2 million (based on the average of the closing sale prices of Ashland common stock on the NYSE as reported by The Wall Street Journal for the ten trading days prior to October 2, 2008 of $29.45), resulting in total consideration of approximately $2.41 billion. Holders of Hercules common stock will receive cash in lieu of any fractional shares of Ashland common stock they otherwise would receive pursuant to the exchange ratio. The exchange ratio relating to the shares of Ashland common stock to be issued in the merger is a fixed ratio, which means that it will not change because of any fluctuation in the trading price of Ashland common stock prior to the time the merger is completed. Therefore, the market value of the Ashland common stock received by Hercules shareholders in the merger will depend on the market price of Ashland common stock at the time the merger is completed and at the time of the special meeting, Hercules shareholders will not know the precise dollar value of the merger consideration they are entitled to receive upon completion of the merger. The risk of the fluctuation in the market price of Ashland’s common stock after the special meeting of Hercules shareholders is discussed in “Risk Factors—Because the market price of Ashland common stock will fluctuate, you cannot be sure of the market value of the shares of Ashland common stock that you will receive” on page 16.

Holders of Hercules Stock Options

Each holder of Hercules stock options (whether vested or unvested) that are outstanding as of the closing of the merger (other than certain executive officers who have elected to receive cash for their Hercules stock options, subject to limited exceptions), will be given a choice of receiving (i) converted stock options to purchase Ashland common stock, subject to pro rata reduction if the conversion election is oversubscribed, or (ii) a cash payment in exchange for cancellation of each outstanding Hercules stock option (less applicable tax withholdings). The conversion into options to purchase Ashland common stock pursuant to (i) above or the amount of the cash payment to be received pursuant to (ii) above will be calculated as described in “The Merger Agreement— Treatment of Stock Options” beginning on page 65. Any option holders that do not make an election will have their options converted into options to purchase Ashland common stock, subject to pro rata reduction if the conversion election is oversubscribed. On the date of this proxy statement/prospectus, approximately 3.4 million Hercules shares of common stock are the subject of outstanding Hercules stock options.

Holders of Restricted Stock

Each outstanding award of restricted Hercules common stock will vest in full immediately prior to the closing of the merger and will be converted into the right to receive the merger consideration. There are approximately 1.7 million shares of restricted Hercules common stock outstanding on the date of this proxy statement/prospectus.

Holders of Restricted Stock Units

Upon completion of the merger, each outstanding restricted stock unit, which we refer to as an “RSU,” will be converted into a vested right to receive cash with a value equal to the product of (i) the cash out amount (as described in “The Merger—Interests of Hercules Directors and Executive Officers in the Merger—Stock Options, Restricted Stock and Restricted Stock Units Held by Directors and Executive Officers” beginning on page 49) and (ii) the number of shares of Hercules common stock underlying the RSUs. There are approximately 184,000 RSUs outstanding on the date of this proxy statement/prospectus.

Holders of Hercules Convertible Debentures

Hercules convertible debentures outstanding at the effective time of the merger will become convertible into the right to receive the merger consideration of Ashland common stock and cash, in accordance with the Indenture between Hercules and Bankers Trust Company, as trustee, dated as of August 15, 1985 governing Hercules’ 8% Convertible Subordinated Debentures due 2010. On the date of this proxy statement/prospectus, outstanding convertible debentures are convertible into approximately 149,000 shares of Hercules common stock. Ashland intends to redeem all outstanding convertible debentures, pursuant to the applicable provisions of the indenture governing the convertible debentures, promptly following completion of the merger.

Holders of Hercules Warrants

Hercules warrants outstanding at the effective time of the merger will be converted into the right to receive, upon the exercise of such warrants, the merger consideration of Ashland common stock and cash, in accordance with the terms of the Warrant Agreement, dated as of July 27, 1999, between Hercules and The Chase Manhattan Bank, as warrant agent, governing the Hercules warrants. On the date of this proxy statement/prospectus, there are approximately 6.6 million shares of Hercules common stock subject to outstanding Hercules warrants.

Special meeting of Hercules shareholders (Page 27)

When and Where. The special meeting will be held on November 5, 2008, at 11:00 a.m., local time, at Hercules Plaza, 1313 North Market Street, Wilmington, Delaware 19894-0001. Directions to Hercules Plaza are available at http://www.herc.com.

Purposes of the Special Meeting. At the special meeting, you will be asked to consider and vote upon a proposal to adopt the merger agreement. You also will be asked to consider and vote upon any procedural matters incident to the conduct of the special meeting, such as adjournment of the special meeting, including an adjournment for the purposes of soliciting additional proxies.

Record Date; Voting Power. Holders of Hercules common stock as of the close of business on September 19, 2008, the record date, are entitled to vote at the special meeting or any adjournment thereof. Each share of Hercules common stock is entitled to one vote. As of the record date, 112,596,248 shares of Hercules common stock were outstanding.

Vote Required. The affirmative vote of Hercules shareholders holding two-thirds of the shares of Hercules common stock outstanding as of the record date is required to adopt the merger agreement. Acting upon any procedural matters incident to the conduct of the special meeting, including adjournment, will require the affirmative vote of a majority of all votes cast with respect to such matter by the holders of shares of Hercules common stock present in person or represented by proxy.

Recommendation of the Hercules board of directors (Page 37)

On July 10, 2008, the Hercules board of directors, by a unanimous vote of all present:

•	determined the merger agreement to be advisable for, and fair to, and in the best interests of, Hercules and its shareholders;

•	approved the merger agreement; and

•	resolved to recommend that Hercules shareholders vote in favor of adoption of the merger agreement.

Two directors, Burton M. Joyce and Joe B. Wyatt, were not present at the July 10, 2008 Hercules board of directors meeting. Messrs. Joyce and Wyatt participated in other board meetings at which the transaction was discussed and subsequently affirmed their support of the merger agreement and the transactions contemplated by the merger agreement. The Hercules board of directors unanimously recommends a vote “FOR” adoption of the merger agreement.

Opinion of Credit Suisse Securities (USA) LLC (Page 40)

Credit Suisse Securities (USA) LLC, which we refer to as “Credit Suisse,” delivered its written opinion to the Hercules board of directors to the effect that, as of July 10, 2008 and based upon and subject to the assumptions and qualifications set forth in the opinion, the per share consideration (consisting of $18.60 in cash and 0.0930 of a share of Ashland common stock) to be received by the holders of Hercules common stock in the merger was fair from a financial point of view to such shareholders.

The full text of the written opinion of Credit Suisse, dated July 10, 2008, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex C to this proxy statement/prospectus and is incorporated herein by reference. Credit Suisse provided its opinion for the information of the Hercules board of directors in connection with the consideration of the merger and does not address any other aspect or implication of the merger. The Credit Suisse opinion does not constitute advice or a recommendation to any holder of Hercules common stock as to how such holder should vote or act on any matter relating to the proposed merger or otherwise.

Interests of Hercules directors and executive officers in the merger (Page 48)

When considering the recommendation by the Hercules board of directors to vote “FOR” adoption of the merger agreement, you should be aware that certain directors and executive officers of Hercules have interests in the merger that are different from, or in addition to, your interests as shareholders of Hercules. At the close of business on the record date, directors and executive officers of Hercules and their affiliates beneficially owned and were entitled to vote approximately 2,509,517 shares of Hercules common stock, collectively representing 2.23% of the shares of Hercules common stock outstanding on the record date. Other such interests and arrangements include:

•

continued employment by Ashland of both Mr. Paul C. Raymond III, President of the Paper, Technologies and Ventures Group of Hercules, and Mr. John E. Panichella, President of the Aqualon Division of Hercules, following the merger, pursuant to three-year employment agreements with Ashland dated July 9, 2008 and July 8, 2008, respectively, the effectiveness of which is in each case contingent upon the closing of the merger;

•	anticipated continued employment of certain other Hercules officers by Ashland, although the specific individuals are still being determined;

•	receipt by directors and executive officers of Hercules of certain benefits upon completion of the merger, including accelerated vesting of stock options, restricted stock and restricted stock units;

•

change of control and severance agreements with Hercules’ current executive officers that provide for payment of incentive compensation accrued as of the change of control date, as well as severance benefits in the event of certain qualifying terminations of employment in connection with or following the merger and pension benefits for certain executive officers; and

•	continued indemnification and insurance coverage as required under the merger agreement.

Certain governmental and regulatory approvals must be obtained (Page 54)

Under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, and the rules and regulations promulgated thereunder, which we refer to as the HSR Act, the merger may not be consummated unless certain waiting period requirements have expired or been terminated. Ashland and Hercules filed the required notification and report forms pursuant to the HSR Act regarding the merger on July 24, 2008, and early termination of the statutory waiting period under the HSR Act was granted on August 8, 2008. In addition, an application with the EU Commission, which must issue a decision under the EC Merger Regulation, No.139/2004 of January 2004, declaring the merger compatible with the common market, was filed on September 1, 2008, and all other necessary foreign antitrust filings have been made by the parties.

The parties also must receive all waivers, consents, licenses, permits, authorizations, orders and approvals from, and make all registrations, filings, notices and notifications pursuant to, all other antitrust laws applicable to the merger, except for any such waivers, consents, licenses, permits, authorizations, orders, approvals, registrations, filings, notices, and notifications that the failure of which to obtain or make would not materially affect the business of Ashland or Hercules in an adverse way.

The obligations of Ashland and Hercules to complete the merger are subject to a number of conditions (Page 77)

Ashland and Hercules are obligated to complete the merger only after the satisfaction or waiver of several conditions, including the following:

•	the merger agreement shall have been adopted by holders of two-thirds of the shares of Hercules common stock outstanding and entitled to vote at the Hercules special meeting;

•

the shares of Ashland common stock to be issued to Hercules shareholders pursuant to and in accordance with the merger agreement shall have been approved for listing on the NYSE, subject to official notice of issuance;

•

the waiting period (and any extension thereof) applicable to the merger under the HSR Act shall have expired or been terminated and the European Commission shall have issued a decision under the EC Merger Regulation declaring the merger compatible with the common market;

•

all waivers, consents, licenses, permits, authorizations, orders and approvals from, and all registrations, filings, notices and notifications with, governmental entities under all other U.S. antitrust laws or any foreign antitrust law applicable to the merger have been obtained or made, except for such waivers, consents, licenses, permits, authorizations, orders and approvals, the failure of which to obtain, and such registrations, filings, notices and notifications, the failure of which to make, would not materially affect the business of Ashland or Hercules in an adverse way;

•	the absence of any effective temporary restraining order, preliminary or permanent injunction, judgment or comparable judicial action that prohibits the completion of the merger;

•	the accuracy and correctness of representations and warranties of the other party contained in the merger agreement, subject to certain qualifications described in the merger agreement;

•

the registration statement on Form S-4, of which this proxy statement/prospectus forms a part, shall have been declared effective by the Securities and Exchange Commission, which we refer to as the “SEC,” and shall not be the subject of any stop order or proceedings seeking a stop order; and

•

the other party shall have performed in all material respects its obligations required under the merger agreement and provided a certification both to this effect and that the representations and warranties are true and correct subject to the materiality standards contained in the merger agreement.

In addition, Ashland is obligated to complete the merger only if Hercules has not experienced any event that, individually or in the aggregate, is having or would reasonably be expected to have a material adverse effect on Hercules. Unless otherwise qualified, the term “material adverse effect” shall have the meaning assigned to that term in the merger agreement.

In addition, Hercules is obligated to complete the merger only if Ashland has deposited with the exchange agent, at or prior to closing, certificates representing the shares of Ashland common stock and cash in an amount to pay the merger consideration.

Each of Ashland, Merger Sub and Hercules may waive the conditions to the performance of its obligations under the merger agreement and complete the merger even though one or more of these conditions has not been met. Neither Ashland nor Hercules can give any assurance that all of the conditions to the merger will be either satisfied or waived or that the merger will occur.

Financing Commitments (Page 61)

Ashland has entered into a commitment letter, which is referred to as the “financing commitment letter,” with Banc of America Securities LLC, Banc of America Bridge LLC, and Bank of America, N.A., which we refer to collectively as “Bank of America,” and The Bank of Nova Scotia, which we refer to as “Scotiabank.” Subject to the terms and conditions of the financing commitment letter, Bank of America and Scotiabank have committed to a $1.950 billion senior secured credit facility (which includes a $500.0 million revolving credit facility) and a $750.0 million senior unsecured bridge loan facility. The loans contemplated by the financing commitment letter, together with Ashland’s existing cash balances, are expected to be available to refinance Ashland’s existing senior credit facilities, refinance certain amounts outstanding under the credit facilities of Hercules and fund the cash portion of the merger consideration and fees and expenses related thereto and to the financing. The portion of the $500.0 million revolving credit facility that may be used to consummate the merger on the closing date is limited to $12.0 million, plus additional amounts used to fund upfront fees and original issue discount. The financing commitment letter also includes customary conditions to funding, including, without limitation, satisfaction of the conditions to closing of the merger as set forth in the merger agreement, the absence of any material adverse effect on Hercules or its subsidiaries, taken as a whole, the obtaining of credit ratings of the debt contemplated by the financing commitment letter, the accuracy of certain representations and warranties of the parties, negotiation and execution of customary legal documentation, and repayment of certain of Hercules’ and Ashland’s existing credit facilities (except for the indebtedness to remain outstanding as provided in the financing commitment letter).

Hercules has agreed not to solicit third-party acquisition proposals (Page 72)

Subject to certain exceptions, the merger agreement provides that none of Hercules, any of its subsidiaries, any of its and their respective directors or officers, nor any advisor shall, directly or indirectly, solicit, initiate or encourage, facilitate, or participate in any discussions regarding any takeover proposal as described in the merger agreement.

Under certain circumstances, Ashland and Hercules may terminate the merger agreement (Page 78)

Ashland and Hercules may mutually agree in writing, by action of their respective boards of directors, to terminate the merger agreement at any time without completing the merger, even after the Hercules shareholders have voted to adopt the merger agreement. The merger agreement may also be terminated at any time prior to the effective time of the merger in other specified circumstances, including:

•	by either Ashland or Hercules if:

•

the merger has not been completed on or before March 31, 2009, unless the failure to so consummate the merger by that date results from a willful breach or failure to perform a covenant under the merger agreement by the party seeking to terminate the merger agreement;

•

any governmental entity prohibits the merger, or a temporary restraining order, or preliminary or permanent injunction or other order enjoins or prohibits the merger, and such order becomes final and non-appealable;

•	the Hercules shareholders fail to adopt the merger agreement at the special meeting or any postponement or adjournment of the special meeting; or

•

the other party breaches or fails to perform in any material respect certain representations, warranties, covenants or agreements in the merger agreement which breach or failure to perform would give rise to the failure of a closing condition and cannot be cured by the breaching party within 30 calendar days after the giving of written notice by the other party; or

•

by Ashland if, prior to the adoption of the merger agreement by Hercules shareholders, the Hercules board of directors recommends, adopts or approves a third-party takeover proposal or has withdrawn, modified or qualified in a manner adverse to Ashland its recommendation of the merger and failed to publicly reaffirm its recommendation of the merger agreement within 10 calendar days following the written request to do so by Ashland.

•	by Hercules if:

•

all conditions to closing are satisfied or waived (or would be satisfied as of an immediate closing of the merger), notice of such has been provided to Ashland, and Ashland cannot proceed to close the transaction, including the payment of the cash consideration, within five business days or such other number of days as set forth in the merger agreement;

•

Ashland breaches or fails to perform in any material respect certain of its representations and warranties or its covenants regarding financing and the breach or failure to perform would give rise to the failure of a closing condition and cannot be cured by Ashland within 30 calendar days after the giving of written notice by Hercules;

•	after Hercules’ shareholder approval is obtained, Ashland cannot deliver a certificate stating that Ashland has not experienced an event that constitutes a material adverse effect;

•

after Hercules’ shareholder approval, both the average Ashland closing stock price declines by more than 20% for any five-trading-day period compared to the Ashland closing stock price on the day prior to the Hercules shareholder meeting and the average Ashland closing stock price during the same five-trading-day period also declines by 20% or more than Standard & Poor’s 500 Index; or

•

prior to receiving Hercules’ shareholder approval, Hercules receives an unsolicited bona fide written acquisition proposal for an alternative business combination transaction that the Hercules board of directors considers a superior proposal, and the Hercules board of directors approves such superior proposal and concurrently authorizes Hercules to enter into a definitive agreement regarding such an alternative transaction.

Termination Fees (Page 79)

In connection with the termination of the merger agreement in certain circumstances involving a takeover proposal by a third party or a change in the Hercules board of director’s recommendation of the merger to Hercules’ shareholders, Hercules will be required to pay Ashland a termination fee of $77.5 million. Further, Hercules will be required to pay up to $12.5 million in documented Ashland fees and expenses incurred in connection with the preparation and performance of the merger agreement and related transactions and financing if a takeover proposal by a third party is made and not withdrawn prior to the Hercules shareholder meeting and Hercules terminates the merger agreement, even if a definitive merger agreement is not signed with the other third party. In connection with the termination of the merger agreement due to Ashland’s inability to obtain the necessary financing for the transaction or a breach of Ashland’s covenants related to financing, Ashland will be obligated to pay a termination fee to Hercules in the amount of $77.5 million. Hercules agreed in the merger agreement that, if such termination fee is paid, in no event will Hercules seek to recover any other money damages or seek any other remedy (including specific performance) from Ashland, Merger Sub or their respective affiliates, or Bank of America or Scotiabank, with respect to the merger, regardless of whether such monetary damages or other remedies are based on a claim in law or equity, and all such claims were waived by Hercules in the merger agreement.

Shareholder Tax Consequences (Page 55)

The receipt of shares of Ashland common stock and cash in exchange for your shares of Hercules common stock pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes. In general, you will recognize gain or loss equal to the difference, if any, between (i) the sum of the fair market value of the shares of Ashland common stock on the date of the merger and the cash received in the transaction and (ii) your adjusted tax basis in the shares of Hercules common stock that you exchange in the transaction. That gain or loss will be capital gain or loss (assuming you hold your Hercules common stock as a capital asset) and the capital gain or loss will be long term if, as of that time, you have held the Hercules common stock for more than one year.

Tax matters are complicated, and the tax consequences of the transaction to each Hercules shareholder will depend on the facts of each shareholder’s situation. You are encouraged to read carefully the discussion in the section entitled “The Merger—Material U.S. Federal Income Tax Consequences” beginning on page 55 and to consult your own tax advisors for a full understanding of the particular tax consequences of the transaction to you.

Differences between the rights of Ashland shareholders and Hercules shareholders (Page 82)

As a result of the merger, the holders of Hercules common stock will become holders of Ashland common stock. Following the merger, Hercules shareholders will have the same rights as holders of Ashland common stock; however, due to differences between the laws of the states of incorporation of Ashland and Hercules

(which states are Kentucky and Delaware, respectively) and the different provisions of the governing documents of Ashland and Hercules, the rights of former Hercules shareholders as Ashland shareholders will be different from the rights they had as shareholders of Hercules.

Comparative market prices and dividend information (Page 26)

Shares of both Ashland and Hercules common stock are listed on the NYSE. The following table presents the last reported sale prices of Ashland common stock and Hercules common stock, as reported on the NYSE Composite Tape on:

•	July 10, 2008, the last full trading day prior to the public announcement of the merger agreement; and

•	October 2, 2008, the last full trading day prior to the date of this proxy statement/prospectus.

The table also presents the equivalent value of the merger consideration per share of Hercules common stock on those dates.

	Ashland Common Stock	Hercules Common Stock	Equivalent Merger Price Per Share of Hercules Common Stock(1)
July 10, 2008	$47.41	$16.66	$23.01
October 2, 2008	$27.30	$18.67	$21.14

(1)	Calculated by adding (a) the cash portion of the merger consideration, or $18.60, and (b) the Ashland closing per share stock price multiplied by 0.0930.

The prices of Ashland and Hercules common stock will fluctuate prior to the closing date of the merger, and Hercules shareholders are encouraged to obtain current market quotations prior to making any decision with respect to the merger.

Ashland currently pays a quarterly dividend on its common stock and last paid dividends on September 15, 2008 of $0.275 per share. Ashland anticipates continuing to pay dividends on its common stock in the future. The merger agreement contains certain restrictions on Ashland’s payment of dividends during the period before the closing of the merger, including that Ashland cannot pay any dividends except its current quarterly cash dividend, which is not to exceed $0.275 per share.

Hercules currently pays a quarterly dividend on its common stock, and last paid dividends on October 17, 2008 in the amount of $0.05 per share. The merger agreement contains certain restrictions on Hercules’ payment of dividends during the period before the closing of the merger, including that Hercules cannot pay any dividends except its current quarterly cash dividend, which is not to exceed $0.06 per share. After completion of the merger, former Hercules shareholders will receive whatever dividends are declared and paid on Ashland common stock.

Accounting Treatment (Page 55)

Ashland will account for the merger using the purchase method of accounting for business combinations under United States generally accepted accounting principles, which is referred to as “GAAP.”

Risk Factors (Page 16)

In evaluating the merger and merger agreement, you should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section entitled “Risk Factors” on page 16, including the risk that Ashland may not realize all of the anticipated benefits of the merger.

Hercules shareholders will be entitled to demand appraisal rights if the merger is completed (Page 57)

Under Delaware law, Hercules shareholders of record who do not vote in favor of the merger will be entitled to seek appraisal rights and obtain payment in cash for the judicially determined fair value of their shares of Hercules common stock in connection with the merger, if the merger is completed. This value could be more than, less than or the same as the merger consideration for Hercules common stock. The relevant provisions of the General Corporation Law of the State of Delaware, which we refer to as the DGCL, are included as Annex B to this proxy statement/prospectus. We encourage you to read these provisions carefully and in their entirety. Moreover, due to the complexity of the procedures for exercising the right to seek appraisal, Hercules shareholders who are considering exercising such rights are encouraged to seek the advice of legal counsel. Failure to strictly comply with these provisions will result in a loss of the right of appraisal.

Merely not voting for the merger will not preserve the right of Hercules shareholders to appraisal of their shares of Hercules common stock under Delaware law. Also, because a submitted proxy not marked “against” or “abstain” will be voted “FOR” the proposal to adopt the merger agreement and “FOR” any necessary proposal to authorize the adjournment of the Hercules special meeting, the submission of a proxy not marked “against” or “abstain” will result in the waiver of appraisal rights. Hercules shareholders who wish to exercise their appraisal rights and hold shares in the name of a broker or other nominee must instruct their nominees to take the steps necessary to enable them to demand appraisal for their shares.

Listing of Ashland Common Stock and Delisting and Deregistration of Hercules Common Stock (Page 59)

Application was made, and approval granted, to have the shares of Ashland common stock to be issued in the merger approved for listing on the NYSE, where Ashland common stock currently is traded under the symbol “ASH.” If the merger is completed, Hercules common stock will no longer be listed on the NYSE and will be deregistered under the Securities Exchange Act of 1934, as amended, which is referred to as the “Exchange Act,” and Hercules will no longer file periodic reports with the SEC.

Fees and Expenses (Page 55)

Generally, all fees and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement will be paid by the party incurring those expenses, subject to the specific exceptions discussed in this proxy statement/prospectus.

Ashland Executive Officers and Directors After the Merger

The executive officers and members of the board of directors of Ashland following the proposed transaction will be as follows:

Name	Position
James J. O’Brien	Chairman of the Board, Chief Executive Officer and Director
Lamar M. Chambers	Senior Vice President, Chief Financial Officer and Controller
David L. Hausrath	Senior Vice President and General Counsel
Susan B. Esler	Vice President—Human Resources and Communications
Theodore L. Harris	Vice President and President of Ashland Distribution
Samuel J. Mitchell, Jr.	Vice President and President of Ashland Consumer Markets
Peter H. Rijneveldshoek	Vice President and President of Ashland Performance Materials
Walter H. Solomon	Vice President and Chief Growth Officer
Paul C. Raymond, III	Vice President and President of Paper and Water Technologies and Ventures
John E. Panichella	Vice President and President of Aqualon
Roger W. Hale	Director
Bernadine P. Healy, M.D.	Director
Kathleen Ligocki	Director
Vada O. Manager	Director
Barry W. Perry	Director
Mark C. Rohr	Director
George A. Schaefer, Jr.	Director
Theodore M. Solso	Director
John F. Turner	Director
Michael J. Ward	Director

The Parties

Ashland Inc.

50 East RiverCenter Boulevard

P.O. Box 391

Covington, Kentucky 41012-0391

(859) 815-3333

Ashland’s businesses consist of four wholly owned segments: Ashland Performance Materials, Ashland Distribution, Valvoline and Ashland Water Technologies.

Ashland Performance Materials is a worldwide manufacturer and supplier of specialty chemicals and customized services to the building and construction, packaging and converting, transportation, marine and metal casting industries. It is a technology leader in metal casting consumables and design services, unsaturated polyester and vinyl ester resins and gelcoats, and high-performance adhesives and specialty resins.

Ashland Distribution distributes chemicals, plastics and resins in North America and plastics in Europe. Ashland Distribution also provides environmental services. Suppliers to Ashland Distribution include many of the world’s leading chemical, composite and plastics manufacturers. Ashland Distribution specializes in providing material transfer and packaging services and mixed truckloads and less-than-truckload quantities to customers in a wide range of industries.

Valvoline is a producer and marketer of premium packaged automotive lubricants, chemicals, appearance products, antifreeze and filters. In addition, Valvoline is engaged in the “fast oil change” business through outlets operating under the Valvoline Instant Oil Change® name.

Ashland Water Technologies is a supplier of chemical and non-chemical water treatment solutions for industrial, municipal and commercial facilities. It provides industrial, commercial and institutional water treatments, wastewater treatment and paint and coating additives. In addition, it also provides boiler and cooling water treatments; fuel treatments; welding, refrigerant and sealing products; and fire fighting, safety and rescue products and services for the merchant marine industry.

Ashland Sub One, Inc.

50 East RiverCenter Boulevard

P.O. Box 391

Covington, Kentucky 41012-0391

(859) 815-3333

Ashland Sub One, Inc., which we refer to as “Merger Sub,” is a Delaware corporation and a wholly owned subsidiary of Ashland. Merger Sub was organized on June 25, 2008 solely for the purpose of effecting the merger with Hercules. It has not carried on any activities other than in connection with the merger agreement.

Hercules Incorporated

Hercules Plaza

1313 North Market Street

Wilmington, Delaware 19894

(302) 594-5000

Hercules is a leading manufacturer and marketer of specialty chemicals and related services for a broad range of business, consumer and industrial applications. Hercules’ principal products are functional and process chemicals used by the paper industry to increase paper and paperboard performance and enhance the manufacturing process, water-soluble polymers, and specialty resins. These products impart such qualities as durability, water-resistance and improved aesthetics for everyday consumer goods in a variety of end-use applications. The primary markets Hercules serves include pulp and paper, paints and adhesives, construction materials, food, pharmaceutical and personal care, and industrial specialties, including oilfield and general industrial.

While Hercules’ products comprise a relatively minor component of its end customers’ total product cost, they frequently possess characteristics important to the functionality and aesthetics of the finished product or the efficient operation of the manufacturing process. Examples of Hercules’ products in consumer end-uses include strength additives for tissue and toweling, sizing agents for milk and juice cartons, thickeners in products such as toothpaste, shampoos and water-based paints, and water control additives for building products such as tile cements, grouts, stuccos, plasters and joint compounds. Hercules also offers products and related services that improve and reduce the cost of the paper manufacturing processes, including water management programs that are designed to protect and maintain equipment and reduce operating costs. Other product offerings include process aids for oil well drilling and similar applications.

RISK FACTORS

In addition to the other information included or incorporated by reference in this proxy statement/prospectus, you should carefully consider the matters described below in evaluating whether to adopt the merger agreement.

Risks Relating to the Merger

Ashland may not realize all of the anticipated benefits of the transaction.

The combined company’s ability to realize the anticipated benefits of the merger will depend, in part, on the ability of Ashland to integrate the businesses of Hercules successfully and efficiently with Ashland. The combination of two independent companies is a complex, costly and time-consuming process. As a result, the combined company will be required to devote significant management attention and resources to integrating the diverse business practices and operations of Ashland and Hercules. The integration process may disrupt the business of either or both of the companies and, if implemented ineffectively, preclude realization of the full benefits expected by Ashland and Hercules. The failure of the combined company to meet the challenges involved in integrating the operations of Ashland and Hercules or otherwise to realize any of the anticipated benefits of the transaction could cause an interruption of, or a loss of momentum in, the activities of the combined company and could seriously harm its results of operations. In addition, the overall integration of the two companies may result in unanticipated problems, expenses, liabilities, competitive responses, loss of customer and other relationships, and diversion of management’s attention, and may cause Ashland’s stock price to decline. The difficulties of combining the operations of the companies include, among others:

•	coordinating marketing functions;

•	unanticipated issues in integrating information, communications and other systems;

•	unanticipated incompatibility of logistics, marketing and administration methods;

•	maintaining employee morale and retaining key employees;

•	integrating the business cultures of both companies;

•	preserving important strategic and customer relationships;

•	consolidating corporate and administrative infrastructures and eliminating duplicative operations;

•	the diversion of management’s attention from other ongoing business concerns; and

•	coordinating geographically separate organizations.

In addition, even if the operations of Ashland and Hercules are integrated successfully, the combined company may not realize the full benefits of the transaction, including the synergies, cost savings, or sales or growth opportunities that are expected. Such benefits may not be achieved within the anticipated time frame, or at all. Further, because the businesses of Ashland and Hercules differ, the results of operations of the combined company and the market price of Ashland common stock may be affected after the transaction by factors different from those affecting the shares of Ashland and Hercules currently, and may suffer as a result of the transaction. As a result, Ashland and Hercules cannot assure you that the combination of Hercules with Ashland will result in the realization of the full benefits anticipated from the transaction.

Because the market price of Ashland common stock will fluctuate, you cannot be sure of the market value of the shares of Ashland common stock that you will receive.

The number of shares of Ashland common stock to be received by holders of Hercules common stock in the merger as part of the merger consideration is fixed at 0.0930 of a share of Ashland common stock for each share of Hercules common stock. That number will not be adjusted in the event of any increase or decrease in the price of either Ashland common stock or Hercules common stock. The price of Ashland common stock may vary at the effective time of the merger from its price at the date of this proxy statement/prospectus and at the date of the special meeting of Hercules shareholders. Therefore, at the time of the special meeting, you will not know the precise dollar value of the merger consideration you will be entitled to receive upon completion of the merger and you are encouraged to obtain current market quotations for Ashland common stock and Hercules common stock. That variation may be the result of changes in the business, operations or prospects of Ashland or Hercules, market assessments of the likelihood that the merger will be completed and the timing of the merger, regulatory considerations, general market and economic conditions and other factors. In addition to the approval of Hercules shareholders, completion of the merger is subject to the issuance by the European Commission of a decision under the EC Merger Regulation declaring the merger compatible with the common market, and the satisfaction of other conditions that may not occur until some time after the special meeting.

Obtaining required approvals and satisfying closing conditions may delay or prevent completion of the merger.

Completion of the merger is conditioned upon the receipt of certain governmental authorizations, consents, orders and approvals, including the issuance by the European Commission of a decision under the EC Merger Regulation declaring the merger compatible with the common market. These consents, orders and approvals may impose conditions on, or require divestitures relating to, the divisions, operations or assets of Ashland or Hercules. These conditions or divestitures may jeopardize or delay completion of the merger or may reduce the anticipated benefits of the merger. Further, no assurance can be given that the required consents and approvals will be obtained or that the required conditions to closing will be satisfied, and, if all required consents and approvals are obtained and the conditions are satisfied, no assurance can be given as to the terms, conditions and timing of the consents and approvals.

If Ashland is unable to finance the merger, the merger will not be completed.

Ashland intends to finance the merger with debt financing, existing cash balances, the issuance of Ashland common stock in exchange for Hercules common stock and cash flow from operations. To this end, and to provide for ongoing working capital for general corporate purposes after the merger, Ashland has received commitments from lenders to provide an aggregate of up to $2.7 billion in financing. Although Ashland has entered into the financing commitment letter with Bank of America and Scotiabank, the financing commitment letter includes customary conditions to funding, including, without limitation, satisfaction of the conditions to closing of the merger as set forth in the merger agreement, the absence of any material adverse effect on Hercules or its subsidiaries, taken as a whole, the obtaining of credit ratings, the accuracy of certain representations and warranties of the parties, negotiation of customary legal documentation, and repayment of certain of Hercules’ and Ashland’s existing credit facilities. In the event that the financing described in the financing commitment letter is not available on the terms set forth in the financing commitment letter, other financing may not be available on acceptable terms, in a timely manner or at all. If other financing becomes necessary and Ashland is unable to secure such additional financing, the merger will not be completed. In the event of a termination of the merger agreement due to Ashland’s inability to obtain the necessary financing for the transaction or a breach of Ashland’s covenants related to financing, Ashland will be obligated to pay a termination fee to Hercules in the amount of $77.5 million. Hercules agreed in the merger agreement that, if such termination fee is paid, in no event will Hercules seek to recover any other money damages or seek any other remedy (including specific performance) from Ashland, Merger Sub or their respective affiliates, or Bank of America or Scotiabank, with respect to the merger, regardless of whether such monetary damages or other remedies are based on a claim in law or equity, and all such claims were waived by Hercules in the merger agreement.

The combined company will depend on its senior management team and other key employees and the loss of any of these employees could adversely affect the combined company’s business.

The success of the combined company after the transaction will depend in part upon the ability of the combined company to retain senior management and other key employees. Competition for qualified personnel can be intense. In addition, senior management and key employees may depart because of issues relating to the uncertainty or difficulty associated with the integration of the companies or a desire not to remain with the combined company. Accordingly, no assurance can be given that Ashland or Hercules will be able to retain senior management and key employees to the same extent that they have been able to do so in the past.

Resales of shares of Ashland common stock following the transaction may cause the market price of shares of Ashland common stock to decline.

As of August 31, 2008, Ashland had approximately 63.0 million shares of common stock outstanding, and approximately 1.6 million shares issuable upon the exercise of outstanding stock options and equity-based awards. Ashland has registered approximately 10.7 million shares of common stock in connection with the transaction. The issuance of these new shares and additional shares that may become issuable from time to time upon the exercise of options (including converted Hercules options, for those Hercules option holders who elect not to receive cash) could negatively affect the market price for shares of Ashland common stock. Also, shareholders of Hercules stock may decide to sell rather than hold the additional shares of Ashland common stock they would receive in the transaction. The sale of those shares also could negatively affect the market price for shares of Ashland common stock.

The market price for Ashland common stock may be affected by factors different from those affecting Hercules common stock.

Upon completion of the merger, holders of Hercules common stock will become holders of Ashland common stock. Ashland’s businesses differ from those of Hercules, and accordingly the results of operations of the combined company will be affected by factors different from those currently affecting the results of operations of Hercules. For a discussion of the businesses of Ashland and Hercules and of certain factors to consider in connection with those businesses, see the documents incorporated by reference in this proxy statement/prospectus and referred to under “Incorporation by Reference” beginning on page 117.

Some directors and executive officers of Hercules have interests in the merger that may differ from the interests of Hercules shareholders.

When considering the recommendation by the Hercules board of directors to vote “FOR” adoption of the merger agreement, you should be aware that certain directors and executive officers of Hercules have interests in the merger agreement that are different from, or in addition to, your interests as shareholders of Hercules. These interests are described in more detail in the section of this proxy statement/prospectus titled “Interests of Hercules Directors and Executive Officers in the Merger” beginning on page 48.

The shares of Ashland common stock to be received by Hercules shareholders as a result of the merger will have different rights from the shares of Hercules common stock.

Following completion of the merger, Hercules shareholders will no longer be shareholders of Hercules, a Delaware corporation, but will instead be shareholders of Ashland, a Kentucky corporation. There will be important differences between your current rights as a Hercules shareholder and the rights to which you will be entitled as a shareholder of Ashland. See “Comparative Rights of Ashland and Hercules Shareholders” beginning on page 82 for a discussion of the different rights associated with Ashland common stock.

The pro forma financial statements are presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or results of operations following the completion of the merger.

The pro forma financial statements contained in this proxy statement/prospectus are presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or results of operations following the merger for several reasons. The pro forma financial statements have been derived from the historical financial statements of Ashland and Hercules and adjustments and assumptions have been made regarding the combined company after giving effect to the transaction. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments and assumptions are difficult to make with accuracy.

The assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect the combined company’s financial condition or results of operations following the transaction. Any decline or potential decline in the combined company’s financial condition or results of operations may cause significant variations in the stock price of the combined company. See “Unaudited Pro Forma Combined Condensed Financial Statements” beginning on page 100.

Some of the conditions to the merger may be waived by Ashland or Hercules without resoliciting shareholder approval of the merger agreement.

Some of the conditions set forth in the merger agreement may be waived by Ashland or Hercules, subject to the agreement of the other party in specific cases. See “The Merger Agreement—Conditions to the Merger” on page 77. If any conditions are waived, Ashland and Hercules will evaluate whether amendment of this proxy statement/prospectus and resolicitation of proxies is warranted.

Provisions of the merger agreement may deter alternative business combinations and could negatively impact the stock prices of Ashland and Hercules if the merger agreement is terminated in certain circumstances.

The merger agreement precludes Hercules from, directly or indirectly, soliciting, initiating, or knowingly encouraging the submission of any takeover proposal or participating in any discussions or negotiations regarding, or furnishing to any person any information in connection with, or otherwise cooperating in any way that could reasonably lead to, any takeover proposal. In connection with the termination of the merger agreement in certain circumstances involving a takeover proposal by a third party or a change in Hercules’ board of directors’ recommendation of the merger to Hercules’ shareholders, Hercules will be required to pay Ashland a termination fee of $77.5 million. These restrictions could discourage a potential third-party acquirer from considering or proposing a transaction, or could reduce the price that a potential third-party acquirer would be willing to pay, because of the added cost of the termination fee. In the event the merger is terminated by Ashland or Hercules in circumstances that obligate either party to pay the termination fee to the other party, including where Ashland terminates the merger agreement because Hercules’ board of directors withdraws its support of the merger, the trading price of Ashland’s and/or Hercules’ stock may decline.

Failure to complete the merger with Ashland could materially and adversely affect Hercules.

The merger is conditioned upon, among other things, the approval of Hercules’ shareholders, the receipt of regulatory approvals and other customary closing conditions. There can be no assurance that these conditions will be met or waived, that the necessary approvals will be obtained, or that Hercules will be able to consummate the merger as currently contemplated under the merger agreement or at all. If the merger is not completed, Hercules will not realize the potential benefits of the merger, including any synergies that could result from combining Hercules with Ashland and, under certain circumstances, Hercules may have to pay a termination fee to Ashland in the amount of $77.5 million.

Ashland and Hercules will be required to expend significant resources in order to satisfy the conditions to closing.

Ashland and Hercules will incur significant transaction costs, including legal, accounting, financial advisory and other costs relating to the merger. In addition, the attention of Ashland’s and Hercules’ management and employees may be diverted from day-to-day operations.

The pending merger may disrupt Hercules’ normal business operations and the merger agreement imposes certain restrictions on the activities of Hercules until the closing.

Hercules’ customers, suppliers or distributors may seek to modify or terminate existing agreements, and prospective customers may delay entering into new agreements or purchasing Hercules’ products as a result of the announcement of the merger. Hercules’ ability to attract new employees and retain its existing employees may be harmed by uncertainties associated with the merger. In addition, the merger agreement limits certain activities of Hercules that are considered as other than in the ordinary course of business, including the declaration of common stock dividends inconsistent with Hercules’ past practice, the issuance and repurchase of shares of common stock, changes to Hercules’ charter and bylaws, capital expenditures, acquisitions and investments, the ability to incur additional indebtedness and the settlement of certain claims, among others.

Ashland will take on substantial additional indebtedness to finance the merger, which will decrease Ashland’s business flexibility and increase its borrowing costs.

Upon completion of the merger, Ashland will increase its indebtedness by approximately $2.5 billion, and will have indebtedness that will be substantially greater than its indebtedness prior to the merger. The covenants in such indebtedness and the increased indebtedness and higher debt-to-equity ratio of Ashland in comparison to that of Ashland on a recent historical basis will have the effect, among other things, of reducing the flexibility of Ashland to respond to changing business and economic conditions and increasing borrowing costs. For more information on the financial impact of Ashland’s increased indebtedness (see “Financial Summary—Selected Unaudited Pro Forma Combined Condensed Financial Information of Ashland” on page 24).

Risks Relating to Ashland and Hercules

Ashland and Hercules are, and will continue to be, subject to the risks described in (i) Part I, Item 1A in Ashland’s annual report on Form 10-K for the year ended September 30, 2007, (ii) Part I, Item 1A in Hercules’ annual report on Form 10-K for the year ended December 31, 2007, (iii) Part II, Item 1A of Ashland’s quarterly reports on Form 10-Q for the quarters ended March 31, 2008 and June 30, 2008, and (iv) Part II, Item 1A of Hercules’ quarterly report on Form 10-Q for the quarter ended June 30, 2008, in each case as filed with the SEC and incorporated by reference into this proxy statement/prospectus. See “Incorporation by Reference” beginning on page 117 for the location of information incorporated by reference into this proxy statement/prospectus.

FORWARD-LOOKING STATEMENTS

Some of the statements contained or incorporated by reference in this proxy statement/prospectus, including those relating to Ashland’s and Hercules’ strategies and other statements that are predictive in nature, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. Forward-looking statements include the information concerning possible or assumed future results of operations of Ashland and Hercules as set forth elsewhere in this proxy statement/prospectus or in the documents incorporated by reference. These statements are not historical facts, but instead represent only Ashland’s and Hercules’ expectations, estimates and projections regarding future events. These statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict, which may include the risk factors set forth above and other market, business, legal and operational uncertainties discussed elsewhere in this proxy statement/prospectus and the documents that are incorporated by reference. Those uncertainties include, but are not limited to:

•	the risks that the businesses of Ashland and Hercules will not be successfully integrated;

•	the ability to obtain requisite governmental approvals for the merger on the proposed terms and schedule;

•	the ability of Ashland to receive financing to fund the merger consideration;

•	the failure of the Hercules shareholders to adopt the merger agreement; and

•	disruption from the merger, including lost business opportunities and difficulty maintaining relationships with employees, customers and suppliers.

Ashland’s and Hercules’ actual results and financial conditions may differ, perhaps materially, from the anticipated results and financial conditions in any forward-looking statements, and readers are cautioned not to place undue reliance on such statements.

For more information concerning factors that could affect Ashland’s and Hercules’ future results and financial conditions, see “Management’s Discussion and Analysis” and “Risk Factors” in each of (i) Ashland’s annual report on Form 10-K for the year ended September 30, 2007, (ii) Hercules’ annual report on Form 10-K for the year ended December 31, 2007, (iii) Ashland’s and Hercules’ interim quarterly reports on Form 10-Q, and (iv) Hercules’ current report on Form 8-K dated July 30, 2008, which are in each case incorporated by reference. Ashland and Hercules undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

SELECTED HISTORICAL FINANCIAL AND OTHER DATA OF ASHLAND

The following table sets forth selected historical consolidated financial information and other data of Ashland for the periods presented. The selected financial information, as of and for each of the years in the five fiscal-year period ended September 30, 2007, has been derived from Ashland’s consolidated financial statements. The selected financial data as of, and for the nine months ended, June 30, 2007 and 2008, has been derived from Ashland’s unaudited condensed consolidated financial statements which include, in the opinion of Ashland’s management, all adjustments, consisting of normal recurring adjustments, necessary to present fairly the results of operations and financial position of Ashland for the periods and dates presented. The results of operations for any interim period are not necessarily indicative of results for the full year or any other interim period. This financial information and other data should be read in conjunction with the respective audited and unaudited consolidated financial statements of Ashland, including the notes thereto, incorporated in this proxy statement/prospectus by reference. See “Incorporation by Reference” beginning on page 117.

	Year Ended September 30,					Nine Months Ended June 30,
(In millions except per share data)	2007	2006	2005	2004	2003	2008	2007
Summary of operations
Sales and operating revenues	$7,785	$7,233	$6,731	$5,776	$5,165	$6,166	$5,700
Costs and expenses
Cost of sales and operating expenses	6,447	6,030	5,545	4,721	4,189	5,158	4,707
Selling, general and administrative expenses	1,171	1,077	1,079	968	1,031	856	834

	7,618	7,107	6,624	5,689	5,220	6,014	5,541
Equity and other income(1)	49	44	564	438	338	33	31

Operating income	216	170	671	525	283	185	190
(Loss) gain on the MAP Transaction(2)	(3)	(5)	1,284	—	—	23	(3)
Loss on early retirement of debt	—	—	(145)	—	—	—	—
Net interest and other financing income (costs)	46	47	(82)	(114)	(128)	26	34

Income for continuing operations before income taxes	259	212	1,728	411	155	234	221
Income tax (expense) benefit	(58)	(29)	230	(100)	(52)	(58)	(52)

Income from continuing operations	$201	$183	$1,958	$311	$103	$176	$169

Common stock information
Income from continuing operations
Basic earnings per share	$3.20	$2.57	$26.85	$4.44	$1.51	$2.80	$2.68
Diluted earnings per share	3.15	2.53	26.23	4.36	1.50	2.77	2.64
Regular cash dividends per share	1.10	1.10	1.10	1.10	1.10	0.825	0.825
Special cash dividend per share	10.20	—	—	—	—	—	—

Balance sheet information (end of period)
Current assets	$3,276	$4,250	$3,757	$2,302	$2,085	$3,100	$3,192
Noncurrent assets	2,410	2,340	3,058	5,200	4,921	2,744	2,420

Total assets	$5,686	$6,590	$6,815	$7,502	$7,006	$5,844	$5,612

Current liabilities (including current portion of long-term debt)	$1,152	$2,041	$1,545	$1,815	$1,484	$1,204	$1,147
Long-term debt (less current portion)	64	70	82	1,109	1,512	45	65
Asbestos litigation reserve (noncurrent portion)	560	585	521	568	560	530	567
Other noncurrent liabilities	756	798	928	1,304	1,197	707	795
Shareholders’ equity	3,154	3,096	3,739	2,706	2,253	3,358	3,038

Total liabilities and shareholders’ equity	$5,686	$6,590	$6,815	$7,502	$7,006	$5,844	$5,612

(1)	Includes income of $517 million, $405 million and $285 million in 2005, 2004 and 2003, respectively, related to Ashland’s former interest in Marathon Ashland Petroleum LLC.
(2)	“MAP Transaction” refers to the June 30, 2005 transfer of Ashland’s 38% interest in Marathon Ashland Petroleum LLC and two other businesses to Marathon Oil Corporation.

SELECTED HISTORICAL FINANCIAL AND OTHER DATA OF HERCULES

The following table sets forth selected historical consolidated financial information and other data of Hercules for the periods presented. The selected financial information, as of and for each of the years in the five fiscal-year period ended December 31, 2007, has been derived from Hercules’ consolidated financial statements. The selected financial data as of, and for the six months ended, June 30, 2007 and 2008, has been derived from Hercules’ unaudited condensed consolidated financial statements which include, in the opinion of Hercules’ management, all adjustments, consisting of normal recurring adjustments, necessary to present fairly the results of operations and financial position of Hercules for the periods and dates presented. The results of operations for any interim period are not necessarily indicative of results for the full year or any other interim period. This financial information and other data should be read in conjunction with the respective audited and unaudited consolidated financial statements of Hercules, including the notes thereto, incorporated in this proxy statement/prospectus by reference. See “Incorporation by Reference” beginning on page 117.

	Year Ended December 31,					Six Months Ended June 30,
(In millions except per share data)	2007	2006	2005	2004	2003	2008	2007
Summary of Operations
Net sales	$2,136	$2,035	$2,055	$1,985	$1,836	$1,171	$1,051
Cost of sales	1,406	1,343	1,391	1,292	1,156	795	682

Gross profit	730	692	664	693	680	376	369
Research and development	44	39	41	43	39	23	21
Profit (loss) from operations(1)	306	191	164	263	(6)	143	155
Net income (loss) from continuing operations before discontinued operations and cumulative(1) effect of changes in accounting principle	198	153	(16)	50	(97)	67	122
Net income (loss) from discontinued operations, net of tax	8	47	(7)	(2)	3	26	—
Cumulative effect of changes in accounting principle, net of tax	—	1	(3)	—	(33)	—	—

Net income (loss)(1)	$206	$201	$(26)	$48	$(127)	$93	$122

Common stock information
Basic earnings (loss) per share(1)
Continuing operations	$1.73	$1.38	$(0.15)	$0.47	$(0.91)	$0.61	$1.06
Discontinued operations	0.07	0.42	(0.06)	(0.02)	0.03	0.23	—
Cumulative effect of changes in accounting principal	—	0.01	(0.02)	—	(0.31)	—	—

Net income (loss)	$1.80	$1.81	$(0.23)	$0.45	$(1.19)	$0.84	$1.06

Diluted earnings (loss) per share(1)
Continuing operations	$1.72	$1.37	$(0.15)	$0.46	$(0.91)	$0.60	$1.06
Discontinued operations	0.07	0.42	(0.06)	(0.02)	0.03	0.23	—
Cumulative effect of changes in accounting principal	—	0.01	(0.02)	—	(0.31)	—	—

Net income (loss)	$1.79	$1.80	$(0.23)	$0.44	$(1.19)	$0.83	$1.06

Dividends declared per share	$0.10	—	—	—	—	$0.10	—

Balance sheet information (end of period)
Current assets	$814	$985	$843	$782	$839	$892	$969
Noncurrent assets	1,864	1,824	1,726	1,938	1,883	1,899	1,805

Total assets	$2,678	$2,809	$2,569	$2,720	$2,722	$2,791	$2,774

Current liabilities (including current portion of long-term debt)	$534	$630	$512	$476	$453	$566	$598
Long-term debt (less current portion)	762	960	1,092	1,210	1,326	762	833
Asbestos litigation reserve (noncurrent portion)	227	233	234	213	176	216	232
Other noncurrent liabilities	655	730	754	709	742	667	693
Minority interests	22	13	1	—	—	21	14
Shareholders’ equity	478	243	(24)	112	25	559	404

Total liabilities and shareholders’ equity	$2,678	$2,809	$2,569	$2,720	$2,722	$2,791	$2,774

(1)	Data for the years 2003 through 2007 and for the six months ended June 30, 2007 have been adjusted on a retrospective basis for the change in method of accounting for the Company’s U.S. and U.K. qualified defined benefit pension plans. For further information on this adjustment, refer to the related Form 8-K filing on July 30, 2008.

SELECTED UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION OF ASHLAND

The following table below sets forth selected unaudited pro forma combined condensed financial data of Ashland as of June 30, 2008 and for the nine months ended June 30, 2008 and the fiscal year ended September 30, 2007. The pro forma amounts in the table below are based on the historical consolidated financial statements and the notes thereto of Ashland and Hercules and have been prepared to give effect to the merger as if the merger had occurred at the balance sheet date and at the beginning of the fiscal year ending September 30, 2007. Because the fiscal years of Ashland and Hercules are different, Hercules’ unaudited condensed balance sheet as of June 30, 2008 and its unaudited pro forma combined condensed income statement for the nine months ended June 30, 2008 and the fiscal year ended December 31, 2007 have been used in preparing the unaudited pro forma combined condensed financial statements.

The unaudited pro forma financial data in the table below should be read in conjunction with the historical financial statements and accompanying disclosures of Ashland and Hercules, which are incorporated by reference in this proxy statement/prospectus, and the unaudited pro forma combined condensed financial statements and accompanying disclosures beginning on page 100. The unaudited pro forma combined condensed financial statements are provided for informational purposes only and do not purport to represent what Ashland’s financial position or results of operations would actually have been had the merger occurred on those dates or to project Ashland’s results of operations or financial position for any future period. See the “Unaudited Pro Forma Combined Condensed Financial Information” beginning on page 100.

	Fiscal Year Ended September 30, 2007	Nine Months Ended June 30, 2008
	(In millions)
Statement of Income Data
Revenues	$9,921	$7,878
Cost of sales and operating expenses	7,884	6,339
Selling, general and administrative expenses	1,696	1,271
Operating income	402	305
Net interest and other financing costs	136	110
Income from continuing operations before income taxes, minority interest and equity loss	217	199
Income tax (expense) benefit	31	(39)
Income from continuing operations	247	159
Balance Sheet Data (end of period)
Current assets	N/A	3,296
Noncurrent assets	N/A	7,030
Total assets	N/A	10,326
Current liabilities	N/A	1,764
Long term debt (less current portion)	N/A	2,448
Asbestos litigation reserve (noncurrent portion)	N/A	841
Shareholders’ equity	N/A	3,813
Total liabilities and shareholders’ equity	N/A	10,326

COMPARATIVE PER SHARE DATA

The following table presents certain per share data of Ashland and Hercules on a historical basis and on an unaudited pro forma basis after giving effect to the merger as if the merger had occurred at the balance sheet date and at the beginning of the fiscal year ended September 30, 2007. The following information should be read in conjunction with the audited consolidated financial statements of Ashland and Hercules, which are incorporated by reference into this proxy statement/prospectus, and the unaudited pro forma combined condensed financial statements beginning on page 100. The pro forma information below is presented for informational purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the merger had been completed as of the beginning of the periods presented, nor is it necessarily indicative of the future operating results or financial position of the combined company. The unaudited pro forma combined condensed statement of income information for the year ended September 30, 2007 combines the twelve months ended September 30, 2007 for Ashland with the twelve months ended December 31, 2007 for Hercules. The unaudited pro forma combined condensed statement of income information for the nine months ended June 30, 2008 combines the nine months ended June 30, 2008 for Ashland with the nine months ended June 30, 2008 for Hercules. Therefore, Hercules’ consolidated statement of operations for the period October 1, 2007 to December 31, 2007 has been presented in both the unaudited pro forma combined condensed statement of income for the year ended September 30, 2007 and the unaudited pro forma combined condensed statement of income for the nine months ended June 30, 2008. Hercules equivalent per share amounts were calculated by multiplying the unaudited pro forma combined per share amounts by the exchange ratio of 0.0930.

	Year Ended September 30, 2007	Nine Months Ended June 30, 2008
Basic earnings per common share:(1)
Ashland	$3.20	$2.80
Hercules	$1.73	$0.86
Consolidated pro forma	$3.37	$2.17
Hercules pro forma equivalent	$0.31	$0.20
Diluted earnings per common share:(1)
Ashland	$3.15	$2.77
Hercules	$1.72	$0.85
Consolidated pro forma	$3.31	$2.14
Hercules pro forma equivalent	$0.31	$0.20
Cash dividends per common share:
Ashland	$1.10	$0.825
Hercules	$0.10	$0.15
Consolidated pro forma(2)	$1.10	$0.825
Hercules pro forma equivalent	$0.10	$0.08
Book value per common share (end of period):(3)
Ashland	$50.16	$53.30
Hercules	$4.19	$4.97
Consolidated pro forma	n/a	$51.88
Hercules pro forma equivalent	n/a	$4.82

(1)	Each income statement metric is calculated using income from continuing operations.
(2)	Pro forma cash dividends declared per share represent historical cash dividends declared by Ashland.
(3)	Calculated by dividing shareholders’ equity by the total common shares outstanding (estimated for pro forma amounts) as of the applicable date. For Hercules book value per common share reported in the September 30, 2007 column, the December 31, 2007 shareholders’ equity and total common shares outstanding totals were used.

COMPARATIVE STOCK PRICES AND DIVIDENDS

Ashland common stock is listed and traded on the NYSE under the symbol “ASH.” Hercules common stock is listed and traded on the NYSE under the symbol “HPC.” The following table sets forth, for the calendar quarters indicated, the high and low sale prices per share of Ashland common stock and Hercules common stock as reported on the NYSE Composite Tape. The table also sets forth the quarterly cash dividends per share declared by Hercules and Ashland with respect to its common stock.

	Ashland Common Stock				Hercules Common Stock
	High	Low	Dividends		High	Low	Dividends
2006
Quarter Ended March 31	$71.30	$57.96	$0.275		$14.34	$10.98	$—
Quarter Ended June 30	$75.17	$57.39	$0.275		$16.19	$13.51	$—
Quarter Ended September 30	$68.59	$60.15	$0.275		$16.10	$13.35	$—
Quarter Ended December 31	$71.04	$57.25	$10.475	(1)	$19.87	$15.50	$—
2007
Quarter Ended March 31	$70.20	$61.66	$0.275		$21.40	$18.28	$—
Quarter Ended June 30	$66.03	$58.44	$0.275		$20.15	$17.49	$—
Quarter Ended September 30	$66.77	$50.23	$0.275		$22.48	$18.28	$0.05
Quarter Ended December 31	$68.99	$45.79	$0.275		$22.14	$17.49	$0.05
2008
Quarter Ended March 31	$49.88	$39.82	$0.275		$19.94	$14.90	$0.05
Quarter Ended June 30	$58.58	$47.01	$0.275		$22.00	$16.85	$0.05
Quarter Ended September 30	$48.97	$26.81	$0.275		$21.95	$15.68	$0.05

(1)	This amount includes a regular cash dividend of $0.275, plus an additional dividend paid in October 2006 of $10.20 per share as part of the use of proceeds from the divestiture of Ashland’s wholly owned subsidiary, Ashland Paving and Construction, Inc., which we refer to as “APAC.”

On July 10, 2008, the last trading day prior to the announcement of the execution of the merger agreement, the last sale price of Hercules common stock was $16.66 per share and the last sale price of Ashland common stock was $47.41 per share. On October 2, 2008, the trading day prior to the date of this proxy statement/prospectus, the last sale price of Hercules common stock was $18.67 per share and the last sale price of Ashland common stock was $27.30 per share. All stock price information is as reported on the NYSE Composite Tape. The market prices of shares of Hercules common stock and Ashland common stock are subject to fluctuation. As a result, Hercules shareholders are encouraged to obtain current market quotations.

THE SPECIAL MEETING OF SHAREHOLDERS OF HERCULES INCORPORATED

Time, Place and Purpose of the Special Meeting

This proxy statement/prospectus is being provided to Hercules shareholders in connection with the solicitation of proxies by the Hercules board of directors for use at the special meeting of shareholders to be held on November 5, 2008 at 11:00 a.m., local time, at the Hercules Plaza, 1313 North Market Street, Wilmington, Delaware 19894-0001, including any adjournments of the special meeting.

The purposes of the special meeting are to consider and vote upon the adoption of the Agreement and Plan of Merger, dated as of July 10, 2008, among Ashland, Merger Sub, a direct wholly owned subsidiary of Ashland, and Hercules, and to consider and vote upon any procedural matters incident to the conduct of the special meeting, such as adjournment of the special meeting, including any adjournment for the purpose of soliciting additional proxies.

THE HERCULES BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER AGREEMENT IS ADVISABLE FOR, AND FAIR TO, AND IN THE BEST INTERESTS OF, HERCULES AND ITS SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT HERCULES SHAREHOLDERS VOTE “FOR” THE PROPOSAL TO ADOPT THE MERGER AGREEMENT.

Record Date; Voting Information; Required Vote

The Hercules board of directors has fixed the close of business on September 19, 2008 as the record date for determining the holders of Hercules common stock entitled to notice of, and to vote at, the special meeting. Only holders of record of Hercules common stock at the close of business on the record date will be entitled to notice of, and to vote at, the special meeting or any adjournment or postponement of the special meeting.

As of the record date, 112,596,248 shares of Hercules common stock were issued and outstanding and entitled to vote at the special meeting and there were approximately 9,906 holders of record of Hercules common stock. Each share of Hercules common stock entitles the holder to one vote on each matter to be considered at the special meeting. If you are a record holder of Hercules common stock, you may vote your shares of Hercules common stock in person at the special meeting or by proxy as described below under “—Voting by Proxy.”

The presence in person or by proxy at the special meeting of the holders of at least a majority of the outstanding shares of Hercules common stock entitled to vote at the meeting will constitute a quorum for the special meeting. Properly signed proxies that are marked “abstain” are known as abstentions. Properly signed proxies that are held by brokers in street name on behalf of customers who have not provided their broker with specific voting instructions on non-routine matters such as the proposal to adopt the merger agreement are known as broker non-votes. Abstentions and broker non-votes will be counted for the purposes of determining whether a quorum exists at the special meeting but will have the same effect as a vote against the proposal to adopt the merger agreement.

The affirmative vote of Hercules shareholders holding two-thirds of the shares of Hercules common stock outstanding as of the record date is required to adopt the merger agreement. Acting upon any procedural matters incident to the conduct of the special meeting, including adjournment, will require the affirmative vote of a majority of all votes cast with respect to such matter by the holders of shares of Hercules common stock present in person or represented by proxy and entitled to vote on such matter at the special meeting.

Hercules does not expect that any matter other than the proposals listed above will be brought before the special meeting. If, however, other matters are properly brought before the special meeting, or any adjournment of the special meeting, the persons named as proxies will vote in accordance with their judgment.

Voting in Person

If you plan to attend the special meeting and wish to vote in person, you will be given a ballot at the special meeting. Please note, however, that if your shares are held in “street name,” which means your shares are held of record by a broker, bank or other nominee, and you wish to vote in person at the special meeting, you must bring to the special meeting a proxy from the record holder of the shares authorizing you to vote at the special meeting.

Voting by Proxy

Your vote is very important. Accordingly, please complete, sign and return the enclosed proxy card in the self-addressed, postage prepaid envelope whether or not you plan to attend the special meeting in person. You should vote your proxy even if you plan to attend the special meeting. You can always change your vote at the special meeting. Alternatively, you can vote by telephone or through the internet. Voting instructions are included on your proxy card. If you properly give your proxy and submit it to Hercules in time to vote, one of the individuals named as your proxy will vote your shares as you have directed. In each case, this will ensure that your vote is counted at the special meeting, or at any adjournment or postponement of the special meeting, regardless of whether you plan to attend the special meeting.

•	To vote your proxy by mail, mark your selection on, and date, the enclosed proxy card, sign your name exactly as it appears on your proxy card, and return your proxy card in the enclosed envelope.

•	To vote by telephone, please dial 1-866-540-5760, have your proxy card in hand when you call and follow the voice prompts.

•	To vote by Internet, please log on to the Internet at http://www.proxyvoting.com/hpc and have your proxy card in hand when you access the website.

If your Hercules shares are held in the name of a bank, broker or nominee (e.g., custodians, fiduciaries or trustees), then only your bank, broker or nominee can sign a proxy card with respect to your shares and only upon specific instructions from you. Therefore, if your bank, broker or nominee has not sent you a proxy card and requested your instructions, then please contact your bank, broker or nominee. You should provide instructions to your bank, broker or nominee for a proxy card to be signed representing your shares.

Revocation of Proxies

You can change your vote at any time before the vote is taken at the special meeting. If you have not voted through your broker or other nominee, you may change your vote by:

•	delivering a written notice of revocation of your vote, dated later than the date of your initial proxy card, to the Hercules Corporate Secretary;

•	submitting an executed proxy card bearing a later date than the initial proxy card;

•

voting by telephone or through the Internet at a later time, but not later than 11:59 p.m. (Eastern Time) on November 4, 2008, or the day before the meeting date if the special meeting is adjourned or postponed; or

•	voting in person at the special meeting; however, simply attending the special meeting without voting will not revoke an earlier vote.

A written revocation must be received by Hercules Incorporated, Hercules Plaza, 1313 North Market Street, Wilmington, Delaware 19894-0001, Attention: Corporate Secretary, by mail or by facsimile at (302) 594-7315, no later than the beginning of voting at the special meeting.

If your shares of Hercules common stock are held in street name, you should follow the instructions of your broker or nominee regarding changing your vote. If your broker or nominee allows you to give voting instructions by telephone or through the Internet, you may be able to change your vote by submitting new instructions by telephone or through the Internet.

All shares voted by submission of an executed proxy card will be voted in accordance with your instructions on the proxy card, unless revoked. If you vote by telephone or through the Internet, your shares will be voted at the special meeting as instructed.

If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your shares will be voted “FOR” adoption of the merger agreement. We intend, with respect to proxy cards that make no specification as to, or those that vote in favor of, the proposal with respect to any procedural matters incident to the conduct of the special meeting, such as adjournment of the special meeting, including for the purpose of soliciting additional proxies, that the shares represented by properly submitted proxy cards will be voted, or not voted, by and at the discretion of the persons named as proxies on the proxy card. However, if you indicate a vote “against” adoption of the merger agreement but do not indicate a vote on the proposal with respect to procedural matters incident to the conduct of the special meeting, your shares will not be voted in favor of any adjournment of the special meeting for the purpose of soliciting additional votes in favor of the adoption of the merger agreement.

You should NOT send stock certificates with your proxy cards. If the merger is completed, shareholders will be mailed a transmittal form promptly following the completion of the merger with instructions on how to exchange Hercules common stock certificates.

Effects of Abstentions and Broker Non-Votes

Absent specific instructions from the beneficial owner of shares, brokers may not vote shares of Hercules common stock with respect to the adoption of the merger agreement, any other matters that may properly come before the special meeting or any adjournment of the special meeting. For purposes of determining adoption of the merger agreement, abstentions and broker non-votes will have the same effect as a vote against the merger agreement. For purposes of acting upon any procedural matters incident to the conduct of the meeting (other than adjournment), abstentions and broker non-votes will have no effect on the outcome of the action. For purposes of acting upon any adjournment for the purpose of soliciting additional proxies, abstentions and broker non-votes will have the effect of a vote against the matter.

Hercules Incorporated Savings and Investment Plan

If you are a participant in the Hercules Incorporated Savings and Investment Plan, which we refer to as “SIP,” you will receive a separate package of information about how to provide voting instructions to the SIP trustee. The SIP trustee will vote the Hercules shares that are allocable to your account under the SIP in accordance with your instructions unless the SIP trustee determines that it is legally obligated to do otherwise. If you do not provide the SIP trustee with instructions, the SIP trustee will vote your Hercules shares in proportion to the manner in which it votes the shares allocable to other SIP participants who provided instructions unless the SIP trustee determines that it is legally obligated to do otherwise.

Share Ownership of Management and Certain Shareholders

At the close of business on the record date, Hercules’ directors and executive officers as a group owned and were entitled to vote 2,509,517 shares of Hercules common stock (including options exercisable within 60 days), representing approximately 2.23% of the outstanding shares of Hercules common stock. All of the directors and executive officers of Hercules that are entitled to vote at the special meeting have indicated that they currently intend to vote their shares of Hercules common stock in favor of adoption of the merger agreement.

Solicitation of Proxies

Hercules will bear the costs of soliciting proxies from its shareholders. In addition to soliciting proxies by mail, directors, officers and employees of Hercules, without receiving additional compensation therefor, may solicit proxies by telephone, by facsimile or in person. Arrangements may also be made with brokerage firms and other custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of shares held of record by those persons, and Hercules will reimburse those brokerage firms, custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in connection with those actions. In addition, MacKenzie Partners, Inc., which we refer to as “MacKenzie,” has been retained by Hercules to assist in the solicitation of proxies. MacKenzie may contact holders of shares of Hercules common stock by mail, telephone, facsimile, e-mail or personal interviews and may request brokers, dealers and other nominee shareholders to forward materials to beneficial owners of shares of Hercules common stock. MacKenzie will receive reasonable and customary compensation for its services (estimated at $30,000) and will be reimbursed for certain reasonable out-of-pocket expenses and other customary costs.

Assistance

If you need assistance in completing your proxy card or have questions regarding the special meeting, please contact MacKenzie at (800) 322-2885 (toll-free) or (212) 929-5500 (collect) or via e-mail to proxy@mackenziepartners.com. Alternatively, you may contact Hercules Corporate Stockholder Services at (800) 441-9274 or write to Hercules Incorporated, Hercules Plaza, 1313 North Market Street, Wilmington, Delaware 19894.

THE MERGER

General

On July 10, 2008, the Hercules board of directors and the Ashland board of directors each approved the merger agreement, which provides for the acquisition by Ashland of Hercules through the merger of Merger Sub, a newly formed and wholly owned subsidiary of Ashland, with and into Hercules. After the merger, Hercules will be the surviving corporation and will be a wholly owned subsidiary of Ashland. Upon completion of the merger, each share of Hercules common stock (other than shares held by Ashland, any subsidiary of Ashland or Merger Sub and other than shares with respect to which a Hercules shareholder has validly demanded and perfected appraisal rights under Delaware law) will be converted into the right to receive (i) 0.0930 (which we refer to as the “exchange ratio”) of a share of Ashland common stock, par value $0.01 per share, and (ii) $18.60 in cash, without interest.

Background of the Merger

The management and board of directors of Ashland continually review Ashland’s results of operations and competitive position in the industries in which it operates, as well as its strategic alternatives. In connection with these reviews, Ashland from time to time has evaluated potential transactions that would further its strategic objectives.

Similarly, Hercules’ management periodically explores and evaluates, and discusses with the Hercules board of directors on a regular basis, the strategic alternatives available to Hercules, including potential strategic business combination transactions, transactions where Hercules would be the acquiror and transactions where Hercules, or significant parts of Hercules, would be acquired. These discussions have focused on, among other things, the business conditions facing chemical firms generally and Hercules in particular and the potential for further consolidation within the industry. In furtherance of these discussions, Hercules’ management has from time to time received and solicited proposals for potential strategic business combination transactions, including acquisitions and joint ventures.

In the fall of 2006, Ashland’s management reviewed a range of potential acquisition opportunities. Ashland’s management determined that Hercules was an attractive potential acquisition candidate in light of Hercules’ business profile and size, and fit with Ashland’s strategic intent. In early November 2006, Ashland’s Chief Financial Officer approached Hercules’ Chief Financial Officer to discuss the possibility of Ashland acquiring Hercules’ paper chemicals business in a negotiated transaction. Ashland’s board of directors met on November 15, 2006, and discussed with Ashland’s management, among other items, Ashland’s strategic alternatives and growth opportunities, which included a review of Hercules’ businesses. On November 22, 2006, Hercules and Ashland entered into a confidentiality agreement to facilitate Ashland’s due diligence of Hercules’ paper chemicals business, and thereafter representatives of Hercules and Ashland met to discuss a potential sale of Hercules’ paper chemicals business. On December 14, 2006, at a regularly scheduled meeting attended by Hercules’ management and a representative of Wachtell, Lipton, Rosen & Katz, which we refer to as “Wachtell Lipton,” outside counsel to the board of directors and Hercules, Craig Rogerson, Hercules’ Chief Executive Officer and President, updated the Hercules board on Hercules’ discussions with Ashland.

At an Ashland board of directors meeting on January 25, 2007, Ashland’s management provided a preliminary overview of Hercules’ businesses and its legacy cost and liability issues. Following discussions and due diligence, Ashland expressed an interest in acquiring all of Hercules and, on January 31, 2007, Ashland and Hercules entered into an amended confidentiality agreement to facilitate the further consideration of such a transaction. Between February and April 2007, the management teams of Ashland and Hercules engaged in mutual due diligence.

At a March 15, 2007 meeting of Ashland’s board of directors, Ashland’s management discussed the strategic rationale for a possible acquisition of Hercules, and provided a financial overview of a possible transaction with Hercules, including a review of estimated legacy costs and liabilities. Ashland’s management also discussed various other strategic alternatives, including a share repurchase program and a leveraged buyout of Ashland, with the board, with the participation of Ashland’s financial advisor, Citigroup Global Markets Inc. The board determined not to pursue a share repurchase program at that time because the use of cash would reduce Ashland’s flexibility to pursue a large cash transaction, and determined not to pursue a leveraged buyout because the board believed that market conditions at that time would only support a modest premium. Thus, the board instructed management to focus on the acquisition of the paper chemicals business of Hercules.

On April 4, 2007, James J. O’Brien, Ashland Chairman and Chief Executive Officer, and Marvin Quin, then Ashland’s Senior Vice President and Chief Financial Officer, met with Mr. Rogerson and Allen Spizzo, Hercules’ Vice President and Chief Financial Officer. At this meeting, the participants further discussed the possibility of Ashland acquiring Hercules’ paper chemicals business.

In April 2007, at a regularly scheduled meeting attended by Wachtell Lipton, Mr. Rogerson updated the Hercules board of directors on Hercules’ discussions with Ashland, informing the board of Ashland’s conclusion that it was only interested in purchasing Hercules’ paper chemicals business. After discussions in which Hercules’ management and Wachtell Lipton participated, the Hercules board determined not to pursue the sale of Hercules’ paper chemicals business on the financial terms proposed by Ashland, which the board believed were inadequate. Following the board meeting, Mr. Rogerson informed Mr. O’Brien that Hercules was not interested in pursuing the transaction on the terms proposed by Ashland, and Ashland and Hercules terminated their discussions regarding such transaction.

At a May 17, 2007 meeting of Ashland’s board of directors, Mr. O’Brien reviewed Ashland’s strategic goal of transitioning from a portfolio of businesses to a company with a specialty chemicals core and related adjacencies. Ashland’s management then updated the board on various strategic alternatives (briefly revisiting such strategic alternatives, including a share repurchase program, previously discussed at the March 15, 2007 board meeting) and acquisition candidates, concluding with a recommendation that Ashland seek to grow through acquisition. The board concurred with this recommendation. The board of directors specifically considered five primary acquisition opportunities, including Hercules, taking into consideration possible enterprise value, key contingent liabilities, strength of technology, perceived interest of possible targets in being acquired and whether the capabilities of the targets were complementary to Ashland, among other factors. Based on those criteria, the board concluded that Hercules was an attractive acquisition opportunity, particularly due to its complementary capabilities, potential interest in considering an acquisition, and the ability of Hercules’ product offerings to further Ashland’s strategic specialty chemicals focus.

Based on the discussions at the Ashland board of directors meeting on May 17, 2007, Ashland’s management resumed potential negotiated transaction discussions with Hercules in June 2007. On June 21, 2007, Mr. O’Brien called Mr. Rogerson to discuss the possibility of Ashland acquiring Hercules in a transaction involving the payment of a premium. Since Ashland indicated a willingness to acquire all of Hercules and offer a premium, Hercules agreed to resume discussions. In late June 2007, the Hercules board of directors received an update on these discussions.

Throughout July, members of Ashland’s and Hercules’ senior management discussed the potential acquisition of Hercules by Ashland in a negotiated transaction without reaching agreement on any potential terms of the acquisition. Due diligence activities among the management teams of Ashland and Hercules resumed in late July, and continued throughout August, September, October and November.

On August 16, 2007, Hercules’ board of directors convened for a regularly scheduled meeting, which was attended by representatives of Wachtell Lipton and Hercules’ management. Among the other matters discussed, Hercules’ management updated the board of directors on its discussions with Ashland, and discussed the potential benefits of pursuing a business combination with Ashland. The Hercules board also discussed two potential alternative transactions involving Hercules’ paper chemicals business that might be available to Hercules: divesting the paper chemicals business to a third party other than Ashland or pursuing a paper chemicals business joint venture with a third party other than Ashland. The board determined, however, that such transactions were unlikely to generate comparable shareholder value to the proposed Ashland transaction.

Further discussions between Hercules’ management and Ashland’s management were held from August through October 2007. On September 12 and 13, 2007, Ashland’s board of directors convened a regularly scheduled meeting. Among other things discussed at the meeting, Ashland’s management updated the board on the status of its discussions with Hercules. On September 24, 2007, Ashland and Hercules entered into an amended confidentiality agreement in order to facilitate the further exchange of information.

On October 18, 2007, Hercules’ board of directors convened for a regularly scheduled meeting, which was attended by representatives of Wachtell Lipton, Credit Suisse, Hercules’ investment banking firm (who joined for a portion of the meeting), and Hercules’ management. At the meeting, Hercules’ management updated the board of directors on its discussions to date with Ashland and representatives of Credit Suisse reviewed with the Hercules board its preliminary financial analysis regarding the proposed transaction. Wachtell Lipton and Hercules’ internal legal team also updated the Hercules board on certain legal matters relating to a potential transaction with Ashland.

On October 31, 2007, Ashland’s board held a special meeting focused largely on the results of Ashland’s additional legal and environmental due diligence of Hercules. At the meeting, members of Ashland’s management, assisted by external legal and environmental experts, presented the results of their due diligence investigation to the board. During this meeting, updated assessments of legal and environmental costs and liabilities were provided to the board. The board also received a review of its fiduciary duties from outside legal counsel and an update on financial aspects of the transaction from Ashland’s management and financial advisor. Mr. O’Brien reviewed management’s recommendation to continue to negotiate the acquisition. After discussion, the board directed management to continue to pursue a possible transaction with Hercules.

On November 12, 2007, Mr. O’Brien sent a letter to Mr. Rogerson proposing that Ashland acquire all of Hercules’ outstanding common stock for $23.75 per share, with 50% being paid in cash and the remainder being paid in Ashland common stock, subject to a collar. The letter included certain terms and conditions, including approval by the boards of directors and shareholders of each company, and further explained that Ashland intended to finance the transaction with available cash balances and fully committed financing facilities to be obtained prior to the signing of a definitive merger agreement.

Later in the day on November 12, 2007, Hercules’ board of directors held a special meeting by teleconference, together with representatives of Wachtell Lipton, Credit Suisse (who joined for a portion of the meeting) and Hercules’ management, to further consider the proposed Ashland transaction and to discuss the proposal received from Ashland. At the meeting, Mr. Rogerson explained the terms of the proposal received from Ashland earlier in the day and updated the board on management’s discussions with Ashland. The board then discussed, with the input of Wachtell Lipton, Credit Suisse and Hercules’ management, the terms of Ashland’s proposal, the strategic rationale of the proposed transaction and the anticipated market reaction to the proposed transaction. Following the meeting, Mr. Rogerson contacted Mr. O’Brien and indicated that while the proposed purchase price Ashland had indicated might not be sufficient to have a transaction approved by the Hercules board, Hercules was prepared to have further discussions with Ashland in the interest of determining if a mutually acceptable transaction to both Hercules and Ashland could be pursued. Subsequent to this meeting, outside counsel to Ashland provided Wachtell Lipton with a proposed form of merger agreement.

Between November 12, 2007 and November 26, 2007, Messrs. Rogerson and O’Brien had several conversations to discuss a proposed transaction, as well as the weakening credit markets and recent declines in the price of Ashland’s common stock. In addition, Wachtell Lipton held preliminary discussions with Ashland’s outside counsel regarding the draft merger agreement that had been provided to Wachtell Lipton.

On November 15, 2007, Ashland’s board of directors met to further consider the proposed transaction. At the meeting, an extensive review of the transaction took place, including a review of the current status of negotiations, a due diligence update focused on international sites, a financial update, a review of all of Ashland’s strategic alternatives, and a review of the terms and conditions of the proposed transaction. The other strategic alternatives reviewed included the retention of its excess liquidity (which was viewed as an inefficient capital structure), the return of surplus cash to Ashland shareholders (which would limit both strategic and financial flexibility) and a share repurchase (which was considered unlikely to increase shareholder return). The board also discussed the recent decline in the price of Ashland’s common stock and the weakening credit markets and the impact on the transaction value to Ashland.

On November 18, 2007, Hercules’ board of directors held a special meeting by teleconference, together with representatives of Wachtell Lipton and Hercules’ management, to further consider the proposed transaction. At the meeting, Hercules’ management updated the board on the status of their discussions with Ashland and, together with Wachtell Lipton, discussed the terms and conditions of the proposed transaction. The board also discussed the recent decline in the price of Ashland’s common stock and the impact of such decline on the proposed transaction.

On November 26, 2007, Mr. O’Brien informed Mr. Rogerson that Ashland was no longer interested in pursuing a transaction given the recent decline in the price of Ashland’s common stock. Mr. Rogerson subsequently sent an e-mail to the Hercules board of directors informing them that transaction discussions had terminated.

At the regularly scheduled meeting of the Hercules board held on December 11, 2007, attended by Wachtell Lipton and Hercules’ management, Hercules management further updated the board on the terminated discussions with Ashland.

In May 2008, representatives of Credit Suisse discussed with Ashland’s financial advisor whether, due to the recent increase in Ashland’s stock price and current conditions in the financial markets, Ashland might have an interest in resuming discussions with Hercules regarding engaging in a negotiated transaction. At a regularly scheduled meeting of the Ashland board of directors held on May 15, 2008, the board reviewed developments since the board’s November 15, 2007 meeting regarding the possible transaction with Hercules and determined that it was still interested in a possible transaction with Hercules for the reasons discussed at prior meetings.

On May 23, 2008, Mr. O’Brien and Mr. Rogerson discussed the possibility of Ashland acquiring Hercules in a negotiated transaction. Subsequent to this discussion, Mr. Rogerson contacted the members of the Hercules board to advise them of Ashland’s renewed interest in a potential transaction.

On May 27, 2008, Mr. O’Brien and Mr. Rogerson met to further discuss the possibility of Ashland acquiring Hercules in a negotiated transaction. Mr. O’Brien indicated to Mr. Rogerson that Ashland was willing to consider increasing the amount of cash that it was prepared to offer to Hercules shareholders in a possible transaction, although he did not believe that Ashland was willing to increase the value of the transaction it was prepared to propose. At this meeting, Mr. Rogerson updated Mr. O’Brien on Hercules’ business performance, recommended that Ashland make an offer to the Hercules board prior to the board’s June 18, 2008 meeting, and indicated his belief that the greater the portion of cash that could be offered to Hercules shareholders, the more attractive the transaction would be to the Hercules board. Mr. Rogerson also indicated that he believed that Ashland would have to offer a price in the mid $20s per share range to attract the interest of the Hercules board. During this meeting, it was agreed that Hercules and Ashland should resume due diligence, and members of the management of Ashland and Hercules met the following day to discuss the logistics of conducting due diligence. An updated confidentiality agreement was executed by the parties on May 29, 2008. Beginning May 28 and continuing through July 2008, the management teams of Ashland and Hercules engaged in mutual due diligence.

On May 29, 2008, Hercules’ board of directors held a special meeting by teleconference, together with representatives of Wachtell Lipton and Hercules’ management. At the meeting, Hercules’ management updated the board on the status of their discussions with Ashland. Wachtell Lipton and Hercules’ internal legal team also updated the Hercules board on certain matters relating to a potential transaction with Ashland.

In June 2008, Hercules was contacted by a third party expressing potential interest in exploring a transaction that could result in the acquisition of Hercules. No price or other specific terms were proposed by the third party, which indicated its desire to undertake a due diligence investigation of Hercules. In response, Hercules provided the third party with a form of confidentiality agreement. Approximately three weeks later, in early July, the third party provided comments on the confidentiality agreement. In light of the status of Hercules’ discussions with Ashland, further discussions with the third party were not pursued and a confidentiality agreement was never executed.

On June 14, 2008, the Ashland board of directors held a meeting by teleconference to discuss various aspects of a merger transaction with Hercules with management and representatives of Ashland’s outside legal counsel, Squire, Sanders & Dempsey L.L.P., which we refer to as “Squire Sanders,” and Ashland’s financial advisor. The meeting included a discussion and review of the strategic rationale for the transaction and structural considerations, an update on due diligence, a financial update, a review of the discussions with the banks and credit rating agencies relating to the financing of the transaction, a discussion and review of Ashland’s other strategic alternatives, and a preliminary integration plan. Following this discussion, the board of directors approved moving forward with merger discussions.

On June 16, 2008, Mr. O’Brien sent a letter to Mr. Rogerson proposing that Ashland acquire all of Hercules’ outstanding common stock for $23.25 per share, with 75-80% of the value to be offered being paid in cash and the remainder being paid in Ashland common stock based on a fixed exchange ratio. The letter further explained that Ashland intended to finance the transaction with available cash balances and fully committed financing facilities to be obtained prior to the signing of a definitive merger agreement. Later that day, Mr. O’Brien contacted Mr. Rogerson to discuss the proposal sent to Hercules, and Mr. Rogerson indicated that he would be reviewing the Ashland proposal with the Hercules board, but that any such transaction could not be conditioned on financing. Later on June 16, 2008, Squire Sanders distributed a draft merger agreement to Hercules and Wachtell Lipton. The draft merger agreement included, among other terms, a financing condition that would allow Ashland to terminate the Merger Agreement without paying a termination fee if the proceeds of its financing were unavailable on terms substantially consistent with the terms set forth in Ashland’s commitment letter and, to the extent that any terms and conditions were not set forth in the commitment letter, on terms and conditions reasonably satisfactory to Ashland. The draft merger agreement also indicated that Ashland would need to enter into acceptable employment arrangements with certain members of Hercules management as a condition to entering into a merger agreement with Hercules.

On June 19, 2008, Hercules’ board of directors convened for a regularly scheduled meeting, which was attended by representatives of Wachtell Lipton, Credit Suisse (who joined for a portion of the meeting) and Hercules’ management. Among the other matters discussed, the Hercules board considered Ashland’s June 16 proposal. Hercules’ management updated the board of directors on its discussions with Ashland, the potential strategic fit and benefits of potentially pursuing a business combination with Ashland. In addition, Hercules management updated the board on its diligence work performed in contemplation of the proposed transaction. Representatives of Wachtell Lipton then reviewed the terms of the proposed merger agreement and discussed other legal matters pertaining to the proposed transaction, including matters related to Ashland’s financing of the proposed transaction. Representatives of Credit Suisse then reviewed with the board their preliminary financial analysis regarding the proposed Ashland transaction. Following the meeting, Mr. Rogerson contacted Mr. O’Brien and indicated that, among other matters, Ashland should increase its proposed purchase price and remove its financing contingency in order to have a transaction acceptable to the Hercules board. On this basis, Mr. Rogerson indicated that Hercules was prepared to have further discussions with Ashland to determine if a mutually acceptable transaction to both Hercules and Ashland could be pursued.

During the period from June 19, 2008 through July 10, 2008, Hercules and Wachtell Lipton negotiated the provisions of the proposed merger agreement with Ashland and Squire Sanders. The negotiations, among other things, addressed the price and structure for the transaction, the nature of the representations and warranties to be made by Hercules and Ashland, the limitations on the conduct of business by both Hercules and Ashland between signing and closing, the conditions to closing, the parties’ respective rights and obligations in the event a third party sought to make a takeover proposal for Hercules, and various provisions relating to termination fees and expense reimbursements. During this same timeframe, Ashland also continued to negotiate the terms of its financing commitments with Bank of America and Scotiabank. Ashland shared an initial draft of the commitment letter with Hercules, Wachtell Lipton and Credit Suisse on July 1, 2008 and a revised draft on July 7, 2008.

On June 29, 2008, Hercules’ board of directors held a special meeting by teleconference, together with representatives of Wachtell Lipton and Hercules’ management, to further consider the proposed transaction. At the meeting, Hercules’ management updated the board on the status of their discussions with Ashland and representatives of Wachtell Lipton reviewed the terms of the proposed merger agreement and discussed other legal matters pertaining to the proposed transaction.

On July 2, 2008, Ashland’s board of directors held a special telephonic meeting to review the status of the proposed transaction. At the meeting, Ashland’s management and advisors updated the board on the status of the merger agreement negotiations and the financing negotiations, and financial and legal aspects of the merger were discussed.

Following the July 2, 2008 meeting, Messrs. O’Brien and Rogerson discussed pricing and financing terms. Mr. O’Brien noted that since the date of the offer letter, Ashland’s and Hercules’ stock prices had both declined significantly. Mr. O’Brien reiterated Ashland’s previous offer price of $23.25 per share, but with the Ashland stock component determined using a fixed exchange ratio based on an assumed Ashland stock price of $50.00 per share.

On July 3, 2008, Hercules’ board of directors held a special meeting by teleconference, together with representatives of Wachtell Lipton and Hercules’ management, to further consider the proposed transaction. At the meeting, Hercules’ management updated the board on the status of their discussions with Ashland, and representatives of Wachtell Lipton updated the board on the terms of the proposed merger agreement and discussed the terms of Ashland’s financing commitments. An executive session of the board was then held with Wachtell Lipton, and members of Hercules’ management were excused from the meeting. In the executive session, Hercules’ independent directors, with the assistance of Wachtell Lipton, further discussed the proposed transaction. Following this meeting, Mr. Rogerson contacted Mr. O’Brien to emphasize the importance of removing the financing contingency from the proposed merger agreement and to discuss several other matters.

On July 7, 2008, Hercules’ board of directors held a special meeting by teleconference, together with representatives of Wachtell Lipton and Hercules’ management, to further consider the proposed transaction. At the meeting, Hercules’ management updated the board on the status of their discussions with Ashland and representatives of Wachtell Lipton reviewed the terms of the proposed merger agreement and discussed other legal matters pertaining to the proposed transaction. An executive session of the board was then held with Wachtell Lipton, and members of management were excused from the meeting. In the executive session, Hercules’ independent directors, with the assistance of Wachtell Lipton, further discussed the proposed transaction, including Ashland’s continued insistence on a financing condition in the proposed form of draft merger agreement. At the conclusion of this meeting, the Hercules board expressed its support for Hercules’ management’s continuing to pursue the proposed transaction with Ashland.

From July 7, 2008 through July 10, 2008, representatives of Hercules, Wachtell Lipton, Ashland and Squire Sanders met at the offices of Wachtell Lipton in New York City to further negotiate the terms of the merger agreement, the party’s respective disclosure schedules, Ashland’s financing commitment letter and other documents related to the proposed transaction.

On July 9, 2008, Hercules’ board of directors held a special meeting by teleconference, together with representatives of Wachtell Lipton, Credit Suisse (who joined for a portion of the meeting) and Hercules’ management, to further consider the proposed transaction. At the meeting, Hercules’ management provided a review of the terms and diligence work performed in contemplation of the proposed transaction and the strategic rationale for and anticipated market reaction to the proposed transaction. Representatives of Wachtell Lipton updated the board on the terms of the proposed merger agreement and discussed other legal matters pertaining to the proposed transaction. Wachtell Lipton explained that Ashland had agreed to remove its proposed financing condition from the merger agreement and had agreed to pay a reverse termination fee equal to 3% of the transaction value if Ashland was unable to obtain financing. Ashland had required, however, that if the reverse termination fee was paid, Ashland’s liability to Hercules for failure to obtain the financing would be limited to payment of the reverse termination fee. Representatives of Credit Suisse then presented financial analyses regarding the merger consideration to be received by holders of shares of Hercules common stock. An executive session of the board was then held with Wachtell Lipton, and members of management were excused from the meeting. In the executive session, Hercules’ independent directors, with the assistance of Wachtell Lipton, further discussed the proposed transaction.

Following the conclusion of the Hercules board meeting, representatives of Hercules, Wachtell Lipton, Ashland and Squire Sanders continued to meet at the offices of Wachtell Lipton (through July 11, 2008) to finalize the merger agreement, the party’s respective disclosure schedules, Ashland’s financing commitment letter and other documents related to the proposed transaction.

On July 10, 2008, Dow Chemical Company and Rohm and Haas Company announced a definitive agreement under which Dow would acquire all the outstanding shares of Rohm and Haas for $78.00 per share, a 74% premium over Rohm and Haas’ closing stock price on July 9, 2008. Following the announcement, Mr. Rogerson contacted Mr. O’Brien. During their discussions, Mr. Rogerson requested that Ashland increase the purchase price above the price then currently contemplated by the draft merger agreement. Mr. O’Brien responded that the Ashland board of directors was unwilling to increase the proposed purchase price and was only willing to proceed with the proposed transaction on the terms that had been negotiated.

On July 10, 2008, Ashland’s board of directors held a special meeting by teleconference at which Ashland’s management and representatives of Ashland’s legal and financial advisors were present. At this meeting, the board of directors reviewed, among other things, the final terms and conditions of the commitment letter with the banks, and the final terms of the merger agreement. Following discussion and deliberations, Ashland’s board of directors unanimously approved and declared advisable the merger agreement and the transactions that it contemplates. A representative of Ashland then contacted a representative of Wachtell Lipton and informed him of the outcome of the Ashland board meeting.

Following the completion of Ashland’s board meeting, Hercules’ board of directors held a special meeting by teleconference, together with representatives of Wachtell Lipton, Credit Suisse and Hercules’ management, to further consider the proposed transaction. At the meeting, Wachtell Lipton informed the Hercules board of the outcome of the Ashland board meeting, described the terms of the proposed merger agreement, discussed considerations relating to Ashland’s proposed financing and discussed various other issues related to the proposed transaction. Representatives of Credit Suisse then reported on the recently announced acquisition of Rohm and Haas by Dow and compared that transaction with the proposed Ashland transaction. Mr. Rogerson informed the board that he had contacted Mr. O’Brien and requested that Ashland raise their purchase price but that Mr. O’Brien had responded that the Ashland board of directors would be unwilling to do so. Representatives of Credit Suisse then delivered Credit Suisse’s oral opinion, which was subsequently confirmed in writing, to the effect that, as of July 10, 2008 and based upon and subject to the assumptions and qualifications set forth in the opinion, the merger consideration of $23.01 (based on the closing prices on the NYSE of Hercules and Ashland common stock on July 10, 2008 (the last trading day prior to the execution and announcement of the merger agreement, and consisting of $18.60 in cash and 0.0930 of a share of Ashland common stock)) to be received by the holders of Hercules common stock in the merger was fair from a financial point of view to such shareholders. (See “Comparative Stock Prices and Dividends” on page 26) Wachtell Lipton separately advised the Hercules board of directors regarding certain legal matters relating to the proposed transaction with Ashland.

After consideration and deliberation in which representatives of Wachtell Lipton and Credit Suisse participated, and taking into consideration the factors described under “— Recommendation of the Hercules Board of Directors; Reasons for the Merger,” the Hercules board of directors by a unanimous vote of all present determined the merger agreement to be advisable for, and fair to, and in the best interests of, Hercules and its shareholders; approved the merger agreement; and resolved to recommend that Hercules shareholders vote in favor of adoption of the merger agreement. The two directors not present, Mr. Burton M. Joyce and Mr. Joe B. Wyatt, had participated in other board meetings at which the transaction was discussed and subsequently affirmed their support of the merger agreement and the transactions contemplated by the merger agreement. Following the conclusion of the board meeting, Mr. Rogerson contacted Mr. O’Brien to inform him of the outcome of the meeting.

Following the completion of the two board meetings, representatives of Hercules, Wachtell Lipton, Ashland and Squire Sanders negotiated the final terms of the definitive merger agreement, including the disclosure schedules and, when the final terms were fully negotiated, Ashland, Hercules and Merger Sub executed the definitive merger agreement. On July 11, 2008, before the opening of trading on the NYSE, Hercules and Ashland issued a joint press release announcing the execution of the definitive merger agreement. The terms of the definitive merger agreement are described below under “The Merger Agreement” beginning on page 64.

Recommendation of the Hercules Board of Directors; Reasons for the Merger

By a unanimous vote of all directors present, the Hercules board of directors, at a meeting held on July 10, 2008, determined the merger agreement to be advisable for, and fair to, and in the best interests of, Hercules and its shareholders; approved the merger agreement; and resolved to recommend that Hercules shareholders vote in favor of adoption of the merger agreement. The two directors not present at the July 10, 2008 board meeting, Mr. Joyce and Mr. Wyatt, participated in other board meetings at which the transaction was discussed and subsequently affirmed their support of the merger agreement and the transactions contemplated by the merger agreement. The Hercules board of directors therefore unanimously recommends that Hercules’ shareholders vote FOR adoption of the merger agreement at the Hercules special meeting.

In reaching this decision, the Hercules board of directors consulted with Hercules’ management and its legal and financial advisors and considered a variety of factors, including the following material factors, among others:

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its belief that the merger would further enhance Hercules’ leading role as a manufacturer and marketer of specialty chemicals and related services, with the benefits of the increased scale, diversity and resources of the combined company;

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the potential strategic and other benefits of the merger identified by Hercules’ management and Ashland’s management, including the complementary nature of the businesses of Hercules and Ashland and the opportunity for cost savings as a combined company, including the combination of corporate and administrative functions;

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presentations by Hercules’ management concerning the operations, financial condition and prospects of Hercules and the Hercules board of directors’ belief, based in part on such presentations, that a merger with Ashland would likely improve Hercules’ prospects for long-term growth;

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the potential for further consolidation in the specialty chemicals industry, and its belief that a combination with Ashland would likely improve Hercules’ ability to perform in an increasingly competitive industry;

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the fact that Ashland was willing to proceed with the acquisition of Hercules despite certain legacy contingencies affecting Hercules, including asbestos-related matters, and whether another acquiror would be prepared to accept such contingencies;

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its review of other potential strategic transactions, and its belief as a result of such review that the transaction presented a unique opportunity to combine with Ashland’s complementary business, which was expected to enhance and expand Hercules’ present business and future growth;

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its assessment of the likelihood that the merger would be completed in a timely manner and that the management team of the combined company would be able to successfully integrate and operate the businesses of the combined company after the merger;

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the financial analyses presented by Credit Suisse to the Hercules board of directors, and the opinion of Credit Suisse dated as of July 10, 2008 to the effect that, as of that date, and subject to and based upon the factors and assumptions set forth in such opinion, the merger consideration to be received by holders of Hercules common stock in the merger was fair from a financial point of view to such shareholders;

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the financial terms of the merger, including the right of Hercules shareholders to receive, for each share of Hercules common stock held by them, $18.60 in cash and 0.0930 of a share of Ashland common stock, which represented $23.01 per share in total consideration and a premium of approximately 38% based on the closing prices on the NYSE of Hercules and Ashland common stock on July 10, 2008 (the last trading day prior to the execution and announcement of the merger agreement) (see “Comparative Stock Prices and Dividends” on page 26);

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the belief that the fixed exchange ratio provides certainty as to the number of shares of Ashland common stock to be issued to Hercules shareholders and the percentage of the total shares of Ashland common stock that current Hercules shareholders will own after the merger and the fact that no vote would be required of the Ashland shareholders to approve the proposed transaction;

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the fact that Hercules and its legal and financial representatives had extensive, arms’-length negotiations with Ashland, which, among other things, resulted in an increase in the cash portion of the merger consideration from 50% to over 80% of the total merger consideration, based on Ashland’s July 10 closing stock price, and the elimination of Ashland’s proposed financing condition and the addition of a reverse termination fee to deal with circumstances where Ashland could not obtain financing;

•

the expectation that Hercules shareholders will have the opportunity to share in the future growth and expected synergies of the combined company through the continued ownership of shares of Ashland common stock, while retaining the flexibility of selling all or a portion of those shares for cash into a very liquid market at any time;

•

its view, based in part on the advice of Wachtell Lipton and Credit Suisse, that the terms of the merger agreement, including the low termination fee (equivalent to approximately $0.69 per share of Hercules based on the number of Hercules shares outstanding as of July 8, 2008), would not likely preclude a proposal for an alternative transaction involving Hercules (see “The Merger Agreement—Termination Fees and Expenses” on page 79);

•	the requirement that Ashland pay a termination fee of $77.5 million to Hercules under certain circumstances (see “The Merger Agreement—Termination Fees and Expenses” on page 79);

•	the agreement by Ashland to assume certain regulatory approval risks for the proposed merger;

•

the delivery by Ashland of financing commitments from reputable and financially sound lenders that, together with the equity commitments received, are sufficient to pay the merger consideration, and that such financing commitments were subject to acceptable conditions to the obligations of such institutions to fund such commitments, each as described under the caption “The Merger—Financing Commitments” on page 61;

•

the fact that if the proceeds of Ashland’s committed financing are unavailable for any reason, Ashland would be required to seek an alternate source of financing on terms and conditions, taken as a whole, that are no less favorable to Ashland than those of the committed financing;

•	the regulatory and other approvals required in connection with the merger and the likelihood such approvals would be received in a timely manner and without unacceptable conditions;

•

the fact that holders of Hercules common stock that do not vote in favor of the adoption of the merger agreement and approval of the merger or otherwise waive their appraisal rights will have the opportunity to demand appraisal of the fair value of their shares under Delaware law; and

•	the fact that the transaction will be subject to the approval of Hercules’ shareholders.

The Hercules board of directors was also aware of and considered the following potentially adverse factors associated with the proposed merger, among others:

•

the fact that Hercules did not undertake an affirmative auction prior to entering into the merger agreement, although the Hercules board of directors was satisfied that the merger agreement provides the board with an adequate opportunity to consider unsolicited proposals and to terminate the merger agreement and accept a superior proposal prior to Hercules shareholder adoption of the merger agreement and approval of the merger, subject to the payment of a low break-up fee;

•	the risk that the expected synergies and other benefits of the merger might not be fully achieved or may not be achieved within the time frames expected;

•	the risks of the type and nature described under “Risk Factors” on page 16;

•

the possibility that regulatory or governmental authorities might seek to impose conditions on or otherwise prevent or delay the merger (and that the merger may not be completed as a result of conditions imposed by regulatory authorities or otherwise) balanced by the fact that Ashland had agreed to assume certain regulatory approval risks for the proposed transaction;

•

the risk that Ashland’s financing may not be available on the terms set forth in the financing commitments, that an alternate source of financing may not be available, and that under such circumstances, the merger agreement limits Hercules’ remedy upon Ashland’s payment to Hercules of a termination fee of $77.5 million (See “The Merger—Financing Commitments” on page 61);

•	the requirement that Hercules pay a termination fee of $77.5 million to Ashland under certain circumstances (see “The Merger Agreement—Termination Fees and Expenses” on page 79);

•

the fact that some of Hercules’ directors and executive officers may have interests in the merger and arrangements that are different from, or in addition to, those of Hercules shareholders generally, including as a result of employment and compensation arrangements with Hercules and the manner in which they would be affected by the merger (see “—Interests of Hercules Directors and Executive Officers in the Merger” on page 48);

•	that Hercules will incur significant transaction costs, including legal, accounting, financial advisory and other costs relating to the merger;

•

that Hercules’ customers, suppliers or distributors may seek to modify or terminate existing agreements, and prospective customers may delay entering into new agreements or purchasing Hercules’ products as a result of the announcement of the merger;

•

that a significant portion of Credit Suisse’s fee is contingent upon the closing of the merger and, had Credit Suisse not rendered its opinion to the effect that the consideration to be received by holders of Hercules common stock in the merger was fair from a financial point of view to such shareholders, it is unlikely that the Hercules board would have approved the merger, making it unlikely that Credit Suisse would have received the contingent portion of its fee;

•	that Hercules’ ability to attract new employees and retain its existing employees may be harmed by uncertainties associated with the merger; and

•

the risks that the merger might not be completed, the potential impact of the restrictions under the merger agreement on Hercules’ ability to take certain actions during the period prior to the consummation of the merger (which may delay or prevent Hercules from undertaking business opportunities that may arise pending completion of the merger), the potential for diversion of management and employee attention and for increased employee attrition during that period and the potential effect of these on Hercules’ business and relations with customers and service providers.

The foregoing discussion of the factors considered by the Hercules board of directors is not intended to be exhaustive, but, rather, includes material factors considered by the Hercules board of directors. In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, the Hercules board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Hercules board of directors considered all of these factors as a whole, including discussions with, and questioning of, Hercules management and Hercules’ financial and legal advisors, and overall considered the factors to be favorable to, and to support, its determination. The Hercules board of directors also considered the experience of Credit Suisse, its financial advisor, for analyses of the financial terms of the merger and for its opinion as to the fairness of the consideration in the merger to Hercules’ shareholders.

For the reasons set forth above, the Hercules board of directors unanimously determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable for, fair to and in the best interests of Hercules and its shareholders, and approved and adopted the merger agreement and the transactions contemplated by the merger agreement. The Hercules board of directors unanimously recommends that Hercules’ shareholders vote FOR adoption of the merger agreement at the Hercules special meeting.

Opinion of Credit Suisse Securities (USA) LLC

Hercules retained Credit Suisse to act as its exclusive financial advisor in connection with the merger. In connection with its review of the proposed merger, the Hercules board of directors requested that Credit Suisse advise it with respect to the fairness, from a financial point of view, of the $18.60 in cash consideration and the 0.0930 of a share of Ashland common stock (which together we refer to as the “merger consideration”) to be received by the holders of Hercules common stock in the merger. On July 10, 2008, the Hercules board of directors met to review the proposed merger and the terms of the proposed merger agreement. During this meeting, Credit Suisse reviewed with the Hercules board of directors certain financial analyses with respect to the proposed merger. Credit Suisse subsequently delivered its written opinion to the Hercules board of directors to the effect that, as of July 10, 2008 and based upon and subject to the factors and assumptions set forth in the opinion, the merger consideration to be received by the holders of Hercules common stock in the merger was fair from a financial point of view to such shareholders.

The full text of Credit Suisse’s written opinion, dated July 10, 2008, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex C to this proxy statement/prospectus and is incorporated herein by reference. Holders of Hercules common stock are encouraged to read the opinion carefully in its entirety. Credit Suisse provided its opinion for the information of the Hercules board of directors in connection with its consideration of the merger and Credit Suisse’s opinion does not constitute advice or a recommendation to any holder of Hercules common stock as to how such holder should vote or act on any matter relating to the proposed merger or otherwise. Credit Suisse’s opinion addresses only the fairness, from a financial point of view, to the holders of Hercules common stock of the merger consideration to be received and does not address any other aspect or implication of the merger, or any other agreement, arrangement or understanding entered into in connection with the merger or otherwise. The following is a summary of Credit Suisse’s opinion and is qualified by reference to the full text of the opinion attached as Annex C to this proxy statement/prospectus.

In arriving at its opinion, Credit Suisse, among other things:

•	reviewed the merger agreement;

•	reviewed certain publicly available business and financial information relating to Hercules and Ashland;

•

reviewed certain other information relating to Hercules and Ashland, including financial forecasts relating to Hercules and Ashland, provided to or discussed with Credit Suisse by Hercules and Ashland;

•	met with the managements of Hercules and Ashland to discuss the business and prospects of Hercules and Ashland;

•

considered certain financial and stock market data of Hercules and Ashland, and compared that data with similar data for other publicly held companies in businesses Credit Suisse deemed similar to those of Hercules and Ashland;

•	considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which had been effected or announced; and

•	considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which Credit Suisse deemed relevant.

In connection with its review, Credit Suisse did not independently verify any of the foregoing information and assumed and relied on such information being complete and accurate in all material respects. With respect to the financial forecasts for Hercules that Credit Suisse used in its analysis, the management of Hercules advised Credit Suisse, and Credit Suisse assumed, that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Hercules as to the future financial performance of Hercules. With respect to the financial forecasts relating to Ashland (including extrapolations thereto prepared by the management of Hercules) that Credit Suisse used in its analyses, the management of Ashland advised Credit Suisse with respect to its financial forecasts and the management of Hercules advised Credit Suisse on the extrapolations thereto, and Credit Suisse assumed that such forecasts and extrapolations were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Ashland and Hercules, as the case may be, as to the future financial performance of Ashland. Credit Suisse assumed, with Hercules’ consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Hercules, Ashland or the contemplated benefits of the merger and that the merger will be consummated in accordance with the terms of the merger agreement without waiver, modification or amendment of any material term, condition or agreement thereof. In addition, Hercules’ management did not request that Credit Suisse make, and Credit Suisse has not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Hercules. Credit Suisse also relied, without independent verification, upon the assessment of the management of Hercules and its independent consultant as to its anticipated future payments in respect of its potential asbestos liability and upon the assessment of the management of Hercules as to its anticipated future receipts from insurance policies in respect of such liability.

With respect to these assessments, Credit Suisse assumed (and it expressed no view as to the reasonableness thereof) that such assessments have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Hercules and its independent consultant as to such matters (including the amount and timing of such payments and receipts).

Credit Suisse’s opinion addressed only the fairness, from a financial point of view, to the holders of Hercules common stock of the merger consideration to be received and did not address any other aspect or implication of the merger or any other agreement, arrangement or understanding entered into in connection with the merger or otherwise including, without limitation, the fairness of the amount or nature of, or any other aspect relating to, any compensation to any officers, directors or employees of any party to the merger, or class of such persons, relative to the consideration to be received by Hercules shareholders in the merger or otherwise. The issuance of Credit Suisse’s opinion was approved by its authorized internal committee.

Credit Suisse’s opinion was necessarily based upon information made available to it as of the date of the opinion and financial, economic, market and other conditions as they existed and could be evaluated on such date. Credit Suisse did not express any opinion as to what the value of Ashland’s common stock actually will be when issued to the holders of Hercules common stock pursuant to the merger or the prices at which Ashland’s common stock will trade at any time. Credit Suisse’s opinion did not address the relative merits of the merger as compared to alternative transactions or strategies that may be available to Hercules, nor did it address Hercules’ underlying business decision to proceed with the merger. In connection with the proposed merger, Credit Suisse was not requested to, and did not, solicit third party indications of interest in acquiring all or any part of Hercules.

In preparing its opinion to the Hercules board of directors, Credit Suisse performed a variety of financial and comparative analyses, including those described below. The summary of the analyses described below is not a complete description of the analyses underlying Credit Suisse’s opinion. The preparation of a fairness opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytic methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither a fairness opinion nor its underlying analyses are readily susceptible to partial analysis or summary description. Credit Suisse arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, analytic method or factor. Accordingly, Credit Suisse believes that its analyses must be considered as a whole and that selecting portions of its analyses, analytic methods and factors, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In performing its analyses, Credit Suisse considered business, financial, economic, industry, market and other conditions as they existed on, and could be evaluated as of, July 10, 2008. No company, transaction or business used in Credit Suisse’s analyses for comparative purposes is identical to Hercules, Ashland or the proposed merger. An evaluation of the results of Credit Suisse’s analyses is not entirely mathematical. Rather, Credit Suisse’s analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, transactions or businesses analyzed. The results of each analysis were taken into account in reaching its overall conclusion with respect to fairness and Credit Suisse did not make separate quantifiable judgments regarding individual analyses. The estimates contained in Credit Suisse’s analyses and the implied reference ranges indicated by Credit Suisse’s analyses are illustrative and not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of Hercules, Ashland and Credit Suisse. Much of the information used in, and accordingly the results of, Credit Suisse’s analyses are inherently subject to substantial uncertainty.

Credit Suisse’s opinion and analyses were provided to the Hercules board of directors in connection with its consideration of the proposed merger and were among many factors considered by the Hercules board of directors in evaluating the proposed merger. Neither Credit Suisse’s opinion nor its analyses were determinative of the consideration or of the views of the Hercules board of directors or management with respect to the merger or the merger consideration to be received by Hercules shareholders.

The following is a summary of the material financial analyses performed by Credit Suisse in connection with the preparation of its opinion and reviewed with the Hercules board of directors at a meeting held on July 9, 2008. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying and the assumptions, qualifications and limitations affecting each analysis, could create a misleading or incomplete view of Credit Suisse’s analyses.

For purposes of its analyses, Credit Suisse reviewed a number of financial metrics including:

•

Enterprise Value—generally the value as of a specified date of the relevant company’s outstanding equity securities (taking into account its exercisable options, warrants and convertible securities) plus the value of its net debt (the value of its outstanding indebtedness and capital lease obligations less the amount of cash on its balance sheet), preferred stock and minority interests as of that date.

•	EBITDA—generally the amount of the relevant company’s earnings before interest, taxes, depreciation, and amortization for a specified time period.

Unless the context indicates otherwise, enterprise and per share equity values used in the selected companies analysis described below were calculated using the closing price of Hercules and Ashland common stock and the common stock of the selected companies in the chemical industry listed below as of July 3, 2008, and the enterprise and per share equity values for the target companies used in the selected transactions analysis described below were calculated as of the announcement date of the relevant transaction based on the purchase prices paid in the selected transactions. Additionally, the nominal value of the per share consideration to be received by Hercules shareholders in the merger was based on the $18.60 in cash consideration plus the value of 0.0930 of a share of Ashland common stock (approximately $4.35) based on the closing price of Ashland common stock on July 3, 2008 ($46.77).

Hercules Analyses

Hercules Selected Companies Analysis

Credit Suisse reviewed certain financial data, multiples and ratios for the following publicly traded companies in the chemical industry:

•	Albemarle Corporation

•	Arch Chemicals, Inc.

•	Chemtura Corporation

•	Cytec Industries Inc.

•	Ferro Corporation

•	FMC Corporation

•	The Lubrizol Corporation

•	Nalco Holding Company

•	Rockwood Holdings, Inc.

•	Rohm and Haas Company

Although none of the selected companies are directly comparable to Hercules, the selected companies were chosen because they are publicly traded companies that operate in a similar industry to Hercules and have lines of business and financial and operating characteristics similar to Hercules. Credit Suisse determined, using its professional judgment, that these selected companies were the most appropriate for purposes of this analysis and, while there may have been other companies that operate in a similar industry to Hercules or have similar principal lines of business or financial or operating characteristics to Hercules, Credit Suisse did not specifically identify any other companies for this purpose.

Credit Suisse calculated the multiples and ratios for the selected companies using closing stock prices as of July 3, 2008, and information it obtained from public filings, publicly available research analyst estimates and other publicly available information. With respect to the selected companies, Credit Suisse compared enterprise values as multiples of calendar years 2008 and 2009 estimated EBITDA based on Wall Street research. Credit Suisse then applied reference ranges of selected multiples described above for the selected companies to corresponding financial data for Hercules, using EBITDA estimates provided by Hercules’ management in the amounts of $409.0 million and $468.0 million, respectively (see “Hercules Financial Forecasts” beginning on page 114) . Based on these analyses, and after making certain adjustments to reflect certain asbestos liability and after tax foreign exchange swap liability of Hercules, Credit Suisse derived the following implied per share reference range for Hercules common stock, as compared to the implied value of the merger consideration to be received by Hercules shareholders:

Implied Per Share Reference Range for Hercules	Implied Value of Per Share Consideration (as of July 3, 2008)
$15.15 – $22.51	$22.95

Hercules Selected Transactions Analysis

Credit Suisse reviewed certain transaction multiples in the following selected publicly announced transactions, which involved companies with businesses in the chemical industry.

Acquiror	Target
The Blackstone Group, Apollo Management, L.P., GS Capital Partners 2000, L.P. and Goldman Sachs Group, Merchant Banking Division	ONDEO Nalco Company (nka: Nalco Holding Co.)

Texas Pacific Group	Kraton Polymers LLC

The Lubrizol Corporation	Noveon International, Inc.

Rockwood Specialties Group, Inc.	Four divisions of Dynamit Nobel AG

Bain Capital	North American specialty phosphates business of Rhodia

Apollo Management, LP	Borden Chemical, Inc.

Royal DSM N.V.	NeoResins business of Avecia Group Plc

J.P. Morgan Partners, LLC	PQ Corporation

Crompton Corporation (d/b/a Chemtura Corporation)	Great Lakes Chemical Corporation

Texas Pacific Group	British Vita plc

PAI Partners	Food Ingredients Business of Chr. Hansen Holding AS

BASF Corporation	Engelhard Corporation

BASF Corporation	Degussa Construction Chemicals, Inc., the construction chemicals business of Degussa AG

BASF Corporation	Johnson Polymer, LLC

Acquiror	Target
Croda International PLC	Uniqema, the oleochemicals and surfactants business of Imperial Chemical Industries PLC

Kemira Oyj	Water Treatment Chemicals and Acrylamide Product Lines of Cytec Industries Inc.

Apollo Management, L.P.	GE Advanced Materials, a division of General Electric Company
The Dow Chemical Co.	Wolff Walsrode AG, part of the Bayer Group

The Carlyle Group	PQ Corporation

Israel Chemicals Ltd.	Supresta, LLC

Hexion Specialty Chemicals, Inc.	Huntsman Corporation

OM Group, Inc.	Electronic Business of Rockwood Specialties Group, Inc.

While none of the companies that participated in the selected transactions are directly comparable to Hercules, the companies that participated in the selected transactions are companies with operations that, for the purposes of analysis, may be considered similar to certain operations of Hercules.

Credit Suisse calculated multiples for the selected transactions based on publicly available financial information with respect to the target companies and the selected transactions. For each of the selected transactions, Credit Suisse compared enterprise value as a multiple of the target company’s EBITDA over the latest 12 months preceding the announcement of the transaction, which we refer to as “LTM.” Credit Suisse then applied a reference range of selected multiples described above for the selected transactions to corresponding LTM adjusted EBITDA for Hercules as of March 31, 2008 provided by Hercules management in the amount of $407.0 million. Based on these analyses, and after making certain adjustments to reflect certain asbestos liability and after tax foreign exchange swap liability of Hercules, Credit Suisse derived the following implied per share reference range for Hercules common stock, as compared to the implied value of the merger consideration to be received by Hercules shareholders:

Implied Per Share Reference Range for Hercules	Implied Value of Per Share Consideration (as of July 3, 2008)
$22.13 – $27.39	$22.95

Hercules Discounted Cash Flow Analysis

Credit Suisse performed a discounted cash flow analysis to calculate the estimated present value of the unlevered, free cash flow of Hercules. The financial forecast was based on internal estimates provided by Hercules management. Credit Suisse calculated estimated terminal values ranging from 6.5x to 8.0x of 2012 estimated EBITDA. The present value of cash flows and terminal values were estimated using discount rates ranging from 9.5% to 12.5% based on Hercules’ estimated weighted average cost of capital (that ranged from 9.5% to 12.5%). Based on these analyses, and after making certain adjustments, including certain asbestos liability and after tax foreign exchange swap liability of Hercules, Credit Suisse derived the following implied per share reference range for a share of Hercules common stock, as compared to the implied value of the merger consideration to be received by Hercules shareholders:

Implied Per Share Reference Range for Hercules	Implied Value of Per Share Consideration (as of July 3, 2008)
$20.44 – $28.93	$22.95

Ashland Analyses

Ashland Selected Companies Analysis

Credit Suisse reviewed certain financial data, multiples and ratios for the following publicly traded companies in the chemical and auto service and distribution industries, respectively:

Chemical

•	Arch Chemicals, Inc.

•	Chemtura Corporation

•	Cytec Industries Inc.

•	Ferro Corporation

•	H.B. Fuller Company

•	The Lubrizol Corporation

•	Nalco Holding Company

•	PolyOne Corporation

•	Rockwood Holdings, Inc.

•	Rohm and Haas Company

Auto Service and Distribution

•	Midas, Inc.

•	Monro Muffler Brake, Inc.

•	The Pep Boys—Manny, Moe & Jack

Although none of the selected companies are directly comparable to Ashland, the selected companies were chosen because they are publicly traded companies that operate in a similar industry to Ashland and have lines of business and financial and operating characteristics similar to Ashland. Credit Suisse determined, using its professional judgment, that these selected companies were the most appropriate for purposes of this analysis and, while there may have been other companies that operate in a similar industry to Ashland or have similar principal lines of business or financial or operating characteristics to Ashland, Credit Suisse did not specifically identify any other companies for this purpose.

Credit Suisse calculated the multiples and ratios of the selected companies using closing stock prices as of July 3, 2008, and information it obtained from public filings, publicly available research analyst estimates and other publicly available information. With respect to the selected companies, Credit Suisse compared enterprise values as multiples of calendar years 2008 and 2009 estimated EBITDA based on Wall Street research. Credit Suisse also compared the ratio of price to forward earnings per share, based on calendar years 2008 and 2009 estimates. Credit Suisse then applied reference ranges of selected multiples described above for the selected companies to corresponding financial data for Ashland, using EBITDA estimates provided by Ashland management. Based on these analyses, Credit Suisse derived the following implied per share reference range for Ashland common stock, as compared to the closing price per share of Ashland common stock on July 3, 2008 of $46.77 per share:

Implied Per Share Reference Range for Ashland	Ashland Closing Price July 3, 2008
$36.28 – $60.04	$46.77

Ashland Discounted Cash Flow Analysis

Credit Suisse performed a discounted cash flow analysis to calculate the estimated present value of the unlevered, free cash flow of Ashland. The financial forecast through 2010 was based on internal estimates provided by Ashland management and the financial forecast from 2011 through 2013 was based on an extrapolation from the Ashland estimates provided by Hercules management. Credit Suisse calculated ranges of estimated terminal values ranging from 5.5x to 7.0x of fiscal year 2013 estimated EBITDA. The present value of cash flows and terminal values were estimated using discount rates ranging from 10.0% to 14.0% based on Ashland’s estimated weighted average cost of capital. Based on these analyses, Credit Suisse derived the following implied per share reference range for a share of Ashland common stock, as compared to the closing price per share of Ashland common stock on July 3, 2008 of $46.77 per share:

Implied Per Share Reference Range for Ashland	Ashland Closing Price July 3, 2008
$49.49 – $62.51	$46.77

Miscellaneous

Hercules engaged Credit Suisse to act as its exclusive financial advisor in connection with the proposed merger. Hercules selected Credit Suisse based on Credit Suisse’s qualifications, experience and reputation, and its familiarity with Hercules and its business. Credit Suisse is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Pursuant to Hercules’ engagement letter with Credit Suisse, Hercules has agreed to pay Credit Suisse a fee of $50,000, which fee became payable upon the execution of Credit Suisse’s engagement, a fee of $1.0 million, which fee became payable upon the rendering of Credit Suisse’s opinion and a transaction fee, calculated for illustrative purposes only as of the date of this proxy statement/prospectus, of approximately $13.0 million, which is referred to as the “transaction fee” and is contingent upon the closing of the merger and against which the other fees will be credited. Hercules has also agreed to reimburse Credit Suisse for its reasonable out-of-pocket expenses, including the reasonable expenses of legal counsel, and to indemnify Credit Suisse and related parties against liabilities, including liabilities under the federal securities laws, arising out of or related to Credit Suisse’ engagement.

Credit Suisse and its affiliates have in the past provided and are currently providing investment banking and other financial services to Hercules and its affiliates, for which Credit Suisse and its affiliates have received and would expect to receive compensation. During the past two years, these services include having acted as lead arranger, administrative agent and lender in connection with Hercules’ credit facility and as a counterparty to a derivative swap transaction with Hercules. Credit Suisse and its affiliates also have in the past provided and are currently providing investment banking and other financial services to Ashland and its affiliates, for which Credit Suisse and its affiliates have received and would expect to receive compensation. During the past two years, these services include having acted as financial advisor to Ashland in connection with the sale of its wholly owned subsidiary, APAC, and as a lender in connection with Ashland’s revolving credit facility. Credit Suisse and its affiliates may have provided other financial advice and services and may in the future provide financial advice and services, to Hercules, Ashland and their respective affiliates for which Credit Suisse and its affiliates have received, and would expect to receive, compensation. Credit Suisse is a full service securities firm engaged in securities trading and brokerage activities, as well as providing investment banking and other financial services. In the ordinary course of business, Credit Suisse and its affiliates may acquire, hold or sell, for its and its affiliates own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of Hercules, Ashland and any other company that may be involved in the merger, as well as provide investment banking and other financial services to such companies.

Ashland’s Reasons for the Merger

One of Ashland’s strategic objectives is to become a leading specialty chemicals company. The merger with Hercules is an important step towards achieving that goal. The merger will create a defined core for Ashland comprised of three specialty chemical businesses with strong market positions and promising global growth potential: specialty additives and ingredients, paper and water technologies and specialty resins. The merger will increase Ashland’s revenues outside North America from $2.3 billion to approximately $3.5 billion and also will increase revenues within North America. In addition, Ashland believes the merger will place it in a leadership position in renewable and sustainable chemistries.

Ashland’s board of directors believes that the merger is in the best interest of Ashland and its shareholders. It approved the merger agreement after Ashland’s senior management discussed with the board of directors a broad range of factors and alternatives, including the business, assets, liabilities, results of operations, financial performance, strategic direction and prospects of Hercules, Hercules’ history of growth and the experience of Hercules’ management team.

In view of the wide variety of factors considered in connection with its evaluation of the merger, Ashland’s board of directors did not consider it practicable and did not attempt to quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination, although individual directors may have given different weights to various information and factors. Rather, Ashland’s board of directors views its determination as being based on all of the information and the factors considered by it during the evaluation process.

Interests of Hercules Directors and Executive Officers in the Merger

Some of the directors and executive officers of Hercules have interests in the merger as described below that are different from, or in addition to, the interests of Hercules shareholders generally. The Hercules board of directors was aware of these interests and considered them in approving the merger agreement and the merger.

Existing Change of Control Agreements

Hercules has previously entered into change of control agreements with Messrs. Aanonsen, Carrington, Dahlen, Floyd, Rogerson, Shears and Spizzo. Each of these change of control agreements provides that, if the executive’s employment with Hercules is terminated by Hercules without cause or by the executive due to constructive termination during the three-year period following a change of control (or, in the case of Messrs. Carrington and Dahlen, upon their resignation after the 180-day period following a change of control), the executive will be entitled to receive the following severance payments and benefits: a lump sum severance payment equal to any earned but unpaid compensation through the date of termination, plus a pro rata bonus based on the greater of the executive’s target bonus and the annual bonus most recently received by the executive (reduced by any change of control bonus paid to such executive under the Hercules Management Incentive Compensation Plan) and reflecting the portion of the bonus year worked prior to the date of termination, plus three times (two times, in the case of Messrs. Dahlen and Carrington) the sum of the executive’s base salary in effect prior to the change of control and an annual bonus equal to the greater of the executive’s bonus target in effect as of the date of termination or the most recent bonus actually paid to the executive. Messrs. Floyd, Rogerson, Shears and Spizzo will also receive credit for three additional years of service and age under the Employee Pension Restoration Plan resulting in additional payments to these individuals of approximately $249,625 to Mr. Floyd, $3,060,746 to Mr. Rogerson, $569,618 to Mr. Shears and $1,308,802 to Mr. Spizzo, assuming in each case that the merger is completed on November 28, 2008 and each executive experiences a qualifying termination of employment on that date. In addition, the executives will be entitled to continued medical, welfare and fringe benefits during the three-year period (two years, in the case of Messrs. Dahlen and Carrington), and outplacement services. Under the change of control agreements, if any payments or distributions to the executives (whether payable pursuant to the change of control agreements or otherwise) would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended, then the executive will receive an additional payment such that he is placed in the same after-tax position as if no excise tax had been imposed. The completion of the merger will constitute a change of control for purposes of the change of control agreements. As of the date of this proxy statement/prospectus, none of these executive officers of Hercules has been offered continued employment arrangements with Ashland, and it is anticipated that the employment of each of these executive officers will terminate upon completion of the merger. If the merger is completed on November 28, 2008, and the employment of each of the executives is terminated on such date in a manner that would entitle the executive to the change of control severance described above, it is currently estimated that the executives would be entitled to cash severance payments of approximately the following amounts:

Executive	Estimated Severance Payment
Fred G. Aanonsen	$1,495,224
Edward V. Carrington	940,816
Richard G. Dahlen	1,075,208
Israel J. Floyd	1,250,859
Craig A. Rogerson	6,682,500
Stuart C. Shears	1,105,500
Allen A. Spizzo	2,604,024

Total	$15,154,059

Existing Letter Agreements

Hercules has previously entered into letter agreements with Anne Schumann, Vice President, Human Resources and Information Technology, and Vincenzo M. Romano, Vice President, Tax, dated August 29, 2000 and June 2, 2006, respectively, pursuant to which, if either executive’s employment is terminated other than for “cause” or, for Mr. Romano, as a result of a reduction in compensation that is disproportionately greater than the reduction imposed on similarly situated employees of Hercules or, in the case of Ms. Schumann, a reduction in compensation, authority or duty, or a relocation, in either case following a change of control of Hercules, the executive would be entitled to a severance payment equal to one times (in the case of Mr. Romano) or one and one half times (in the case of Ms. Schumann) the sum of one year of their annual base salary in effect on the date of termination of employment, plus the executive’s target bonus in effect on the date of termination (or, in the case of Mr. Romano, the actual bonus received during the previous year, if greater). The completion of the merger will constitute a change of control for purposes of the letter agreements. The approximate amount of the severance payment described above, assuming both executives’ employment were terminated immediately after the completion of the merger on November 28, 2008, would be $343,548 in the case of Mr. Romano and $585,000 in the case of Ms. Schumann.

Stock Options, Restricted Stock and Restricted Stock Units held by Directors and Executive Officers

The directors and executive officers of Hercules hold options, restricted stock and RSUs under the Amended and Restated Long Term Incentive Compensation Plan, the Omnibus Equity Compensation Plan for Non-Employee Directors and the Nonemployee Director Stock Accumulation Plan. The parties have agreed that all outstanding stock options, restricted shares and RSUs will vest and be treated in the manner described below. Hercules has entered into letter agreements with certain executive officers, who have elected to receive cash for their Hercules stock options, subject to limited exceptions.

Election to Convert or Cash Out Hercules Stock Options

Each holder (other than certain executive officers who have elected to receive cash for their Hercules stock options, subject to limited exceptions) of a Hercules stock option outstanding immediately prior to the merger will be given a choice of receiving a converted option to acquire Ashland common stock or having such Hercules option cancelled in exchange for a cash payment equal to the product of the number of Hercules shares subject to the option and the amount by which the exercise price of the Hercules option is exceeded by the sum of $18.60 and the amount calculated by multiplying 0.0930 by the average closing price of Ashland common stock on the NYSE for the 10 trading days preceding the completion of the merger (which we refer to as the “Ashland closing price”). If the Hercules option holder elects to have his or her Hercules options converted into options to purchase Ashland common stock, each such option will be converted into an option to buy a number of shares of Ashland common stock equal to the product of the number of Hercules shares subject to the Hercules option and the special exchange ratio, as defined below. Each such converted option will have an exercise price per share equal to the quotient of the exercise price per share of the Hercules option divided by the special exchange ratio. The converted Hercules options will otherwise generally remain subject to the terms and conditions of the equity plan and award agreement under which they were granted. Any Hercules option holders who do not make an election prior to the fifth business day before closing of the merger will be deemed to have elected to receive a converted option. For purposes of the adjustments described in this paragraph, “special exchange ratio” means the sum of (1) 0.0930 plus (2) the quotient of $18.60 divided by the Ashland closing price.

In the event that the number of shares of Ashland common stock issuable upon the exercise of converted stock options, when taken together with the shares of Ashland common stock to be issued pursuant to the merger agreement and issuable upon the exercise of outstanding Hercules warrants or upon the conversion of outstanding Hercules convertible debentures, would cause Ashland to potentially be obligated to issue Ashland shares in a number or having voting power equal to or in excess of 20% of the outstanding shares of Ashland common stock immediately prior to the effective time of the merger, then in-the-money Hercules stock options that otherwise would be converted into options to purchase Ashland shares will be subject to pro rata reduction to the extent necessary to ensure that Ashland does not exceed that 20% standard. Any in-the-money Hercules stock options that are subject to such reduction will be cancelled in exchange for a cash payment in the amount described above.

As of the date of this proxy statement/prospectus, the directors and executive officers of Hercules held in the aggregate outstanding options to purchase approximately 1,658,342 shares of Hercules common stock of which options to purchase 515,050 shares of Hercules common stock were unvested as of the record date and will vest in full upon completion of the merger.

The table below shows the number of Hercules shares covered by stock options held by the directors and executive officers of Hercules as of the date of this proxy statement/prospectus.

Directors and Executive Officers	Hercules Shares Covered by Hercules Stock Options
Fred G. Aanonsen	85,500
Edward V. Carrington	16,938
Anna C. Catalano	9,000
Allan H. Cohen	—
Richard G. Dahlen	67,779
Israel J. Floyd	138,035
Thomas P. Gerrity	15,000
John C. Hunter	15,000
Burton M. Joyce	9,000
Robert D. Kennedy	21,000
Jeffrey M. Lipton	21,000
John E. Panichella	—
Paul C. Raymond, III	42,960
Craig A. Rogerson	1,061,325
Vincenzo M. Romano	—
Anne T. Schumann	29,475
Stuart C. Shears	16,500
Allen A. Spizzo	73,830
John K. Wulff	15,000
Joe B. Wyatt	21,000

Total	1,658,342

Vesting of Restricted Stock

All outstanding shares of restricted Hercules common stock held by the directors and executive officers of Hercules that were granted under Hercules’ Amended and Restated Long Term Incentive Plan and Omnibus Equity Compensation Plan for Non-Employee Directors will, immediately prior to the closing of the merger, become free of all restrictions and fully vested and will be converted into the right to receive the merger consideration of Ashland common stock and cash. The table below shows the number of shares of restricted Hercules common stock held by the directors and executive officers of Hercules as of the date of this proxy statement/prospectus.

Directors and Executive Officers	Hercules Restricted Stock that will Vest and Become Unrestricted Upon Completion of the Merger
Fred G. Aanonsen	60,623
Edward V. Carrington	117,532
Anna C. Catalano	2,250
Allan H. Cohen	—
Richard G. Dahlen	67,602
Israel J. Floyd	17,295
Thomas P. Gerrity	7,477
John C. Hunter	9,107
Burton M. Joyce	19,481
Robert D. Kennedy	11,551
Jeffrey M. Lipton	35,454
John E. Panichella	67,130
Paul C. Raymond, III	83,839
Craig A. Rogerson	298,454
Vincenzo M. Romano	20,171
Anne T. Schumann	23,813
Stuart C. Shears	39,331
Allen A. Spizzo	97,708
John K. Wulff	25,951
Joe B. Wyatt	18,986

Total	1,023,755

Based on an implied value of $23.01 per share (calculated using the closing trading price of Ashland common stock on July 10, 2008, the last trading day prior to the announcement of the merger), the aggregate implied value of the outstanding shares of restricted stock held by the directors and executive officers of Hercules that will vest upon completion of the merger is approximately $23.56 million.

Vesting of Restricted Stock Units

Each RSU with respect to Hercules common stock that is outstanding immediately prior to the completion of the merger will be converted into a vested right to receive cash in an amount equal to the product of the cash-out amount and the number of shares of Hercules common stock underlying such restricted stock units. The “cash out amount” means the sum of (1) $18.60 and (2) the product of 0.0930 and the Ashland closing price.

Management Incentive Compensation Plan

Certain benefits are payable under the Management Incentive Compensation Plan sponsored by Hercules (which we refer to as the “MICP”) for the executive officers listed below. The MICP provides that participants therein are entitled, upon the occurrence of a change of control of Hercules, to receive a bonus payment under the plan that is equal to the participant’s target bonus. The completion of the merger will constitute a change of control for purposes of the MICP. Assuming that the merger is completed in 2008, Hercules’ executive officers would be entitled to receive target bonuses under the plan in the approximate amounts set forth in the table below. The executives, other than Messrs. Raymond, Panichella and Romano and Ms. Schumann, are also entitled to certain MICP-related payments pursuant to the terms of their change of control agreements with Hercules, as described above under “—Existing Change of Control Agreements.”

Executive	MICP Target
Fred G. Aanonsen	$140,000
Edward V. Carrington	70,000
Richard G. Dahlen	162,500
Israel J. Floyd	90,000
John E. Panichella	228,000
Paul C. Raymond, III	228,000
Craig A. Rogerson	810,000
Vincenzo M. Romano	65,000
Anne Schumann	130,000
Stuart C. Shears	90,000
Allen A. Spizzo	247,000

Total	$2,260,500

Grantor Trusts

Prior to the completion of the merger, the projected obligations under the Hercules Incorporated Non-Qualified Pension Restoration Plan, the Hercules Incorporated Deferred Compensation Plan and certain individual change of control agreements may be funded into the Hercules Incorporated Compensation Benefit Grantor Trust Agreement for Management Employees and the Hercules Incorporated Compensation Benefit Grantor Trust Agreement for Non-Employee Directors.

Indemnification and directors’ and officers’ liability insurance

For a period of six years following the merger and subject to compliance with applicable state and federal laws, Ashland will indemnify each person who served as a director or officer of Hercules before the completion of the merger to the fullest extent permitted under Hercules’ governing documents and Delaware law from and against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with any threatened, pending or completed action, suit or proceeding by reason of the fact that the person served as an officer or director of Hercules.

Employment Agreements

Both Mr. Paul C. Raymond, III, President of the Hercules Paper Technologies and Ventures Group, and Mr. John E. Panichella, President of the Hercules Aqualon Division, will be employed by Ashland following the merger and have entered into employment agreements with Ashland executed on July 9, 2008 and July 8, 2008, respectively, contingent on the closing of the merger. Mr. Raymond will serve as the President of Paper and Water Technologies and Ventures and as a Vice President of Ashland. Mr. Panichella will serve as the President of Aqualon and as a Vice President of Ashland. Both agreements are for a three-year term commencing at the effective time of the merger. The terms of both agreements are substantively the same, and each of Messrs. Raymond and Panichella is entitled to the following: (i) an initial base salary of $360,000 per annum, (ii) a retention bonus of $360,000, with one-third of such bonus paid on each anniversary of his date of hire for the three-year term, and (iii) a restricted stock award grant to be awarded within 90 days of his employment commencement date, equivalent in value to 1.5 times his base compensation, which will vest in full 48 months from his employment commencement date; provided, however, that (a) in the event the employee’s employment is terminated less than 48 months from the commencement date by either Ashland without cause or by employee’s death or disability, then the employee will receive accelerated pro rata vesting of the award, based on the number of months of completed employment, or (b) if employee voluntarily elects to terminate his employment or Ashland terminates his employment for cause less than 48 months from the commencement date, then the restricted stock award will not vest and will be forfeited in its entirety.

The agreements include a change of control provision, pursuant to which each of Messrs. Raymond and Panichella would receive a minimum of two years’ base compensation, payment of his annual incentive pay target and the immediate vesting of all of his unvested equity compensation in the event of a change of control and termination of employment within two years. The employment agreements also provide for a non-compete under the terms of a service agreement, with which each of Messrs. Raymond and Panichella agrees to abide for the greater of three years from the date of the execution of his agreement or eighteen months from the end of his employment with Ashland. In the event of termination for cause, Ashland will not owe either Mr. Raymond or Mr. Panichella any further compensation. In the event of death or disability, the employment agreements will automatically terminate and Messrs. Raymond and Panichella (or their estates, in the event of death) will receive only their restricted stock award and retention bonus. For termination without cause, each is entitled to the following: (i) the greater of the balance of his base compensation for the remainder of his employment term, or the amount of severance pay payable to employees in his salary band whose employment is terminated without cause under normal severance pay policies; (ii) payment of amounts he is otherwise entitled to under the Ashland annual incentive compensation and long-term incentive compensation plans, pro rated through his last day of active employment; (iii) pro rata vesting of his restricted stock award; and (iv) payment of the balance of the retention bonus.

Ashland also anticipates continued employment of certain other Hercules officers in addition to Messrs. Raymond and Panichella, although the individuals and the terms of employment are still being finalized.

Manner and Procedure for Exchanging Shares of Hercules Common Stock; No Fractional Shares

The conversion of Hercules common stock into the right to receive the merger consideration will occur automatically at the effective time of the merger. As soon as reasonably practicable after the effective time of the merger, Ashland’s exchange agent will send a letter of transmittal to each former holder of record of shares of Hercules common stock. The transmittal letter will contain instructions for obtaining the merger consideration, including the shares of Ashland common stock, the cash portion of the merger consideration and cash in lieu of any fractional shares of Ashland common stock, in exchange for shares of Hercules common stock. Hercules shareholders should not return stock certificates with the enclosed proxy card.

After the effective time of the merger, shares of Hercules common stock will no longer be outstanding, will be automatically canceled, will cease to exist and certificates that previously represented shares of Hercules common stock will represent only the right to receive the merger consideration as described above.

Until holders of certificates previously representing Hercules common stock have surrendered those certificates to the exchange agent for exchange, those holders will not receive dividends or distributions with respect to Ashland common stock with a record date after the effective time of the merger and will not receive cash in lieu of any fractional shares of Ashland common stock. When holders surrender those certificates, they will receive any dividends on Ashland common stock with a record date after the effective time of the merger and a payment date on or prior to the date of surrender and any cash in lieu of fractional shares of Ashland common stock, in each case without interest.

Hercules shareholders will not receive any fractional shares of Ashland common stock pursuant to the merger. Instead of any fractional shares, shareholders will be paid an amount in cash representing such shareholder’s proportionate fractional interest in the proceeds from the sale by an exchange agent of the excess shares of Ashland common stock delivered to the exchange agent by Ashland. Such excess shares represent the difference between the number of whole shares of Ashland common stock to be distributed to certificate holders and the aggregate number of shares of Ashland common stock delivered to the exchange agent for merger consideration purposes. The exchange agent will sell, for the benefit of the holders of the certificates representing Ashland common stock, the excess shares as soon as practicable after the effective time of the merger at then-prevailing prices on the NYSE.

Treatment of Warrants

Each warrant to acquire shares of Hercules common stock outstanding immediately prior to the effective time of the merger will be converted into the right to receive, upon the exercise of such warrants, the merger consideration of Ashland common stock and cash, in accordance with the Warrant Agreement, dated as of July  27, 1999, between Hercules and The Chase Manhattan Bank, as warrant agent.

Treatment of Convertible Debentures

Hercules convertible debentures outstanding at the effective time of the merger will become convertible into the right to receive the merger consideration of Ashland common stock and cash, in accordance with the Indenture between Hercules and Bankers Trust Company, as trustee, dated as of August 15, 1985 governing Hercules’ 8% Convertible Subordinated Debentures due 2010. Ashland intends to redeem all outstanding convertible debentures, pursuant to the applicable provisions of the indenture governing the convertible debentures, promptly following completion of the merger.

Governmental and Regulatory Approvals

U.S. Antitrust Filing. Under the HSR Act and related regulations, the merger may not be completed unless the parties to the transaction file all required Premerger Notification and Report forms with the U.S. Department of Justice and the Federal Trade Commission and the applicable waiting period has either expired or been early terminated. Ashland and Hercules filed the required notification and report forms pursuant to the HSR Act regarding the merger on July 24, 2008, and early termination of the statutory waiting period under the HSR Act was granted on August 8, 2008.

EC and Other Foreign Antitrust Filings. Pursuant to the EC Merger Regulation, the merger may not be completed unless the European Commission issues a decision declaring the merger compatible with the common market. Ashland and Hercules filed the required application under the EC Merger Regulation on September 1, 2008. There can be no assurance that a challenge to the merger on European antitrust grounds will not be made or, if such a challenge is made, that it would not be successful. All other necessary foreign antitrust filings have been made by the parties.

Other Regulatory Approvals. Ashland and Hercules must receive all waivers, consents, licenses, permits, authorizations, orders and approvals from, and make all registrations, filings, notices and notifications pursuant to, all other antitrust laws as applicable to the merger, except for any such waivers, consents, licenses, permits, authorizations, orders, approvals, registrations, filings, notices and notifications that the failure of which to obtain or make would not materially affect the business of Ashland or Hercules in an adverse way. If the parties discover that other notifications, approvals or waiting periods are necessary, they will seek to make, obtain or observe them. If additional approval or action is needed, however, Ashland and Hercules may not be able to obtain all necessary approvals. Even if the parties can obtain all necessary approvals, and the merger agreement is adopted by Hercules shareholders, conditions may be placed on the merger that could cause Ashland to abandon it.

General. It is possible that any of the governmental entities with which filings have been made may seek additional regulatory concessions or impose additional conditions, or States or private parties may commence litigation to prevent the completion of the merger. There can be no assurance that:

•	Ashland or Hercules will be able to satisfy or comply with any conditions imposed;

•	compliance or non-compliance will not have adverse consequences on Ashland after completion of the merger; or

•	litigation, if any, will be resolved favorably by Ashland and Hercules.

Merger Expenses, Fees and Costs

All expenses incurred in connection with the merger agreement and the related transactions will be paid by the party bearing those expenses, whether or not the merger is completed. Upon a termination of the merger agreement as a result of certain alternative business combination situations or a Hercules board recommendation adverse to the merger, Hercules will be obligated to pay a termination fee to Ashland in the amount of $77.5 million, whereas upon a termination of the merger agreement due to Ashland’s inability to receive the necessary financing for the transaction or a breach of Ashland’s covenants relating to financing, Ashland will be obligated to pay a termination fee to Hercules in the amount of $77.5 million. See “The Merger Agreement—Termination Fees and Expenses” beginning on page 79.

Accounting Treatment

The merger will be accounted for by Ashland using the “purchase” method of accounting. Under this method of accounting, the purchase price paid by Ashland, together with the direct costs of the merger, will be allocated in accordance with generally accepted accounting principles to Hercules’ tangible and intangible assets and liabilities based on their fair market values, with any excess being treated as goodwill. The assets, liabilities and results of operations of Hercules will be consolidated into the assets, liabilities and results of operations of Ashland as of the closing date of the merger.

Termination of Exchange Fund

Twelve months after the effective time of the merger, Ashland may require the exchange agent to deliver to Ashland all cash and shares of Ashland common stock remaining in the exchange fund. Thereafter, Hercules shareholders would be required to look only to Ashland for payment of the merger consideration on their shares of Hercules common stock.

No Liability

None of Ashland, Hercules or Merger Sub will be liable to any holder of a certificate representing shares of Hercules common stock for any merger consideration delivered to a public official pursuant to any abandoned property laws. Any cash or shares of Ashland common stock remaining unclaimed by holders of shares of Hercules common stock immediately prior to such time as such amounts would otherwise escheat to, or become the property of, any governmental authority will, to the extent permitted by applicable law, become the property of Ashland.

Material U.S. Federal Income Tax Consequences

The following is a general discussion of certain material U.S. federal income tax consequences to Hercules shareholders who exchange their shares of Hercules common stock for shares of Ashland common stock and cash pursuant to the merger. This discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended (which we refer to as the “Code”), existing and proposed U.S. Treasury regulations thereunder and current administrative rulings and court decisions, all as in effect on the date hereof. All of the foregoing authorities are subject to change, possibly on a retroactive basis, and any such change could affect the continuing validity of this discussion.

This discussion is limited to Hercules shareholders who hold their shares of Hercules common stock as capital assets for U.S. federal income tax purposes. This discussion does not consider the specific facts or circumstances that may be relevant to a particular Hercules shareholder, nor does this discussion consider any state, local or foreign tax consequences of the merger or any U.S. federal tax consequences other than U.S. federal income tax consequences. This discussion does not address U.S. federal income tax consequences to a Hercules shareholder who, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership, or a foreign trust or estate. Moreover, this discussion does not address U.S. federal income tax consequences to Hercules shareholders who may be subject to special treatment, including, without limitation:

•

tax-exempt entities, dealers in securities or currencies, banks, other financial institutions or “financial services entities,” insurance companies, regulated investment companies, real estate investment trusts, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, certain expatriates or former long-term residents of the United States, or corporations that accumulate earnings to avoid U.S. federal income tax;

•

persons whose functional currency is not the U.S. dollar, and persons who acquired Hercules common stock through the exercise of employee stock options, through a tax qualified retirement plan or otherwise as compensation;

•	Hercules shareholders who receive cash for their shares of Hercules common stock pursuant to the exercise of appraisal rights;

•	persons holding Hercules common stock as a part of a hedging, integrated, constructive sale or conversion transaction or a straddle or other risk-reduction transaction; and

•	partnerships or other pass-through entities (or persons who hold Hercules shares through a partnership or other pass-through entity).

If a partnership or other entity treated as a partnership for U.S. federal income tax purposes holds Hercules common stock, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Such partners are encouraged to consult their tax advisors regarding the specific tax consequences to them of the merger.

Hercules shareholders should consult their own tax advisors regarding the specific tax consequences to them of the merger, including the applicability and effect of U.S. federal, state, local, and foreign income and other tax laws in their particular circumstances.

Tax Consequences of the Merger Generally. The receipt of Ashland common stock and cash in exchange for Hercules common stock pursuant to the merger will generally be a taxable transaction for U.S. federal income tax purposes. As a result, a Hercules shareholder will generally recognize capital gain or loss equal to the difference, if any, between (i) the sum of the fair market value of Ashland common stock (on the date of the merger) and the amount of cash received in the merger and (ii) such shareholder’s adjusted tax basis in the Hercules common stock exchanged for the Ashland common stock and cash. Capital gain or loss will be calculated separately for each block of shares of Hercules common stock (i.e., shares of Hercules common stock acquired at the same cost in a single transaction). Any capital gain or loss will be long-term capital gain or loss if the Hercules shareholder’s holding period for the Hercules common stock exchanged exceeds one year on the date of the merger. Certain non-corporate U.S. holders (including individuals) are eligible for preferential rates of U.S. income taxation in respect of long-term capital gains. The deductibility of capital losses for U.S. federal income tax purposes is limited. Hercules shareholders who recognize a loss on the exchange of their Hercules common stock pursuant to the merger should consult their tax advisors regarding allowance of this loss. Your U.S. federal income tax basis in the Ashland common stock received in the merger will generally be equal to the fair market value of such common stock on the date of the merger. The holding period of the Ashland common stock received in the merger will commence on the day following the date of the merger.

Backup Withholding. Payments made in connection with the merger may be subject to backup withholding at a rate of 28% unless a Hercules shareholder holding Hercules common stock:

•

timely provides Hercules (or its depository) with a correct taxpayer identification number (which, for an individual Hercules shareholder is the shareholder’s social security number), certifies under penalties of perjury that such Hercules shareholder is not subject to backup withholding by completing the substitute Form W-9 included in the letter of transmittal, and otherwise complies with applicable requirements of the backup withholding rules; or

•	is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, and otherwise complies with applicable requirements of the backup withholding rules.

A Hercules shareholder who does not provide a correct taxpayer identification number may be subject to penalties administered by the Internal Revenue Service. Hercules shareholders should consult their own tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining the exemption.

Backup withholding is not an additional tax. Any amount withheld from a Hercules shareholder under the backup withholding rules described above will generally be allowed as a refund or a credit against such shareholder’s U.S. federal income tax liability, provided that timely filings are made with the Internal Revenue Service.

Because the tax consequences to a particular Hercules shareholder may differ based on that shareholder’s particular circumstances, each shareholder should consult his, her or its own tax advisor regarding the U.S. federal, state, local and foreign tax consequences of the merger.

Appraisal Rights

In connection with the merger, record holders of Hercules common stock who comply with the procedures summarized below will be entitled to appraisal rights if the merger is completed. Under Section 262 of the General Corporation Law of the State of Delaware (which we refer to as Section 262), holders of shares of Hercules common stock with respect to which appraisal rights are properly demanded and perfected and not withdrawn or lost are entitled, in lieu of receiving the merger consideration, to have the “fair value” of their shares at the effective time of the merger (exclusive of any element of value arising from the accomplishment or expectation of the merger) judicially determined and paid to them in cash. Hercules is required to send a notice to that effect to each shareholder not less than 20 days prior to the special meeting. This proxy statement/prospectus constitutes that notice to you.

The following is a brief summary of Section 262, which sets forth the procedures for demanding statutory appraisal rights. This summary is qualified in its entirety by reference to Section 262, the text of which is attached to this proxy statement/prospectus as Annex B.

Shareholders of record who desire to exercise their appraisal rights must satisfy all of the following conditions.

A shareholder who desires to exercise appraisal rights must (a) not vote in favor of the merger and (b) deliver a written demand for appraisal of the shareholder’s shares to the Corporate Secretary of Hercules before the vote on the merger at the special meeting. The failure to vote against the merger will not operate as a waiver of appraisal rights.

A demand for appraisal must be executed by or for the shareholder of record, fully and correctly, as the shareholder’s name appears on the certificates representing shares. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be executed by all joint owners. An authorized agent, including an agent of two or more joint owners, may execute the demand for appraisal for a shareholder of record; however, the agent must identify the record owner and expressly disclose that, in exercising the demand, the agent is acting as agent for the record owner. In addition, the shareholder must continuously hold the shares of record from the date of making the demand through the effective time of the merger.

A record owner, such as a broker, who holds shares as a nominee for others may exercise appraisal rights with respect to the shares held for all or less than all beneficial owners of shares as to which the holder is the record owner. In that case, the written demand must set forth the number of shares covered by the demand. Where the number of shares is not expressly stated, the demand will be presumed to cover all shares outstanding in the name of the record owner.

Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the exercise of appraisal rights before the vote on the adoption of the merger agreement at the special meeting. A beneficial owner of shares held in “street name” who desires appraisal rights with respect to those shares should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record owner of the shares. Shares held through brokerage firms, banks and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security depositary, such as Cede & Co., The Depository Trust Company’s nominee. Any beneficial owner of shares desiring appraisal rights with respect to such shares should instruct such firm, bank or institution that the demand for appraisal must be made by the record holder of the shares, which might be the nominee of a central security depositary if the shares have been so deposited.

As required by Section 262, a demand for appraisal must be in writing and must reasonably inform Hercules of the identity of the record holder (which might be a nominee as described above) and of such holder’s intention to seek appraisal of such shares.

Shareholders of record who elect to demand appraisal of their shares must mail or deliver their written demand to: Hercules Incorporated, Hercules Plaza, 1313 North Market Street, Wilmington, Delaware 19894-0001, Attention: Corporate Secretary or by facsimile at (302) 594-7315. The written demand for appraisal should specify the shareholder’s name and mailing address, the number of shares owned, and that the shareholder is demanding appraisal of his, her or its shares. The written demand must be received by Hercules prior to the special meeting. Neither voting (in person or by proxy) against, abstaining from voting on or failing to vote on the proposal to adopt the merger agreement will alone suffice to constitute a written demand for appraisal within the meaning of Section 262.

In addition, a shareholder demanding appraisal must not vote its shares of common stock in favor of adoption of the merger agreement. Because a signed proxy card that does not contain voting instructions will, unless revoked, be voted in favor of adoption of the merger agreement, a shareholder who votes by proxy and who wishes to exercise appraisal rights must vote against the merger agreement or abstain from voting on the merger agreement.

Within 120 days after the effective time of the merger, either the surviving corporation in the merger or any shareholder who has timely and properly demanded appraisal of such shareholder’s shares and who has complied with the required conditions of Section 262 and is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of all shareholders who have properly demanded appraisal. If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine which shareholders are entitled to appraisal rights and thereafter will appraise the shares owned by those shareholders, determining the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest to be paid, if any, upon the amount determined to be the fair value. In determining fair value, the

Delaware Court of Chancery is to take into account all relevant factors. In Weinberger v. UOP, Inc., et al., the Delaware Supreme Court discussed the considerations that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that in making this determination of fair value, the court must consider “market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which were known or which could be ascertained as of the date of merger which throw any light on future prospects of the merged corporation.” The Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” However, the Delaware Supreme Court noted that Section 262 provides that fair value is to be determined “exclusive of any element of value arising from the accomplishment or expectation of the merger.”

Shareholders considering seeking appraisal should bear in mind that the fair value of their shares determined under Section 262 could be more than, the same as, or less than the merger consideration they are entitled to receive pursuant to the merger agreement if they do not seek appraisal of their shares, and that opinions of investment banking firms as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262.

The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable in the circumstances. Upon application of a shareholder seeking appraisal rights, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by such shareholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination of assessment, each party bears its own expenses.

Except as explained in the last sentence of this paragraph, at any time within 60 days after the effective time of the merger, any shareholder who has demanded appraisal shall have the right to withdraw such shareholder’s demand for appraisal and to accept the cash and shares of Ashland common stock to which the shareholder is entitled pursuant to the merger. After this period, the shareholder may withdraw such shareholder’s demand for appraisal only with the consent of the surviving corporation in the merger. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the effective time of the merger, shareholders’ rights to appraisal shall cease and all shareholders shall be entitled only to receive the cash and shares of Ashland common stock as provided for in the merger agreement. Inasmuch as the parties to the merger agreement have no obligation to file such a petition, and have no present intention to do so, any shareholder who desires that such petition be filed is advised to file it on a timely basis. No petition timely filed in the Delaware Court of Chancery demanding appraisal shall be dismissed as to any shareholders without the approval of the Delaware Court of Chancery, and that approval may be conditioned upon such terms as the Delaware Court of Chancery deems just.

The foregoing is a brief summary of Section 262 that sets forth the procedures for demanding statutory appraisal rights. This summary is qualified in its entirety by reference to Section 262, the text of which is attached hereto as Annex B. Failure to comply with all the procedures set forth in Section 262 will result in the loss of a shareholder’s statutory appraisal rights.

Stock Exchange Listing

Ashland agreed to use its reasonable best efforts to cause the shares of Ashland common stock to be issued pursuant to the merger, and shares of Ashland common stock to be issuable upon the exercise of converted stock options to purchase Ashland shares and upon the conversion of outstanding Hercules convertible debentures, to be approved for listing on the NYSE. It is a condition to the completion of the merger that such shares be approved for listing on the NYSE, subject to the official notice of issuance. Such NYSE listing approval was granted as of September 26, 2008. Following the merger, the shares of Ashland common stock will continue to trade on the NYSE under the symbol “ASH.”

Delisting and Deregistration of Hercules Common Stock

If the merger is completed, Hercules common stock will be delisted from the NYSE and will no longer be registered under the Exchange Act.

Dividends

Pursuant to the terms of the merger agreement, Hercules is not permitted to make, declare, pay or set aside for payment any dividend to Hercules shareholders, except for the Hercules regular quarterly cash dividends not in excess of $0.06 per share, with usual declaration, record and payment dates in accordance with Hercules’ current dividend policy. If the closing occurs before any of these declaration, record and payment dates for Hercules dividends, then Hercules shareholders will not be entitled to a Hercules dividend for the relevant period but may be entitled to receive an Ashland dividend for such period on the shares of Ashland common stock received in the merger.

Employee Matters

The merger agreement provides that, until January 1, 2011, employees of Hercules who become employees of Ashland or one of its subsidiaries as a result of the merger will be provided compensation and benefits that, taken in the aggregate, are substantially comparable to the compensation and benefits received by such employees prior to the date of the merger. Specifically, until January 1, 2011, Ashland will pay Hercules employees, on an individual basis, base salaries and base wages that are at least equal to the base salaries and base wages payable to such employees prior to the date of the merger. Employees of Hercules will receive credit for their years of service with Hercules for all purposes under the following Ashland employee benefit plans: Ashland Inc. and Affiliates Pension Plan, Ashland Inc. Employee Savings Plan, Ashland Inc. Medical Plan, Ashland Inc. Dental Plan, Ashland Inc. vacation policy and the Ashland Inc. Group Life Insurance Plan. However, years of service with Hercules will not be credited for benefit accrual purposes under the Ashland Inc. and Affiliates Pension Plan, and for purposes of eligibility for retiree coverage under the Ashland Inc. Medical Plan, Ashland Inc. Dental Plan and Ashland Inc. Group Life Insurance Plan, prior service credit shall only count towards meeting the five years of service eligibility component for such plans and such employees will otherwise be treated as newly hired employees. In addition, to the extent employees of Hercules participate in an Ashland health plan, Ashland will waive all restrictions and limitations for pre-existing conditions under the Ashland health plan. Ashland will continue the Hercules retiree welfare programs, including retiree medical, prescription drugs, and life insurance plans, through December 31, 2011, generally on terms and conditions no less favorable than those in effect at the time of the merger. Following December 31, 2011, Ashland will provide to all individuals who, immediately prior to the merger effective time, were receiving benefits under the Hercules retiree welfare programs and Hercules employees retiring on or prior to December 31, 2013 retiree welfare programs on terms and conditions no less favorable than the lesser of (i) those in effect for Ashland retirees eligible to receive subsidized retiree welfare benefits as they existed prior to July 1, 2003 and (ii) those in effect under the Hercules retiree welfare programs in effect at the effective time of the merger with maximum employer costs capped at current levels. Through December 31, 2010, Hercules employees will continue to participate and accrue benefits under the Hercules pension plan and, as applicable, Hercules’ excess benefit plan, in accordance with the terms of such plans both as in effect on the date of the merger agreement. For Hercules employees whose employment terminates prior to January 1, 2011, Ashland will provide severance benefits at least as favorable as those in effect immediately prior to the merger.

Adjournment of the Hercules Special Meeting

In the event there are not sufficient votes to adopt the merger agreement and to approve the transactions contemplated thereby at the time of the Hercules special meeting, the Hercules shareholders will not be able to adopt the merger agreement and approve the transactions contemplated thereby unless the Hercules special meeting is adjourned to a later date or dates in order to permit the solicitation of additional proxies. Pursuant to Delaware law, no notice of an adjourned meeting need be given if the time and place to which the meeting is adjourned are fixed and announced at the meeting.

In order to permit proxies that have been received by Hercules at the time of the Hercules special meeting to be voted for an adjournment, if necessary, Hercules has submitted the proposal to adjourn the special meeting to the Hercules shareholders as a separate matter for their consideration. The proposal to adjourn the special meeting must be approved by the holders of a majority of the Hercules common stock present, in person or by proxy, at the special meeting.

The Hercules board of directors recommends that you vote “FOR” the proposal to adjourn the special meeting, if necessary.

Financing Commitments

In connection with the proposed merger, Ashland entered into a financing commitment letter, dated July 10, 2008, with Banc of America Securities LLC, Banc of America Bridge LLC and Bank of America, N.A., which we refer to collectively as “Bank of America,” and The Bank of Nova Scotia, which we refer to as “Scotiabank.” Subject to the terms and conditions of the financing commitment letter, Bank of America and Scotiabank have each committed to provide to Ashland 50% of a senior secured financing of up to an aggregate of $1.950 billion, and 50% of a senior unsecured bridge financing of up to an aggregate of $750.0 million in the event that Ashland is unable to sell debt securities for gross proceeds of $750.0 million.

Senior Secured Credit Facilities

The senior secured credit facilities will consist of: (a) two tranches of term loans aggregating $1.450 billion; and (b) a revolving credit facility of up to $500.0 million. The Term A and Term B loan facilities will initially aggregate up to $600.0 million and $850.0 million, respectively; however, such allocation between the Term A facility and Term B facility is subject to change, in consultation with Ashland. Up to $150.0 million of each of the Term A and the Term B facilities may be replaced by or repaid with an accounts receivable securitization facility. The Term A and Term B facilities have terms of five years and seven years, respectively. Depending on market conditions, the senior secured credit facilities may be increased or decreased, with a corresponding decrease or increase, as the case may be, in the senior unsecured bridge loan facility (or debt securities issued in lieu thereof) described below. The aggregate amount of the senior secured credit facilities and the senior unsecured bridge loan facility shall not exceed $2.7 billion.

The $500.0 million revolving credit facility shall be available from time to time for a five-year period beginning on the closing date and includes a sublimit for issuances of standby and commercial letters of credit and swingline loans. At the closing date of the merger, up to $12.0 million (plus additional amounts in order to fund upfront fees and original issue discount) of the revolving credit facility may be used to consummate the merger.

The senior secured credit facilities will be used to fund in part Ashland’s payment of the cash portion of the merger consideration, pay fees and expenses incurred in connection with the merger and the financing, refinance Ashland’s and Hercules’ existing senior credit facilities and certain of Hercules’ other debt and, with respect to the revolving credit facility, provide ongoing working capital for general corporate purposes.

Interest Rate

Loans under the senior secured credit facilities are expected to bear interest, at Ashland’s option, at a rate equal to the adjusted London interbank offer rate or an alternate base rate, in each case plus a spread.

Guarantors

All obligations under the senior secured credit facilities and under any treasury management, interest rate protection or other hedging arrangement entered into with a senior lender or any of its affiliates will be guaranteed by, subject to certain agreed upon exceptions, each of the existing and future direct and indirect material domestic subsidiaries of Ashland (the “Guarantors”).

Security

The obligations of Ashland and each Guarantor under the senior secured credit facilities, and under any treasury management, interest rate protection or other hedging arrangement entered into with a senior lender or any of its affiliates, will be secured, subject to permitted liens and other agreed upon exceptions, by all present and future shares of subsidiary capital stock (limited, in the case of foreign subsidiaries, to 65% of the capital stock of such subsidiaries and excluding the stock of certain domestic holding companies for foreign subsidiary stock), all present and future intercompany debt owed to Ashland and each Guarantor, all present and future personal property and owned real property of the Borrower and each Guarantor, subject to certain agreed upon exceptions, and all proceeds and products of such property and assets.

Other Terms

The senior secured credit facilities will contain customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on indebtedness, investments, sales of assets, mergers and consolidations, capital expenditures, liens, dividends and other distributions. The senior secured credit facilities will also include maximum leverage ratio and minimum fixed charge coverage ratio covenants and customary events of default, including a change of control, to be defined.

Senior Unsecured Bridge Loan Facility

Banc of America Bridge LLC and Scotiabank have committed to provide Ashland with a $750.0 million senior unsecured bridge loan, which we refer to as the “bridge loan.” The bridge loan would be used for the same funding purposes as the senior secured credit facilities, except that it would not be used to provide working capital for general corporate purposes. In lieu of obtaining the bridge loan, Ashland may fund up to $750 million of its cash needs related to the merger through the issuance of debt securities, depending on market conditions. As described above, the amount of the bridge loan (or debt securities) may be increased or decreased, depending upon market conditions.

Interest Rate

Initially, the bridge loan would bear interest at a rate equal to the greatest of a specified rate, a rate based on the U.S. Treasury security with a similar maturity to the bridge loan or the adjusted London interbank offer rate in each case plus a spread that will increase over time. At the first year anniversary of the closing of the merger, the bridge loan would, to the extent not repaid, convert into a senior unsecured term loan. After conversion to a senior unsecured term loan, an applicable lender may choose to exchange such loan for loans evidenced by senior unsecured exchange notes, which will be entitled to registration rights. The bridge loan and unsecured term loan would be subject to a maximum rate of interest. Any senior unsecured term loan or loan evidenced by an exchange note would mature on the eighth anniversary of the closing date of the merger.

Guarantors

All obligations under the senior unsecured bridge loan facility would be guaranteed by the Guarantors.

Other Terms

The senior unsecured bridge loan facility would contain customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on indebtedness, investments, sales of assets, mergers and consolidations, capital expenditures, liens, dividends and other distributions. The senior unsecured bridge loan facility would also include customary events of default. The lenders would have the right to require Ashland to prepay the bridge loan plus a fee in the event of a change of control, to be defined.

Conditions Precedent and Expiration

The financing commitment letter also includes customary conditions to funding, including, without limitation:

•	the consummation of the merger in accordance with the merger agreement, including the satisfaction of the conditions to closing of the merger as set forth in the merger agreement,

•	the absence of any material adverse effect (as such term is defined in the merger agreement) on Hercules or its subsidiaries, taken as a whole,

•	the obtaining of credit ratings of the debt contemplated by the financing commitment letter,

•	the accuracy of certain representations and warranties of the parties,

•

no default (of the type specified in the financing commitment letter) or event of default under the senior secured credit facilities or the senior unsecured bridge loan facility shall have occurred and be continuing, subject to certain agreed upon exceptions,

•

the negotiation, execution and delivery of definitive documentation consistent with the terms and conditions in the financing commitment letter and otherwise reasonably satisfactory to Bank of America, Scotiabank and the other lenders under the facilities,

•

the absence of Bank of America or Scotiabank becoming aware of any information, or any event, development or change relating to Ashland or Hercules after the date of the financing commitment letter, that is inconsistent in a material and adverse manner with any other information or other matter disclosed to Bank of America or Scotiabank by Ashland prior to such date,

•	the payment of all reasonable and invoiced fees and expenses,

•	the receipt of customary opinions, documents and certificates and granting and perfecting security interests in certain collateral, and

•	the repayment of certain of Hercules’ and Ashland’s existing indebtedness (except for the indebtedness permitted to remain outstanding as provided in the financing commitment letter).

The description of the financing commitments contained above is based upon the terms set forth in the financing commitment letter which terms are subject to modification by Bank of America, Scotiabank and Ashland, and further subject to negotiation and execution of the definitive credit agreement satisfactory to Bank of America, Scotiabank, the syndicate of financial institutions arranged by them and Ashland. As a result, the final terms of the definitive senior secured credit agreement and definitive bridge loan agreement (if any) may vary from those described above.

The financing commitment letter expires at the earliest of (i) December 31, 2008, unless the closing date occurs on or prior to December 31, 2008, (ii) the consummation of the merger (a) in the case of the senior secured credit facilities, without the use of the senior secured credit facilities, or (b) in the case of the bridge loan, without the use of the bridge loan, (iii) the acceptance by any of Ashland, Hercules or any of their affiliates of an offer for all or any substantial part of the capital stock or property and assets of Ashland and Hercules other than as part of the merger and (iv) if any event occurs or information becomes available that, in the reasonable and good faith judgment of Bank of America, results or is reasonably likely to result in the failure to satisfy any condition precedent required under the financing commitment letter. Bank of America and Scotiabank will receive compensation in connection with the financing commitment letter and related financing.

THE MERGER AGREEMENT

The following is a summary of the material provisions of the merger agreement. This summary is qualified in its entirety by reference to the merger agreement, which is attached to this proxy statement/prospectus as Annex A. We encourage you to read the merger agreement in its entirety because it is the legal document that governs the merger.

The merger agreement is included in this proxy statement/prospectus in order to provide you with information regarding its terms. It is not in any way intended to provide you with factual information about the current state of affairs of either Ashland or Hercules. Such information can be found elsewhere in this proxy statement/prospectus (including the other attached annexes) and in the other public filings that Ashland and Hercules make with the SEC, which are available without charge at www.sec.gov.

The merger agreement contains representations, warranties, covenants and other agreements, each as of specific dates. These representations, warranties, covenants and other agreements are qualified by information contained in confidential disclosure schedules that the parties exchanged in connection with the execution of the merger agreement. The disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations, warranties, covenants and other agreements set forth in the merger agreement. Some of the information contained in the disclosure schedules may be non-public and Ashland and Hercules do not believe that this information is required to be publicly disclosed under the federal securities laws (although any specific material facts that qualify the representations and warranties in the merger agreement have been disclosed in this proxy statement/prospectus). Moreover, some of these representations, warranties, covenants and/or other agreements may not be accurate or complete as of a specific date because they are subject to a contractual standard of materiality that may be different from the standard generally applied under the federal securities laws and/or were used for the purpose of allocating risk between Ashland and Hercules rather than establishing matters as facts. Finally, information concerning the subject matter of these representations, warranties, covenants and other agreements may have changed since the date of the merger agreement, which may or may not be fully reflected in Ashland’s and Hercules’ public disclosures.

Form of the Merger

If the holders of Hercules common stock adopt the merger agreement and all other conditions to the merger are satisfied or waived, Merger Sub (a newly formed and wholly owned subsidiary of Ashland established to facilitate the acquisition of Hercules) will be merged with and into Hercules, and will cease to exist. Hercules will survive the merger as a wholly owned subsidiary of Ashland and will continue its corporate existence under Delaware law under the name “Hercules Incorporated.”

Merger Consideration

Upon completion of the merger, each share of Merger Sub will convert into a share of the surviving corporation. Each share of Hercules common stock outstanding immediately prior to the effective time of the merger, other than those shares held directly or indirectly by Ashland and Merger Sub or by Hercules as treasury stock and other than shares with respect to which a Hercules shareholder has validly demanded and perfected appraisal rights under Delaware law, will be cancelled and extinguished, and converted into the right to receive merger consideration consisting of (i) 0.0930, which we refer to as the exchange ratio, of a share of Ashland common stock, par value $0.01 per share, and (ii) $18.60 in cash, without interest. Hercules shareholders will not receive any fractional shares of Ashland common stock pursuant to the merger. Instead of any fractional shares, shareholders will be paid, by an exchange agent, an amount in cash representing such shareholder’s proportionate fractional interest in the proceeds from the sale of the excess shares of Ashland common stock delivered to the exchange agent by Ashland. Such excess shares represent the difference between the number of whole shares of Ashland common stock to be distributed to certificate holders and the aggregate number of shares of Ashland common stock delivered to the exchange agent for merger consideration purposes. The exchange agent will sell, for the benefit of Hercules shareholders who would otherwise be entitled to fractional shares of Ashland common stock, the excess shares as soon as practicable after the effective time of the merger at then-prevailing prices on the NYSE.

Upon completion of the merger, each share of Hercules common stock owned directly or indirectly by Ashland or Merger Sub immediately prior to the effective time of the merger or held in treasury of Hercules will be automatically cancelled and retired, and none of Ashland, Merger Sub or Hercules will receive any securities of Ashland or other consideration in exchange for those shares.

Shares of Hercules common stock held by any Hercules shareholder that properly demands payment for its shares and perfects such demand in compliance with the appraisal rights under Section 262 of the DGCL will not be converted into the right to receive the merger consideration. Hercules shareholders properly exercising and perfecting appraisal rights will, at the effective time of the merger, have their shares cancelled and extinguished, and be entitled to payment based on their appraisal value solely from the surviving corporation. However, if any Hercules shareholder fails to perfect or otherwise waives, withdraws or loses the right to receive payment under Section 262 of the DGCL, then that Hercules shareholder will not be paid in accordance with Section 262 of the DGCL, and the shares of Hercules common stock held by such Hercules shareholder will be exchangeable solely for the merger consideration.

Closing

Unless the parties agree otherwise, the closing will occur on a date to be specified by the parties which will be no later than the fifth business day after the satisfaction or waiver of all closing conditions. If, however, Hercules shareholder approval is obtained between December 19, 2008 and January 19, 2009, the closing will occur by January 26, 2009.

The proposed transaction is currently targeted to close in the fourth quarter of 2008; however, because completion of the merger is subject to customary conditions, we cannot predict the actual timing.

Effective Time

On the closing date, the parties will file with the Secretary of State of the State of Delaware a certificate of merger. The merger will become effective upon the filing of the certificate of merger with the Secretary of State of the State of Delaware, or at such later time as the parties agree and specify in the certificate of merger.

At the effective time of the merger, Hercules’ certificate of incorporation and bylaws shall be amended and restated to read in their entirety as set forth in Exhibits A and B, respectively, to the merger agreement.

Treatment of Stock Options

Each option to acquire shares of Hercules common stock held by employees and directors of Hercules and outstanding immediately prior to the effective time of the merger, which we refer to as Hercules options, will become immediately exercisable and vested. Such Hercules options may either be converted into an option to acquire shares of Ashland common stock or cancelled in exchange for a cash payment. Any Hercules option holder that does not make an election with respect to his or her options prior to the fifth business day preceding the close of the merger will receive options for Ashland common stock subject to the pro rata reduction described below.

If the Hercules option holder elects to have his or her options become converted options, then the terms and conditions of the converted options will remain the same as those of the Hercules options, except for the number of shares underlying the option and the exercise price. The number of shares of Ashland common stock underlying the option will be determined by multiplying

•	the number of shares of Hercules common stock subject to the Hercules option, times

•	the special exchange ratio referred to below,

and rounding the result down to the nearest whole share.

The per share exercise price of these converted options will be determined by dividing

•	the per share exercise price of the Hercules option by

•	the special exchange ratio,

and rounding the result up to the nearest whole cent.

The “special exchange ratio” is the sum of (i) 0.0930 plus (ii) the quotient of (x) $18.60 divided by (y) the average, rounded to the nearest cent, of the closing sale prices of Ashland common stock on the NYSE as reported by The Wall Street Journal for the ten trading days prior to the effective time of the merger, also referred to as the Parent Closing Price.

If a Hercules option holder elects to receive cash, the cash payment will be equal to the product of

•	the number of shares of Hercules common stock subject to such Hercules stock option immediately prior to the merger, and

•

the excess (if any) of the cash out amount (where the cash out amount equals the sum of (i) $18.60 and (2) the product of 0.0930 and the Parent Closing Price) over the exercise price per share of the Hercules stock option.

In the event that the number of shares of Ashland common stock issuable upon the exercise of converted stock options, when taken together with the shares of Ashland common stock to be issued pursuant to the merger agreement and issuable upon the exercise of outstanding Hercules warrants or upon the conversion of outstanding Hercules convertible debentures, would cause Ashland to potentially be obligated to issue Ashland shares in a number or having voting power equal to or in excess of 20% of the outstanding shares of Ashland common stock immediately prior to the effective time of the merger, then in-the-money Hercules stock options that otherwise would convert into stock options to purchase Ashland shares are subject to pro rata reduction to the extent necessary to ensure that Ashland does not exceed that 20% standard. Any in-the-money Hercules stock options that are so reduced will be cancelled in exchange for a cash payment in the amount described above. Cash payments for those Hercules option holders electing to receive cash will be made by Ashland within seven business days following the close of the merger if the pro ration does not apply, and within ten business days following the close of the merger if the pro ration does apply.

Treatment of Warrants and Convertible Debentures

The treatment of the outstanding Hercules convertible debentures and warrants is discussed under “The Merger—Treatment of Warrants” and “The Merger—Treatment of Convertible Debentures.”

Treatment of Restricted Stock

Each share of Hercules restricted stock outstanding immediately prior to the close of the merger shall vest in full and be converted into the right to receive the merger consideration.

Treatment of Restricted Stock Units

Each Hercules RSU that is outstanding immediately prior to the close of the merger will be converted into a vested obligation to receive cash with a value equal to the product of

•	the cash-out amount (which is the sum of $18.60 and the product of 0.0930 and the Parent Closing Price); and

•	the number of shares of Hercules common stock underlying such restricted stock units.

Such payments will be made by Ashland within five business days following the merger closing.

Representations and Warranties

The merger agreement contains representations and warranties by Hercules, subject in some cases to specified exceptions and qualifications, relating to a number of matters, including the following:

•	the organization, valid existence, good standing and qualification to do business of Hercules and its subsidiaries;

•	Hercules’ interests in its subsidiaries;

•	capital structure of Hercules;

•	corporate authorization, execution and delivery, enforceability and validity of the merger agreement;

•	the approval of the Hercules board of directors of the merger agreement and the transactions contemplated by the merger agreement;

•	the absence of any conflicts with Hercules’ organizational documents, applicable laws or certain agreements as a result of entering into the merger agreement and completing the merger;

•	required consents and filings with both domestic and foreign governmental entities in connection with the transactions contemplated by the merger agreement;

•	proper filings of documents with the SEC and the accuracy of information contained in those documents;

•	the conformity with generally accepted accounting principles of Hercules’ financial statements filed with the SEC and the absence of undisclosed liabilities;

•	the accuracy of information supplied by Hercules in connection with this proxy statement/prospectus and the registration statement of which it is a part;

•	the absence of an event that is having or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Hercules since January 1, 2008;

•	the absence of litigation or investigations;

•	the existence of and compliance with material contracts;

•	Hercules’ compliance with applicable laws, including environmental laws;

•	the absence of environmental claims pending or threatened against Hercules;

•	employment and labor matters affecting Hercules;

•	tax matters;

•	real property, personal property and intellectual property;

•	required two-thirds vote by Hercules’ shareholders to complete the merger;

•	the absence of transactions, agreements, arrangements or understandings between Hercules and any affiliate;

•	brokers’ fees and expenses related to the merger;

•	receipt of the opinion from Credit Suisse, dated July 10, 2008, as to the fairness of the merger consideration to the Hercules shareholders from a financial point of view; and

•	insurance matters.

The merger agreement contains representations and warranties by Ashland and Merger Sub, subject in some cases to specified exceptions and qualifications, relating to a number of matters, including the following:

•	the organization, valid existence, good standing and qualification to do business of Ashland, Merger Sub and Ashland’s subsidiaries;

•	capital structure of Ashland and Merger Sub;

•	corporate authorization and validity of the merger agreement;

•	the absence of any conflicts with Ashland’s or Merger Sub’s organization documents, applicable laws or certain agreements as a result of entering into the merger agreement and completing the merger;

•	required consents and filings with governmental entities in connection with the transactions contemplated by the merger agreement;

•	proper filings of documents with the SEC and the accuracy of information contained in those documents;

•	the conformity with generally accepted accounting principles of Ashland’s financial statements filed with the SEC and the absence of undisclosed liabilities;

•	the accuracy of information supplied by Ashland and Merger Sub in connection with this proxy statement/prospectus and the registration statement of which it is a part;

•	capitalization of Merger Sub;

•	brokers’ fees and expenses related to the merger;

•	the existence of and compliance with material contracts;

•	the absence of an event that is having or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Ashland since October 1, 2007;

•	compliance with all applicable laws;

•	the absence of litigation and investigations;

•	the absence of a required Ashland shareholder approval of the merger and related transactions; and

•	commitment for financing to consummate the merger transactions.

Certain of the representations and warranties made by the parties are qualified as to “materiality” or “material adverse effect.” For purposes of the merger agreement, “material adverse effect” means with respect to Hercules or Ashland, as the case may be, any change, effect, event, occurrence, state of facts or development that materially adversely affects the business, financial condition or annual results of operations of the party, in each case taken as a whole. However, in determining whether there is or would reasonably be expected to be a material adverse effect, there will be excluded any effect that directly or indirectly results from:

•

changes or conditions generally affecting the businesses or industries in which Hercules and Ashland operate, to the extent such changes or conditions do not materially and disproportionately impact Hercules or Ashland, as applicable, taken as a whole;

•

changes or conditions in U.S., European, Asian or Latin American or global, international, or general economic, regulatory, or political conditions (including calamities, the outbreak or escalation of hostilities or acts of war or terrorism), to the extent such conditions do not materially and disproportionately impact Ashland or Hercules, taken as a whole;

•	changes or conditions generally affecting the financial, securities or credit markets;

•	any failure by Ashland or Hercules to meet any projections, forecasts, revenue or earnings estimates for any period ending on or after the date of the merger agreement;

•

the public announcement, pendency, execution, delivery or existence of the merger agreement and the impact of the merger agreement on the relationships of Ashland or Hercules with its employees, independent contractors, customers, suppliers, licensors, licensees, distributors, governmental entities and other third party businesses;

•	changes in GAAP, applicable law or accounting standards (or interpretations thereof) or accounting estimates of existing contingent liabilities under GAAP;

•	changes in the market price or trading volumes of Hercules or Ashland common stock, as the case may be;

•	litigation arising from allegations of a breach of fiduciary duty relating to the merger agreement, the merger and other merger-related transactions; and

•

changes in any analyst’s recommendations, any corporate default or equivalent credit ratings or any other recommendations or ratings as to Hercules or Ashland, as the case may be, or their respective subsidiaries.

The representations and warranties of each of the parties to the merger agreement will expire upon the effective time of the merger.

Covenants and Agreements

Conduct of Business by Hercules. Hercules has agreed that, subject to certain exceptions and unless Ashland gives its prior written consent, between July 10, 2008 and the completion of the merger:

•	Hercules and its subsidiaries will conduct business in the ordinary course consistent with past practice;

•

Hercules and its subsidiaries will use commercially reasonable efforts to preserve intact its current business organization, keep available the services of its current employees and preserve relationships with customers, suppliers, licensors, licensees, distributors, governmental entities, and others with whom it has business dealings; and

•	Hercules agrees not to issue any new equity compensation awards, except as explicitly provided for in the merger agreement, as outlined below.

Hercules has also agreed that during the same time period, and again subject to certain exceptions or unless Ashland gives its prior written consent (which consent will not be unreasonably withheld, delayed or conditioned), Hercules and its subsidiaries will not:

•

declare, set aside or pay dividends on, or make other distributions in respect of, its capital stock, other than quarterly cash dividends in respect of Hercules common stock not exceeding $0.06 per share and dividends or distributions by Hercules to wholly owned subsidiaries or by wholly owned subsidiaries;

•	split, combine, subdivide or reclassify any capital stock or other equity interests;

•	repurchase, redeem or otherwise acquire any of its capital stock or other securities thereof;

•

issue, deliver, sell, grant, pledge or otherwise encumber or subject to any lien any shares of capital stock or other voting securities, except for the following: (i) shares of Hercules common stock issued pursuant to the exercise of Hercules stock options or the settlement of restricted stock units outstanding as of the date of the merger agreement and upon the exercise of Hercules warrants or the conversion of convertible debentures, (ii) grants of equity compensation awards with respect to up to 50,000 shares of Hercules common stock in the aggregate in connection with new hires consistent with past practice (provided that if such share amount is exhausted, Hercules may substitute non-equity awards of equivalent value); (iii) the sale of shares pursuant to the exercise of Hercules stock options if necessary to effectuate an optionee direction upon exercise or for withholding of taxes; or (iv) the acquisition of Hercules common stock from a holder of Hercules restricted stock, stock options or restricted stock units in satisfaction of withholding obligations or in payment of the exercise price;

•	amend the organizational documents of Hercules or its subsidiaries;

•

(i) grant to any current or former director, officer, employee or consultant of Hercules any increase in compensation, bonus or fringe or other benefits, or grant any type of compensation or benefit to a person not previously receiving or entitled to receive such compensation, except for normal increases in the ordinary course of business; (ii) grant any increase in severance, change in control or termination compensation or benefits, except as required under the Hercules benefit plans as in effect on July 10, 2008; (iii) enter into, adopt, or amend in any manner that would increase costs or benefits under a Hercules benefit plan other than in connection with (a) hiring or retaining an employee if the base salary and target bonus of such employee will not exceed $150,000 per year or (b) an employment agreement terminable on less than 30 days’ notice without penalty; or (iv) take any action to accelerate or fund any rights or benefits, except to the extent required under the Hercules benefit plans;

•	make any change in financial accounting methods, principles or practices, except to the extent required by applicable law, SEC rule or policy, or a change in GAAP;

•

except in the ordinary course of business, make or change any tax election (except as consistent with past practice), adopt any change to Hercules’ or any of its subsidiaries’ method of accounting for tax purposes, settle or compromise any tax liability or refund, amend any tax return, agree to waive or extend any tax statute of limitations relating to any tax return, or fail to notify Ashland of any income tax audit, investigation or proceeding initiated by a tax authority after July 10, 2008 with respect to Hercules or any of its subsidiaries, in each case, to the extent such action (or failure to act) is reasonably likely to result in an increase to a tax liability, which increase is material to Hercules and its subsidiaries taken as a whole;

•	enter into new lines of business outside of their existing business and reasonable extensions of the existing business;

•	merge or consolidate with any person;

•

except for transactions with or among its wholly owned subsidiaries, directly or indirectly acquire or agree to acquire any equity interest or business or properties or assets that are material to Hercules, except inventory purchases in the ordinary course of business consistent with past practice and acquisitions at or below fair market value for consideration not to exceed $5.0 million individually or $15.0 million in the aggregate;

•

except for transactions with or among its wholly owned subsidiaries, sell, lease, license, mortgage, sell and leaseback or otherwise encumber or subject to any lien or dispose of any properties or assets, except for sales of inventory and excess or obsolete property or assets in the ordinary course of business consistent with past practice, transfers of property at not less than fair market value for consideration not greater than $5.0 million individually and $20.0 million in the aggregate;

•

except for transactions with or among its wholly owned subsidiaries, enter into, modify or amend any lease of property, except for such modifications or amendments that are not materially adverse to Hercules;

•

except for transactions with or among its wholly owned subsidiaries, incur any indebtedness except for short-term borrowings not in excess of $25.0 million incurred in the ordinary course of business or make any loans, advances or capital contributions to, or investments in, any other person;

•	make or agree to make any capital expenditure that is individually in excess of $1.0 million or in the aggregate in excess of $15.0 million;

•

enter into any contract that would conflict with the merger agreement, or offer to purchase any indebtedness or the loss of a benefit under, or result in the creation of any lien upon properties or assets of Hercules;

•

enter into any material contract to the extent consummation of the merger agreement and related transactions or compliance by Hercules with the provisions of the merger agreement would adversely affect Hercules’ or Ashland’s rights or enhance the rights of any third party;

•	enter into any material contract containing a termination right that is triggered upon consummation of the merger;

•	forgive any indebtedness of a substantial value owed to Hercules or its subsidiaries from any third party, unless given consideration of equivalent value;

•

enter into any interest rate swap agreement, cross-currency interest rate swap agreement or similar agreement, except in the ordinary course of business, any collar, options or similar agreement for the purpose of maintaining or controlling the cost of Hercules’ raw materials or foreign currency forward contracts other than to match foreign currency positions;

•	except in the ordinary course of business consistent with past practice, enter into, terminate, renew, extend, amend or modify in any material respect any material contract;

•	pay, discharge, settle or satisfy any claims, liabilities, obligations or litigation to the extent reserved for in Hercules’ documents filed with the SEC, in excess of $2.0 million; or

•	agree to or authorize any of its subsidiaries to take any of the foregoing actions.

Conduct of Business by Ashland. Ashland has agreed that, subject to certain exceptions and unless Hercules gives its prior written consent, between July 10, 2008 and the completion of the merger:

•	Ashland and its subsidiaries will conduct business in the ordinary course consistent with past practice; and

•

Ashland and its subsidiaries will use commercially reasonable efforts to preserve intact its current business organization, keep available the services of its current employees and preserve relationships with customers, suppliers and others with whom it has business dealings.

Ashland has also agreed that during the same time period, and again subject to certain exceptions or unless Hercules gives its prior written consent (which consent will not be unreasonably withheld, delayed or conditioned), Ashland and its subsidiaries will not:

•	amend the organizational documents of Ashland in a manner that is adverse to the rights of holders of Ashland common stock;

•

declare or pay dividends or make distributions in respect of capital stock, other than regularly quarterly cash dividends in respect of Ashland common stock not exceeding $0.275 per share and dividends or distributions by Ashland to wholly owned subsidiaries or by wholly owned subsidiaries;

•

issue, deliver, sell, grant, pledge or otherwise encumber or subject to any lien any shares of capital stock, voting parent debt or any securities convertible into such Ashland shares, or any stock appreciation, “phantom” stock, profit participation or dividend equivalent rights, other than the issuance of Ashland common stock under Ashland’s stock plans, upon exercise of Ashland stock options, or Ashland stock appreciation rights or pursuant to Ashland stock equivalent awards, as outstanding on January 1, 2008;

•

acquire or offer to acquire any shares of its own capital stock or related securities, or that of any subsidiary, except in accordance with its stock incentive plans in the ordinary course of business consistent with past practice;

•

acquire for cash a material amount of assets or capital stock of any other person valued at more than $100.0 million in the aggregate, provided that Ashland shall not make any acquisition if it would adversely impact the ability to satisfy the antitrust regulatory requirements;

•	incur any indebtedness that would adversely impact Ashland’s ability to obtain the financing for the merger and related transactions; or

•	agree to or authorize any of its subsidiaries to take any of the foregoing actions.

No Solicitation. The merger agreement provides that Hercules shall not, nor shall it authorize, give permission to or direct any of its subsidiaries or any of their or its respective directors, officers or employees or any investment banker, accountant, attorney or other advisor, agent or representative, to directly or indirectly:

•	solicit, initiate, or knowingly encourage the submission of any takeover proposal; or

•

participate in any discussions or negotiations regarding, or furnish to any person any information in connection with, or otherwise cooperate in any way that could reasonably lead to, any takeover proposal.

Hercules is obligated to terminate, or cause the company subsidiaries to immediately terminate, all existing discussions or negotiations with any third party with respect to any takeover proposal and request the prompt return or destruction of all confidential information previously furnished.

For purposes of the merger agreement, “takeover proposal” means any contract, proposal or offer (whether or not in writing) with respect to any:

•

merger, reorganization, consolidation, business combination or similar transaction involving Hercules or its subsidiaries (which collectively represent 20% or more of the consolidated revenues, net income or assets of Hercules and its subsidiaries);

•

sale, lease or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, joint venture or otherwise of any business or assets of Hercules or its subsidiaries representing 20% or more of consolidated revenues, net income or assets of Hercules and its subsidiaries;

•	issuance, sale or other disposition of securities representing 20% or more of the voting power of Hercules;

•

transaction in which any person shall acquire beneficial ownership, or the right to acquire beneficial ownership, or any group shall have been formed which beneficially owns or has the right to acquire beneficial ownership, of 20% or more of Hercules common stock; or

•	any combination of the above; and

in each case, other than the transactions contemplated by the merger agreement.

The merger agreement provides further that, notwithstanding the restrictions described above, if, at any time prior to the time Hercules shareholders have adopted the merger agreement:

•

Hercules receives a bona fide written takeover proposal that the Hercules board of directors determines in good faith (after consultation with its outside legal advisors and its financial advisors) would reasonably be expected to constitute a superior proposal, as described below; and

•	that takeover proposal was not solicited after July 10, 2008 and did not otherwise result from a breach by Hercules of the no solicitation provisions described above;

then Hercules may, if it is in compliance with its obligations described in the section entitled “—No Solicitation” and its obligation not to change its recommendation except as described in “Hercules Shareholder Meeting and Duty to Recommend”:

•

furnish information about Hercules and its subsidiaries to the person making the takeover proposal pursuant to a customary confidentiality agreement not less restrictive to that person than the provisions of the confidentiality agreement between Hercules and Ashland, provided that such confidentiality agreement shall not limit the ability of such person to make proposals to the Hercules board of directors, and provided further that all of the information to be furnished has previously been provided to Ashland or is provided to Ashland prior to or substantially concurrent with the time it is provided to such person; and

•	participate in discussions or negotiations regarding the takeover proposal.

The merger agreement provides that the term “superior proposal” means any bona fide “takeover proposal” (except that references in such definition to 20% shall be replaced with 50%) made by any person other than a party to the merger agreement, which the Hercules board of directors reasonably determines in good faith (after consultation with its outside legal advisors and financial advisors) is:

•

on terms that are more favorable to Hercules and its shareholders than the merger, taking into account all the terms and conditions of such proposal and the merger agreement (including any proposal by Ashland to amend the terms of the merger); and

•	reasonably likely to be completed, taking into account all financial, regulatory, legal and other aspects of such proposal that the Hercules board of directors considers appropriate.

The merger agreement provides that Hercules must promptly advise Ashland orally and in writing of any takeover proposal, the material terms and conditions of any takeover proposal and the identity of the person making any takeover proposal. Hercules must keep Ashland fully informed of the status and details of any such takeover proposal or inquiry, and provide to Ashland as soon as practicable after receipt with copies of all correspondence and other written material sent or provided directly or indirectly to Hercules from any person that describes any of the terms or conditions of any takeover proposal. However, Hercules does not need to provide Ashland with any analysis or other information developed by a Hercules representative in the context of any takeover proposal.

Hercules Shareholder Meeting and Duty to Recommend. The merger agreement requires Hercules to call and hold a special meeting of its shareholders for the purpose of voting on the adoption of the merger agreement. The Hercules board of directors has agreed to recommend that Hercules’ shareholders vote in favor of adoption of the merger agreement. Additionally, the Hercules board may not:

•

withdraw, modify or publicly propose to withdraw that recommendation or make any public statement in connection with that recommendation or the special meeting or in reference to a takeover proposal, that is inconsistent with that recommendation; or

•

adopt or approve or publicly propose to recommend, adopt or approve, or allow Hercules or any of its subsidiaries to execute or enter into, any agreement (other than a confidentiality agreement under the circumstances described above) or any tender offer with respect to any takeover proposal.

Notwithstanding the above, at any time prior to the time Hercules shareholders have adopted the merger agreement, the Hercules board of directors may, in response to a takeover proposal that the Hercules board of directors determines in good faith (after consultation with outside legal advisors and financial advisors) constitutes a superior proposal and that was unsolicited and made after July 10, 2008, withdraw, modify or qualify its recommendation to shareholders to adopt the merger agreement, or make any public statement in connection with its recommendation or the special meeting or in reference to a takeover proposal, that is inconsistent with its recommendation, if:

•

the Hercules board of directors has concluded in good faith, after consultation with, its outside legal and financial advisors, in light of such superior proposal that the failure to do so would result in a breach of its fiduciary duties under applicable law;

•	in the case of a change in recommendation in light of a superior proposal, Hercules has complied in all material respects with the no-solicitation provisions in the merger agreement;

•	Hercules has, in the case of a superior proposal, provided to Ashland all materials and information delivered or made available to the person or group of persons making any superior proposal;

•

Hercules has provided to Ashland five business days’ prior written notice advising Ashland that the Hercules board of directors intends to take that action and specifying the terms and conditions of such superior proposal and the identity of the person making the proposal;

•

during such five-business-day period, if requested by Ashland, Hercules has engaged in good faith negotiations with Ashland to amend the merger agreement in such a manner that any takeover proposal which was determined to constitute a superior proposal no longer is a superior proposal; and

•

in the case of a superior proposal, at the end of such five-business-day period, that takeover proposal has not been withdrawn and continues to constitute a superior proposal (taking into account any changes to the financial terms of the merger agreement proposed by Ashland following a notice of superior proposal, as a result of the negotiations required by the above clause or otherwise).

The merger agreement provides that the above-described no-solicitation provisions do not prohibit the Hercules board of directors from taking and disclosing to Hercules shareholders a position contemplated by Section 14d-9 and Section 14e-2 under the Exchange Act or making any disclosure to Hercules shareholders if, in the good faith judgment of Hercules board, failure to so disclose would be inconsistent with its obligations under applicable law, except that compliance with such rules will not limit or modify the effect that any such action pursuant to such rules has under the merger agreement.

Reasonable Best Efforts. Ashland and Hercules have agreed to use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all actions necessary, proper or advisable under applicable law to complete the merger and the other transactions contemplated by the merger agreement.

Access to Information; Confidentiality. Until the earliest of the effective time of the merger and the termination date of the merger agreement, and subject to the restrictions imposed by any applicable laws, including the HSR Act or other U.S. antitrust laws and foreign antitrust laws, and the confidentiality agreement dated May 26, 2008 between Ashland and Hercules, Ashland and Hercules are required to (a) give the other party, its counsel, financial advisors, auditors and other authorized representatives reasonable access during normal business hours, to the properties, books, contracts, commitments, personnel and records of such granting party, (b) furnish to the other party any documents filed during such period under federal or state securities laws, and such financial and operating data and other information as such persons may reasonably request.

However, either party may withhold (i) any document or information that is subject to the terms of a confidentiality agreement with a third party or subject to any attorney-client privilege or (ii) such portions of documents or information relating to pricing or other matters that are highly sensitive if the exchange of such documents (or portions thereof) or information, as determined by such party’s counsel, might reasonably result in antitrust difficulties for such party or reasonably result in antitrust difficulties for such party (or any of its affiliates). If any material is withheld by such party pursuant to the proviso to the preceding sentence, such party shall inform the other party as to the general nature of the information that is being withheld.

Each party shall have the right to access any information that the other party would be required to provide to shareholders under DGCL Section 220, on the inspection of books and records. Hercules shall also provide information described in Rule 14a-7(a)(2)(ii) under the Exchange Act, concerning access to lists of shareholders.

Governmental Approvals. Ashland and Merger Sub, on the one hand, and Hercules, on the other hand, have agreed to:

•

file required forms under the HSR Act and any foreign antitrust laws, including the EC Merger Regulation, provide all additional material requested, and attempt to obtain such regulatory approvals as soon as practicable;

•

take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act or to obtain consents, approvals or authorizations under foreign antitrust laws as soon as practicable, including the request of early termination of the waiting period provided for in the HSR Act;

•

if any objections are asserted by any governmental entity with respect to the merger under any antitrust laws that would hinder or prevent its consummation, or if any action is instituted by any governmental entity or any private party challenging any of the transactions as violative of antitrust laws, or an order is issued enjoining the merger, to use their reasonable best efforts to resolve any such objections or suits so as to permit the consummation of the merger, including, if an administrative or judicial action or proceeding is instituted or threatened to be instituted, using reasonable best efforts to contest and resist any such action or proceeding;

•

keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, any governmental entity in connection with the HSR Act or foreign antitrust laws, and comply with any such inquiry or request as promptly as practicable; and

•

Ashland and Hercules have agreed to use reasonable best efforts to take any action necessary to avoid and eliminate impediments under the antitrust laws to enable the consummation of the transactions as soon as reasonably possible, including:

•

proposing, negotiating, committing to and effecting, by consent decree, hold separate order, mitigation agreement or otherwise, the sale, divestiture or disposition of their respective businesses, product lines or assets;

•

otherwise using reasonable best efforts to take or commit to take actions that after consummation of the transactions would limit Ashland’s freedom of action with respect to, or its ability to retain, one or more of the businesses, product lines or assets of any of the parties, as may be required in order to avoid or end any injunction, temporary restraining order, or other order in any suit or proceeding, which would otherwise have the effect of preventing or materially delaying the consummation of the transactions, and Ashland and Hercules shall agree to take such actions, provided that any such action is conditioned upon the consummation of the transactions contemplated by the merger agreement; and

•

Ashland shall not be obligated to take or proffer to take any of the foregoing actions if such actions would be reasonably likely in the aggregate to have a material adverse effect on Ashland and its subsidiaries (including the surviving corporation), taken as whole, or would be prohibited by the financing commitment letter.

Employee Benefits. The merger agreement provides that, until January 1, 2011, employees of Hercules who become employees of Ashland or one of its subsidiaries as a result of the merger will be provided compensation and benefits that, taken in the aggregate, are substantially comparable to the compensation and benefits received by such employees prior to the date of the merger. Specifically:

•

Until January 1, 2011, Ashland will provide Hercules employees, on an individual basis, base salaries and base wages that are at least equal to the base salaries and base wages payable to such employees prior to the date of the merger.

•

Employees of Hercules will receive credit for their years of service with Hercules for all purposes under the applicable Ashland employee benefit plans (other than benefit accrual under any Ashland defined benefit pension plan). However, under Ashland’s retiree medical, dental and group life plans, prior service credit will only count towards meeting the five years of service eligibility component for such plans, and such employees will otherwise be treated as newly hired employees.

•	To the extent employees of Hercules participate in an Ashland health plan, Ashland will waive all restrictions and limitations for pre-existing conditions under the Ashland health plan.

•

Ashland will continue the Hercules retiree welfare programs, including retiree medical, prescription drugs, and retiree life insurance, through December 31, 2011, generally on terms and conditions no less favorable than those in effect at the time of the merger.

•

Following December 31, 2011, Ashland will provide to Hercules employees retiring on or prior to December 31, 2013 such welfare programs on terms and conditions no less favorable than the lesser of (i) those in effect for Ashland retirees eligible to receive subsidized retiree welfare benefits as they existed prior to July 1, 2003 and (ii) those in effect under the Hercules retiree welfare programs in effect at the effective time of the merger with maximum employer costs capped at current levels.

•

Through December 31, 2010, Hercules employees will continue to participate and accrue benefits under the Hercules pension plan and, as applicable, Hercules’ excess benefit plan in accordance with the terms of such plans, both as in effect on the date of the merger agreement.

•	For Hercules employees whose employment terminates prior to January 1, 2011, Ashland will provide severance benefits at least as favorable as those in effect immediately prior to the merger.

The provisions of this section of the merger agreement are for the sole benefit of Hercules and Ashland and can be modified or waived by them. No employee or any other person has any right to enforce this provision of the merger agreement.

Notification. Hercules and Ashland have agreed to promptly advise the other party of:

•

any representation or warranty made by it contained in the merger agreement that is qualified as to materiality or “material adverse effect” becoming untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect; or

•	the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under the merger agreement.

Such notifications shall not affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under the merger agreement.

Financing. Ashland must use its reasonable best efforts to obtain the financing required for the transactions contemplated by the merger agreement on the terms and conditions described in the financing commitment letter that Ashland entered into with Bank of America and Scotiabank. The financing commitment letter provides terms and conditions for a $1.950 billion senior secured credit facility and a $750 million senior unsecured bridge loan facility. In connection with the financing, each of Ashland and Merger Sub have agreed to use reasonable best efforts to:

•	negotiate definitive agreements as provided in the financing commitment letter;

•	satisfy (or obtain the waiver of) all conditions on a timely basis with respect to obtaining the financing that are within its control;

•	comply in all material respects with its obligations under the financing commitment letter (or obtain a waiver thereof); and

•	enforce its rights under the financing commitment letter.

Ashland has further agreed to:

•	give Hercules prompt notice upon becoming aware of any material breach of the financing commitment letter;

•	keep Hercules informed on a reasonable basis of its efforts to arrange the financing;

•

prevent any modification to any material provision or remedy that (i) reduces the amount of financing, (ii) makes conditions for the drawdown of the financing less likely to be satisfied, (iii) can reasonably be expected to delay the consummation of the merger and the related transactions to be completed, or (iv) is otherwise adverse to Hercules;

•

in the event that Ashland becomes aware of an event or circumstance that would make obtaining any portion of the financing unlikely, use its reasonable best efforts to arrange any such portion from alternative sources on terms and conditions, taken as a whole, no less favorable to Ashland and Merger Sub; and

•

utilize the proceeds from the bridge loan facility in lieu of proceeds from the senior notes if the proceeds from the senior notes are not available, the closing conditions under the merger documents are otherwise satisfied or waived, and a bridge loan facility is available.

Hercules has agreed to use its reasonable best efforts to provide cooperation, subject to restrictions, in connection with the arrangement of any financing, including reasonable participation in meetings and road shows, the provision of information listed in the agreement and any others reasonably requested by Ashland and reasonable assistance in the preparation of all agreements.

Conditions to the Merger

Conditions to Ashland’s and Hercules’ Obligations to Complete the Merger. Each party’s obligation to complete the merger is subject to the satisfaction or waiver of various conditions that include the following:

•

the merger agreement has been adopted by the affirmative vote of shareholders of Hercules representing two-thirds of the shares of Hercules common stock outstanding and entitled to vote at the special meeting;

•

the shares of Ashland common stock issuable pursuant to the merger, as well as the shares of Ashland common stock issuable upon exercise of converted stock options and upon conversion of Hercules’ convertible debentures, have been approved for listing on the NYSE, subject to official notice of issuance;

•	no temporary restraining order, preliminary or permanent injunction or other order or comparable judicial action in any significant jurisdiction prevents or prohibits the completion of the merger;

•

the waiting period applicable to the merger under the HSR Act has expired or been terminated, and the European Commission will have issued a decision under the EC Merger Regulation declaring the merger compatible with the common market;

•

all waivers, consents, licenses, permits, authorizations, orders and approvals from, and all registrations, filings, notices and notifications with, governmental entities under all other U.S. antitrust laws or all other foreign antitrust laws applicable to the merger have been obtained or made, except for such waivers, consents, licenses, permits, authorizations, orders and approvals, the failure of which to obtain, and such registrations, filings, notices and notifications, the failure of which to make, prior to the closing of the merger, would reasonably be expected to result in materially affecting the business of Ashland or Hercules in an adverse manner; and

•

the registration statement on Form S-4, of which this proxy statement/prospectus forms a part, has been declared effective by the SEC and is not the subject of any stop order or proceedings seeking a stop order.

Conditions to Ashland’s and Merger Sub’s Obligations to Complete the Merger. Ashland’s and Merger Sub’s obligations to complete the merger are further subject to satisfaction or waiver of the following additional conditions:

•

with certain exceptions, the representations and warranties of Hercules made in the merger agreement must be true and correct as of the date of the merger agreement and as of the closing date of the merger as though made on the closing date, subject to the materiality standards contained in the merger agreement;

•

Hercules must have performed in all material respects all obligations required to be performed by it and complied in all material respects with each covenant to be complied with it under the merger agreement on or prior to the date on which the merger is to be completed;

•	there has not been any event that, individually or in the aggregate, has had or would reasonably be expected to have, a material adverse effect on Hercules; and

•

Hercules will have delivered to Ashland a certificate duly executed by Hercules’ chief executive officer and chief financial officer on behalf of Hercules to the effect that the representations, warranties and obligations of Hercules are satisfied in all respects.

Conditions to Hercules’ Obligation to Complete the Merger. Hercules’ obligation to complete the merger is further subject to satisfaction or waiver of the following additional conditions:

•

with certain exceptions, the representations and warranties of Ashland and Merger Sub made in the merger agreement must be true and correct as of the date of the merger agreement and as of the closing date of the merger as though made on the closing date, subject to the materiality standards contained in the merger agreement;

•

Ashland and Merger Sub must have performed in all material respects all obligations required to be performed by them and complied in all material respects with each covenant to be complied with under the merger;

•

Ashland shall have deposited with the exchange agent, at or prior to the closing of the merger, certificates representing the shares of Ashland common stock and cash in an aggregate amount sufficient to pay the merger consideration in respect of all Hercules common stock; and

•

Ashland will have delivered to Hercules a certificate duly executed by Ashland’s chief executive officer and chief financial officer on behalf of Ashland to the effect that the representations, warranties and obligations of Ashland are satisfied in all respects.

Termination

The merger agreement may be terminated and the merger may be abandoned at any time prior to the effective time of the merger:

•	by mutual consent of Ashland, Merger Sub and Hercules, in writing by action of their boards of directors;

•	by either Ashland or Hercules if:

•

the merger has not been completed on or before March 31, 2009, unless the principal cause of the failure of the effective time of merger to occur by that date is a failure to perform any covenant or obligation or whose willful breach of the merger agreement by the party seeking to terminate the merger agreement;

•

a temporary restraining order or preliminary or permanent injunction or other order enjoins or prohibits the merger, and such order becomes final and non-appealable, except that the party seeking to terminate the merger agreement must have used its reasonable best efforts to remove the prohibition; or

•	the Hercules shareholders fail to adopt the merger agreement at the special meeting or any adjournment of the special meeting;

•

by Ashland or Hercules if the other party has breached or failed to perform certain of its representations, warranties, covenants or agreements in the merger agreement which breach or failure to perform (a) would give rise to the failure of a condition regarding representations, warranties and performance of obligations, and (b) cannot be or has not been cured by the breaching party within 30 calendar days after the giving of written notice by the other party; or

•

by Ashland if, prior to the adoption of the merger agreement by Hercules shareholders, the Hercules board of directors has (a) recommended, adopted or approved or publicly proposed to recommend, adopt or approve a takeover proposal, or (b) withdrawn, modified or qualified in a manner adverse to Ashland its recommendation of the merger or failed to publicly reaffirm its adoption and recommendation of the merger agreement within ten calendar days following the written request to do so by Ashland; or

•	by Hercules if:

•

at any time following Hercules shareholder approval, (a) the percentage decline in the average of the closing prices of Ashland common stock, as reported on the NYSE Composite Tape, for any five-trading-day period is greater than 20% as measured against the Ashland common stock closing price on the day preceding the Hercules shareholder meeting and (b) the percentage decline during the same five-trading-day period of the Ashland common stock closing price is 20% or more than the percentage decline of Standard & Poor’s 500 Index (e.g., if Standard & Poor’s 500 Index declines by 10% during a five-trading-day period, then the Ashland common stock closing price must decline by at least 30% during that same time frame);

•

prior to the receipt of Hercules shareholder approval, the Hercules board receives a superior takeover proposal and in light of such proposal, the Hercules board determines in good faith, after consultation with outside counsel, that the failure to withdraw or modify the merger agreement would be inconsistent with the board’s fiduciary duties and the Hercules board concurrently approves and Hercules concurrently enters into, a definitive agreement providing for the implementation of such superior takeover proposal;

•

the conditions to closing are otherwise satisfied, and Ashland does not satisfy its condition to deposit certificates and cash with the exchange agent in an amount sufficient to pay the merger consideration within five business days after notice by Hercules to Ashland that certain other conditions are satisfied;

•

if Ashland breaches or fails to perform in any material respect its representations and warranties in relation to financing that would give rise to the failure of a closing condition and has not been cured within 30 calendar days after giving written notice to Ashland of such breach or failure; or

•

after the Hercules shareholder approval is obtained, Ashland advises Hercules that it cannot deliver its officers’ certificate because, since the date of the merger agreement, there has been an event that is having or would be expected to have a material adverse effect on Ashland.

Effect of Termination

If the merger agreement is terminated as described in “—Termination” above, the agreement will be void, and there will be no liability or obligation of any party except that:

•

each party will remain liable for its willful or intentional breach of any of the representations, warranties or covenants of the merger agreement (subject to the express limitations set forth in the agreement), and any action for fraud; and

•

designated provisions of the merger agreement, including the confidential treatment of information and the allocation of fees and expenses, including, if applicable, the termination fees described below, will survive termination.

Termination Fees and Expenses

A termination fee of $77.5 million may be paid by Hercules or Ashland to the other party in certain termination situations. Hercules will pay Ashland $77.5 million in termination fees, by wire transfer on the fifth business day following the date of termination of the merger agreement, if:

•

Ashland terminates the merger agreement prior to the receipt of Hercules shareholder approval and either the Hercules board of directors has (a) recommended, adopted or approved or publicly proposed to recommend, adopt or approve a takeover proposal, or (b) withdrawn, modified or qualified in a manner adverse to Ashland its recommendation of the merger or failed to publicly reaffirm its adoption and recommendation of the merger agreement within ten calendar days following the written request to do so by Ashland;

•

prior to the Hercules shareholder meeting, (a) any person makes a takeover proposal that is not withdrawn, (b) the merger agreement is terminated because the merger was not completed by March 31, 2009, Hercules shareholder approval is not obtained at the meeting or Hercules breaches or fails to perform in any material respect its merger agreement representations, warranties or covenants, and (c) within 18 months of such termination, Hercules enters into a definitive agreement to consummate the takeover proposal; or

•

Hercules terminates the merger agreement because, prior to the receipt of Hercules shareholder approval, the Hercules board receives a superior takeover proposal and in light of such proposal, the Hercules board determines in good faith, after consultation with outside counsel, that the failure to withdraw or modify the merger agreement would be inconsistent with the board’s fiduciary duties and the Hercules board concurrently approves and Hercules concurrently enters into, a definitive agreement providing for the implementation of such superior takeover proposal.

Such termination fee to be paid by Hercules will be paid on the date of the first to occur of the events referred to in the second bullet above. Further, if both subparts (a) and (b) of the second bullet occur, regardless of the occurrence of subpart (c), then Hercules will pay Ashland all documented fees and expenses of Ashland incurred in connection with the preparation and performance of the merger agreement and related transactions and financing, including fees and expenses of financial advisors, outside legal counsel, accountants, experts and consultants, up to a maximum of $12.5 million, paid by wire transfer on the fifth business day following the receipt of invoice. If subsequent to such payment by Hercules of Ashland expenses, Hercules enters into a definitive agreement to consummate a takeover proposal, then Hercules will pay to Ashland the excess of the termination fee minus such expenses. For purposes of determining whether the remainder of the termination fee is payable under the circumstances described in the previous sentence, the term takeover proposal has the meaning described under “—No Solicitation,” except that the references to “20%” in the definition of takeover proposal will be deemed to be references to “50%.”

Conversely, Ashland will pay Hercules a $77.5 million termination fee (which we refer to as the “Financing Failure Fee”) if specified conditions to closing are met or waived and Ashland is unable to effect the merger closing due to a failure to receive the financing proceeds or any alternate financing, or the merger agreement is terminated because Ashland breaches or fails to perform in any material respect its representations and warranties or covenants (and fails to cure such representations, warranties or covenants upon notice) with respect to financing. Such fee will be paid in immediately available funds within five business days after the termination of the merger agreement. Hercules is entitled to receive the Financing Failure Fee only if Hercules has not breached its obligations to assist Ashland in obtaining the financing and the mutual conditions to closing have been otherwise waived or satisfied. Hercules agreed in the merger agreement that, if the Financing Failure Fee is paid, in no event will Hercules seek to recover any other money damages or seek any other remedy (including specific performance) from Ashland, Merger Sub or their respective affiliates, or Bank of America or Scotiabank, with respect to the merger, regardless of whether such monetary damages or other remedies are based on a claim in law or equity, and all such claims were waived by Hercules in the merger agreement.

Public Announcements

Ashland and Hercules have agreed to consult with each other before issuing, and provide each other reasonable opportunity to review and comment upon, any press release or other public statements with respect to the merger and the other transactions contemplated by the merger agreement and have also agreed not to issue any such press release or make any public statement prior to such consultation, except as may be required by applicable law or by obligations pursuant to any listing agreement with any national securities exchange.

Stock Exchange Listing

Ashland agreed to use its reasonable best efforts to cause the shares of Ashland common stock to be issued in the merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the closing of the merger. Such NYSE listing approval was granted as of September 26, 2008.

Section 16 Matters

Ashland and Hercules have agreed to cause, prior to the closing of the merger, any dispositions of Hercules common stock or acquisitions of Ashland common stock resulting from the merger by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Hercules to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Certain Tax Matters

Hercules and Ashland shall cooperate in the preparation, execution and filing of all tax returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, and transfer, recording, registration and other fees and similar taxes which become payable in connection with the merger that are required or permitted to be filed on or before the consummation of the merger. Each of Hercules and Ashland shall pay, without deduction from any amount payable to holders of Hercules common stock and without reimbursement from the other party, any such taxes or fees imposed on it by any governmental entity, which becomes payable in connection with the merger.

Shareholder Meeting

Hercules is required, as promptly as practicable after this registration statement on Form S-4 is declared effective under the Securities Act, to duly call, give notice of, and hold a shareholder meeting to consider the merger agreement.

Management of Hercules After the Merger

At the effective time, the directors and officers of Merger Sub will become, respectively, the directors and officers of Hercules.

Amendment and Waiver

Amendment. The merger agreement may be amended solely by an instrument in writing signed on behalf of the parties, either before or after the Hercules shareholders have adopted the merger agreement. However, following such adoption of the merger agreement by the Hercules shareholders, no amendment may be made that by law requires further approval of Hercules shareholders, unless the required approval is obtained.

No amendments may be made after the effective time of the merger.

Waiver. At any time prior to the effective time of the merger, the parties to the merger may:

•	extend the time of performance of any of the obligations or other acts of the other parties;

•	to the extent permitted by law, waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered pursuant to the merger agreement; or

•	to the extent permitted by law, waive compliance with any of the agreements or conditions contained in the merger agreement.

Any agreement on the part of either party to any extension or waiver is valid only if it is set forth in an instrument in writing signed by that party. The failure of any party to the merger agreement to assert any of its rights under the merger agreement or otherwise does not constitute a waiver of those rights.

COMPARATIVE RIGHTS OF ASHLAND SHAREHOLDERS AND HERCULES SHAREHOLDERS

The rights of Ashland shareholders are currently governed by the Kentucky Business Corporation Act, or the KBCA, and the third restated articles of incorporation and the amended and restated by-laws of Ashland, which we refer to as the articles of incorporation and by-laws of Ashland. The rights of Hercules shareholders are currently governed by the Delaware General Corporation Law, or the DGCL, and the restated certificate of incorporation and amended and restated by-laws of Hercules, which we refer to as the certificate of incorporation and by-laws of Hercules.

This section of the proxy statement/prospectus describes the material differences between the rights of Ashland shareholders and Hercules shareholders.

This section does not include a complete description of all differences between the rights of Ashland shareholders and Hercules shareholders, nor does it include a complete description of the specific rights of these shareholders.

You are encouraged to read carefully the relevant provisions of the KBCA and the DGCL, as well as the articles of incorporation and by-laws of Ashland and the certificate of incorporation and by-laws of Hercules. Copies of the articles of incorporation and by-laws of Ashland and the certificate of incorporation and by-laws of Hercules are filed as exhibits to the reports of Ashland and Hercules incorporated by reference in this proxy statement/prospectus. See “Incorporation by Reference” beginning on page 117.

Capitalization

Ashland	Hercules

The authorized capital stock of Ashland currently consists of 200,000,000 shares of common stock, par value $0.01 per share, and 30,000,000 shares of cumulative preferred stock, no par value, which can be issued, from time to time, in one or more series, by resolution of the board of directors.	The authorized capital stock of Hercules currently consists of 300,000,000 shares of common stock, of no par value, and 2,000,000 shares of preferred stock, of no par value. All of the Hercules preferred shares are available for future issuance in one or more series to be designated by the board of directors.

Voting Rights of Shareholders

Ashland	Hercules

Unless otherwise provided in a resolution by the board of directors, the holders of preferred stock are entitled to one vote for each share of preferred stock held by them on all matters properly presented to shareholders, the holders of common stock and the holders of all series of preferred stock voting together as one class.

Each outstanding share of Ashland common stock is entitled to one vote on each matter properly presented to shareholders.

Unless otherwise provided in a resolution by the board of directors, each outstanding share of Hercules common and preferred stock is entitled to one vote on all matters submitted to a vote of shareholders.

Size of the Board of Directors

Ashland	Hercules

The board of directors must have at least one director. Ashland’s by-laws state that the exact number of directors is to be determined by a resolution adopted by a majority of the board of directors. A vote of the shareholders is required to increase or decrease by more than 30% the number of directors from that number last fixed by shareholders. The current size of the Ashland board of directors is eleven.	Hercules’ certificate of incorporation and by-laws provide for a minimum of seven and a maximum of 18 directors, with the number of directors within this range determined by the Hercules board of directors from time to time. The current size of the Hercules board of directors is ten.

Classification of the Board

Ashland	Hercules

Ashland’s articles of incorporation divide the board of directors into three classes of directors, with each class consisting, as nearly as possible, of one-third of the total number of the directors and serving a three-year term. The term of office of one class expires each year. If the number of directors is changed, the Ashland board of directors apportions any newly created directorships or any decrease in directorships among the classes in order to make all classes as nearly equal in number as possible.

In 2007, Hercules shareholders approved amendments to its certificate of incorporation and by-laws for a three-year process to declassify its board from three classes to one class, beginning in 2008.

Accordingly, at the Hercules 2008 Annual Meeting of Shareholders, the successors of the directors whose terms expired at the meeting were elected for a term expiring at the 2009 Annual Meeting of Shareholders; at the 2009 Annual Meeting of Shareholders, the successors of the directors whose terms expire at that meeting shall be elected for a term expiring at the 2010 Annual Meeting of Shareholders; and at each annual meeting of shareholders thereafter, all directors shall be elected for terms expiring at the next annual meeting of shareholders.

Vacancies on the Board

Ashland	Hercules

Ashland’s articles of incorporation and by-laws provide that, subject to the rights of any preferred stock then outstanding, any vacancy occurring on the board of directors (including a vacancy resulting from an increase in the number of directors or the removal of a director) may be filled only by the affirmative vote of a majority of the directors then in office, whether or not a quorum, or by a sole remaining director. This vacancy-filling director holds office for the remainder of the full term of the class of directors in which the vacancy occurred and until the director’s successor is elected and qualified.

Under the KBCA, a vacancy may, in the case of a resignation, be filled before the vacancy occurs. However, the director may not take office until the vacancy occurs.

Hercules’ certificate of incorporation and by-laws provide that, subject to the rights of any preferred stock then outstanding, any vacancy occurring on the board of directors for any reason (including any newly created directorships resulting from any increase in the authorized number of directors) may be filled by the board of directors, acting by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. Any directors so chosen will hold office for the remainder of the full term of the class of directors in which the vacancy occurred and until their respective successors are duly elected and qualified or until their earlier resignation or removal.

In addition, under the DGCL, if, at the time of the filling of any vacancy or newly created directorship,

the directors in office constitute less than a majority of the whole board of directors (as constituted immediately before any such increase), the Delaware Court of Chancery may, upon application of any shareholder or shareholders holding at least ten percent of the total number of outstanding shares entitled to vote for such directors, summarily order an election to fill any such vacancy or newly created directorship, or replace the directors chosen by the directors then in office.

Removal of Directors

Ashland	Hercules

Under the KBCA, a director may be removed with or without cause (unless the articles of incorporation provide that directors may be removed only with cause) if the number of votes cast to remove the director exceeds the number of votes cast not to remove the director.

Ashland’s articles of incorporation increase the vote required to remove a director without “cause.” Removal of a director without cause requires the affirmative vote of the holders of at least 80% of the voting power of the then outstanding voting stock of Ashland, voting together as a single class. Ashland’s articles of incorporation and by-laws define “cause” as the willful and continuous failure of a director to substantially perform such director’s duties to Ashland (other than any failure resulting from incapacity due to physical or mental illness) or the willful engagement by a director in gross misconduct materially and demonstrably injurious to Ashland.

Additionally, the KBCA provides that a director may be removed by the shareholders only at a meeting called for that purpose. The meeting notice must state that removal is the purpose, or one of the purposes, of the meeting.

Generally under the DGCL, a director may be removed with or without cause by the affirmative vote of holders of a majority of the shares then entitled to vote at an election of directors.

Hercules’ by-laws state that, subject to the rights of any preferred stock outstanding, any director may be removed only for cause and only by the affirmative vote of the holders of record of 80% of the combined voting power of the then issued and outstanding shares of the stock entitled to vote generally in the election of directors, voting together as a single class.

Notice of Shareholders’ Meetings

Ashland	Hercules

Both the KBCA and Ashland’s by-laws require notice to shareholders of the date, time, and place of each annual and special shareholders’ meeting at least ten days, but no more than 60 days, before the meeting date. Notice of a special meeting must also state the purpose for which the meeting is being called.

Unless the KBCA or the articles of incorporation require otherwise, a Kentucky corporation is required to give notice only to shareholders entitled to vote at the meeting.

The DGCL requires notice to shareholders of the place (if any), date, and hour, and means of remote communication, if any, of each annual and special shareholders’ meeting at least 10 days, but no more than 60 days, before the meeting date. In the case of a special meeting, the notice must also state the purpose or purposes for which the meeting is called. However, notice of a shareholders’ meeting to vote upon a merger or a sale of all or substantially all of the corporation’s assets, must be delivered at least 20 days before the meeting date.

Hercules’ by-laws provide that, unless otherwise provided under a statute, written notice of the place, date, hour and means of remote communication, if any and, in the case of a special meeting, purposes of a meeting of shareholders must be given not less than ten nor more than 50 days before the date of the meeting, either personally or by mail, to each shareholder of record entitled to vote at the meeting. Moreover, this notice may be sent electronically.

Ability to Call Special Meetings of Shareholders

Ashland	Hercules

Under the KBCA, a special meeting of shareholders may be called by a majority of the members of the board of directors, any person or persons authorized to do so by the corporation’s articles of incorporation or by-laws or by written request to the secretary by holders of not less than 33 1/3% of all the shares entitled to vote at such meeting. Such written request should include the following: (i) the action to be taken and the reasons for it; (ii) the name and address of the holders to propose the action; (iii) a representation that each is a holder of record of Ashland stock entitled to vote at such meeting and intends to appear in person or by proxy at such meeting to propose the action; (iv) any material interest of any shareholder in such action; and (v) if the action includes a proposal to amend the articles of incorporation or by-laws, such amendment language. In addition, Ashland’s by-laws state that the chairman of the board and the president may also call a special meeting.

Under the DGCL, a special meeting of shareholders may be called by the board of directors or by any person or persons authorized by the certificate of incorporation or the by-laws.

Hercules’ by-laws provide that special meetings of the shareholders, for any purpose or purposes, may be called by the chairman of the board, the chief executive officer, the president or a majority of the board of directors.

Action by Written Consent of Shareholders

Ashland	Hercules

Under the KBCA, any action required or permitted to be taken at a meeting of shareholders may be taken without a meeting, and without prior notice (except as noted below), if one or more written consents describing the action taken is signed by all of the shareholders entitled to vote on the action. If the KBCA requires that notice of the proposed action be given to nonvoting shareholders and the action is to be taken by consent of voting shareholders, the corporation must give its nonvoting shareholders written notice of the proposed action at least 10 days before the action is taken.	Hercules’ certificate of incorporation and by-laws expressly limit action by written consent of shareholders by stating that, except as otherwise provided in the certificate of incorporation, any action required or permitted to be taken by the shareholders of Hercules must be effected at a duly called annual or special meeting of such shareholders and may not be effected by any consent in writing by such holders. The certificate of incorporation states that, with the written assent of two-thirds of its outstanding stock (or pursuant to the affirmative vote at any meeting) the board of directors may (i) sell, convey, assign, transfer or otherwise dispose of, the property, assets, rights and privileges of Hercules, as an entirety, for such consideration and on such terms as they may determine and (ii) increase the common stock outstanding.

Shareholder Proposals

Ashland	Hercules

Ashland’s by-laws state that, in order for business to be brought before an annual meeting by a shareholder, the shareholder must give written notice to the secretary of the proposed matter no later than 90 days in advance of such meeting; provided, however, if the annual meeting of the shareholders is held earlier than the last Thursday in January, the notice must be given within ten days after the first public disclosure of the date of the annual meeting.

The notice must set forth the following:

•     a brief description of the business to be brought before the meeting and the reasons for such business at the meeting and in the event that such business includes a proposal to amend either the articles of incorporation or the by-laws, the language of the proposed amendment,

Hercules’ by-laws and certificate of incorporation and the DGCL are silent regarding shareholder proposals.

•     the name and address of the shareholder proposing such business,

•     a representation that the shareholder is a holder of record of Ashland stock entitled to vote at the meeting and intends to appear in person or by proxy at the meeting,

•     any material interest of the shareholder in such business, and

•     a representation as to whether or not the shareholder will solicit proxies in support of the proposal.

Director Nominations by Shareholders

Ashland	Hercules

Ashland’s by-laws provide that any shareholder entitled to vote for the election of directors may nominate a director. In order for a shareholder to nominate a director for election, the shareholder must give timely written notice to the secretary of Ashland.

The notice must be delivered to, or mailed and received at, Ashland’s principal office:

•     with respect to an annual meeting, no later than 90 days in advance of such meeting (provided that if the annual meeting of the shareholders is held earlier than the last Thursday in January, the notice must be given within 10 days after the first public disclosure of the date of the annual meeting), and

Both the DGCL and Hercules’ by-laws are silent as to a shareholder’s ability to nominate a director. In its proxy statement for its 2008 annual meeting of shareholders, Hercules provided that a shareholder may recommend any person as a nominee for director for consideration by the Governance Committee by submitting the name and supporting information in writing to the Governance Committee. The documentation should include the following: (i) the name, residence and business address of the nominating shareholder; (ii) a representation that the shareholder is a record holder of Hercules stock and the number of shares held; (iii) information regarding each nominee which would be required to be disclosed in the proxy; (iv) a description of any arrangements or understandings between the shareholder and nominee; and (v) the written consent of each nominee to serve as director, if elected.

• with respect to a special meeting, the close of business on the seventh day following the date on which notice of such meeting is first given to shareholders.

The notice must set forth the following information:

•     the name and address of the shareholder who intends to make the nomination and of the person to be nominated,

•     a representation that the nominating shareholder is a shareholder of record of Ashland entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person specified in the notice,

•     a description of all arrangements or understandings between the shareholder and each nominee and any other named person or persons pursuant to which the nomination is to be made by the shareholder,

•     such other information regarding each nominee proposed by such shareholder as would have been required to be included in Ashland’s proxy statement had each nominee been nominated, or intended to be nominated by the board,

•     the consent of each nominee to serve as director of Ashland if so elected, and

•     a representation as to whether or not the shareholder will solicit proxies in support of the shareholder’s nominee(s).

Dividends

Ashland	Hercules

The KBCA permits a corporation to declare and pay dividends and make other distributions to shareholders, unless after giving effect to the distribution:

•     the corporation would be unable to pay its debts as they became due in the usual course of business, or

•     the corporation’s total assets would be less than the sum of its total liabilities plus, unless the articles of incorporation permit otherwise, the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

Subject to any restrictions in the certificate of incorporation, the DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors. The capital of the corporation cannot be less than the aggregate par value of all issued shares of capital stock. Net assets equals total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Accordingly, Ashland’s articles of incorporation state that subject to the preferential rights of preferred shareholders, such dividends (either in cash, shares of common stock, shares of preferred stock or otherwise) as may be determined by the board of directors may be declared and paid on common stock from time to time, in accordance with the KBCA.	Hercules’ certificate of incorporation gives directors authority over the dividend rate, conditions, dates upon which such dividends shall be payable, whether such dividends shall be cumulative or non-cumulative, and preferences on which dividends may be issued, and the method of payment, whether cash or property, used to pay the dividend.

Amendment to Charter Documents

Ashland	Hercules

The KBCA provides that unless the articles of incorporation provide otherwise, a corporation’s board of directors may adopt the following amendments to its articles of incorporation without shareholder action:

(1)    to extend the duration of the corporation;

(2)    to delete the names and addresses of the initial directors;

(3)    to delete the name and address of the initial registered agent or registered office;

(4)    to delete the mailing address of the corporation’s initial principal office;

(5)    to change each issued and unissued authorized share of an outstanding class into a greater number of whole shares if the corporation has only shares of that class outstanding; or

(6)    to change the corporate name by substituting the word “corporation,” “incorporated,” “company,” “limited,” or the abbreviation “corp.,” “inc.,” “co.,” or “ltd.,” for a similar word or abbreviation in the name, or by adding, deleting, or changing a geographical attribution for the name.

The DGCL provides that amendments to the certificate of incorporation require an affirmative vote of a majority of the voting power of the outstanding stock entitled to vote thereon and a majority of the voting power of the outstanding stock of each class entitled to vote thereon separately as a class. However, a corporation’s certificate of incorporation may provide for a greater vote.

Hercules’ certificate of incorporation calls for an affirmative vote of holders of at least 80% of the voting power of all shares of capital stock entitled to vote generally in the election of directors, voting together as a single class, to alter, amend, repeal or adopt any provision inconsistent with the structure of the board of directors (number, election, term, removal or vacancy) or regarding business combinations.

The KBCA also states that the board of directors may propose one or more amendments for shareholder approval and may condition its submission of a proposed amendment to the shareholders of the corporation on any basis. Unless the articles of incorporation or the board of directors requires a greater vote, generally an amendment will be adopted if it is approved by a majority of the votes cast by each voting group entitled to vote on the amendment and, if the amendment will create dissenters’ rights with respect to a voting group, by a majority of the votes entitled to be cast by the voting group.

Ashland’s articles of incorporation impose increased voting requirements for certain types of amendments.

If any shares of preferred stock are outstanding, the affirmative vote or consent of the holders of at least 66 2/3% of the number of shares of preferred stock outstanding at the time, voting as a class without regard to series, is required to (i) create any class of stock ranking prior to the preferred stock as to dividends or liquidation or increase the authorized number of shares of such class; (ii) alter or change any of the provisions of the articles in a way that adversely affects the relative rights and preferences of the preferred stock (this is also true of any series of preferred stock, in which case the holders vote separately as a series); or (iii) increase the authorized number of shares of preferred stock.

The affirmative vote of holders of shares representing not less than 80% of the votes entitled to be cast by the voting stock is required to alter, amend or adopt any provision inconsistent with or repeal the provisions regarding (i) this 80% voting requirement, (ii) the board size, vacancies and the terms of office and removal of directors, and (iii) the procedures for adopting, amending, altering or repealing the by-laws.

The affirmative vote of holders of shares representing (1) not less than 80% of the votes entitled to be cast by the voting stock voting together as a single class and (2) not less than 66 2/3% of the votes entitled to be cast by the voting stock not beneficially owned, directly or indirectly, by any interested shareholder voting together as a single class is required to amend, repeal, or adopt any provisions inconsistent with the provisions restricting certain business combinations with interested shareholders.

Amendment to By-laws

Ashland	Hercules

Under the KBCA, a corporation’s board of directors may amend or repeal by-laws, except to the extent that the articles of incorporation or the KBCA reserve the power exclusively to the shareholders. Under the KBCA, a bylaw provision originally adopted by the shareholders that fixes a greater quorum or voting requirement for the board of directors may only be amended or repealed by the shareholders.

Ashland’s articles of incorporation authorize the board of directors to adopt by-laws concerning the conduct of the affairs of the corporation and the conduct of, and matters considered at, meetings of shareholders, including special meetings. The board may also alter, amend or repeal the by-laws, except the by-laws may not be amended by a committee of the board.

Under the DGCL, the power to adopt, alter and repeal by-laws is vested in the shareholders, except to the extent that a corporation’s certificate of incorporation vests concurrent power in the board of directors.

Hercules’ certificate of incorporation states that the by-laws of Hercules may be altered, amended or repealed by the board of directors (except so far as the by-laws provide otherwise). Hercules’ by-laws state that the by-laws may be adopted, amended or repealed by a vote of the holders of a majority of the Hercules common stock or by the board of directors, unless provided otherwise by the certificate of incorporation or the by-laws. Any by-laws adopted or amended by the board of directors may be amended or repealed by the directors or shareholders entitled to vote.

Ashland’s articles of incorporation require the affirmative vote of the holders of at least 80% of the voting power of Ashland’s then outstanding voting stock, voting as a single class, to amend, alter or repeal any provision of the bylaws.	Notwithstanding the foregoing, Sections 2 (special meetings) and 11 (shareholder action) of Article I and Sections 1 (number of board of directors) and 2 (election and term of board of directors) of Article II of the by-laws shall not be altered, amended or repealed and no provision inconsistent therewith shall be adopted without the affirmative vote of the holders of at least 80% of the voting power of all the shares of Hercules entitled to vote generally in the election of directors, voting together as a single class.

Mergers and Share Exchanges

Ashland	Hercules

Under the KBCA, specified actions such as mergers, share exchanges and sales of all or substantially all of a corporation’s assets not in the ordinary course of business, must be proposed by the board of directors and, unless the KBCA, the corporation’s articles of incorporation or the board of directors requires a greater vote, approved by each voting group entitled to vote separately on the transaction by a majority of the votes entitled to be cast on the transaction by that voting group.

However, the KBCA generally does not require that a merger be approved by the shareholders of the corporation surviving the merger if (i) the articles of incorporation of the surviving corporation will not differ from its articles before the merger; (ii) each shareholder of the surviving corporation will hold the same number of shares after the merger as before; and (iii) the number of voting and participating shares outstanding immediately after the merger, plus the number of shares issuable as a result of the merger will not exceed by more than 20% the total number of voting and participating shares of the surviving corporation outstanding immediately prior to the merger. Both the KBCA and Ashland’s articles of incorporation impose additional requirements in connection with certain business combinations with an interested shareholder (one holding 10% or more of the voting power of Ashland), as described in this chart below under “Anti-Takeover Statutes and Charter Provisions.”

Under the DGCL, a merger, consolidation or sale of all or substantially all of a corporation’s assets must be approved by the board of directors and by a majority of the outstanding stock of the corporation entitled to vote thereon. However, no vote of shareholders of a constituent corporation surviving a merger is required, unless the corporation provides otherwise in its certificate of incorporation, if:

•     the merger agreement does not amend the certificate of incorporation of the constituent corporation,

•     each share of stock of the constituent corporation outstanding before the merger is an identical outstanding or treasury share of the surviving corporation after the merger, and

•     either no shares of common stock of the surviving corporation are to be issued or delivered pursuant to the merger or the authorized unissued shares or treasury shares of the surviving corporation to be issued do not exceed 20% of the shares of common stock of such constituent corporation outstanding immediately prior to the effective time of the merger.

The certificate of incorporation of Hercules requires an 80% shareholder vote for certain business combinations, including (i) any merger or consolidation of Hercules with an interested shareholder (one who owns 10% or more of the voting power of Hercules); (ii) any sale, lease, exchange or other disposition to or with any interested shareholder having an aggregate fair market value of $100 million or more; (iii) the issuance or transfer by Hercules of any securities to any interested shareholder in exchange for cash, securities or other property having an aggregate fair value of $100 million or more; (iv) the adoption of any plan or proposal for the liquidation or dissolution of Hercules proposed by an interested shareholder; or (v) any reclassification of securities or recapitalization, or merger or consolidation or other transaction that has the effect of increasing the proportionate share of the outstanding shares of any class of equity security owned by an interested shareholder.

Appraisal Rights

Ashland	Hercules

Under the KBCA, a shareholder is entitled to dissent from, and obtain payment of the fair value of his or her shares in the event of consummation of a plan of merger, plan of share exchange, a sale of all or substantially all of the corporation’s assets, a plan of conversion, an amendment to the articles of incorporation that materially and adversely affects the shareholder’s rights, certain business combinations, or any action which results in the entitlement to dissenter’s rights pursuant to the articles of incorporation, by-laws or board resolution.

A shareholder entitled to dissent and obtain payment for his or her shares under the KBCA shall not challenge the corporate action creating his or her entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

If proposed corporate action creating dissenters’ rights is submitted to a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights and the corporation must undertake to provide a copy of the statutes governing the shareholder’s dissenter rights to any shareholder entitled to vote at the shareholders’ meeting upon request of that shareholder. Before the vote is taken, a shareholder who wishes to assert dissenters’ rights must deliver to the corporation a written notice of intent to demand payment for his or her shares if the action is effectuated and the shareholder must not vote the shareholder’s shares in favor of the proposed action.

If corporate action creating dissenters’ rights is taken without a vote of shareholders, the corporation must notify in writing all shareholders entitled to assert dissenters’ rights that the action was taken and send them the dissenters’ notice no later than ten days after the proposed action was authorized.

The DGCL provides shareholders of a corporation involved in a merger the right to demand and receive payment in cash of the fair value of their stock in certain mergers if the shareholder continuously holds such shares through the effective date of the merger and has neither voted in favor of the merger nor consented thereto in writing. As a general matter, appraisal rights are not available with respect to shares:

•     listed on a national securities exchange, or

•     held of record by more than 2,000 shareholders,

unless holders of shares are required to accept in the merger anything other than any combination of:

•     shares of stock of the surviving corporation in the merger or depository receipts in respect thereof,

•     shares of stock (or depository receipts in respect thereof) of another corporation that, at the effective date of the merger, will be:

•     listed on a national securities exchange, or

•     held of record by more than 2,000 holders,

•     cash instead of fractional shares of stock or fractional depository receipts received, and

•     any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs.

The shareholder then has a duty to demand payment within the requisite time stated in the dissenters’ notice. The shareholder who demands payment and deposits his, her or its share certificates shall retain all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

Under the DGCL, appraisal rights may be perfected by the following methods:

(i) if the proposed merger is submitted to a shareholder meeting for approval, then the company must notify each applicable shareholder that appraisal rights are available at least 20 days prior to the meeting. Each shareholder electing to demand appraisal shall deliver a written demand prior to the merger vote; or

(ii) if the proposed merger does not go to a shareholder meeting, then either the constituent corporation before the merger or the surviving corporation within 10 days thereafter will notify each shareholder of his or her appraisal rights. Each shareholder may then demand appraisal in writing within 20 days.

Anti-takeover Statutes and Charter Provisions

Ashland	Hercules

The KBCA generally prohibits certain business combinations by a corporation or a subsidiary with an interested shareholder (generally defined as a beneficial owner of 10% or more of the voting power of the corporation’s outstanding voting shares) for a period of five years after the date the interested shareholder becomes an interested shareholder, unless the business combination was approved by a majority of the independent members of the board of directors of the corporation before the date the interested shareholder became an interested shareholder. In addition, the KBCA requires that, absent an exemption, certain business combinations by a corporation or a subsidiary with an interested shareholder must either be approved by a majority of the independent members of the board of directors of the corporation or by the affirmative vote of at least (1) 80% of the votes entitled to be cast by the corporation’s voting stock and (2) 66 2/3% of the votes entitled to be cast by holders of such voting stock other than voting stock owned by the interested shareholder, its affiliates and associates.

The shareholder transactions constituting a “business combination” and subject to these special requirements generally include (i) mergers or consolidations by a corporation or a subsidiary with an interested shareholder, or with any other corporation which is, or after the merger or consolidation will be, an affiliate of the interested shareholder; (ii) any sale, lease, transfer or other disposition or issuance or transfer of equity

Section 203 of the DGCL generally prohibits certain “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested shareholder who beneficially owns 15% or more of a corporation’s voting stock, within three years after the person or entity becomes an interested shareholder, unless:

•     the board of directors of the corporation has approved, before the acquisition time, either the business combination or the transaction that resulted in the person becoming an interested shareholder,

•     upon consummation of the transaction that resulted in the person becoming an interested shareholder, the person owns at least 85% of the corporation’s voting stock (excluding shares owned by directors who are officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer), or

•     after the person or entity becomes an interested shareholder, the business combination is approved by the board of directors and authorized by the vote of at least two-thirds of the outstanding voting stock not owned by the interested shareholder.

securities within 12 months by a corporation or a subsidiary to an interested shareholder that represents an aggregate book value of 5% or more of the total market value of the outstanding stock of the corporation; (iii) adoption of any plan or proposal for liquidation or dissolution by a corporation or a subsidiary in which an interested shareholder will receive anything other than cash; or (iv) any reclassification, merger or consolidation of a corporation with any subsidiary, which has the effect of increasing by 5% or more the proportionate amount of the outstanding shares of any class of the corporation’s or a subsidiary’s equity securities owned by an interested shareholder.

Ashland’s articles of incorporation also require that such business combinations must be approved by at least (1) 80% of the votes entitled to be cast by Ashland’s voting stock and (2) 66 2/3% of the votes entitled to be cast by holders of such voting stock other than voting stock owned by the interested shareholder, its affiliates and associates unless:

•     a majority of Ashland’s directors who are not affiliates or associates of the interested shareholder and who were in office before the interested shareholder became an interested shareholder (or were recommended or elected by a majority of such directors) approve the transaction; or

•     the shareholders of Ashland receive in the business combination a “fair price” based on market value and/or prices previously paid by the interested shareholder, as measured on certain designated dates; there has been no reduction in or failure to pay dividends to Ashland’s shareholders after the interested shareholder became an interested shareholder and prior to the business combination; and after becoming an interested shareholder, the interested shareholder did not receive the benefit of any loans or other financial assistance from Ashland.

These restrictions on interested shareholders do not apply under some circumstances, including if the corporation’s original certificate of incorporation contains a provision expressly electing not to be governed by the Delaware statute regulating business combinations, or if the corporation, by action of its shareholders, adopts an amendment to its certificate of incorporation or by-laws expressly electing not to be governed by these provisions of the DGCL (and such amendment is duly approved by the shareholders entitled to vote thereon).

Section 203 of the DGCL is applicable to Hercules to the extent not modified by the certificate of incorporation. Article Ninth of Hercules’ certificate of incorporation deviates from some of the requirements of Section 203 by permitting certain business combinations upon the affirmative vote of at least 80% of the voting power of the then-outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class to approve certain “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested shareholder who beneficially owns 10% or more of a corporation’s voting stock, within two years after the person or entity becomes an interested shareholder. These supermajority provisions do not apply if:

•     a majority of the directors who are unaffiliated with the interested shareholder and who were in office before the interested shareholder became an interested shareholder (or were recommended or elected by a majority of such directors) approve the transaction; or

•     the shareholders in the business combination receive a “fair price” based on market value and/or prices previously paid by the interested shareholder, as measured on certain designated dates; there has been no failure to pay or reduction in dividends after such interested shareholder became an interested shareholder; after such interested shareholder became an interested shareholder, he or she has not received the benefit of any loans or other financial assistance from Hercules; and a proxy statement describing the proposed business combination has been mailed to shareholders at least 30 days prior to the business combination.

Duties of Directors

Ashland	Hercules

The KBCA requires a director to discharge such director’s duties as a director, including such director’s duties as a member of a committee, in good faith, on an informed basis and in a manner in which the director honestly believes is in the best interests of the corporation. A director is considered to discharge his or her duties on an informed basis if he or she makes, with the care an ordinarily prudent person in a like position would exercise under similar circumstances, inquiry into the business and affairs of the corporation, or into a particular action to be taken or decision to be made. In performing the director’s duties, unless a director has knowledge concerning the matter in question that makes reliance unwarranted, a director is entitled to rely on information, opinions, reports or statements, including financial statements and other financial data, if prepared or presented by:

•     one or more officers or employees of the corporation whom the director honestly believes to be reliable and competent in the matters presented,

•     legal counsel, public accountants or other persons as to matters that the director believes are within the professional or expert competence of that person, or

•     a committee of the board of which the director is not a member, which committee the director honestly believes to merit confidence.

There is no corresponding provision in the DGCL.

The Delaware standards of conduct for directors have developed through written opinions of the Delaware courts. Generally, directors of Delaware corporations are subject to a duty of loyalty and a duty of care. The duty of loyalty has been said to require directors to refrain from self-dealing. According to the Delaware Supreme Court, the duty of care requires “directors . . . in managing the corporate affairs .. . . to use that amount of care which ordinarily careful and prudent men would use in similar circumstances.” Later case law has established “gross negligence” as the test for breach of the standard for the duty of care in the process of decision-making by directors of Delaware corporations.

Limitations on Liability of Directors and Officers

Ashland	Hercules

The KBCA states that any action taken as a director, or failure to take an action, shall not be a basis for monetary damages or injunctive relief unless the director breaches or fails to perform the duties of a director as required by the KBCA and, in the case of monetary damages, breach or failure to perform constitutes willful misconduct or wanton or reckless disregard for the best interests of the corporation and shareholders. A person bringing an action for monetary damages against a director for a violation of the standards of a director’s conduct must prove the violation by clear and convincing evidence.

The articles of incorporation of Ashland include provisions eliminating the personal liability to Ashland and its shareholders of directors for monetary damages for any breach of their duties as directors to the extent permitted under Kentucky law.

The DGCL provides that a corporation may include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director. However, the provision may not eliminate or limit the liability of a director for:

•     breach of the duty of loyalty,

•     acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law,

•     unlawful payments of dividends, certain stock repurchases or redemptions, or

•     any transaction from which the director derived an improper personal benefit.

Hercules’ certificate of incorporation states that, to the fullest extent authorized or permitted by the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended, a director of Hercules shall not be liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director.

Indemnification of Directors and Officers

Ashland	Hercules

The KBCA provides that, unless limited by the articles of incorporation, a corporation shall indemnify any director or officer who is wholly successful in the defense of any proceeding to which the individual was a party because he or she is or was a director or officer of the corporation against reasonable expenses incurred in connection with the proceeding. The term “proceeding” includes any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal.

The KBCA permits a corporation to indemnify an individual who is made a party to a proceeding because the individual is or was a director or officer of the corporation as long as the individual:

•     conducted himself or herself in good faith,

•     reasonably believed, in the case of conduct in his or her official capacity with the corporation, that the conduct was in the best interest of the corporation or, in all other cases, was at least not opposed to its best interest, and

•     in a criminal proceeding, had no reasonable cause to believe that the conduct was unlawful.

The KBCA does not, however, permit indemnification in connection with a proceeding by or in the right of the corporation in which the director is held liable to the corporation or in connection with any other proceeding where the director or officer is adjudged to have received an improper personal benefit.

A determination that indemnification is permitted by the terms of the KBCA must first be made before a director or officer can be indemnified. This determination can be made:

•     by majority vote of a quorum of disinterested directors or, if a quorum cannot be obtained, by majority vote of a committee made up solely of two or more disinterested directors,

The DGCL provides that a corporation may indemnify any person who is made a party to any third-party action, suit or proceeding on account of being a director, officer, employee or agent of the corporation (or was serving at the request of the corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise) against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding through, among other things, a majority vote of a quorum consisting of directors who were not parties to the suit or proceeding or by a committee of such directors designated by majority vote of such directors, even though less than a quorum, if the person:

•     acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and

•     in a criminal proceeding, had reasonable cause to believe his or her conduct was lawful.

The DGCL also permits indemnification by a corporation under similar circumstances for expenses (including attorneys’ fees) actually and reasonably incurred by such persons in connection with the defense or settlement of a derivative action or suit, except that no indemnification may be made in respect of any claim, issue or matter as to which the person is adjudged to be liable to the corporation unless the Delaware Court of Chancery or the court in which the action or suit was brought determines upon application that the person is fairly and reasonably entitled to indemnity for the expenses which the court deems to be proper.

To the extent a director, officer, employee or agent is successful in the defense of such an action, suit or proceeding, the corporation is required by the DGCL to indemnify such person for reasonable expenses incurred thereby. Expenses (including attorneys’ fees)

•     by special legal counsel selected by the majority vote of a quorum of disinterested directors or by majority vote of a committee made up solely of two or more disinterested directors. If there are not two disinterested directors, then legal counsel can be selected by a majority vote of the full board of directors, or

•     by the shareholders, but shares owned by any director who is a party to the proceeding cannot be voted on the determination.

The indemnification and advancement of expenses provided in the KBCA are not exclusive of any rights provided in the corporation’s articles of incorporation or by-laws. In general, Ashland’s articles of incorporation permit, and its by-laws require, indemnification of any individual who was or is a party to any threatened, pending or completed claim, action, suit or proceeding by reason of his or her status as a director, officer or employee of Ashland or of another entity at Ashland’s request against any reasonable costs and expenses, judgments, fines or settlements paid by or imposed against the individual if the individual:

•     has been successful on the merits or otherwise with respect to such claim, action, suit or proceeding; or

•     acted in good faith, in what the person reasonably believed to be the best interests of Ashland or such other entity, as the case may be, and in addition, in any criminal action or proceeding, had no reasonable cause to believe that the person’s conduct was unlawful (as determined in accordance with the by-laws).

Ashland is required by the by-laws to advance expenses to a director, officer or employee, but the individual is obligated to repay the advances if it is ultimately determined that the individual is not entitled to indemnification; provided, however, that this obligation is subject to conditions. Ashland may require the director, officer or employee to sign a written instrument acknowledging the obligation to repay expenses as a condition to the advancement of the expenses. Ashland may also refuse to advance expenses or discontinue advancing expenses if it is determined by Ashland, in its sole and exclusive discretion, not to be in the best interest of Ashland.

incurred by such persons in defending any action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of that person to repay the amount if it is ultimately determined that that person is not entitled to be so indemnified.

Hercules’ certificate of incorporation requires Hercules to indemnify and hold harmless any person who is or was made, or threatened to be made, a party to any threatened, pending or completed action, suit or proceeding, by reason of the fact that such person is or was a director, officer or employee of Hercules, or at the request of Hercules, is or was serving as a director, officer or employee of any other corporation, or in a capacity with comparable authority or responsibilities for any partnership, joint venture, trust, employee benefit plan or other enterprise, against any and all expense, liability and loss, arising from judgments, fines, penalties, ERISA excise taxes, amounts paid in settlement and costs, charges and expenses reasonably incurred (including attorneys’ fees and disbursements).

Hercules’ certificate of incorporation also requires Hercules to reimburse or advance to any director or officer or other person entitled to indemnification the necessary funds for payment of expenses, including attorneys’ fees and disbursements, incurred in connection with any proceeding, in advance of the final disposition of such proceeding. Such expenses can only be paid in advance if the director, officer or other person makes an undertaking to Hercules to repay any advanced expenses if it is determined by final judicial decision with no right of appeal that the director, officer or person is not entitled to be indemnified for the expenses. The rights conferred upon indemnitees are considered contract rights that vest at the time of such person’s service to or at the request of Hercules and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee, trustee or agent and will inure to the benefit of such indemnitee’s heirs.

A person is not entitled to indemnification under Ashland’s by-laws in respect of any claim, action, suit or proceeding, initiated by such person or such person’s representative, or which involved the voluntary solicitation or intervention of such person or such person’s representative.

DESCRIPTION OF ASHLAND’S CAPITAL STOCK

The following description of Ashland’s capital stock is a summary and is qualified in its entirety by reference to Ashland’s articles of incorporation and by-laws, which are filed as exhibits to the reports of Ashland incorporated by reference in this proxy statement/prospectus, and by applicable law.

Ashland’s authorized capital consists of 200,000,000 common shares, $0.01 par value, and 30,000,000 shares of cumulative preferred stock, no par value, in one or more series. At August 31, 2008, 63,018,676 common shares were outstanding. At that date, no preferred shares of stock were outstanding.

Preferred stock

The Ashland board of directors can, without the approval of shareholders, issue one or more series of preferred shares. The board can also determine the rights, preferences and limitations of each series including the maximum number of shares in the series, voting rights, conversion rights, redemption rights, dividend rights, liquidation rights, any preferences over the common stock with respect to dividend or liquidation distributions, and the terms and conditions of issue.

Common stock

Ashland’s outstanding shares of common stock are listed on the NYSE under the symbol “ASH.” Ashland’s transfer agent and registrar for common stock is National City Bank.

Common shareholders receive dividends only when declared by the board of directors. If declared, dividends may be paid in cash, stock or other forms. If and when Ashland issues preferred stock, common shareholders may not receive dividends until Ashland has satisfied its obligations to the preferred shareholders.

All outstanding shares of common stock are fully paid and non-assessable. Any additional shares of common stock issued in connection with the merger would also be fully paid and non-assessable. There are no preemptive or other subscription rights, conversion rights or redemption or sinking fund provisions with respect to the shares of common stock.

Each share of common stock is entitled to one vote in the election of directors and other matters. Directors are currently elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present. However, on July 16, 2008, the Ashland board of directors voted to recommend to Ashland shareholders at the upcoming Ashland shareholders’ meeting in January 2009 that Ashland’s articles of incorporation be amended to require majority voting in the election of directors, rather than a plurality. The majority voting provision endorsed by Ashland’s directors would only apply in uncontested elections, and the plurality standard would still apply in contested elections. To be approved by Ashland shareholders at the January 2009 annual meeting, more votes must be cast in favor of the majority voting amendment to Ashland’s articles of incorporation than against it.

Common shareholders are not entitled to cumulative voting rights. Members of the Ashland board of directors serve three-year terms and such elections are staggered. Directors may be removed from office only for cause by the vote of at least 80% of the outstanding shares entitled to vote.

The quorum required at a shareholders’ meeting for consideration of any matter is a majority of the shares entitled to vote on that matter, represented in person or by proxy. If a quorum is present, action on a matter is approved if the votes cast in favor of the action exceed the votes cast against the action, except for the election of directors as described above. However, approval is required by 80% of the voting power of the outstanding common stock of Ashland, and 66 2/3% of the voting power other than voting stock beneficially owned by an interested shareholder who is a party to a business combination, in the case of major corporate actions such as:

•	the issuance or transfer of any equity securities which have an aggregate market value of 5% or more of the total market value of the outstanding stock of Ashland;

•	adoption of any plan for liquidation or dissolution, in which anything other than cash will be received by an interested shareholder;

•	any reclassification of securities, including any reverse stock split, recapitalization, merger or consolidation; or

•	the sale, lease, exchange or other disposition of all or substantially all of Ashland’s property, other than in the usual and regular course of business.

Anti-takeover effects

Certain provisions of the KBCA and Ashland’s articles of incorporation and by-laws could make it more difficult for shareholders to change the composition of the board of directors and may also have the effect of discouraging a change of control transaction or limiting the price that certain investors might be willing to pay in the future for Ashland’s common stock. These provisions include:

•

a provision found in Article IV of Ashland’s articles of incorporation allowing the board of directors to issue preferred shares and to determine the rights and preferences of the preferred stock without any vote or action by the holders of common stock. In some cases, the issuance of preferred shares could delay a change in control of Ashland and make it harder to remove present management. Moreover, Article IV(b)(7) of Ashland’s articles of incorporation requires the affirmative vote of at least 66 2/3% of the holders of preferred stock, voting separately as a class, to (i) create any class of stock ranking prior to the preferred stock as to dividends or upon liquidation or increase the authorized number of shares of any such class of stock; (ii) alter or change any provision of the articles of incorporation that adversely affects the relative rights and preferences of the preferred stock; or (iii) increase the authorized number of shares of preferred stock;

•

provisions found in Article VI of Ashland’s articles of incorporation and Article II of Ashland’s by-laws, dividing the board of directors into three classes which means that only approximately one-third of the directors are elected each year;

•

provisions found in Article VI of Ashland’s articles of incorporation and Article II of Ashland’s by-laws, allowing the removal of directors at a meeting of shareholders called expressly for that purpose. The removal of a director without cause requires the affirmative vote of the holders of at least 80% of the voting power of the then outstanding voting stock of Ashland, voting together as a single class. These provisions narrowly define “cause” as the willful and continuous failure of a director to substantially perform such director’s duties to Ashland (other than any failure resulting from incapacity due to physical or mental illness) or the willful engagement by a director in gross misconduct materially and demonstrably injurious to Ashland. Additionally, Section 271B.8-080(4) of the KBCA also provides that a director may be removed by the shareholders only at a meeting called for that purpose. The meeting notice must state that removal is the purpose, or one of the purposes, of the meeting;

•

provisions found in Articles VIII and IX of Ashland’s articles of incorporation, requiring the affirmative vote of shares representing not less than 80% of the votes entitled to be cast by the voting stock to alter, amend, repeal or adopt any provision inconsistent with or repeal the provisions regarding (i) this 80% voting requirement (Article IX), (ii) the board size, vacancies and the terms of office and the removal of directors (Article VI) and (iii) the procedures for adopting, amending, altering or repealing the by-laws (Article VII); and requiring the affirmative vote of shares representing (1) not less than 80% of the votes entitled to be cast by the voting stock voting together as a single class and (2) not less than 66 2/3% of the votes entitled to be cast by the voting stock not beneficially owned, directly or indirectly, by any interested shareholder to amend, repeal, or adopt any provisions inconsistent with the provisions restricting certain business combinations with interested shareholders (Article VIII);

•

provisions found in Article VII of Ashland’s articles of incorporation and Article IX of Ashland’s by-laws, authorizing the board of directors (i) to adopt by-laws concerning the conduct of the affairs of the company and the conduct of, and matters considered at, meetings of shareholders, including special meetings and (ii) to alter, amend or repeal the by-laws; and requiring the affirmative vote of the holders of at least 80% of the voting power of Ashland’s then outstanding voting stock, voting as a single class for shareholders to alter, amend or repeal the by-laws;

•

Section 271B.11-030 of the KBCA requiring a majority vote of all votes entitled to be cast for a merger or share exchange transaction by each voting group entitled to vote separately on that transaction, unless the KBCA, articles of incorporation or the board of directors require a greater vote;

•	provisions set forth in Articles I and II of Ashland’s by-laws, requiring that shareholders provide advance written notice when nominating directors or submitting other shareholder proposals;

•

a provision in Article I, Section 3 of Ashland’s by-laws limiting the people who can call a special shareholders’ meeting to the chairman of the board, the president, a majority of the board of directors or, by written request to the secretary, holders of not less than one-third of all the shares entitled to vote at such meeting; and

•

Sections 271B.12-200 to 271B.12-230 of the KBCA governing “business combinations,” which generally (i) prohibit Ashland and its subsidiaries from entering into certain business combinations with an interested shareholder who beneficially owns 10% or more of the outstanding voting stock for a period of five years after the 10% or greater owner first reached that level of stock ownership, unless approved by the independent members of the board of directors prior to the date the 10% ownership threshold was reached, and (ii) thereafter restrict such business combinations, unless certain conditions are met. Notably, under the restrictions applicable after the initial five-year prohibition, such business combinations must either (i) be approved by a majority of continuing independent members of the board of directors, or (ii) be approved by the affirmative vote of at least 80% of the votes entitled to be cast by all outstanding shares of voting stock and two-thirds of the votes entitled to be cast by holders of voting stock other than those beneficially owned by the interested shareholder who is (or whose affiliate is) a party to the transaction, or by an affiliate or associate of such interested shareholder. Further, Article VIII of Ashland’s articles of incorporation expressly provide that such Sections 271B.12-200 through 271B.12-230 of the KBCA shall apply to any Ashland business combination.

Article VIII of Ashland’s articles of incorporation also requires that certain business combinations involving an interested shareholder (including, among others, mergers and consolidations with an interested shareholder, or with any other corporation, whether or not itself an interested shareholder, which is, or after a merger or consolidation would be, an affiliate of an interested shareholder who was an interested shareholder prior to the transaction, and sales, leases and transfers of at least 5% of Ashland’s total market value), must be recommended by the board of directors, and approved by at least (1) 80% of the voting power of the then outstanding voting stock and (2) two-thirds of the voting power of the then outstanding voting stock other than voting stock owned by the interested shareholder, its affiliates or associates. These supermajority voting provisions do not apply (and thus, only a majority vote is required) if: (i) a majority of the directors who are not affiliates or associates of the interested shareholder and who were in office before the interested shareholder became an interested shareholder (or were recommended or elected by a majority of such directors) approve the transaction; or (ii) the shareholders in the business combination receive a “fair price” based on market value and/or prices previously paid by the interested shareholder, as measured on certain designated dates; there has been no reduction in or failure to pay dividends after the interested shareholder became an interested shareholder and prior to the business combination; and after becoming an interested shareholder, such shareholder did not receive the benefit of any loans or other financial assistance from Ashland.

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

The unaudited pro forma combined condensed balance sheet as of June 30, 2008 gives effect to the merger as if it had been consummated on June 30, 2008 and includes adjustments that give effect to events that are directly attributable to the transaction and that are factually supportable. The unaudited pro forma combined condensed statements of income for the year ended September 30, 2007 and for the nine months ended June 30, 2008 give effect to the merger as if it had been consummated on October 1, 2006 and include adjustments that give effect to events that are directly attributable to the transaction, are expected to have a continuing impact, and that are factually supportable. The notes to the unaudited pro forma combined condensed financial information describe the pro forma amounts and adjustments presented below.

The pro forma adjustments reflecting the completion of the merger are based upon the purchase method of accounting in accordance with GAAP and upon the assumptions set forth in the notes included in this section. The unaudited pro forma combined condensed balance sheet has been adjusted to reflect the preliminary allocation of the estimated purchase price to identifiable net assets acquired and of the excess purchase price to goodwill. The allocation of the purchase price is preliminary and is dependent upon certain valuations and other studies that have not progressed to a stage where there is sufficient information to make a definitive allocation. In addition, the estimated purchase price itself is preliminary and will be adjusted based upon the total Hercules outstanding common stock on the date of closing and final transaction costs. Accordingly, the final purchase accounting adjustments may be materially different from the preliminary pro forma adjustments included in this section. Certain fees associated with the merger that will be incurred by Hercules, such as fees for legal and financial services and amounts payable in connection with change in control provisions for applicable employees, are not reflected in these unaudited pro forma combined condensed financial statements. This unaudited pro forma combined condensed financial information should be read in conjunction with the accompanying notes, the financial information appearing under “Selected Historical Financial and Other Data of Ashland” and “Selected Historical Financial and Other Data of Hercules” and the historical financial statements of Ashland and Hercules included elsewhere and incorporated by reference into this proxy statement/prospectus.

The unaudited pro forma combined condensed financial statements are presented for informational purposes only and do not reflect future events that may occur after the Hercules acquisition, or any operating efficiencies or inefficiencies that may result from the transaction. Therefore, the unaudited pro forma combined condensed financial information is not necessarily indicative of results that would have been achieved had the businesses been combined during the periods presented or the results that Ashland will experience after the merger is consummated. In addition, the preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are preliminary and have been made solely for purposes of developing this unaudited pro forma combined condensed financial information. Actual results could differ, perhaps materially, from these estimates and assumptions.

Ashland Inc. and Consolidated Subsidiaries

Unaudited Pro Forma Combined Condensed Balance Sheet

As of June 30, 2008

(In millions)

	Ashland Historical	Hercules Historical	Pro Forma Adjustments			Pro Forma
Assets
Current assets
Cash and cash equivalents	$853	$107	$2,200	(a	)	$266
			(2,095)	(a	)
			(527)	(a	)
			(4)	(a	)
			(13)	(a	)
			(23)	(a	)
			(71)	(a	)
			(161)	(k	)
Accounts receivable	1,548	436	—			1,984
Inventories	538	245	59	(b	)	842
Deferred income taxes	75	34	(61)	(t	)	48
Other current assets	86	45	25	(c	)	156
Income taxes receivable	—	25	(25)	(c	)	—

	3,100	892	(696)			3,296
Investments and other assets
Auction rate securities	267	—	—			267
Intangibles	114	158	1,979	(e	)	2,251
Goodwill	308	552	(1,614)	(r	)	1,273
			2,586	(r	)
			(559)	(r	)
Asbestos insurance receivable (noncurrent portion)	438	9	35	(f	)	482
Deferred income taxes	132	371	(503)	(t	)	—
Other noncurrent assets	403	110	71	(g	)	584
Property, plant and equipment, net	1,082	699	392	(d	)	2,173

	$5,844	$2,791	$1,691			$10,326

Liabilities and shareholders’ equity
Current liabilities
Current portion of long-term debt	$20	$55	$(7)	(h	)	$68
Trade payables	1,184	236	(349)	(c	)	1,071
Accrued expenses and other liabilities	—	201	423	(c	)	625
			10	(f	)
			52	(l	)
			(61)	(t	)
Income taxes payable	—	17	(17)	(c	)	—
Vertac obligations	—	20	(20)	(c	)	—
Deferred income taxes	—	9	(9)	(c	)	—
Asbestos-related liabilities	—	28	(28)	(c	)	—

	1,204	566	(6)			1,764
Noncurrent liabilities
Long-term debt (less current portion)	45	762	1,673	(g	)	2,448
			(32)	(h	)
Employee benefit obligations	262	282	40	(i	)	584
Asbestos litigation reserve (noncurrent portion)	530	216	95	(f	)	841
Other noncurrent liabilities and deferred credits	445	306	15	(j	)	605
			(161)	(k	)
Deferred income taxes	—	79	674	(l	)	250
			(503)	(t	)

	1,282	1,645	1,801			4,728
Minority interest	—	21	—			21
Shareholders’ equity
Common stock *	1	83	(83)	(m	)	1
Paid-in capital	24	407	(407)	(m	)	479
			450	(m	)
			1	(m	)
			4	(v	)
Retained earnings	3,165	1,692	(1,692)	(m	)	3,165
Accumulated other comprehensive income	168	(6)	6	(m	)	168
Reacquired stock, at cost	—	(1,617)	1,617	(m	)	—

	$3,358	$559	$(104)			$3,813

	$5,844	$2,791	$1,691			$10,326

*	Ashland par value is $.01 per share with 200 million shares authorized and 63 million issued and outstanding. Hercules par value is $25/48 with 300 million shares authorized, 160 million shares issued, 47 million treasury shares and 113 million shares outstanding. On a pro forma basis, par value is $.01 per share with 200 million shares authorized and 74 million issued and outstanding.

Ashland Inc. and Consolidated Subsidiaries

Unaudited Pro Forma Combined Condensed Statement of Income

Year Ended September 30, 2007

(In millions except per share data)

	Ashland Historical	Hercules Historical*	Pro Forma Adjustments			Pro Forma
Revenues	$7,785	$2,136	$—			$9,921
Costs and expenses
Cost of sales and operating expenses	6,447	1,406	20	(n	)	7,884
			11	(c	)
Selling, general and administrative expenses	1,171	335	94	(n	)	1,696
			6	(n	)
			90	(c	)
Research and development	—	44	(44)	(c	)	—
Intangible asset amortization	—	8	(8)	(c	)	—
Other operating expense, net	—	37	(37)	(c	)	—

Total costs and expenses	7,618	1,830	132			9,580
Equity and other income	49	—	12	(c	)	61

Operating income (loss)	216	306	(120)			402
Interest income	58	—	2	(c	)	60
Interest expense	(12)	(69)	(102)	(o	)	(196)
			(11)	(u	)
			(2)	(s	)
Vertac response costs and litigation charges	—	(20)	—			(20)
Other (expense) income, net	(3)	(24)	(2)	(c	)	(29)

Income (loss) from continuing operations before income taxes and minority interest	259	193	(235)			217
Income tax (expense) benefit	(58)	6	83	(p	)	31

Income (loss) from continuing operations before minority interests	201	199	(152)			248
Minority interests in losses of consolidated subsidiaries (net of income taxes)	—	(1)	—			(1)

Income (loss) from continuing operations	$201	$198	$(152)			$247

Earnings from continuing operations per share
Basic	$3.20	$1.73		(w	)	$3.37
Diluted	$3.15	$1.72		(w	)	$3.31
Weighted average shares
Weighted average basic shares	63	114	(103)	(q	)	74
Effect of dilutive options	1	1	(1)			1

Weighted average diluted shares	64	115	(104)			75

*	Hercules historical information presented herein has been adjusted on a retrospective basis for the change in method of accounting for the Company’s U.S. and U.K. qualified defined benefit pension plans. For further information on the adjustment, refer to the related Hercules Form 8-K filing on July 30, 2008.

Ashland Inc. and Consolidated Subsidiaries

Unaudited Pro Forma Combined Condensed Statement of Income

Nine Months Ended June 30, 2008

(In millions except per share data)

	Ashland Historical	Hercules Historical*	Pro Forma Adjustments			Pro Forma
Revenues	$6,166	$1,712	$—			$7,878
Costs and expenses
Cost of sales and operating expenses	5,158	1,160	15	(n	)	6,339
			6	(c	)
Selling, general and administrative expenses	856	276	71	(n	)	1,271
			4	(n	)
			64	(c	)
Research and development	—	34	(34)	(c	)	—
Intangible asset amortization	—	8	(8)	(c	)	—
Other operating expense, net	—	24	(24)	(c	)	—

Total costs and expenses	6,014	1,502	94			7,610
Equity and other income	33	—	4	(c	)	37

Operating income (loss)	185	210	(90)			305
Interest income	35	—	2	(c	)	37
Interest expense	(9)	(52)	(77)	(o	)	(147)
			(8)	(u	)
			(1)	(s	)
Vertac response costs and litigation charges	—	(1)	—			(1)
Other income (expense), net	23	(16)	(2)	(c	)	5

Income (loss) from continuing operations before income taxes, minority interest and equity loss	234	141	(176)			199
Income tax (expense) benefit	(58)	(44)	63	(p	)	(39)

Income (loss) from continuing operations before minority interests and equity loss	176	97	(113)			160
Minority interests in gains of consolidated subsidiaries (net of income taxes)	—	1	—			1
Equity loss of affiliated companies (net of income taxes)	—	(2)	—			(2)

Income (loss) from continuing operations	$176	$96	$(113)			$159

Earnings from continuing operations per share
Basic	$2.80	$0.86		(w	)	$2.17
Diluted	$2.77	$0.85		(w	)	$2.14
Weighted average shares
Weighted average basic shares	63	112	(101)	(q	)	73
Effect of dilutive options	1	—	—			1

Weighted average diluted shares	64	112	(101)			74

*	Hercules historical information presented herein has been adjusted on a retrospective basis for the change in method of accounting for the Company’s U.S. and U.K. qualified defined benefit pension plans. For further information on the adjustment, refer to the related Hercules Form 8-K filing on July 30, 2008.

Note 1: Basis of Pro Forma Presentation

The accompanying unaudited pro forma combined condensed balance sheet combines the consolidated balance sheet of Ashland as of June 30, 2008 with the consolidated balance sheet of Hercules as of June 30, 2008. The unaudited pro forma combined condensed statement of income for the year ended September 30, 2007 combines the twelve months ended September 30, 2007 for Ashland with the twelve months ended December 31, 2007 for Hercules. The unaudited pro forma combined condensed statement of income for the nine months ended June 30, 2008 combines the nine months ended June 30, 2008 for Ashland with the nine months ended June 30, 2008 for Hercules. Therefore, Hercules’ consolidated statement of operations for the period October 1, 2007 to December 31, 2007 has been presented in both the unaudited pro forma combined condensed statement of income for the year ended September 30, 2007 and the unaudited pro forma combined condensed statement of income for the nine months ended June 30, 2008.

(a) The estimated purchase price of Hercules consists of the following items (in millions):

Purchase Price Table

		Note Reference
Total stock consideration	$450	(1)
Cash consideration for stock	2,095	(2)
Cash consideration for RSUs	4	(3)
Estimated transaction costs	23	(4)
Options
Cash out option	13	(5)
Estimated fair value of Hercules stock options converted into stock options for Ashland shares	1	(6)

Total estimated purchase price	$2,586

(1)	The stock portion of the merger consideration is based on 0.0930 of a share of Ashland common stock for each share of Hercules common stock. In preparing the unaudited pro forma combined condensed financial information, a price of $42.93 per Ashland common share is assumed, referred to as the “Assumed Closing Price,” which represents the average closing price per share of Ashland’s common stock on the NYSE on the announcement date and for the two days immediately prior to and immediately subsequent to the announcement date of the proposed acquisition.
(2)	The cash portion ($18.60) of the merger consideration paid per estimated outstanding share of Hercules common stock. Hercules outstanding common shares were estimated to be 112,663,180.
(3)	The cash payment for RSUs is calculated using the cash-out amount described in this proxy statement/prospectus in the section entitled “Treatment of Restricted Stock Units” beginning on page 66. Hercules RSUs were estimated to be 182,000.
(4)	Ashland’s estimated costs for various legal and financial services, as well as debt retirement premiums directly associated with the transaction.
(5)	The cash payment for certain stock options calculated using the method described in this proxy statement/prospectus in the section entitled “The Merger—Interests of Hercules Directors and Executive Officers in the Merger—Stock Options, Restricted Stock and Restricted Stock Units held by Directors and Executive Officers” beginning on page 49.
(6)	In accordance with SFAS No. 123(R), the fair value of Hercules stock options that will be converted into options to purchase shares of Ashland common stock (which we refer to as the “converted stock options”) will be recognized as a component of the purchase price, based on the fair value of the options, as described below.

The unaudited pro forma combined condensed financial statements assume that over two million of Hercules’ stock options will be converted into options to purchase shares of Ashland common stock based on the option exchange ratio set forth in the merger agreement. This assumption represents the maximum amount of options available for conversion under the merger agreement. The number of options assumed to be converted reflects the total number of options outstanding less the number of options to be exchanged for cash based on committed amounts per contractual arrangements with certain executives of Hercules.

The additional purchase price of $1 million was calculated using the Black-Scholes option pricing model, which considered the Assumed Closing Price of Ashland’s common shares of $42.93 per share and the following assumptions:

Black-Scholes Table

Expected option life (in years)	4.4
Volatility	27.3%
Risk free rate	4.2%
Dividend yield	1.7%

The expected life of the options was determined by taking into account the contractual life of the options, the accelerated vesting of all Hercules options at the date of the acquisition, and estimated attrition of the option holders. The volatility, dividend yield, and risk free interest rate assumptions used were derived using the most recent annual reported information.

Ashland believes the fair value of the converted stock options approximates the fair value of the Hercules stock options. Accordingly, the fair value of the converted stock options was recognized as a component of the purchase price and no additional amounts have been reflected as compensation expense. Ashland will also recalculate the fair values of the Hercules options and the converted stock options as of the merger consummation date, in accordance with SFAS No. 123(R), to determine the fair value amounts.

(b) Assuming an acquisition date of June 30, 2008, the purchase price of Hercules will be allocated to the following assets and liabilities (in millions):

Purchase Price Allocation Table

Total estimated purchase price	$2,586
Net book value of Hercules assets and liabilities acquired	559
Less: goodwill acquired	(552)

Net tangible book value of Hercules assets and liabilities acquired	7

Excess of purchase price over net tangible book value of assets acquired	$2,579
Allocation of purchase price to:
Inventories	(59)
Property, plant and equipment	(392)
Deferred tax liability	742
Finite lived intangible assets	(1,405)
Indefinite lived intangible assets	(574)
Asbestos insurance receivable	(35)
Pension and other post retirement obligations	40
Environmental and asbestos liabilities	120
Reversal of Hercules deferred tax liability relating to goodwill	(16)
Debt	(39)
Warrants	4

Total purchase price allocation	$(1,614)

Total goodwill allocation	965
Less: Hercules goodwill recorded at June 30, 2008	(552)

Net pro forma adjustment to goodwill	$413

For the purpose of preparing the unaudited pro forma combined condensed financial information, the total estimated purchase price is allocated to Hercules’ net tangible and intangible assets acquired and liabilities assumed as of June 30, 2008. Final allocation of the purchase price will be based on the actual values of assets acquired and liabilities assumed following the completion of the merger. Accordingly, the value of these assets and liabilities included in the table above is preliminary, and is subject to change pending additional information that may become known to Ashland and Hercules. An allocation of an increased portion of the purchase price to inventory, property, plant and equipment, other noncurrent assets or to identifiable intangible assets will reduce the amount of the purchase price allocated to goodwill in the unaudited combined condensed financial information, and may result in increased depreciation and/or amortization expense.

The acquired finite-lived intangible assets are being amortized over the estimated useful life in proportion to the economic benefits consumed, which for purposes of this presentation is approximated by using the straight-line method.

Note 2: Pro Forma Adjustments

(a)	The adjustment to the cash balances reflects the following:

•

the issuance of $2,200 million in additional debt which will be used to partially fund (a) the cash portion of the purchase price, (b) an estimate of direct transaction costs of Ashland associated with the Hercules acquisition, and (c) the repayment of $527 million of Hercules debt;

•	the payment of $2,095 million in cash ($18.60 per outstanding share of Hercules common stock);

•

the payment of $4 million in cash ($22.59 per outstanding restricted stock unit of Hercules), which equals the cash-out amount, which is the sum of $18.60 and the product of 0.0930 (stock portion of the merger consideration) and $42.93 (the assumed closing price of Ashland’s common stock underlying such restricted stock units) multiplied by 182,000 shares of Hercules common stock underlying such restricted stock units;

•	The cash payment of $13 million in exchange for certain stock options held by Hercules executive officers was calculated as follows:

Stock options exchanged	1,558,407
Cash Consideration for Hercules stock	$22.59

Total	$35,204,414
Less: Weighted-average exercise price of exchanged stock options	$(22,633,393)

Total cash consideration	$12,571,021

For further information on the calculation of the cash payment for certain stock options using the method described in this proxy statement/prospectus, see the section entitled “The Merger—Interests of Hercules Directors and Executive Officers in the Merger—Stock Options, Restricted Stock and Restricted Stock Units held by Directors and Executive Officers” beginning on page 49.

•	the payment of $23 million of estimated transaction costs and $71 million of debt issuance costs.

(b)	Reflects adjustment to record Hercules’ finished goods and work-in-process inventory at its estimated selling price less the sum of costs of disposal and a reasonable profit allowance for Ashland’s selling effort (plus costs to complete for work-in-process inventory). Raw material inventory has been valued at current replacement cost, which approximated Hercules’ carrying value. As Ashland sells the acquired inventory, its cost of sales will reflect the increased valuation of Hercules’ inventory, which will temporarily reduce Ashland’s gross margins until such inventory is sold. The assumed value of Hercules’ inventory may change as Ashland determines the final valuation upon completion of the merger.

(c)	Reflects reclassification adjustments to the historical consolidated financial statements of Ashland and Hercules to conform to the financial statement classification and presentation that will be used by Ashland to prepare its consolidated financial statements subsequent to the merger. Upon completion of the merger, further reclassification adjustments may be necessary.

(d)	Reflects an adjustment to record Hercules’ property, plant and equipment to be used at current replacement cost for similar capacity; property, plant and equipment to be sold is valued at fair value less cost to sell (resulting in a combined increase to property, plant and equipment of $392 million). Ashland’s adjustment to property, plant and equipment equals 20% of Hercules’ historical gross book value. This percentage was derived based on adjustments recorded in recent acquisitions of other companies with assets similar to the assets of Hercules. Based on the nature of the business, the maturity of the assets in use, and the consideration of replacement cost of the assets in use, Ashland used the historical gross book value rather than the net book value in the calculation of the fair value adjustment to property, plant and equipment. Ashland believes that the use of the historical gross book value as a basis for its purchase price adjustment is more reflective of the values that will be recorded when the third party valuations are performed at a future date. Ashland’s assumptions as to the value of Hercules’ property, plant and equipment may change as it determines the final valuation upon completion of the merger.

(e)	For the purpose of preparing the unaudited pro forma combined condensed financial information, the total estimated purchase price is allocated to Hercules’ net tangible and intangible assets acquired and liabilities assumed based on their estimated values as of June 30, 2008. A preliminary net estimate of $1,405 million has been allocated to finite-lived intangible assets acquired, primarily consisting of customer relationships, developed technology, and product trade names. Amortization related to the value of finite-lived intangible assets, taken over an assumed average life of 15 years for customer relationships, a range of 10 to 15 years for developed technology, and 25 years for product trade names, are reflected as pro forma adjustments to the unaudited pro forma combined condensed statements of income.

Ashland has allocated approximately $574 million to tradenames, primarily related to the Hercules and Aqualon brands. Ashland’s preliminary analysis took many factors into consideration, including the current market leadership position of the brands, as well as their recognition worldwide in the industry, in coming to the determination that it will preliminarily account for the assets as indefinite lived intangible assets. Therefore, in accordance with Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets, these tradenames will not be amortized, but instead will be tested for impairment at least annually (more frequently if certain indicators are present).

The determination of the estimated intangible asset values was based upon various accounting studies, historical acquisition experience, economic factors, and estimated future cash flows of the combined company. In addition, Ashland reviewed certain technological trends and also considered the relative stability of the current Hercules customer base.

(f)	Asbestos:

•	Asbestos Liability:

This adjustment of $10 million in current liabilities and $95 million in noncurrent liabilities relates to the projected defense costs associated with the recorded indemnity portion of Hercules’ current estimate of its asbestos obligation. Ashland’s accounting policy is to estimate and record a liability for these projected defense obligations while Hercules has historically recorded obligations related only to indemnity costs. In order to establish an estimated liability for these projected defense cost obligations, Ashland relied upon Hercules’ most recent historical publicly available data relating to the ratio of defense and indemnity costs for expenditures since January 1, 2006. In addition, Ashland utilized several internal models that it currently employs in estimating its own defense costs associated with asbestos claims. These models factored in various assumptions related to the specific historical claims activity in deriving a final estimated liability for these obligations. In accordance with applicable accounting standards, the estimated liability was not discounted since the subsequent timing of payments for these projected defense obligations could not be reasonably assessed. This is a preliminary estimate and may change as third party appraisers and experts are engaged, after the completion of the merger, to assist in valuing this liability.

•	Asbestos Receivable:

This adjustment of $35 million relates to the estimated insurance proceeds that will be reimbursable to Hercules from projected asbestos obligation payments. These receivables represent probable recoveries under contractual insurance coverage agreements currently in place. Upon recording the increased liability associated with the inclusion of defense costs in the asbestos obligation, the total projected payments will exceed the amount needed to access certain insurance coverage, causing a certain amount of future projected payments to become reimbursable to Hercules. As a result, Ashland assessed the total asbestos liability that will be subjected to reimbursement and internally estimated the expected proceeds that will be reimbursable due to these projected future asbestos payments. The preliminary valuation of this receivable was determined through a review of the publicly available data with respect to the confidential Future Coverage Agreement described in the Hercules Annual Report on Form 10-K for the year ended December 31, 2006 and the Hercules Annual Report on Form 10-K for the year ended December 31, 2007. Ashland used this information to develop and refine specific assumptions for estimating this receivable, and where applicable and sufficient data was available, conformed various assumptions to the current model utilized for calculation of its own insurance receivable related to asbestos claims. Any change in these or other future model assumptions could lead to a significant adjustment to the estimated receivable. In accordance with applicable accounting standards, the estimated receivable was not discounted since the subsequent timing of payments for these projected proceeds could not be reasonably assessed (as the proceeds are dependent upon the timing of asbestos indemnity and defense payments). Ashland’s estimated receivable for insurance proceeds related to asbestos claims may change as it performs a more comprehensive review of the contractual insurance agreements (including periods of coverage and contractual interpretations), estimated reimbursement amounts, collectibility, historical facts and trends within Hercules’ specific claims upon completion of the merger.

(g)	The adjustment consists of the following components:

Ashland borrowings related to the merger (in millions):
Ashland Term A facility	$600
Ashland Term B facility	850
Ashland senior bridge facility	750

2,200
Hercules repayment (in millions):
Hercules Term B loan	(259)
Hercules debentures	(16)
Hercules senior subordinated notes	(250)
Hercules convertible subordinated debentures	(2)

(527)

Net adjustment to debt	$1,673

The above table assumes that certain Hercules instruments will be settled upon the closing of the merger, which may change based on further review of contractual agreements, the current interest rate environment and other financing considerations. Ashland expects to pay approximately $71 million in fees to borrow the $2,200 million. Accordingly, such fees are presented in Other Noncurrent Assets as deferred debt issuance costs in the unaudited pro forma combined condensed balance sheet. Deferred debt issuance costs will be amortized over the life of the related debt instrument, which ranges from five to eight years. The amortization of debt issuance costs is reflected as a pro forma adjustment to the unaudited pro forma combined condensed statement of income. See note 2(u) for additional information.

(h)	Reflects adjustments of $7 million in current liabilities and $32 million in noncurrent liabilities to record, at estimated fair value, the obligations under the assumed debt related to international term loans and Hercules’ 6.5% junior subordinated deferrable interest debentures, respectively. The fair value of the debt is based on quoted market prices for debt obligations with comparable terms.

(i)	Adjustment to remeasure at June 30, 2008 Hercules’ pension and other post retirement projected benefit obligations and fair value of pension plan assets. The estimated projected benefit obligation, as well as the fair value of associated plan assets, will change as Ashland performs the final valuation of these liabilities following the completion of the merger.

(j)	Adjustment relates to the following: (a) different remediation approaches identified during Ashland’s due diligence process for certain of Hercules’ locations requiring environmental remediation efforts and (b) the difference in the applied discount rates between Hercules and Ashland on the discounted portion of Hercules environmental remediation reserves.

Ashland performed a review of each of Hercules’ locations requiring environmental remediation efforts and subjected these locations to its environmental assessment process. In its consideration of the various remediation alternatives that may be deployed to effectively remediate these locations, Ashland determined that certain of the Hercules environmental locations would be remediated in a manner demonstrably different than the current approach employed by Hercules. The differences in remediation approach varied from site to site, but generally consisted of either the performance of additional site investigation work to identify potential contamination, or the performance of remediation activities beyond the scope of that which is currently being planned or performed by Hercules. Based on these different remediation alternatives, an additional obligation of approximately $10 million was recorded.

The assumptions used by Ashland in various cost estimation and remediation approaches are subject to a great degree of variability. Accordingly, any change in relevant assumptions can potentially cause a significant adjustment to the estimated liability. Ashland’s estimated fair value determination for environmental remediation reserves for these locations may change as it performs a more detailed review of the facts and circumstances related to the Hercules locations requiring environmental remediation efforts. Due to the nature of the new remediation methods for these locations, the estimated liability resulting from the difference in remediation methods was not discounted as the cash flows and related timing of payments for these projected environmental costs could not be reasonably estimated.

For the remaining portion of the Hercules locations requiring environmental remediation efforts, Ashland determined that environmental remediation activities would continue in a manner consistent with Hercules’ current practices. Due to the nature of the remediation practices related to these environmental sites, Ashland determined that the cash flows and timing of payments associated with the remediation of these sites could be reasonably estimated. As a result, Ashland recorded the liability associated with these sites at fair value using discount rates applicable to Ashland. As Hercules had also discounted these liabilities, the change in the discount rate assumption resulted in an additional $5 million increase to the liability.

(k)	Reflects the payment to terminate Hercules’ cross currency interest rate swaps under contractual change in control provisions included in the agreements governing these swaps. These change in control provisions require settlement of these instruments upon a qualifying merger. For purposes of this pro forma disclosure, it is assumed that these swaps will be settled in cash in conjunction with the change of control provisions contained in the existing contractual agreements.

(l)

Represents the estimated deferred income tax liability resulting from the purchase price allocation adjustments made to the acquired assets and liabilities of Hercules, excluding goodwill. Also includes the elimination of the deferred income tax liability associated with goodwill previously recorded by Hercules. The estimated income tax rates are based on the applicable enacted statutory tax rates as of the assumed acquisition date and appropriately reflect certain Ashland and Hercules basis differences that will not result in taxable or deductible amounts in future years when the related financial reporting asset or liability will be recovered or settled. Deferred taxes are recognized for the temporary differences between assigned values in the purchase price allocation and the carryover tax basis of assets acquired and liabilities assumed, using an estimated income tax rate of approximately 31%. The following details the calculation used to arrive at the total pro forma adjustment:

(in millions)	Pro Forma Adjustment	Estimated Tax Rate	Current Deferred Tax	Noncurrent Deferred Tax	Total Deferred Tax
Property, plant and equipment	392	31%	(9)	(115)	(124)
Inventory	59	31%	(19)	—	(19)
Finite lived intangible asset	1,405	31%	(27)	(418)	(445)
Indefinite lived intangible asset	574	31%	—	(182)	(182)
Asbestos insurance receivable	35	31%	—	(11)	(11)
Debt	39	31%	—	(12)	(12)
Pension and other post retirement obligation	(40)	31%	—	13	13
Environmental and asbestos liability	(120)	31%	3	35	38

Subtotal deferred tax liability	2,344		(52)	(690)	(742)
Reversal of Hercules deferred tax liability related to goodwill	—		—	16	16

Total deferred tax liability	2,344		(52)	(674)	(726)

(m)	Reflects the estimated stock consideration of $450 million and the estimated fair value of converted stock options of $1 million, less the elimination of Hercules’ shareholders’ equity of $559 million. For purposes of valuing the stock consideration, Ashland’s common shares are valued at $42.93 per share, which is the average of the closing trading prices on the announcement date and for the two days immediately prior to and immediately subsequent to the announcement date of the proposed acquisition. For further information on this share price calculation, see Note 1(a)(1).

(n)	Represents the estimate of the increase in depreciation and amortization expense associated with the adjustment to Hercules’ property, plant and equipment and the allocation of purchase price to certain intangible assets such as product trade names, developed technology and customer relationships. The allocation of depreciation and amortization between cost of goods sold and selling, general and administrative expenses is based on historical patterns incurred by Hercules.

The increase in depreciation expense is based on the adjustment made to Hercules’ property, plant and equipment balance as previously mentioned in Note 2(d). The depreciation expense adjustments of $26 million and $19 million for the year ended September 30, 2007 and the nine months ended June 30, 2008, respectively, were computed by taking the property, plant and equipment adjustment of $392 million and depreciating these assets over a 15 year period, which is the estimated weighted average useful life of the property. The total depreciation expense was allocated 76% to cost of goods sold and 24% to selling, general and administrative expense captions in the unaudited pro forma combined condensed statements of income based on historical Hercules financial information.

The increase in amortization expense is based on a preliminary allocation of purchase price to certain finite-lived intangible assets acquired and is recorded in selling, general and administrative expenses, which is consistent with Ashland’s historical caption presentation of this expense. For purposes of the amortization adjustment, Ashland considers the useful lives of the developed technology, product trade names and customer relationships to be 10 to 15 years, 25 years and 15 years, respectively. The determination of the useful lives is based upon various accounting studies, historical acquisition experience, economic factors, and future cash flows of the combined company. In addition, Ashland reviewed certain technological trends and also considered the relative stability in the current Hercules customer base. The following details the finite-lived intangible amortization adjustment for the year ended September 30, 2007:

Intangible asset type	Value	Life	Annual Amortization
Customer Relationships - PTV	$252	15	$17
Customer Relationships - Aqualon	634	15	42
Developed Technology - PTV	80	15	5
Developed Technology - Aqualon	203	10	20
Product Trade Names - PTV	84	25	3
Product Trade Names - Aqualon	152	25	6

Total	$1,405		$94

The amortization adjustment of $71 million for the nine months ended June 30, 2008 was derived by taking 75% of the annual amortization computed above.

(o)	This adjustment reflects the incremental interest expense effect of the debt associated with the unaudited pro forma combined condensed balance sheet, calculated as follows:

	Estimated Interest Rate at June 30, 2008	Estimated Principal at June 30, 2008	Interest Cost for the Year Ended September 30, 2007	Interest Cost for the Nine Months Ended June 30, 2008
Ashland Term A
>>Term A Loan	5.75%	500	28	20
>>Term A Securitization	3.90%	100	4	3
Ashland Term B
>>Term B Loan	6.25%	500	31	23
Term B Loan	7.22%	250	18	13
>>Term B Securitization	3.90%	100	4	3
Ashland Senior Notes	8.80%	750	65	49

Total Debt Issued		2,200	150	111

Hercules Term B loan	4.25%	(259)	(25)*	(11)*
Hercules note	6.60%	(16)	(6)*	(1)*
Hercules senior notes	6.75%	(250)	(17)	(13)
Hercules convertible debentures	8.00%	(2)	—	—
Interest rate swaps and other			—	(9)

Total Debt Extinguished		(527)	(48)	(34)

Total Pro Forma Adjustment		1,673	102	77

Hercules junior debentures	6.50%	(282)^	(18)	(14)
>>Hercules foreign loans	6.00%	(74)	(3)*	(4)*

Total Debt Assumed		(356)	(21)	(18)

Total Hercules Debt #		(883)	(69)	(52)

*	Amounts reflect principal and interest rate fluctuations experienced during the applicable periods.
^	Recorded book value at June 30, 2008 was $216 million.

>>	The effect of a 0.125% increase in variable interest rates at the estimated principal amounts would be $2 million in additional annual interest expense. The indexed rate used for each instrument is LIBOR, which was assumed to be 3%, plus the applicable interest rate margin.
#	These amounts reflect Hercules’ total debt extinguished, plus Hercules’ total debt assumed.

(p)	For purposes of these unaudited pro forma combined condensed financial statements, estimated income tax rates of approximately 35% and 36% have been used for the year ended September 30, 2007 and nine-month period ended June 30, 2008, respectively. The estimated income tax rates are based on the applicable enacted statutory tax rates for the periods referenced above and appropriately reflect certain Ashland and Hercules basis differences that will not result in taxable or deductible amounts in future years when the related financial reporting asset or liability will be recovered or settled. These rates are estimates and do not take into account future income tax strategies that may be applied to the consolidated entity.

(q)	The preliminary adjustments to historical weighted average basic and diluted shares for the pro forma periods presented are as follows (in millions):

Pro Forma Adjustment to Share Calculation	Year Ended September 30, 2007	Nine Months Ended June 30, 2008
Basic Shares:
Elimination of Hercules Shares	(114)	(112)
Issuance of Ashland Shares	11	11

	(103)	(101)

Diluted Shares:
Elimination of Hercules shares	(114)	(112)
Issuance of Ashland shares	11	11
Effect of diluted options	(1)	—

	(104)	(101)

(r)	Represents the net adjustment to goodwill resulting from the proposed acquisition. For further detailed information on the related calculation associated with each component, see the purchase price table in Note 1(a) and the allocation of the purchase price in Note 1(b).

(s)	Adjustment relates to the decrease in accretion resulting from the discount rate applied to certain of Hercules’ assumed environmental remediation reserves that are planned to be remediated in a manner consistent with Hercules’ current policies and procedures. The discount is being accreted over the estimated weighted average remediation period of 10 years.

(t)	Adjustment represents a reclassification to appropriately record the net consolidated deferred tax position for presentation purposes within the unaudited pro forma combined condensed balance sheet. Statement of Financial Accounting Standard No. 109, Accounting for Income Taxes, permits current and noncurrent deferred tax assets and liabilities to be offset and presented as a single amount if they relate to a particular tax-paying component of a company within a particular tax jurisdiction. Ashland has historically treated current and noncurrent deferred tax assets and liabilities in the same manner.

(u)	Adjustment relates to the amortization of debt issuance costs incurred in connection with Ashland’s $2,200 million in additional borrowings as discussed in Note 2(g). Debt issuance costs are amortized over the life of the related debt instrument, which ranges from five to eight years.

(v)

Reflects adjustment to record the fair value of the Hercules outstanding warrants (exercisable through 2029). Upon completion of the merger, the warrants will be converted into the right to receive, upon exercise, the merger consideration consisting of Ashland common stock and cash, in accordance with the terms of the Warrant Agreement. Ashland utilized a Black-Scholes option pricing model to determine the fair value of the warrants, computed using the following assumptions: expected option life 21 years, volatility 28.0%, risk free interest rate of 4.47% and dividend yield of 2.35%. The volatility assumption was calculated by utilizing an unbiased standard deviation of Ashland’s common stock closing price for the past 21 years. The risk free interest rate assumption was based on the U.S. Treasury rates. The dividend yield reflects the assumption that the current dividend payout will continue with no anticipated increases or decreases.

(w)	The following is the computation of basic and diluted earnings per share (EPS) from continuing operations on a pro forma basis.

(In millions except per share data)	Twelve months ended September 30, 2007	Nine months ended June 30, 2008
Numerator
Pro forma basic and diluted EPS – Income from continuing operations	$247	$159

Denominator
Pro forma basic EPS – Weighted average common shares outstanding	73.4	73.3
Common shares issuable upon exercise of stock options and stock appreciation rights	1.3	0.9

Pro forma diluted EPS – Adjusted weighted average shares and assumed conversions	74.7	74.2

Pro forma EPS from continuing operations
Basic	$3.37	$2.17
Diluted	$3.31	$2.14

Diluted earnings per share for the year ended September 30, 2007 and the nine months ended June 30, 2008 excluded the effect of certain securities as their impact would have been anti-dilutive. These potential dilutive securities consisted of 0.6 million stock options, 0.5 million stock appreciation rights and 0.35 million warrants for the year ended September 30, 2007. For the nine months ended June 30, 2008, the potentially dilutive securities consisted of 0.4 million stock options, 1.5 million stock appreciation rights and 0.35 million warrants.

HERCULES FINANCIAL FORECASTS

Set forth below are certain financial forecasts concerning Hercules’ revenue, adjusted EBITDA and capital expenditures that Hercules shared with Ashland in the course of the parties’ mutual due diligence process and with its financial advisor Credit Suisse. These financial forecasts were developed from Hercules’ historical financial statements and do not give effect to any changes or expenses as a result of the merger or any other effects of the merger. Furthermore, the financial forecasts were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC or the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or GAAP.

The financial forecasts included in this proxy statement/prospectus were prepared by and are the responsibility of Hercules management. Neither Ashland’s nor Hercules’ independent auditors, nor any other independent auditors, have compiled, examined or performed any procedures with respect to the prospective financial information contained in the financial forecasts, nor have they expressed any opinion or given any form of assurance on the financial forecasts or their achievability. The auditors’ reports incorporated by reference in this proxy statement/prospectus relate to Ashland and Hercules’ historical financial information. The auditors’ reports do not extend to prospective financial information and should not be read to do so. In addition, Credit Suisse did not assist in the preparation of the financial forecasts and has no responsibility for the financial forecasts. Furthermore, the financial forecasts:

•	necessarily make numerous assumptions, many of which are beyond the control of Hercules, and these assumptions may no longer be accurate or may not prove to be accurate;

•

do not necessarily reflect revised prospects for Hercules’ businesses, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the forecasts were prepared;

•	are not necessarily indicative of current values or future performance, which may be significantly more or less favorable than as set forth below; and

•	should not be regarded as a representation that the financial forecasts will be achieved, or that future financial results will not materially vary from the financial forecasts.

Hercules believes that the assumptions that its management used as a basis for the financial forecasts were reasonable at the time the financial forecasts were prepared, given the information its management had at the time. Inclusion of the financial forecasts in this proxy statement/prospectus is not intended to imply that they reflect the current view of the management of Hercules and they should not be relied upon as such.

These financial forecasts are not a guarantee of performance. Financial forecasts involve risks, uncertainties and assumptions. Neither Ashland nor Hercules can assure you that Hercules’ financial forecasts will be realized or that Hercules’ future financial results will not materially vary from the financial forecasts. The financial forecasts cover multiple years and by their nature become less reliable with each successive year. The financial forecasts do not take into account any circumstances or events occurring after the date they were prepared. Hercules projections for fiscal year 2008 were based on actual results through May and seven months of projections. The projections for the fiscal years 2009 to 2012 were extracted from the Hercules Business Plan developed in the fall of 2007.

The financial forecasts are forward-looking statements. For more information on factors that may cause Hercules’ and, if the merger is completed, the combined company’s, future financial results to materially vary from the financial forecasts set forth below, see “Forward-Looking Statements” on page 21.

Adjusted EBITDA is not a measure of performance under GAAP, and should not be considered as an alternative to net income as a measure of operating performance or cash flows or as a measure of liquidity.

	Projected Fiscal Year Ending December 31,
	2008	2009	2010	2011	2012
	(in millions)
Revenue	$2,401	$2,464	$2,585	$2,716	$2,867
Adjusted EBITDA (1)	$409	$468	$508	$563	$621
Capital Expenditures	$130	$119	$122	$107	$116
Adjusted EBITDA less Capital Expenditures	$279	$349	$386	$456	$505

(1)	Hercules defines “adjusted EBITDA” as income before income taxes and minority interests and equity loss plus interest and debt expense, depreciation and amortization, net of amortization of debt issuance costs, as adjusted to exclude certain items that Hercules considers nonrecurring and that Hercules believes are not indicative of future performance.

EXPERTS

The consolidated financial statements of Ashland and its consolidated subsidiaries appearing in Ashland’s Annual Report (Form 10-K) for the year ended September 30, 2007 (including the schedule appearing therein), and the effectiveness of Ashland’s internal control over financial reporting as of September 30, 2007 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and Ashland management’s assessment of the effectiveness of internal control over financial reporting as of September 30, 2007 are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Hercules as of December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2007 incorporated by reference in this proxy statement/prospectus have been so incorporated in reliance on the reports of BDO Seidman, LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of such firm as experts in auditing and accounting.

LEGAL MATTERS

The legality of the Ashland common stock offered hereby will be passed upon for Ashland by Wyatt, Tarrant & Combs, LLP.

SHAREHOLDER PROPOSALS

Hercules will not hold an annual meeting of its shareholders in 2009 if the merger has been completed. If Hercules holds an annual meeting in 2009, to be included in Hercules’ 2009 Proxy Statement, shareholder proposals must be submitted in writing and received by Israel J. Floyd, Corporate Secretary and General Counsel, Hercules Incorporated, Hercules Plaza, 1313 North Market Street, Wilmington, Delaware 19894-0001, no later than November 19, 2008 (or, if the date of the 2009 Annual Meeting is changed by more than 30 days from the date of the 2008 Annual Meeting, a reasonable time before Hercules begins to print and mail its proxy materials). Upon receipt of a shareholder proposal, Hercules will determine whether or not to include such proposal in its 2009 Proxy Statement in accordance with applicable law. Shareholder proposals submitted after November 19, 2008 will not be included in Hercules’ 2009 Proxy Statement, but may be presented at the 2009 Annual Meeting. However, if any shareholder wishes to present a proposal for the 2009 Annual Meeting that is not included in Hercules’ 2009 Proxy Statement and fails to submit that proposal on or before February 2, 2009, then the persons named as proxies in the proxy card accompanying Hercules’ 2009 Proxy Statement will be allowed to use their discretionary voting authority when the proposal is raised at the 2009 Annual Meeting, without any discussion of the matter in Hercules’ 2009 Proxy Statement.

HOUSEHOLDING OF PROXY MATERIALS

Hercules may satisfy SEC rules regarding delivery of proxy materials by delivering a single proxy statement to an address shared by two or more Hercules shareholders. This practice, known as “householding,” is designed to reduce printing and postage costs. Shareholders owning their shares through a bank, broker or other holder of record who wish to either discontinue or commence householding may request or discontinue householding, or may request a separate copy of this proxy statement/prospectus, either by contacting their bank, broker or other holder of record at the telephone number or address provided in the above referenced notice, or contacting Hercules by telephone at (800) 441-9274 or in writing at Hercules Plaza, 1313 North Market Street, Wilmington, DE 19894-0001, Attention: Corporate Secretary. Shareholders who are requesting a separate copy of this document should provide their name, the name of their broker, bank or other record holders and their account information.

WHERE YOU CAN FIND MORE INFORMATION

Ashland and Hercules file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Ashland or Hercules at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. SEC reports, proxy statements and other information about Ashland and Hercules also are available through the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates, or from commercial document retrieval services.

Ashland has filed a registration statement on Form S-4 to register with the SEC the Ashland common stock to be issued to Hercules shareholders in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Ashland, in addition to being a proxy statement of Hercules for its special meeting. The registration statement, including the attached annexes, exhibits and schedules, contains additional relevant information about Ashland, Ashland common stock and Hercules. As allowed by SEC rules, this proxy statement/prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

The SEC maintains a website that contains reports, proxy statements and other information, including those filed by Ashland and Hercules, at http://www.sec.gov. You may also access the SEC filings and obtain other information about Ashland and Hercules through the websites maintained by Ashland and Hercules, which are http://www.ashland.com/investors and http://www.herc.com, respectively. The information contained in those websites is not incorporated by reference into this proxy statement/prospectus.

INCORPORATION BY REFERENCE

The SEC allows Ashland and Hercules to “incorporate by reference” information into this proxy statement/prospectus, which means that we can disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by information in this proxy statement/prospectus and any later filed incorporated information. This proxy statement/prospectus incorporates by reference the documents set forth below that Ashland and Hercules have previously filed with the SEC. These documents contain important information about the companies and their financial condition.

Ashland Filings with the SEC	Period and/or filing date
Annual Report on Form 10-K	Year ended September 30, 2007, as filed November 27, 2007

Quarterly Reports on Form 10-Q	Quarter ended December 31, 2007, as filed February 8, 2008, Quarter ended March 31, 2008, as filed May 9, 2008, Quarter ended June 30, 2008, as filed August 6, 2008

Current Reports on Form 8-K	Filed January 31, 2008, March 20, 2008, March 28, 2008, May 15, 2008, June 9, 2008, June 18, 2008, June 19, 2008, July 1, 2008, July 14, 2008, August 29, 2008, September 8, 2008 (amendment) and September 10, 2008

Definitive Proxy Statement on Schedule 14A	Filed December 5, 2007

Hercules Filings with the SEC	Period and/or filing date
Annual Report on Form 10-K	Year ended December 31, 2007, as filed February 28, 2008

Quarterly Reports on Form 10-Q	Quarter ended March 31, 2008, as filed April 28, 2008, Quarter ended June 30, 2008, as filed July 28, 2008

Current Reports on Form 8-K	Filed January 14, 2008, January 22, 2008, February 21, 2008, June 24, 2008 (two), July 14, 2008 and July 30, 2008

Definitive Proxy Statement on Schedule 14A	Filed March 19, 2008

All documents filed by Ashland and Hercules pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this proxy statement/prospectus to the date of the special meeting shall also be deemed to be incorporated herein by reference. Information filed with the SEC after the date of this proxy statement/prospectus will automatically update and supersede information contained in or previously incorporated by reference in this proxy statement/prospectus.

You may obtain copies of any document incorporated by reference in this proxy statement/prospectus, without charge, by requesting them in writing, by telephone or by e-mail from the appropriate company at the following addresses:

Hercules Incorporated Investor Relations Hercules Plaza 1313 North Market Street Wilmington, Delaware 19894-0001 Telephone: (800) 441-9247 e-mail: ir@herc.com	Ashland Inc. Investor Relations 50 East RiverCenter Boulevard P.O. Box 391 Covington, Kentucky 41012-0391 Telephone: (859) 815-3527 e-mail: investor_relations@ashland.com

IN ORDER FOR YOU TO RECEIVE TIMELY DELIVERY OF THE DOCUMENTS IN ADVANCE OF THE SPECIAL MEETING, ASHLAND OR HERCULES, AS APPLICABLE, SHOULD RECEIVE YOUR REQUEST NO LATER THAN OCTOBER 27, 2008.

We have not authorized anyone to give any information or make any representation about the merger or our companies that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that we have incorporated into this proxy statement/prospectus. Therefore, if anyone does give you information of this kind, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus is accurate only as of the date of this proxy statement/prospectus, unless the information specifically indicates that another date applies.

ANNEX A

AGREEMENT AND PLAN OF MERGER

Dated as of July 10, 2008

among

ASHLAND INC.,

ASHLAND SUB ONE, INC.

and

HERCULES INCORPORATED

i

(continued)

ii

(continued)

SCHEDULES AND EXHIBITS

Exhibit A	Restated Certificate of Incorporation of the Surviving Corporation	A-64

Exhibit B	Amended and Restated Bylaws of the Surviving Corporation	A-67

iii

AGREEMENT AND PLAN OF MERGER dated as of July 10, 2008 among ASHLAND INC., a Kentucky corporation (“Parent”), ASHLAND SUB ONE, INC., a Delaware corporation (“Sub”) and a wholly owned subsidiary of Parent, and HERCULES INCORPORATED, a Delaware corporation (the “Company” and, together with Parent and Sub, the “parties”).

WHEREAS, the Board of Directors of Parent has determined that this Agreement and the transactions contemplated by this Agreement, including the merger (the “Merger”) of Sub with and into the Company, taken together, are advisable for, fair to and in the best interests of Parent and its stockholders and, by resolutions duly adopted, has approved and adopted this Agreement;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has determined that this Agreement and the transactions contemplated by this Agreement, including the Merger, taken together, are advisable for, fair to and in the best interests of the Company and its stockholders and, by resolutions duly adopted, has approved and adopted this Agreement and resolved to recommend that the Company’s stockholders approve and adopt this Agreement; and

WHEREAS, the Board of Directors of Sub has approved and adopted this Agreement and Parent, as the sole stockholder of Sub, has approved and adopted this Agreement.

NOW, THEREFORE, in consideration for the various representations, warranties, covenants and agreements contained in this Agreement, the parties agree as follows:

ARTICLE I

The Merger

SECTION 1.01. The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Sub shall be merged with and into the Company at the Effective Time. At the Effective Time, the separate corporate existence of Sub shall cease and the Company shall continue as the surviving corporation. The Company, as the surviving corporation in the Merger, is sometimes referred to in this Agreement as the “Surviving Corporation.” The Merger and the other transactions contemplated by this Agreement (excluding the Financing) are referred to in this Agreement collectively as the “Transactions.”

SECTION 1.02. Closing. The closing (the “Closing”) of the Merger shall take place at the offices of Squire, Sanders & Dempsey L.L.P., 350 Park Avenue, New York, New York 10022 at 9:00 a.m. as soon as practicable but in any event no later than the fifth Business Day (or by January 26, 2009 if the Company Stockholder Approval is obtained between December 19, 2008 and January 19, 2009) following the date upon which all of the conditions set forth in Article VII are satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions), or at such other place, time and date as shall be agreed in writing between Parent and the Company; provided, however, that if all the conditions set forth in Article VII shall not have been satisfied or (to the extent permitted by Law) waived on such fifth Business Day, then the Closing shall take place on the first Business Day on which all such conditions shall have been satisfied or (to the extent permitted by Law) waived. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

SECTION 1.03. Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall file with the Secretary of State of the State of Delaware, a certificate of merger (the “Certificate of Merger”) in such form as is required by and executed in accordance with Section 251 of the DGCL, and as soon as practicable on or after the Closing Date, shall make all other filings or recordings required under the DGCL. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, or at such later time as Parent and the Company shall agree and specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).

SECTION 1.04. Effects of the Merger. From and after the Effective Time, the Merger shall have the effects set forth in Section 259 of the DGCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers and franchises of the Company and Sub shall vest in the Surviving Corporation and all debts, liabilities and duties of the Company and Sub shall become the debts, liabilities and duties of the Surviving Corporation.

SECTION 1.05. Certificate of Incorporation and Bylaws. At the Effective Time, without any further action on the part of Parent, the Company or Sub, (a) the Restated Certificate of Incorporation of the Company (the “Company Certificate”) shall be amended and restated so as to read in its entirety as set forth on Exhibit A to this Agreement and, as amended, such Company Certificate shall be the Certificate of Incorporation of the Surviving Corporation and (b) the Amended and Restated Bylaws of the Company shall be amended and restated so as to read in their entirety as set forth on Exhibit B to this Agreement and, as so amended, shall be the Bylaws of the Surviving Corporation, in each case until amended in accordance with (i) the DGCL, (ii) the provisions of such Certificate of Incorporation and Bylaws and (iii) the terms of this Agreement, including the obligations set forth in Section 6.08.

SECTION 1.06. Directors and Officers. From and after the Effective Time, (i) the directors of Sub shall be the directors of the Surviving Corporation and (ii) the officers of Sub shall be the officers of the Surviving Corporation, in each case until the earlier of their resignation or removal, or until their respective successors are duly elected or appointed and qualified.

ARTICLE II

Effect on the Capital Stock of the Constituent Corporations; Exchange of Certificates

SECTION 2.01. Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Company Common Stock or any shares of capital stock of Parent or Sub:

(a) Capital Stock of Sub. Each share of common stock, no par value per share, of Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable share of common stock, no par value per share, of the Surviving Corporation.

(b) Cancellation of Treasury Stock and Parent-Owned Stock. Each share of common stock, no par value, of the Company (the “Company Common Stock”) that is held by the Company as treasury stock and each share of Company Common Stock that is owned directly or indirectly by Parent or Sub immediately prior to the Effective Time shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered in exchange for such shares.

(c) Conversion of Company Common Stock. Subject to Section 2.02(e), each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (including any shares of Company Common Stock that are owned by a wholly owned Subsidiary of the Company, but excluding shares to be cancelled in accordance with Section 2.01(b) and any Appraisal Shares (as defined below)) shall be converted into the right to receive (i) 0.0930 (the “Exchange Ratio”) of a validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share (the “Parent Common Stock”), of Parent (the “Stock Consideration”) and (ii) $18.60 in cash, without interest (the “Cash Consideration” and, together with the Stock Consideration, the “Merger Consideration”). From and after the Effective Time, all shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to this Section 2.01(c) shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate which immediately prior to the Effective Time represented any such shares of Company Common Stock (each, a “Certificate”) shall cease to have any rights with respect to such shares, except the right to receive the Merger

Consideration, any dividends or other distributions payable pursuant to Section 2.02(c) and cash in lieu of any fractional shares payable pursuant to Section 2.02(e), in each case to be issued or paid in consideration therefor upon surrender of such Certificate in accordance with Section 2.02(b), without interest. Notwithstanding the foregoing, if between the date of this Agreement and the Effective Time, the outstanding shares of Parent Common Stock or Company Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event shall have occurred, then any number or amount contained in this Agreement that is based upon the number of shares of Parent Common Stock or Company Common Stock, as the case may be, will be appropriately adjusted to provide to Parent and the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event.

(d) Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time as to which the holder of such shares shall have (i) not voted in favor of the Merger nor consented thereto in writing, (ii) properly complied with the provisions of Section 262 of the DGCL (“Section 262”) as to appraisal rights and (iii) not effectively withdrawn or lost their rights to appraisal (each, an “Appraisal Share”), if any, shall not be converted into the Merger Consideration as provided in this Section 2.01, but rather the holders of Appraisal Shares shall be entitled to payment, solely from the Surviving Corporation, of the appraisal value of such Appraisal Shares to the extent permitted by and in accordance with Section 262. At the Effective Time, all Appraisal Shares shall no longer be outstanding, shall automatically be cancelled and shall cease to exist, and each holder of Appraisal Shares shall cease to have any rights with respect thereto, except the right to receive the appraisal value of such Appraisal Shares in accordance with the provisions of Section 262. Notwithstanding the foregoing, if (A) any holder of Appraisal Shares (1) under the circumstances permitted by and in accordance with the DGCL, fails to perfect or otherwise shall waive, withdraw or lose (through failure to perfect or otherwise) the right to dissent or its right to appraisal under Section 262, (2) fails to establish his entitlement to appraisal rights as provided in the DGCL or (3) fails to take any action the consequence of which is that such holder is not entitled to payment for his shares under the DGCL or (B) a court of competent jurisdiction shall determine that such holder is not entitled to appraisal under Section 262, then such holder shall forfeit the right to appraisal of such shares of Company Common Stock and such shares of Company Common Stock shall thereupon cease to constitute Appraisal Shares and such shares of Company Common Stock shall be deemed to have been converted as of the Effective Time into, and to have become, the right to receive the Merger Consideration as provided in this Section 2.01. The Company shall give reasonably prompt notice to Parent of any demands received by the Company for appraisal of any shares of Company Common Stock, withdrawals of such demands and any other notices pursuant to Section 262 received by the Company. Parent shall have the right to participate with the Company in and, prior to the Effective Time, in consultation with the Company, direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent (which shall not be unreasonably withheld, delayed or conditioned), voluntarily make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

SECTION 2.02. Exchange of Certificates; Exchange Procedures.

(a) Exchange Agent. Prior to the Effective Time, Parent shall appoint a bank or trust company designated by Parent and reasonably acceptable to the Company (the “Exchange Agent”) for the payment of the Merger Consideration. At or prior to the Effective Time, Parent shall deposit with the Exchange Agent, in trust for the benefit of the holders of Certificates, for exchange in accordance with this Article II through the Exchange Agent, certificates representing the shares of Parent Common Stock to be issued as Stock Consideration and cash in U.S. dollars an aggregate amount sufficient to pay the Cash Consideration. In addition, Parent shall deposit with the Exchange Agent, from time to time as needed, cash in U.S. dollars sufficient to pay any dividend or other distributions to which such holders may become entitled pursuant to Section 2.02(c). All such Parent Common Stock and cash deposited with the Exchange Agent is hereinafter referred to as the “Exchange Fund.” The Exchange Fund shall not be used for any other purpose than as set forth in this Section 2.02.

(b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of a Certificate whose shares of Company Common Stock were converted into the right to receive the Merger Consideration, any dividends or other distributions payable pursuant to Section 2.02(c) and cash in lieu of any fractional shares payable pursuant to Section 2.02(e), the following: (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and which shall be in customary form and contain customary provisions as reasonably agreed by the Company and Parent); and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration, any dividends or other distributions payable pursuant to Section 2.02(c) and cash in lieu of any fractional shares payable pursuant to Section 2.02(e). Each holder of record of one or more Certificates shall, upon surrender to the Exchange Agent of such Certificate or Certificates, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, be entitled to receive in exchange therefor (i) the amount of cash to which such holder is entitled pursuant to Section 2.01(c), (ii) a certificate or certificates representing that number of whole shares of Parent Common Stock (after taking into account all Certificates surrendered by such holder) to which such holder is entitled pursuant to Section 2.01(c), (iii) any dividends or distributions payable pursuant to Section 2.02(c) and (iv) cash in lieu of any fractional shares payable pursuant to Section 2.02(e), and the Certificates so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Company Common Stock which is not registered in the transfer records of the Company, payment of the Merger Consideration in accordance with this Section 2.02(b) may be made to a person other than the person in whose name the Certificate so surrendered is registered if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment shall pay any transfer Taxes required by reason of the transfer, or establish to the reasonable satisfaction of Parent that such Taxes have been paid or are not applicable. Until surrendered as contemplated by this Section 2.02(b), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration, any dividends or other distributions payable pursuant to Section 2.02(c) and cash in lieu of any fractional shares payable pursuant to Section 2.02(e). No interest shall be paid or will accrue on any payment to holders of Certificates pursuant to the provisions of this Article II.

(c) Treatment of Unexchanged Shares. No dividends or other distributions declared or made with respect to Parent Common Stock with a record date on or after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock issuable upon surrender thereof, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.02(e), until the surrender of such Certificate in accordance with this Article II. Subject to escheat, Tax or other applicable Law, following surrender of any such Certificate, there shall be paid to the holder of the Certificate representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.02(e) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.

(d) No Further Ownership Rights in Company Common Stock. The shares of Parent Common Stock issued and cash paid in accordance with the terms of this Article II upon conversion of any shares of Company Common Stock (including any cash paid pursuant to subsection (c) or (e) of this Section 2.02) shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such shares of Company Common Stock. From and after the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any certificates formerly representing shares of Company Common Stock are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article II.

(e) No Fractional Shares. No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the conversion of Company Common Stock pursuant to Section 2.01. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Certificates delivered by such holder) shall be entitled to receive, from the Exchange Agent in accordance with the provisions of this Section 2.02(e), a cash payment in lieu of such fractional shares representing such holder’s proportionate interest, if any, in the proceeds from the sale by the Exchange Agent (reduced by any fees of the Exchange Agent attributable to such sale) (as so reduced, the “proceeds”) in one or more transactions of Parent Common Stock equal to the excess of (i) the aggregate number of shares of Parent Common Stock to be delivered to the Exchange Agent by Parent pursuant to Section 2.02(a) over (ii) the aggregate number of whole shares of Parent Common Stock to be distributed to the holders of Certificates pursuant to Section 2.02(b) (such excess being, the “Excess Shares”). The parties acknowledge that payment of the cash proceeds in lieu of issuing certificates or scrip for fractional shares was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to Parent that would otherwise be caused by the issuance of fractional shares. As soon as practicable after the Effective Time, the Exchange Agent, as agent for the holders of the Certificates representing Parent Common Stock, shall sell the Excess Shares at then-prevailing prices on the New York Stock Exchange (“NYSE”) in the manner provided in this Section 2.02(e). The sale of the Excess Shares by the Exchange Agent, for the benefit of the holders that would otherwise receive fractional shares, shall be executed on the NYSE at then-prevailing market prices and shall be executed in round lots to the extent practicable. Until the proceeds of such sale or sales have been distributed to the holders of shares of Company Common Stock, or the Exchange Fund is terminated, the Exchange Agent shall hold such proceeds in trust for the benefit of the holders of shares of Company Common Stock (the “Fractional Share Proceeds”). The Exchange Agent shall determine the portion of the Fractional Share Proceeds to which each holder of shares of Company Common Stock shall be entitled, if any, by multiplying the amount of the aggregate proceeds comprising the Fractional Share Proceeds by a fraction, the numerator of which is the amount of the fractional share interest to which such holder of shares of Company Common Stock would otherwise be entitled and the denominator of which is the aggregate amount of fractional share interests to which all holders of shares of Company Common Stock would otherwise be entitled.

(f) Termination of Exchange Fund. Any portion of the Exchange Fund (including the Fractional Share Proceeds) that remains undistributed to the holders of Company Common Stock for 12 months after the Effective Time shall be delivered to Parent, upon demand, and any holder of Company Common Stock who has not exchanged his shares of Company Common Stock in accordance with this Article II prior to that time shall thereafter look only to Parent for delivery of the Merger Consideration, any cash in lieu of fractional shares and any dividends and distributions to which such holder is entitled pursuant to this Article II.

(g) No Liability. None of Parent, Sub, the Company or the Exchange Agent shall be liable to any Person in respect of any portion of the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any portion of the Exchange Fund which remains undistributed to the holders of Certificates immediately prior to such date on which the Exchange Fund would otherwise escheat to or become the property of any Governmental Entity shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(h) Investment of Exchange Fund. The Exchange Agent shall invest any cash in the Exchange Fund as directed by Parent in obligations of the United States. Any interest and other income resulting from such investments shall be paid to Parent.

(i) Withholding Rights. Each of Parent, the Surviving Corporation and the Exchange Agent (without duplication) shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of Company Common Stock pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the

“Code”), or under any provision of federal, state, local or foreign Tax Law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Certificates in respect of which Parent, the Surviving Corporation or the Exchange Agent, as the case may be, made such deduction or withholding.

(j) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration, any cash in lieu of fractional shares and any dividends and distributions on the Certificate deliverable in respect thereof pursuant to this Agreement.

ARTICLE III

Representations and Warranties of the Company

Except as disclosed in the Company SEC Documents filed prior to the date of this Agreement or in the disclosure letter delivered by the Company to Parent concurrently with the execution of this Agreement (the “Company Disclosure Letter”) (which shall be arranged to correspond to the sections contained in this Article III and the disclosure in any section of the Company Disclosure Letter shall qualify other sections in this Article III to the extent that it is reasonably apparent that such disclosure also qualifies or applies to such other sections), the Company represents and warrants to Parent and Sub as follows:

SECTION 3.01. Organization, Standing and Corporate Power. The Company and each of its Subsidiaries (the “Company Subsidiaries”) are duly organized, validly existing and in good standing under the laws of the jurisdiction in which each is organized and have all requisite power and authority and possess all governmental franchises, licenses, permits, authorizations and approvals (collectively, “Permits”) necessary to enable each to own, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted (the “Company Permits”), except where the failure to have such Company Permits, individually or in the aggregate, is not having or would not reasonably be expected to have a Material Adverse Effect on the Company. The Company and each Company Subsidiary is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties make such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, is not having or would not reasonably be expected to have, a Material Adverse Effect on the Company. The Company has delivered or made available to Parent, prior to the execution of this Agreement, complete and accurate copies of the certificate of incorporation of the Company, as amended to the date of this Agreement (as so amended, the “Company Charter”), and the bylaws of the Company, as amended to the date of this Agreement (as so amended, the “Company Bylaws”).

SECTION 3.02. Company Subsidiaries; Equity Interests.

(a) The Company Disclosure Letter lists each Company Subsidiary and its form and jurisdiction of organization and, for each Company Subsidiary that constitutes a significant subsidiary within the meaning of Rule 1-02 of Regulation S-X of the SEC (a “Significant Company Subsidiary”) as of the date of this Agreement, each jurisdiction in which such Significant Company Subsidiary is qualified or licensed to do business. All the outstanding shares of capital stock of, or other voting securities or ownership interests in, each Company Subsidiary have been validly issued and are fully paid and nonassessable and are owned by the Company, by another Company Subsidiary or by the Company and another Company Subsidiary, free and clear of all pledges, liens, charges, mortgages, encumbrances and security interests of any kind or nature whatsoever (collectively, “Liens”) except for Liens for Taxes that are not yet due and payable or for Liens of an immaterial amount for which the amount or validity is being contested in good faith and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests), except for restrictions imposed by applicable securities laws.

(b) Except for its interests in the Company Subsidiaries, neither the Company nor any Company Subsidiary owns, directly or indirectly, any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any corporation, partnership, joint venture or other business association or entity, excluding equities or similar interests in any publicly-traded entity held for investment by the Company or the Company Subsidiaries and comprising less than 5% of the outstanding equities or similar interests of such entity.

SECTION 3.03. Capital Structure.

(a) The authorized capital stock of the Company consists of 300,000,000 shares of Company Common Stock and 2,000,000 shares of preferred stock, no par value (the “Company Preferred Stock” and, together with the Company Common Stock, the “Company Capital Stock”), of which 125,000 shares have been designated as Series A Junior Participating Preferred Stock (the “Company Series A Preferred Stock”). At the close of business on July 8, 2008, (i) 112,663,180 shares of Company Common Stock were issued and outstanding, of which 1,712,546 were Company Restricted Shares and 483,563 shares were held by an employee stock ownership plan trust under the Company’s Savings and Investment Plan, Plan No. 020, (ii) no shares of Company Preferred Stock were issued or outstanding, (iii) 47,236,293 shares of Company Common Stock were held by the Company in its treasury, (iv) 8,954,274 shares of Company Common Stock were reserved and available for issuance pursuant to the Company Stock Plans, of which 3,880,914 shares were subject to issuance in payment of outstanding Company Stock Options and 151,905 shares were subject to issuance in payment of outstanding Company RSUs, (v) 6,604,214 shares of Company Common Stock were reserved for issuance upon exercise of warrants to purchase shares of Company Common Stock (the “Warrants”) issued pursuant to the Warrant Agreement, dated as of July 27, 1999, between the Company and The Chase Manhattan Bank, as warrant agent (the “Warrant Agreement”), and (vi) 148,732 shares of Company Common Stock were reserved for issuance upon conversion of the Company’s 8% Convertible Subordinated Debentures due 2010 (the “Convertible Debentures”) issued pursuant to the Indenture, dated as of August 15, 1985, between the Company and Bankers Trust Company, as trustee, (the “Convertible Debentures Indenture”). Except as set forth in this Section 3.03(a), at the close of business on July 8, 2008, no shares of capital stock or other voting securities or equity interests of the Company were issued, reserved for issuance or outstanding. After July 8, 2008, there have been no issuances by the Company of shares of capital stock of, or other equity or voting interests in, the Company, other than the issuance of Company Common Stock upon the exercise of Company Stock Options or pursuant to Company RSUs, in each case outstanding at the close of business on July 8, 2008 and in accordance with their terms on July 8, 2008, or upon the exercise of the Warrants or the conversion of the Convertible Debentures, in each case in accordance with their terms on July 8, 2008. Except as set forth in Section 3.03 of the Company Disclosure Letter, there are no outstanding stock appreciation, “phantom” stock, profit participation or dividend equivalent rights or similar rights with respect to the Company or any Company Subsidiary.

(b) All outstanding shares of Company Capital Stock are, and all such shares that may be issued upon the exercise of Company Stock Options or Warrants, pursuant to Company RSUs or upon conversion of Convertible Debentures will be when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Company Charter, the Company Bylaws or any Contract to which the Company is a party or otherwise bound. Except for the Convertible Debentures, there are not any bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Company Common Stock may vote (“Voting Company Debt”). Except for the Company Stock Options, the Company RSUs, the Warrants and the Convertible Debentures, there are not issued, reserved for issuance or outstanding (x) any securities of the Company convertible into or exchangeable or exercisable for shares of capital stock or other voting securities or equity interests of the Company or (y) any warrants, calls, options or other rights to acquire from the Company or any Company Subsidiary or Affiliate, or any obligation of the Company or any Company Subsidiary or Affiliate to issue any capital stock, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or voting securities of the Company. Except for the Company Stock Options, the Company RSUs, the Warrants and the Convertible Debentures, there are not any outstanding obligations of the Company or any of the Company Subsidiaries or Affiliates to repurchase, redeem or otherwise acquire any capital stock of the Company or any securities referred to in clauses (x) or (y) of the immediately preceding sentence or to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock of the Company or any such securities. Neither the Company nor any of the Company Subsidiaries or Affiliates is a party to any voting agreement with respect to the voting of any capital stock of the Company or any such securities. Except under the Company Benefit Plans and except for the Company Stock Options, the Company RSUs, the Warrants and the Convertible Debentures, there are no outstanding (1) securities of the Company or any of the Company Subsidiaries or Affiliates convertible into or exchangeable or exercisable for shares of capital stock or voting securities or equity interests of any Company Subsidiary, (2) warrants, calls, options or other rights to acquire from the Company or any Company Subsidiary, or any obligation of the Company or any Company Subsidiary to issue, any capital stock, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or voting securities of any Company Subsidiary or (3) obligations of the Company or any of the Company Subsidiaries or Affiliates to repurchase, redeem or otherwise acquire any securities of any Company Subsidiary or to issue, deliver or sell, or cause to be issued, delivered or sold, any securities of any Company Subsidiary. The Warrant Agreement and the Convertible Debentures Indenture have not been amended or supplemented from adoption through the date of this Agreement. The Company has delivered to Parent a complete and correct copy of the Warrant Agreement and the Convertible Debentures Indenture.

SECTION 3.04. Authority; Execution and Delivery; Enforceability.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Company Stockholder Approval, to consummate the Transactions. The execution and delivery by the Company of this Agreement and the consummation by the Company of the Transactions have been duly authorized by the Company Board, by unanimous vote of those present at a meeting duly called and determined that the terms of this Agreement are advisable for, fair to, and in the best interests of, the Company and its stockholders. The Company Board at such meeting also unanimously resolved to recommend that the Company’s stockholders approve and adopt this Agreement, and has directed that this Agreement be submitted to the Company’s stockholders for adoption at a duly held meeting of such stockholders (the “Company Stockholder Meeting”). Except for the Company Stockholder Approval, no other corporate proceedings on the part of the Company are necessary to authorize or adopt this Agreement or to consummate the Transactions. The Company has duly executed and delivered this Agreement, and, assuming the due authorization, execution and delivery by Parent and Sub, this Agreement constitutes the Company’s legal, valid and binding obligation, enforceable against it in accordance with its terms.

(b) No “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation or any anti-takeover provision in the Company Charter (including Article Ninth) or the Company Bylaws is, or at the Effective Time will be, applicable to the Merger or the other Transactions. The Company Board has taken or caused to be taken all action so that Parent and Sub will not be prohibited from entering into a “business combination” with the Company or any of its Affiliates as an “interested stockholder” (in each case as such term is used in Section 203 of the DGCL) as a result of the execution of this Agreement or the consummation of the Merger or the other Transactions.

SECTION 3.05. No Conflicts; Consents.

(a) The execution and delivery by the Company of this Agreement do not, and the consummation of the Merger and the other Transactions and compliance with the terms of this Agreement will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, to make an offer to purchase any indebtedness, or to loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of the Company or any Company Subsidiary under, any provision of (i) assuming the Company Stockholder Approval is obtained, the Company Charter, the Company Bylaws or the comparable charter or organizational documents of any Significant Company Subsidiary, (ii) any contract, lease, license, indenture, note, bond, agreement, permit, concession, franchise or other instrument (a “Contract”) to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 3.05(b), and assuming the Company Stockholder Approval is obtained, any judgment, order or decree (“Judgment”) or statute, law (including common law), ordinance, rule or regulation (“Law”), in each case, applicable to the Company or any Company Subsidiary or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such matters that, individually or in the aggregate, are not having or would not reasonably be expected to have a Material Adverse Effect on the Company.

(b) No consent, approval, license, permit, order or authorization (“Consent”) of, or registration, declaration or filing with, or permit from, any federal, state, local or foreign government or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (a “Governmental Entity”) is required to be obtained or made by or with respect to the Company or any Company Subsidiary in connection with the execution, delivery and performance of this Agreement or the consummation of the Transactions, other than (i) (A) the filing with the Securities and Exchange Commission (the “SEC”) of the Proxy Statement/Prospectus in definitive form, (B) the filing with the SEC, and declaration of effectiveness, of the Form S-4 in which the Proxy Statement will be included, (C) the filing with the SEC of such reports under, and such other compliance with, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations thereunder, as may be required in connection with this Agreement, the Merger and the other Transactions and (D) the filing of such applications with, and compliance with requirements of, the NYSE, (ii) (A) compliance with and filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”) and the termination of the waiting period required thereunder, (B) compliance with any applicable requirements under Council Regulation (EC) No. 139/2004 of 20 January 2004 on the control of concentrations between undertakings (published in the Official Journal of the European Union on January 29, 2004 at L 24/1) (the “EC Merger Regulation”) and (C) filings and approvals that to the Company’s Knowledge are required to be made under any foreign antitrust, competition or similar Laws (“Foreign Antitrust Laws”), (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of the other jurisdictions in which the Company is qualified to do business, (iv) such filings and approvals as are required to be made or obtained under the securities or “blue sky” laws of various states in connection with the issuance of Parent Common Stock pursuant to this Agreement and (v) such other items that, individually or in the aggregate, are not having or would not reasonably be expected to have a Material Adverse Effect on the Company.

SECTION 3.06. SEC Documents; Undisclosed Liabilities.

(a) The Company has furnished or filed all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be furnished or filed by the Company with the SEC since January 1, 2006 (such documents, together with any documents filed with the SEC during such period by the Company on a voluntary basis on a Current Report on Form 8-K, but excluding the Proxy Statement/Prospectus, as supplemented and amended since the time of filing, being collectively referred to as the “Company SEC Documents”).

(b) Each Company SEC Document (i) at the time filed (and if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing and in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively), complied as to form in all material respects with the requirements of the Sarbanes-Oxley Act of 2002 (“SOX”) and the

Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document and (ii) did not at the time it was filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing, or in the case of registration statements and proxy statements, then on the dates of effectiveness and the dates of mailing, respectively) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the consolidated financial statements of the Company included in the Company SEC Documents complied at the time it was filed (and if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing and in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively) as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, has been prepared in accordance with applicable generally accepted accounting principles (“GAAP”) (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC or otherwise by applicable Law) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly presented in all material respects (except, in the case of unaudited statements, as permitted by the rules and regulations of the SEC or otherwise by applicable Law) the consolidated financial position of the Company and its consolidated Subsidiaries as of the date thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited statements, to normal year-end audit adjustments).

(c) Neither the Company nor any Company Subsidiary has any material liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its Subsidiaries (or in the notes thereto), other than those liabilities or obligations (i) incurred after December 31, 2007 in the ordinary course of business consistent with prior practice and not prohibited by this Agreement, (ii) permitted or contemplated by this Agreement or (iii) that have been discharged or paid in full in the ordinary course of business.

(d) Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable), or persons performing similar functions, has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to the Company SEC Documents, and the statements contained in such certifications adhere to the requirements of SOX. None of the Company or any of the Company Subsidiaries or Affiliates has outstanding, or has arranged since the effectiveness of Section 402 of SOX any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX. To the Knowledge of the Company, the Company’s outside auditors and its principal executive officer and principal financial officer will be able to give, without qualification, the certifications and attestations required pursuant to SOX when next due.

(e) The Company maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in conformity with GAAP, together with the other reasonable assurances included in the above-referenced definition.

(f) The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) utilized by the Company are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information required to be disclosed is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to enable the principal executive officer and principal financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports.

(g) Neither the Company nor any of the Company Subsidiaries or Affiliates is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of the Company Subsidiaries or Affiliates, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of the Company Subsidiaries in the Company’s or such Company Subsidiary’s published financial statements or other Company SEC Documents.

(h) Since January 1, 2006, the Company has not received any oral or written notification of any (x) “significant deficiency” or (y) “material weakness” in the Company’s internal control over financial reporting. There is no outstanding “significant deficiency” or “material weakness” that has not been appropriately and adequately remedied by the Company, as certified by the Company’s independent accountants. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meanings assigned to them in Exchange Act Rule 12b-2, as in effect on the date of this Agreement.

(i) Since January 1, 2006, (i) neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries, has received any material written (or, to the Knowledge of the Company, oral) complaint, allegation, assertion or claim, alleging that the Company or any of its Subsidiaries has engaged in illegal accounting or auditing practices and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its Subsidiaries or their respective officers, directors, employees or agents to the Board of Directors of the Company or any committee thereof or to any director or officer of the Company.

(j) The Company has no unresolved comments from the staff of the SEC relating to the Company’s filings with the SEC.

(k) None of the Company Subsidiaries is, or has at any time since January 1, 2006 been, individually subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.

SECTION 3.07. Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (i) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the Share Issuance (the “Form S-4”) will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Proxy Statement/Prospectus will, at the date it is first mailed to each of the Company’s stockholders or at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement/Prospectus will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or Sub in writing for inclusion or incorporation by reference in the Proxy Statement/Prospectus.

SECTION 3.08. Absence of Certain Changes or Events. From January 1, 2008 through the date of this Agreement, the Company and each of the Company Subsidiaries has conducted its respective business only in the ordinary course, and during such period there has not been any:

(a) Event that is having or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company;

(b) declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any Company Capital Stock (other than regular quarterly cash dividends not in excess of $0.05 per share, with usual declaration, record and payment dates and in accordance with the Company’s current dividend policy) or the capital stock of any of the Company Subsidiaries (other than dividends or other distributions by a direct or indirect wholly owned Company Subsidiary to its parent) or any repurchase for value by the Company of any Company Capital Stock or the capital stock of any of the Company Subsidiaries;

(c) split, combination, subdivision or reclassification of any Company Capital Stock, other equity interests, securities convertible into or exercisable or exchangeable for Company Capital Stock or other equity interests or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of Company Capital Stock; or

(d) change in financial accounting methods, principles or practices, except insofar as may be required by applicable Law, SEC rule or policy or a change in GAAP.

SECTION 3.09. Taxes. Except as is not having or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) Except with respect to matters for which adequate reserves have been established in accordance with GAAP and reflected in the Company’s financial statements contained in the Company’s Quarterly Report on Form 10-Q filed with the SEC for the quarter ended March 31, 2008: (i) each of the Company and each Company Subsidiary has timely filed (taking into account any extension of time within which to file), or has caused to be timely filed on its behalf, all Tax Returns required to be filed by it; and (ii) all such Tax Returns are true, complete and accurate, and all Taxes shown to be due on such Tax Returns and all Taxes otherwise owed have been timely paid;

(b) The most recent financial statements contained in the Company SEC Documents reflect an adequate reserve for all Taxes payable by the Company and the Company Subsidiaries, whether or not yet due (as distinguished from any reserve for deferred Taxes to reflect timing differences between book and Tax items), for all Taxable periods and portions thereof through the date of such financial statements;

(c) (i) The U.S. federal income Tax Returns of the Company and each Company Subsidiary have been examined by and settled with the United States Internal Revenue Service (the “IRS”), or have closed by virtue of the expiration of the relevant statute of limitations, for all years through 1995; and (ii) except with respect to matters for which adequate reserves have been established in accordance with GAAP and included in the Company’s financial statements contained in the Company’s Quarterly Report on Form 10-Q filed with the SEC for the quarter ended March 31, 2008: (A) all assessments for Taxes due with respect to such completed and settled examinations or any concluded litigation have been fully paid and (B) no deficiency with respect to any Taxes has been proposed, asserted or assessed, in each case, in writing against the Company or any Company Subsidiary and remains unresolved;

(d) Neither the Company nor any Company Subsidiary (i) has been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is the Company) or (ii) has any liability for Taxes of any Person (other than the Company and each Company Subsidiary or Affiliate) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law);

(e) Neither the Company nor any Company Subsidiary has participated in any “listed transaction,” as defined in Treasury Regulation Section 1.6011-4(b)(2), except for transactions with respect to which a closing agreement has been entered into with the IRS;

(f) There are no Liens for Taxes (other than for Taxes not yet due and payable or the amount or validity of which is being contested in good faith) on the properties or assets of the Company or any Company Subsidiary;

(g) Each of the Company and each Company Subsidiary has withheld and remitted all Taxes required to have been withheld and remitted under applicable Tax Law in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder, member or other third party;

(h) No written notification has been received by the Company or any of its Subsidiaries that any U.S. federal, state, local or foreign audit, examination or similar proceeding is currently pending, proposed or asserted with regard to any Taxes or Tax Returns of the Company or any Company Subsidiary;

(i) There are no currently outstanding written agreements to extend the statutory period of assessment or collection of any U.S. federal, state and foreign Taxes with respect to the Company or any of its Subsidiaries;

(j) No written notice of a claim of a currently pending investigation has been received from any jurisdiction with which the Company or any of its Subsidiaries, as applicable, currently does not file Tax Returns, alleging that the Company or any of its Subsidiaries has a duty to file Tax Returns and pay Taxes;

(k) Neither the Company nor any of its Subsidiaries is a party to any tax sharing agreement or tax indemnity agreement providing for the allocation or sharing of Taxes imposed on or with respect to any Person (other than (i) for the absence of doubt, agreements with customers, vendors, lessors or the like entered into in the ordinary course of business and (ii) agreements solely with and among the Company or any of its Subsidiaries);

(l) No closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign law), nor any advance pricing agreement has been entered into by or with respect to the Company or any of its Subsidiaries that has any continuing applicability after the Closing Date;

(m) Neither the Company nor any of the Company Subsidiaries is required, by reason of a change in accounting method for a Tax period beginning on or before the Closing Date, to make any adjustment under Section 481(a) of the Code (or any similar provision of state, local or foreign law) that will affect the liability of the Company or the Company Subsidiaries for any Tax period ending after the Closing Date;

(n) Since January 1, 2008, neither the Company nor any Company Subsidiary has settled or compromised any Tax liability or refund; and

(o) The Company is not and has not been a “controlled corporation” or a “distributing corporation,” as each of such terms is defined in Section 355 of the Code, or a “predecessor corporation” or a “successor corporation,” as each of such terms is defined in Proposed Treasury Regulation Section 1.355-8 (Nov. 22, 2004), in any distribution occurring during the five-year period ending on the date of this Agreement that was purported or intended to be governed by Section 355 of the Code.

(p) For purposes of this Agreement:

“Taxes” means all taxes, whenever created or imposed, and whether of the United States or another jurisdiction, and whether imposed by a local, municipal, state, foreign, U.S. federal or other Governmental Entity, including all interest, penalties and additions imposed with respect to such amounts.

“Tax Returns” means all U.S. federal, state, local, provincial and foreign Tax returns, declarations, statements, reports, schedules, forms, information returns and amended Tax returns, in each case, required to be filed with respect to Taxes (whether or not a payment is required to be made with respect to such filing), including information returns.

It is agreed and understood that the representations and warranties contained in Sections 3.9 and 3.10 of this Agreement are the only representations and warranties by the Company in this Agreement relating to Taxes.

SECTION 3.10. ERISA Compliance; Excess Parachute Payments.

(a) “Company Benefit Plans” means collectively, whether or not subject to ERISA, (i) all “employee pension benefit plans” (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) (“Company Pension Plans”), (ii) all “employee welfare benefit plans” (as defined in Section 3(1) of ERISA) and (iii) all other bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, severance, disability, death benefit, hospitalization, medical or other plans, arrangements or understandings providing benefits to any current or former directors, officers, employees or consultants of the Company or any Company Subsidiary or any employment, consulting, indemnification, severance or termination agreements or arrangements between the Company or any Company Subsidiary and any current or former directors, officers, employees or consultants of the Company or any Company Subsidiary; provided, however, that Company Benefit Plans shall not include any Foreign Benefit Plan or any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA to which the Company or any Company Subsidiary is contributing to or has contributed to (a “Company Multiemployer Pension Plan”). For purposes of this Agreement, the term “Foreign Benefit Plan” shall refer to each plan, program or contract that is subject to or governed by the laws of any jurisdiction other than the United States, and that would have been treated as a Company Benefit Plan had it been a United States plan, program or contract. Section 3.10(a) of the Company Disclosure Letter contains a list of each material Company Benefit Plan, each material Company Multiemployer Pension Plan and each material Foreign Benefit Plan. The Company has made available to Parent true, complete and correct copies of (i) each material Company Benefit Plan and material Foreign Benefit Plan (or, in the case of any unwritten material Company Benefit Plan or any unwritten material Foreign Benefit Plan, a description thereof), (ii) the most recent annual report on Form 5500 filed with the IRS with respect to each Company Benefit Plan (if any such report was required) and all schedules and attachments thereto, (iii) the most recent summary plan description for each material Company Benefit Plan for which such summary plan description is required, (iv) each trust agreement and group annuity contract, group insurance contract or single or set of individual insurance contracts relating to any material Company Benefit Plan and (v) the most recent favorable IRS determination letter for each Company Benefit Plan that has had such a determination letter issued.

(b) Section 3.10(b) of the Company Disclosure Letter identifies each Company Pension Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code (“Qualified Company Plans”). The IRS has issued a favorable determination letter with respect to each Qualified Company Plan and the related trust that has not been revoked, and to the Knowledge of the Company no circumstances exist and no events have occurred that could adversely affect the qualified status of any Company Qualified Plan.

(c) No Company Pension Plan, other than any Company Multiemployer Pension Plan had, as of the respective last annual valuation date for each such Company Pension Plan, an “unfunded benefit liability” (within the meaning of Section 4001(a)(18) of ERISA), based on actuarial assumptions that have been furnished to Parent. None of the Company Pension Plans (other than any Company Multiemployer Pension Plan) has an “accumulated funding deficiency” (as such term is defined in Section 302 of ERISA or Section 412 of the Code), whether or not waived, and for the plan year beginning after December 31, 2007, each such Company Pension Plan meets the requirements for exemption from the shortfall amortization base prescribed in Section 430(c)(5) of the Code and in Section 303(c)(5) of ERISA. None of the Company, any Company Subsidiary, any officer of the Company or any Company Subsidiary or any of the Company Benefit Plans which are subject to ERISA, including the Company Pension Plans (other than any Company Multiemployer Pension Plan), any trusts created thereunder or any trustee or administrator thereof, has engaged in a “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) or any other breach of fiduciary responsibility that could subject the Company, any Company Subsidiary, or any officer of the Company or any Company Subsidiary to the Tax or penalty on prohibited transactions imposed by such Section 4975 or to any liability under Section 502(c), 502(i) or 502(1) of ERISA. No Company Benefit Plan or Company Multiemployer Pension Plan has been terminated, nor has there been any “reportable event” (as that term is defined in Section 4043 of ERISA) with respect to any Company Benefit Plan or Company Multiemployer Pension Plan during the last five years. Neither the Company nor any Company Subsidiary has incurred a “complete withdrawal” or a “partial withdrawal” (as such terms are defined in Sections 4203 and 4205, respectively, of ERISA) with respect to which any material liability remains outstanding. Neither the Company nor any Company Subsidiary has ceased operations at any facility or has withdrawn from any Company Benefit Plan that would subject one or any of them to liability under Sections 4062(e), 4063, 4064 or 4069 of ERISA, and neither the Company nor any Company Subsidiary is subject to a lien under Section 4068 of ERISA.

(d) Except as is not having or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, with respect to any Company Benefit Plan that is an employee welfare benefit plan, (i) no such Company Benefit Plan is funded through a “welfare benefits fund” (as such term is defined in Section 419(e) of the Code) and (ii) each such Company Benefit Plan that is a “group health plan” (as such term is defined in Section 5000(b)(1) of the Code), complies with the applicable requirements of Section 4980B(f) of the Code.

(e) No Company Benefit Plan provides health, medical or other welfare benefits after retirement or other termination of employment (other than for continuation coverage required under Section 4980(B)(f) of the Code), and no circumstances exist that could result in the Company or any of the Company Subsidiaries becoming obligated to provide any such benefits.

(f) Each Company Benefit Plan, its related trust, insurance contract or other funding vehicle has been administered in all material respects in accordance with its terms and is in compliance in all material respects with ERISA, the Code and all other Laws applicable to the Company Benefit Plans. Each of the Company and the Company Subsidiaries is in compliance in all material respects with ERISA, the Code and all other Laws applicable to the Company Benefit Plans.

(g) There are no pending or, to the Knowledge of the Company, threatened material claims by or on behalf of any participant in any of the Company Benefit Plans, or otherwise involving any such Company Benefit Plan or the assets of any Company Benefit Plan, other than routine claims for benefits.

(h) No deduction by the Company or any Company Subsidiaries in respect of any “applicable employee remuneration” (within the meaning of Section 162(m) of the Code) has been disallowed or would reasonably be expected to be disallowed by reason of Section 162(m) of the Code.

(i) The execution and delivery by the Company of this Agreement do not, and the consummation of the Merger and the other Transactions and compliance with the terms of this Agreement will not, (i) entitle any current or former director, officer, employee or consultant of the Company or any Company Subsidiary to severance, change in control or termination compensation or benefits (including any “excess parachute payment” (within the meaning of Section 280G of the Code)), (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any Company Benefit Plan (except as provided in Section 6.05 of this Agreement) or (iii) result in any breach or violation of, or a default under, any Company Benefit Plan.

(j) Each of the Company Benefit Plans subject to Code Section 409A has been administered in all material respects in good faith compliance with the applicable requirements of Code Section 409A, IRS Notice

2005-1 and the proposed regulations issued thereunder. Each Company Stock Option was granted with an exercise price per share equal to or greater than the per share fair market value (as such term is used in Code Section 409A and the proposed regulations and other Department of Treasury interpretative guidance issued thereunder) of the Company Common Stock underlying such Company Stock Option on the grant date thereof.

(k) Except as individually or in the aggregate is not having or would not reasonably be expected to have a Material Adverse Effect on the Company, (i) all Foreign Benefit Plans have been established, maintained and administered in compliance with their terms and all applicable Laws and orders of any controlling Governmental Entity, (ii) all Foreign Benefit Plans that are required to be funded are fully funded based upon reasonable actuarial assumptions as of the most recent valuation, (iii) with respect to all other Foreign Benefit Plans, adequate reserves therefor have been established on the accounting statements of the Company or the applicable Subsidiary to the extent so required and (iv) no liability or obligation of the Company or the Company Subsidiaries exists with respect to such Foreign Benefit Plans that has not been accrued in the consolidated financial statements of the Company included in the Company SEC Documents to the extent so required.

(l) Section 3.10(l) of the Disclosure Letter contains a list of (i) all grants by the Company or any Company Subsidiary from January 1, 2008 through the date of the Agreement to any current or former director or officer of the Company of any increase in compensation, bonus or fringe or other benefits or any type of compensation or benefit to any such current or former director or officer not previously entitled to receive such type of compensation or benefits, other than for normal increases in compensation in the ordinary course of business consistent with past practice and (ii) of any increase in severance, change in control or termination compensation benefits to any current or former director or officer of the Company made from January 1, 2008 through the date of this Agreement.

(m) To the Knowledge of the Company, the Company Benefit Plans set forth in Section 3.10(m) of the Company Disclosure Letter may be amended or terminated without material liability to the Company and the Company Subsidiaries on or at any time after the Effective Time.

It is agreed and understood that the representations and warranties contained in Sections 3.09, 3.10 and 3.14(b) (solely as it relates to the Contracts specified in clause (ii) of 3.14(a)) are the only representations and warranties by the Company in this Agreement relating to employee benefit matters, including the Company Benefit Plans and the Foreign Benefit Plans.

SECTION 3.11. Litigation. There is no suit, action or proceeding pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary that, individually or in the aggregate, is having or would reasonably be expected to have a Material Adverse Effect on the Company and there is no Judgment outstanding against or, to the Knowledge of the Company, investigation by any Governmental Entity involving, the Company or any Company Subsidiary or any of their respective material properties or assets that, individually or in the aggregate, is having or would reasonably be expected to have a Material Adverse Effect on the Company.

SECTION 3.12. Compliance with Applicable Laws.

(a) The Company and the Significant Company Subsidiaries and, to the Knowledge of the Company, the Company Subsidiaries (other than the Significant Company Subsidiaries) are in compliance in all material respects with all applicable Laws and all Company Permits, in each case that are material to their operations as presently conducted.

(b) To the Knowledge of the Company, no material action, demand or investigation by any Governmental Entity is pending or threatened alleging that the Company or a Company Subsidiary is not in compliance in any material respect with any applicable Law or Company Permit, in each case that are material to their operations as presently conducted.

SECTION 3.13. Environmental Matters.

(a) The operations of the Company and the Significant Company Subsidiaries and, to the Knowledge of Company, the Company Subsidiaries (other than the Significant Company Subsidiaries) are, and since January 1, 2006 have been, in compliance in all material respects with all Environmental Laws, and neither the Company, the Significant Company Subsidiaries or, to the Knowledge of Company, the Company Subsidiaries (other than the Significant Company Subsidiaries) has received any material Notice of Violation or similar communications from a Governmental Entity that alleges that the Company or any of the Company Subsidiaries is in violation of, or has liability under, any Environmental Law.

(b) To the Knowledge of the Company (A) (i) each of the Company and each Company Subsidiary has obtained and is in material compliance with all material permits, licenses and governmental authorizations pursuant to Environmental Law necessary for its operations as presently conducted (collectively, “Environmental Permits”), (ii) all such Environmental Permits are valid and in good standing and (iii) neither the Company nor any Company Subsidiary has been advised by any Governmental Entity of any adverse material change in the status or terms and conditions of any Environmental Permit and (B) no Environmental Law imposes any material obligation upon the Company in connection with the consummation of the Merger, including by requiring the Company to obtain the consent of any Governmental Entity.

(c) There are no material Environmental Claims (i) pending against the Company or any Significant Company Subsidiary or, to the Knowledge of the Company, any Company Subsidiary (other than any Significant Company Subsidiary), (ii) to the Knowledge of the Company, threatened against the Company or any Company Subsidiary or (iii) to the Knowledge of the Company, threatened or pending against any predecessor of the Company or any Company Subsidiary.

(d) Neither the Company nor any Company Subsidiary has entered into or agreed to, or become bound by or subject to, any material agreement, consent decree, consent order or Judgment relating to compliance with any Environmental Law or to the investigation or remediation of Hazardous Materials.

(e) To the Knowledge of the Company, there has been no Release of Hazardous Materials at any location that requires any remediation by the Company or any Company Subsidiary under any Environmental Law.

(f) The Company has delivered or made available to Parent copies of all material environmental reports, studies, assessments, data, insurance policies and contractual indemnities in its possession or control relating to the Company, any Company Subsidiary or any of their respective predecessors or any current or former property of the Company, any Company Subsidiary or any of their respective predecessors.

(g) As used in this Agreement:

(i) “Environmental Claim” means any and all administrative, regulatory or judicial actions, suits, orders, demands, directives, claims, liens, investigations, proceedings or written or oral notices of noncompliance or violation by or from any Person alleging liability of whatever kind of nature (including liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, remedial design, operation and maintenance, soil, groundwater, surface water monitoring, governmental response, removal or remediation, natural resources damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from (y) the presence or Release of, or exposure to, any Hazardous Materials at any location; or (z) the failure to comply with any Environmental Law.

(ii) “Environmental Law” means all applicable federal, state, local and foreign Laws, rules, regulations, orders, decrees, judgments, or legally binding agreements issued, promulgated or entered into by or with any Governmental Entity, relating to pollution, natural resources or protection of endangered or threatened species, human health or the environment (including ambient air, surface water, groundwater, land surface or subsurface strata).

(iii) “Hazardous Materials” means (y) any petroleum or petroleum products, explosive or radioactive materials or wastes, asbestos in any form, dioxin, urea formaldehyde foam insulation and polychlorinated biphenyls; and (z) any other chemical, material, substance or waste that in relevant form or concentration is prohibited, limited or regulated or otherwise creates liability under any Environmental Law.

(iv) “Release” means any active or passive, intentional or unintentional release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into or through the environment (including ambient air, surface water, groundwater, land surface or subsurface strata) or within any building, structure, facility or fixture.

It is agreed and understood that the representations and warranties contained in Sections 3.05(b) and 3.13 are the only representations and warranties by the Company in this Agreement relating to environmental matters.

SECTION 3.14. Material Contracts.

(a) For purposes of this Agreement, a “Company Material Contract” shall mean:

(i) each Contract that is a “material contract” pursuant to Item 601(b)(10) of Regulation S-K;

(ii) any employment, severance, consulting or other Contract with an employee or former employee (in each case “Band 21” or higher), officer or director of the Company of any Significant Company Subsidiary which will require the payment of amounts by the Company or of any Significant Company Subsidiary, as applicable, after the date of this Agreement in excess of $250,000 per annum (excluding in each case agreements, arrangements and payments in the ordinary course for expatriate compensation, relocations and transfers, payments under applicable pension and severance plans and collective bargaining agreements and statutory benefit or compensation provisions);

(iii) any Contract pursuant to which the Company or any of its Subsidiaries has entered into a partnership or joint venture with any other person (other than the Company or any of its Subsidiaries) that, as a result of the Transactions, (A) would be terminable by the other party or (B) would allow the other party to acquire the Company’s or the Subsidiary’s interest in such partnership or joint venture;

(iv) any indenture, mortgage, loan, guarantee or credit Contract under which the Company or any of its Subsidiaries has outstanding indebtedness for borrowed money or any outstanding note, bond, indenture or other evidence of indebtedness for borrowed money or otherwise or any guaranteed indebtedness for money borrowed by others, in each case, for or guaranteeing a principal amount in excess of $10,000,000;

(v) any Contract for capital expenditures or the acquisition or construction of fixed assets which require aggregate future payments in excess of $5,000,000 over the remaining life of such Contract;

(vi) any Contract (other than Contracts entered into in the ordinary course of business that are terminable or cancellable without material penalty on 90 days’ notice or less) under which the Company or any of its Subsidiaries is a purchaser or supplier of goods and services which, pursuant to the terms thereof, requires payments after the date of this Agreement by the Company or any of its Subsidiaries in excess of $10,000,000 per annum;

(vii) any Contract entered into on or after January 1, 2007 relating to the acquisition or disposition of any business (whether by merger, sale of stock or assets or otherwise), in an amount in excess of $15,000,000 that has not been consummated or that has been consummated since January 1, 2007, but contains representations, covenants, indemnities or other obligations that are still in effect; and

(viii) any Contract relating to Intellectual Property Rights which requires payments after the date of this Agreement by the Company or any Company Subsidiary in excess of $5,000,000 per annum;

in each case excluding any Contracts among the Company and direct or indirect wholly owned Company Subsidiaries or among direct and indirect wholly owned Company Subsidiaries.

(b) The Company Disclosure Letter sets forth a list of all Company Material Contracts as of the date of this Agreement, except for this Agreement, Contracts filed or incorporated by reference as an Exhibit to the Company’s most recent annual report on Form 10-K and Contracts filed as an Exhibit to any of the Company’s quarterly reports on Form 10-Q or current reports on Form 8-K filed since the filing of Company’s most recent annual report on Form 10-K. Each Company Material Contract is a valid, binding and legally enforceable obligation of the Company or one of the Company Subsidiaries, and, to the Knowledge of the Company, is in full force and effect, except for such failures to be valid, binding and legally enforceable or to be in full force and effect that are not having or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Subject to such exceptions as are not having or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, there is no default under any Company Material Contract by the Company or any Company Subsidiary or, to the Knowledge of the Company, by any other party thereto, and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a default thereunder by the Company or any Company Subsidiary or, to the Knowledge of the Company, by any other party thereto.

(c) Other than (i) distribution agreements, (ii) tolling agreements, (iii) supply agreements, (iv) licenses of Intellectual Property, (v) Contracts that can be terminated by the Company or Company Subsidiary on 90 days or less notice and (vi) agreements entered into in the ordinary course of business, neither the Company nor any Company Subsidiary is a party to or bound by any Company Material Contract that restricts in any material respect the ability of the Company to conduct the business of the Company and the Company Subsidiaries, taken as a whole, as conducted on the date of this Agreement, or, to the Company’s Knowledge, that would restrict in any material respect the ability of Parent or any Parent Subsidiary immediately after the Effective Time, to continue the conduct of such business in all material respects in the same manner and extent as conducted by the Company and the Company Subsidiaries as of the date of this Agreement.

SECTION 3.15. Properties.

(a) The Company and each Company Subsidiary own, have a valid leasehold interest in or otherwise have the valid right to use all real property used by them in their business as presently conducted, except for such real properties as are no longer used or useful in the conduct of their businesses or as have been disposed of in the ordinary course of business or are otherwise immaterial to the conduct of the business and except for defects in title, easements, restrictive covenants and similar encumbrances or impediments that, individually or in the aggregate, are not having or would not reasonably be expected to have a Material Adverse Effect on the Company. All of the Company’s and the Company Subsidiaries’ owned real properties are owned free and clear of all Liens, except for (i) Liens for Taxes that are not yet due and payable or (ii) Liens that, individually or in the aggregate, are not having or would not reasonably be expected to have a Material Adverse Effect on the Company.

(b) The Company and each of the Company Subsidiaries have complied with the terms of all real property leases to which each is a party, and all real property leases to which the Company or any Company Subsidiary is a party are in full force and effect, except for such noncompliance or failure to be in full force and effect that, individually or in the aggregate, are not having or would not reasonably be expected to have a Material Adverse Effect on the Company. None of the Company nor any Company Subsidiary has received any written notice of any event or occurrence that has resulted or could result (with or without the giving of notice, the lapse of time or both) in a default with respect to any material lease to which it is a party, except where the failure to so comply or to be in full force and effect is not having or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(c) Except for matters that, individually or in the aggregate, are not having or would not reasonably be expected to have a Material Adverse Effect on the Company, (i) the Company and each Company Subsidiary own, have a valid leasehold interest in or otherwise have the right to use all of the personal property used in the conduct of their businesses as presently conducted, free and clear of all Liens, (ii) such assets are sufficient to conduct their business as presently conducted and (iii) such assets are in sufficiently good condition to permit the conduct of their business after Closing in the same manner as it was conducted prior to the Closing.

SECTION 3.16. Intellectual Property.

(a) The Company and the Company Subsidiaries own, clear of Liens, or are validly licensed or otherwise have the right to use (without any obligation to make any fixed or contingent payments including royalty payments in excess of $250,000 per annum for any license or right to use), all inventions and improvements reduced to practice, patents, patent rights, trademark, trademark rights, trade names, trade name rights, service marks, service mark rights, copyrights, domain names, software and other proprietary intellectual property rights material to the conduct of the business of the Company and the Company Subsidiaries as presently conducted (collectively, “Intellectual Property Rights”), except where the failure to own, have a valid license or have the rights to use such Intellectual Property Rights presently would not have or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b) No claims for infringement, unauthorized use or violation (other than those typical in the ordinary course of application and registration processes for patents, trademarks, copyrights, service marks and domain names) by the Company or any Company Subsidiary are pending in any jurisdiction in which the Company and the Company Subsidiaries presently have material business and which claim reasonably relates to a challenge to the ownership, licensing or right to use by the Company or any Company Subsidiary of any Intellectual Property Rights.

(c) To the Knowledge of the Company, (i) there is no fact or event (including receipt of a written notice) which the Company believes is likely to result in any claim of infringement, unauthorized use or violation of any patents, patent applications, registered trademarks, registered copyrights or registered service marks of any Person, (ii) no Person is infringing the Intellectual Property Rights of the Company or any of the Company Subsidiaries, except where such infringement is not having or would not reasonably be expected to adversely effect the ability of the Company and the Company Subsidiaries to continue to conduct the business of the Company and the Company Subsidiaries, taken as a whole, in all material respects as conducted as of the date of this Agreement, (iii) the ownership, license of and a right to use by the Company and the Company Subsidiaries of its Intellectual Property Rights is subsisting and unexpired and will remain so without action by the Company or any Company Subsidiary outside of the ordinary course for at least through December 31, 2008, (iv) the Company has a program (including certain confidentiality, non-disclosure and assignment of invention features and provisions) for the benefit of the Company and the Company Subsidiaries that reasonably protects their respective Intellectual Property Rights.

SECTION 3.17. Labor Matters. None of the Company or any of the Company Subsidiaries is a party to or bound by, and none of their employees is subject to, any collective bargaining agreement and, to the Knowledge of the Company, there are no labor unions or other organizations representing, or purporting to represent, any employees employed by the Company or any of the Company Subsidiaries (a “Company Union”). To the Knowledge of the Company, no labor union is currently engaged in or threatening organizational efforts with respect to any employees of the Company or any of the Company Subsidiaries. There is no, and for the prior three years there has not been any, material strike, slowdown, picketing, work stoppage, concerted refusal to work overtime or other similar labor activity with respect to any employees of the Company or any of the Company Subsidiaries. There are no labor disputes instituted by a Company Union currently subject to any pending arbitration or litigation and there is no representation petition by a Company Union pending or, to the Knowledge of the Company, threatened by a Company Union with respect to any employee of the Company or any of the Company Subsidiaries.

SECTION 3.18. Brokers’ Fees and Expenses. No broker, investment banker, or financial advisor or other Person, other than Credit Suisse Securities (USA) LLC (the “Company Financial Advisor”), the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger and the other Transactions based upon arrangements made by or on behalf of the Company or the Company Subsidiaries. The Company has furnished to Parent a true and complete copy of all agreements between the Company and the Company Financial Advisor relating to the Merger and other Transactions.

SECTION 3.19. Opinion of Financial Advisor. The Company has received the opinion of the Company Financial Advisor, dated the date of this Agreement, to the effect that, as of such date, the consideration to be received in the Merger by the holders of Company Common Stock is fair to such holders from a financial point of view. The Company shall provide a complete and correct signed written copy of such opinion to Parent as soon as practicable after the date of this Agreement for information purposes only and the Company has received the consent of the Company Financial Advisor to include such written opinion in the Proxy Statement/Prospectus.

SECTION 3.20. Voting Requirements. The affirmative vote of holders of two-thirds of the outstanding shares of Company Common Stock entitled to vote at the Company Stockholder Meeting or any adjournment or postponement thereof to adopt this Agreement (the “Company Stockholder Approval”) is the only vote of the holders of any class or series of capital stock of the Company necessary in connection with the consummation of the Merger and the other Transactions.

SECTION 3.21. Insurance. Copies of all material insurance policies currently maintained by the Company and the Company Subsidiaries, including fire and casualty, general liability, business interruption, directors’ and officers’ and other professional liability policies, and all material settlement agreements with Company’s insurance carriers have been made available to Parent. All such insurance policies are in full force and effect and provide insurance in such amounts and against such risks as the management of the Company reasonably believes to be prudent in accordance with industry practices or as is required by Law.

SECTION 3.22. Affiliate Transactions. Except as set forth in the Company’s last proxy statement filed with the SEC prior to the date of this Agreement, since January 1, 2007, no event has occurred as of the date of this Agreement that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC.

SECTION 3.23. No Additional Representations. The Company acknowledges that none of Parent, Sub nor any Person has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding Parent or Sub furnished or made available to the Company and its Representatives except as expressly set forth in Article IV (which includes the Parent Disclosure Letter and the Parent SEC Documents), and none of Parent, Sub or any other Person shall be subject to any liability to the Company or any other Person resulting from Parent’s making available to the Company or the Company’s use of such information or any information, documents or material made available to the Company in the due diligence materials provided to the Company, including in management presentations (formal or informal) or in any other form in connection with the Merger and the other Transactions. Without limiting the foregoing, the Company makes no representation or warranty to Parent or Sub with respect to any financial projection or forecast relating to the Company or any of the Company Subsidiaries, whether or not included in any management presentation.

ARTICLE IV

Representations and Warranties of Parent and Sub

Except as disclosed in the Parent SEC Documents filed prior to the date of this Agreement or in the disclosure letter delivered by Parent to the Company concurrently with the execution of this Agreement (the “Parent Disclosure Letter”) (which shall be arranged to correspond to the sections contained in this Article IV and the disclosure in any section of the Parent Disclosure Letter shall qualify other sections in this Article IV to the extent that it is reasonably apparent that such disclosure also qualifies or applies to such other sections), Parent and Sub represent and warrant to the Company as follows:

SECTION 4.01. Organization, Standing and Power. Parent and each of its Subsidiaries, including Sub (the “Parent Subsidiaries”), are duly organized, validly existing and in good standing under the laws of the jurisdiction in which each is organized and have all requisite power and authority and possesses all Permits necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted (the “Parent Permits”), except where the failure to have such Parent Permits, individually or in the aggregate, is not having or would not reasonably be expected to have, a Material Adverse Effect on Parent. Parent and each Parent Subsidiary is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties make such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, is not having or would not reasonably be expected to have, a Material Adverse Effect on Parent. Since the date of its incorporation, Sub has not carried on any business or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto. Parent has delivered or made available to the Company, prior to execution of this Agreement, complete and accurate copies of the certificate of incorporation of Parent, as amended to the date of this Agreement (as so amended, the “Parent Charter”), and the bylaws of Parent, as amended to the date of this Agreement (as so amended, the “Parent Bylaws”) and the certificate of incorporation and bylaws of Sub.

SECTION 4.02. Parent Subsidiaries; Equity Interests.

(a) The Parent Disclosure Letter lists each Parent Subsidiary and its form and jurisdiction of organization and, for each Parent Subsidiary that constitutes a significant subsidiary within the meaning of Rule 1-02 of Regulation S-X of the SEC (a “Significant Parent Subsidiary”) as of the date of this Agreement, each jurisdiction in which such Significant Parent Subsidiary is qualified or licensed to do business. All the outstanding shares of capital stock of, or other voting securities or ownership interests in, each Parent Subsidiary have been validly issued and are fully paid and nonassessable and are owned by Parent, by another Parent Subsidiary or by Parent and another Parent Subsidiary, free and clear of all Liens except for Liens for Taxes that are not yet due and payable, and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests), except for restrictions imposed by applicable securities laws.

(b) Except for its interests in the Parent Subsidiaries, neither Parent nor any Parent Subsidiary owns, directly or indirectly, any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any corporation, partnership, joint venture or other business association or entity, excluding equities or similar interests in any publicly traded entity held for investment by Parent or the Parent Subsidiaries and comprising less than 5% of the outstanding equities or similar interests of such entity.

SECTION 4.03. Capital Structure.

(a) The authorized capital stock of Parent consists of 200,000,000 shares of Parent Common Stock and 30,000,000 shares of Cumulative Preferred Stock (the “Parent Preferred Stock” and, together with the Parent Common Stock, the “Parent Capital Stock”). At the close of business on June 30, 2008, (i) 63,005,458 shares of

Parent Common Stock were issued and outstanding, (ii) no shares of Parent Preferred Stock were issued or outstanding, (iii) 8,469,020 shares of Parent Common Stock were reserved and available for issuance pursuant to the Parent Stock Plans or the Employee Savings Plan, of which 875,720 shares were subject to outstanding Parent Stock Options, 2,031,758 shares were subject to outstanding Parent SARs that were not granted in tandem with Parent Stock Options and 739,727 shares were subject to outstanding Parent Stock Equivalent Awards. Except as set forth in this Section 4.03(a), at the close of business on June 30, 2008, no shares of capital stock or other voting securities of Parent were issued, reserved for issuance or outstanding. After June 30, 2008, there have been no issuances by Parent of shares of capital stock of, or other equity or voting interests in, Parent, other than the issuance of Parent Common Stock upon the exercise of Parent Stock Options or Parent SARs or pursuant to Parent Stock Equivalent Awards, in each case outstanding at the close of business on June 30, 2008 and in accordance with their terms on June 30, 2008, and issuances of additional Parent Stock Options, Parent SARs or Parent Stock Equivalent Awards thereafter in the ordinary course of business and shares of Parent Common Stock upon the exercise of such Parent Stock Options or Parent SARs or pursuant to such Parent Stock Equivalent Awards. Except as otherwise provided in this Section 4.03(a), there are no outstanding stock appreciation, “phantom” stock, profit participation or dividend equivalent rights or similar rights with respect to Parent or any Parent Subsidiary.

(b) All outstanding shares of Parent Capital Stock are, and all such shares that may be issued upon the exercise of Parent Stock Options or Parent SARs or pursuant to Parent Stock Equivalent Awards will be when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Kentucky Business Corporation Act, the Parent Charter, the Parent Bylaws or any Contract to which Parent is a party or otherwise bound. There are not any bonds, debentures, notes or other indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Parent Common Stock may vote (“Voting Parent Debt”). Except for the Parent Stock Options, Parent SARs and Parent Stock Equivalent Awards, there are not issued, reserved for issuance or outstanding any securities of Parent convertible into or exchangeable or exercisable for shares of capital stock or other voting securities or equity interests of Parent or any warrants, calls, options or other rights to acquire from Parent or any Parent Subsidiaries, and no obligation of Parent or any Parent Subsidiaries to issue, any capital stock, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or voting securities of Parent. There are not any outstanding obligations of Parent or any of the Parent Subsidiaries to repurchase, redeem or otherwise acquire any capital stock of Parent or any securities referred to in the immediately preceding sentence or to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock of Parent or any such securities. Neither Parent nor any of the Parent Subsidiaries is a party to any voting agreement with respect to the voting of any capital stock of Parent or any such securities. There are no outstanding (1) securities of Parent or any of the Parent Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or voting securities or equity interests of any Parent Subsidiary, (2) warrants, calls, options or other rights to acquire from Parent or any Parent Subsidiary, and no obligation of Parent or any Parent Subsidiary to issue, any capital stock, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or voting securities of any Parent Subsidiary or (3) obligations of Parent or any of the Parent Subsidiaries to repurchase, redeem or otherwise acquire any securities of any Parent Subsidiary or to issue, deliver or sell, or cause to be issued, delivered or sold, any securities of any Parent Subsidiary.

(c) The authorized capital stock of Sub consists of 1,000 shares of common stock, no par value, all of which have been validly issued, are fully paid and nonassessable and are owned by Parent free and clear of any Lien.

SECTION 4.04. Authority; Execution and Delivery; Enforceability.

(a) Each of Parent and Sub has all requisite corporate power and authority to execute and deliver this Agreement, to perform their obligations hereunder and to consummate the Merger and the other Transactions.

The execution and delivery of this Agreement by Parent and Sub and the consummation by Parent and Sub of the Merger and the other Transactions have been duly authorized by all necessary corporate action on the part of Parent and Sub and, assuming for purposes of determining the absence of a required vote of the stockholders of Parent the accuracy of the representations and warranties of the Company set forth in Section 3.03 and the compliance by the Company with its obligations under Section 5.01(a), no other corporate proceedings on the part of Parent or Sub are necessary to authorize or adopt this Agreement or to consummate the Merger and the other Transactions. Parent, as the sole stockholder of Sub, has approved and adopted this Agreement. This Agreement has been duly executed and delivered by Parent and Sub and, assuming the due authorization, execution and delivery by the other parties thereto, constitutes a legal, valid and binding obligation of Parent and Sub, as applicable, enforceable against Parent and Sub, as applicable, in accordance with its terms.

(b) No “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation applies to Parent with respect to this Agreement and no anti-takeover provision in the Parent Charter or the Parent Bylaws is, or at the Effective Time will be, applicable to the Merger, the Share Issuance or the other Transactions. For purposes of this Agreement, “Share Issuance” means the authorized issuance by Parent of the Parent Common Stock constituting Stock Consideration and of a sufficient number of shares of Parent Common Stock for delivery upon exercise of the Company Stock Options to be assumed in accordance with Section 6.05.

SECTION 4.05. No Conflicts; Consents.

(a) The execution and delivery by each of Parent and Sub of this Agreement do not, and the consummation of the Merger, the Share Issuance and the other Transactions and compliance with the terms of this Agreement will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, to any obligation to make an offer to purchase any indebtedness, or loss of a material benefit under, or result in the creation of any Lien (other than Liens created by the Financing) upon any of the properties or assets of Parent or any Parent Subsidiary under, any provision of (i) the Parent Charter, the Parent Bylaws or the comparable charter or organizational documents of any Significant Parent Subsidiary, (ii) any Contract to which Parent or any Parent Subsidiary is a party or by which any of their respective properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 4.05(b), any Judgment or Law applicable to Parent or any Parent Subsidiary or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that, individually or in the aggregate, are not having or would not reasonably be expected to have a Material Adverse Effect on Parent.

(b) No Consent of, or registration, declaration or filing with, or permit from, any Governmental Entity is required to be obtained or made by or with respect to Parent or any Parent Subsidiary in connection with the execution, delivery and performance of this Agreement or the consummation of the Transactions, other than (i) (A) the filing with the SEC of the Proxy Statement/Prospectus in definitive form, (B) the filing with the SEC, and declaration of effectiveness, of the Form S-4, in which the Proxy Statement will be included, (C) the filing with the SEC of such reports under, and such other compliance with, the Exchange Act and the Securities Act, and the rules and regulations thereunder, as may be required in connection with this Agreement, the Merger and the other Transactions and (D) the filing of such applications with, and compliance with requirements of, the NYSE, (ii) (A) compliance with and filings under the HSR Act and the termination of the waiting period required thereunder, (B) compliance with any applicable requirements under the EC Merger Regulation and (C) filings and approvals that to the Parent’s Knowledge are required to be made under any Foreign Antitrust Laws, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of the other jurisdictions in which Parent is qualified to do business, (iv) such filings and approvals as are required to be made or obtained under the securities or “blue sky” laws of various states in connection with the issuance of Parent Common Stock pursuant to this Agreement, (v) such of the foregoing as may be required in connection with the Financing and (vi) such other items that, individually or in the aggregate, are not having or would not reasonably be expected to have a Material Adverse Effect on Parent.

SECTION 4.06. SEC Documents; Undisclosed Liabilities.

(a) Parent has furnished or filed all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be furnished or filed by Parent with the SEC since October 1, 2006 (such documents, together with any documents filed with the SEC during such period by Parent on a voluntary basis on a Current Report on Form 8-K, but excluding the Proxy Statement/Prospectus, as supplemented and amended since the time of filing, and the Form S-4, being collectively referred to as the “Parent SEC Documents”).

(b) Each Parent SEC Document (i) at the time filed (and if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing and in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively), complied as to form in all material respects with the requirements of SOX and the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Document and (ii) did not at the time it was filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing, or in the case of registration statements and proxy statements, then on the dates of effectiveness and the dates of mailing, respectively) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the consolidated financial statements of Parent included in the Parent SEC Documents complied at the time it was filed (and if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing and in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively) as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, has been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC or otherwise by applicable Law) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly presented in all material respects (except, in the case of unaudited statements, as permitted by the rules and regulations of the SEC or otherwise by applicable Law) the consolidated financial position of Parent and its consolidated Subsidiaries as of the date thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited statements, to normal year-end audit adjustments).

(c) Neither Parent nor any Parent Subsidiary has any material liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of Parent and its Subsidiaries (or in the notes thereto) other than those liabilities or obligations (i) incurred after September 30, 2007 in the ordinary course of business consistent with prior practice and not prohibited by this Agreement, (ii) permitted or contemplated by this Agreement or (iii) that have been discharged or paid in full in the ordinary course of business.

(d) Each of the principal executive officer of Parent and the principal financial officer of Parent (or each former principal executive officer of Parent and each former principal financial officer of Parent, as applicable), or persons performing similar functions, has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to the Parent SEC Documents, and the statements contained in such certifications adhere to the requirements of SOX. None of Parent or any of the Parent Subsidiaries or Affiliates has outstanding, or has arranged since the effectiveness of Section 402 of SOX any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX. To the Knowledge of Parent, Parent’s outside auditors and its principal executive officer and principal financial officer will be able to give, without qualification, the certifications and attestations required pursuant to SOX when next due.

(e) Parent maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in conformity with GAAP, together with the other reasonable assurances included in the above-referenced definition.

(f) Neither Parent nor any of the Parent Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Parent and any of the Parent Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of the Parent Subsidiaries in the Parent’s or such Parent Subsidiary’s published financial statements or other Parent SEC Documents.

(g) The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) utilized by Parent are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information required to be disclosed is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to enable the principal executive officer and principal financial officer of Parent to make the certifications required under the Exchange Act with respect to such reports.

(h) Since October 1, 2006, Parent has not received any oral or written notification of any (x) “significant deficiency” or (y) “material weakness” in Parent’s internal control over financial reporting. There is no outstanding “significant deficiency” or “material weakness” that has not been appropriately and adequately remedied by Parent, as certified by Parent’s independent accountants. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meanings assigned to them in Exchange Act Rule 12b-2, as in effect on the date of this Agreement.

(i) Since October 1, 2006, (i) neither Parent nor any of the Parent Subsidiaries, nor, to the Knowledge of Parent, any director, officer, employee, auditor, accountant or representative of Parent or any of its Subsidiaries, has received any material written (or, to the Knowledge of Parent, oral) complaint, allegation, assertion or claim, challenging that Parent or any of its Subsidiaries has engaged in illegal accounting or auditing practices and (ii) no attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Parent or any of its Subsidiaries or their respective officers, directors, employees or agents to the Board of Directors of Parent or any committee thereof or to any director or officer of Parent.

(j) Parent has no unresolved comments from the staff of the SEC relating to the Parent’s filings with the SEC.

(k) None of the Parent Subsidiaries is, or has at any time since October 1, 2006 been, individually subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.

SECTION 4.07. Information Supplied. None of the information supplied or to be supplied by Parent or Sub for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the Proxy Statement/Prospectus will, at the date it is first mailed to each of the Company’s stockholders or at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 will comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations thereunder, except that no representation is made by Parent or Sub with respect to statements made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference in the Proxy Statement/Prospectus.

SECTION 4.08. Absence of Certain Changes or Events.

(a) From October 1, 2007 through the date of this Agreement, Parent and each of the Parent Subsidiaries has conducted its respective business only in the ordinary course, and during such period there has not been any:

(i) Event that is having or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent;

(ii) declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any Parent Capital Stock (other than regular quarterly cash dividends not in excess of $0.275 per share, with usual declaration, record and payment dates and in accordance with Parent’s current dividend policy) or the capital stock of any of the Parent Subsidiaries (other than dividends or other distributions by a direct or indirect wholly owned Parent Subsidiary to its parent) or any repurchase for value by Parent of any Parent Capital Stock or the capital stock of any of the Parent Subsidiaries; or

(iii) split, combination, subdivision or reclassification of any Parent Capital Stock, other equity interests, securities convertible into or exercisable or exchangeable for Parent Capital Stock or other equity interests or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of Parent Capital Stock.

(b) Since the date of this Agreement, there has not been any Event that, individually or in the aggregate, is having or would reasonably be expected to have a Material Adverse Effect on Parent.

SECTION 4.09. Litigation. There is no suit, action or proceeding pending or, to the Knowledge of Parent, threatened against Parent or any Parent Subsidiary that, individually or in the aggregate, is having or would reasonably be expected to have a Material Adverse Effect on Parent and there is no Judgment outstanding against or, to the Knowledge of Parent, investigation by any Governmental Entity involving, Parent or any Parent Subsidiary or any of their respective material properties or assets that, individually or in the aggregate, is having or would reasonably be expected to have a Material Adverse Effect on Parent.

SECTION 4.10. Compliance with Applicable Laws.

(a) Parent and the Significant Parent Subsidiaries and, to the Knowledge of Parent, the Parent Subsidiaries (other than the Significant Parent Subsidiaries) are in compliance in all material respects with all applicable Laws and all Parent Permits, in each case that are material to their operations as presently conducted.

(b) To the Knowledge of Parent, no material action, demand or investigation by any Governmental Entity is pending or threatened alleging that Parent or a Parent Subsidiary is not in compliance in any material respect with any applicable Law or Parent Permit, in each case that are material to their operations as presently conducted.

SECTION 4.11. Brokers’ Fees and Expenses. No broker, investment banker, financial advisor or other Person, other than Citigroup Global Markets Inc. (the “Parent Financial Advisor”), the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger and the other Transactions based upon arrangements made by or on behalf of Parent, Parent’s Subsidiaries or Sub.

Section 4.12. Opinion of Financial Advisor. Parent has received the opinion of the Parent Financial Advisor, dated the date of this Agreement, to the effect that, as of such date, the consideration to be paid in the Merger by Parent is fair to Parent from a financial point of view, a signed copy of which opinion has been, or will promptly be, delivered to Parent.

SECTION 4.13. Financing.

(a) Parent has received a commitment letter, dated as of the date of this Agreement (the “Financing Letter”) from Banc of America Securities LLC, Banc of America Bridge LLC, Bank of America, N.A. and the Bank of Nova Scotia (collectively, the “Lenders”), relating to the financing (including all exhibits, schedules and amendments to the Financing Letter in effect as of the date of this Agreement) required to consummate the Merger and the other Transactions on the terms contemplated by this Agreement, to refinance certain existing indebtedness of the Parent and the Company and to pay related fees and expenses, which Financing Letter includes terms and conditions for (i) a $1.950 billion senior secured credit facility (the “Senior Facility”) and (ii) a $750.0 million unsecured “bridge” loan facility (the “Bridge Facility”) (or Senior Notes as defined in the Financing Letter (“Senior Notes”) in lieu thereof). The Lenders have committed to provide and arrange the financing contemplated by the Financing Letter upon and subject to the terms and conditions in the Financing Letter (the “Financing”). Parent has provided the Company with true, complete and correct copies of the Financing Letter. As of the date of this Agreement, (i) the Financing Letter is in full force and effect, is a valid, binding and enforceable obligation of the Parent, and to the Knowledge of the Parent, the other parties thereto, and has not been withdrawn or terminated or otherwise amended or modified in any respect without the prior written consent of the Company and no such amendment or modification is contemplated by Parent or Sub or, to Parent’s Knowledge, any other party thereto, and (ii) neither Parent nor Sub is in breach of any of the terms or conditions set forth therein and no event has occurred which, with or without notice, lapse of time or both, could reasonably be expected to constitute a breach or failure to satisfy a condition precedent set forth in the Financing Letter. Parent and Sub have paid any and all commitment fees or other fees in connection with the Financing Letter that are payable on or prior to the date of this Agreement.

(b) As of the date of this Agreement, subject to the accuracy of the representations and warranties of the Company set forth in Article III, and the satisfaction of the conditions set forth in Sections 7.01 and 7.02, neither Parent nor Sub has any reason to believe that it will be unable to satisfy the conditions of closing to be satisfied by it set forth in the Financing Letter on the Closing Date. Assuming the funding of the Financing in accordance with the Financing Letter, the proceeds from such Financing constitute all of the financing required for the consummation of the Merger and the other Transactions, and, together with the Stock Consideration, Parent’s cash on hand, and cash on hand from operations of the Company, are sufficient for the satisfaction of all of Parent’s and Sub’s obligations under this Agreement, including the payment of the Merger Consideration, any other amounts required to be paid in connection with the consummation of the Merger and the other Transactions and to pay all related fees and expenses (including any repayment or refinancing of debt contemplated by this Agreement or the Financing Letter). There are no conditions precedent (i) to the availability of the “flex” provisions set forth in the Financing Letter or (ii) other than as expressly set forth in the Financing Letter, to the Lenders’ obligation to fund that portion of the Financing required for the consummation of the Merger and other Transactions. As of the date of this Agreement, there are no side letters or other agreements, arrangements or understandings (written or oral) relating to the Financing (other than fee letters and an engagement letter with respect to the Senior Notes with the providers of the Financing) to which Parent or Sub or any of their Affiliates is a party.

SECTION 4.14. Capitalization of Sub. As of the date of this Agreement, the authorized capital stock of Sub consists of 1,000 shares of common stock, no par value, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent. Sub has no option, warrant, right, or any other agreement outstanding pursuant to which any Person other than Parent may acquire any equity security of Sub. Sub has not conducted any business prior to the date of this Agreement and has, and prior to the Effective Time will have, no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other Transactions.

SECTION 4.15. Vote/Approval Required. No vote, consent, approval or other action of the stockholders of Parent or the holders of any other securities of Parent (equity or otherwise) is required by Law, the Parent Charter or Parent Bylaws or the rules of the NYSE or otherwise to approve this Agreement or the Merger or the other Transactions. The vote or consent of Parent as the sole stockholder of Sub (which shall have occurred immediately following the execution of this Agreement) is the only vote or consent of the stockholders of Parent or Sub necessary to approve this Agreement or the Merger or the other Transactions.

SECTION 4.16. Material Contracts.

(a) For purposes of this Agreement, a “Parent Material Contract” shall mean each Contract that is a “material contract” pursuant to Item 601(b)(10) of Regulation S-K;

(b) The Parent Disclosure Letter sets forth a list of all Parent Material Contracts as of the date of this Agreement, except for this Agreement, Contracts filed or incorporated by reference as an Exhibit to the Parent’s most recent annual report on Form 10-K and Contracts filed as an Exhibit to any of Parent’s quarterly reports on Form 10-Q or current reports on Form 8-K filed since the filing of Parent’s most recent annual report on Form 10-K. Each Parent Material Contract is a valid, binding and legally enforceable obligation of Parent or one of the Parent Subsidiaries, and, to the Knowledge of Parent, is in full force and effect, except for such failures to be valid, binding and legally enforceable or to be in full force and effect that are not having or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. Subject to such exceptions as are not having or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, there is no default under any Parent Material Contract by Parent or any Parent Subsidiary or, to the Knowledge of Parent, by any other party thereto, and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a default thereunder by Parent or any Parent Subsidiary or, to the Knowledge of Parent, by any other party thereto.

SECTION 4.17. No Additional Representations. Parent acknowledges that none of the Company nor any Person has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Company furnished or made available to Parent and its Representatives except as expressly set forth in Article IV (which includes the Company Disclosure Letter and the Company SEC Documents), and none of the Company or any other Person shall be subject to any liability to Parent or any other Person resulting from the Company’s making available to Parent or Parent’s use of such information or any information, documents or material made available to Parent in the due diligence materials provided to Parent, including in the “data room,” in management presentations (formal or informal) or in any other form in connection with the Merger and the other Transactions. Without limiting the foregoing, Parent makes no representation or warranty to the Company with respect to any financial projection or forecast relating to Parent or any Parent Subsidiary, whether or not included in any management presentation.

ARTICLE V

Covenants Relating to Conduct of Business

SECTION 5.01. Conduct of Business.

(a) Conduct of Business by the Company. Except (I) for matters set forth in the Company Disclosure Letter, (II) for actions required to be taken by applicable Law (provided that the Company shall reasonably promptly notify Parent after taking any action, other than in the ordinary course of business, in reliance on this clause (II)), (III) as may be agreed in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned) and (IV) or otherwise expressly permitted or contemplated by this Agreement, from the date of this Agreement to the Effective Time, the Company shall, and shall cause each Company Subsidiary to, conduct its business in the usual, regular and ordinary course consistent with past practice and, to the extent consistent therewith, use commercially reasonable efforts to preserve intact its current business organization, keep available the services of its current employees and maintain their relationships with customers, suppliers, licensors, licensees, distributors, Governmental Entities and others having business dealings with them. However, the Company agrees not to issue any new equity compensation awards between the date of this Agreement to the Effective Time except as specifically provided for in clause (ii) below or with Parent’s prior written consent. In addition, and without limiting the generality of the foregoing, except (A) for matters set forth in the Company Disclosure Letter, (B) for actions required to be taken by applicable Law (provided that the Company shall reasonably promptly notify Parent after taking any action, other than in the ordinary course of business, in reliance on this clause (B)) or (C) as otherwise expressly permitted or contemplated by this Agreement from the date of this Agreement to the Effective Time, the Company shall not, and shall not permit any Company Subsidiary to, do any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned):

(i) except for transactions among the Company and direct or indirect wholly owned Company Subsidiaries or among direct and indirect wholly owned Company Subsidiaries, (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property or any combination thereof) in respect of, any of its capital stock, other than (1) dividends and distributions by the Company to a direct or indirect wholly owned Company Subsidiary or by a direct or indirect wholly owned Company Subsidiary to its parent or to another direct or indirect wholly owned Company Subsidiary and (2) regular quarterly cash dividends with respect to the Company Common Stock, not in excess of $0.06 per share, with usual declaration, record and payment dates and in accordance with the Company’s current dividend policy, (B) split, combine, subdivide or reclassify any of its capital stock, other equity interests, securities convertible into or exercisable or exchangeable for capital stock or other equity interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (C) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any Company Subsidiary or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities, except pursuant to the Company Stock Options outstanding as of the date of this Agreement;

(ii) issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien (A) any shares of its capital stock, (B) any Voting Company Debt or other voting securities, (C) any securities convertible into or exchangeable for, or any options, warrants or rights to acquire, any such shares, Voting Company Debt, voting securities or convertible or exchangeable securities or (D) any stock appreciation, “phantom” stock, profit participation or dividend equivalent rights or similar rights with respect to the Company or any Company Subsidiary, other than in each case (I) the issuance of Company Common Stock upon the exercise of Company Stock Options or the settlement of Company RSUs, in each case outstanding as of the date of this Agreement and in accordance with their terms as of the date of this Agreement and upon the exercise of the Warrants or the conversion of the Convertible Debentures, in each case in accordance with their terms as of the date of this Agreement, (II) grants of equity compensation awards with respect to up to 50,000 shares of Company Common Stock in the aggregate in connection with new hires consistent with past practice; provided, however, that if the number of shares in this clause (II) is exhausted, the Company may substitute non-equity awards of equivalent value for the equity awards it would otherwise grant, (III) the sale of shares of Company Common Stock pursuant to the exercise of Company Stock Options if necessary to effectuate an optionee direction upon exercise or for withholding of Taxes or (IV) the acquisition of Company Common Stock from a holder of Company Restricted Shares, a Company Stock Option or a Company RSU in satisfaction of withholding obligations or in payment of the exercise price;

(iii) amend the Company Charter, the Company Bylaws or other comparable charter or organizational documents of any Significant Company Subsidiary except as may be required by Law or the rules and regulations of the SEC or the NYSE;

(iv) except as is required to be taken by applicable Law (provided that the Company shall reasonably promptly notify Parent after taking any action (or, if reasonably practicable, prior to such action), other than in the ordinary course of business, in reliance on the preceding applicable Law exception), (A) grant to any current or former director, officer, employee or consultant of the Company or any Company Subsidiary any increase in compensation, bonus or fringe or other benefits or grant any type of compensation or benefit to any such Person not previously receiving or entitled to receive such compensation except for normal increases in cash compensation in the ordinary course of business consistent with past practice or to the extent required under Company Benefit Plans or Foreign Benefit Plans in effect as of the date of this Agreement, (B) grant to any such Person any increase in severance, change in control or termination compensation or benefits, except to the extent required under any Company Benefit Plans or Foreign Benefit Plans in effect as of the date of this Agreement, (C) enter into, adopt or amend in any manner that would increase costs or benefits thereunder, any Company Benefit Plan or Foreign Benefit Plan other than (1) in connection with hiring or retaining the services of any Person if the compensation (base and bonus) of such newly hired or retained Person shall not exceed $150,000 per year or (2) employment agreements terminable on less than 30 days’ notice without penalty, or (D) take any action to accelerate or fund any rights or benefits, except to the extent required under Company Benefit Plans or Foreign Benefit Plans in effect as of the date of this Agreement, or make any material determinations not in the ordinary course of business consistent with prior practice, under any Company Benefit Plan or Company Foreign Plan;

(v) make any change in financial accounting methods, principles or practices, except insofar as may be required by applicable Law, SEC rule or policy or a change in GAAP;

(vi) except in the ordinary course of business, (A) make or change any Tax election (except as may be consistent with past practice), (B) adopt any change to the Company’s or any of its Subsidiaries’ method of accounting for Tax purposes, (C) settle or compromise any Tax liability or refund, (D) amend any Tax Return, (E) agree to waive or extend any statute of limitations relating to any Tax Return, or (F) fail to notify Parent of any income Tax audit, investigation or proceeding initiated by a Tax authority after the date of this Agreement with respect to the Company or any of its Subsidiaries, in each case, to the extent such action (or failure to act) is reasonably likely to result in an increase to a Tax liability, which increase is material to the Company and the Company Subsidiaries taken as a whole (this clause (vi) being the sole provision of this Section 5.01 governing Tax matters);

(vii) enter into new lines of business outside of their existing business and reasonable extensions of their existing business;

(viii) except for transactions among the Company and direct or indirect wholly owned Company Subsidiaries or among direct and indirect wholly owned Company Subsidiaries, directly or indirectly acquire or agree to acquire (A) by merging or consolidating with, or by purchasing a substantial portion of the properties or assets of, or by any other manner, any equity interest in or business or any corporation, partnership, joint venture, association or other business organization or division thereof or (B) any properties or assets that are material, individually or in the aggregate, to the Company and the Company Subsidiaries, taken as a whole, except for (1) purchases of inventory or other assets in the ordinary course of business consistent with past practice and (2) acquisitions at or below fair market value for consideration not in excess of $5,000,000 individually or $15,000,000 in the aggregate;

(ix) except for transactions among the Company and direct or indirect wholly owned Company Subsidiaries or among direct and indirect wholly owned Company Subsidiaries, (A) sell, lease (as lessor), license, mortgage, sell and leaseback or otherwise encumber or subject to any Lien, or otherwise dispose of (collectively, “Transfers”), any properties or assets or any interests therein, except sales of inventory and excess or obsolete property or assets in the ordinary course of business consistent with past practice, Transfers of property or assets at not less than fair market value for consideration not greater than $5,000,000 individually and $20,000,000 in the aggregate; or (B) enter into, modify or amend any lease of property, except for modifications or amendments that are not materially adverse to the Company and the Company Subsidiaries, taken as a whole;

(x) except for transactions among the Company and direct or indirect wholly owned Company Subsidiaries or among direct and indirect wholly owned Company Subsidiaries, (A) incur any indebtedness, except for short-term borrowings in an amount not in excess of $25,000,000 incurred in the ordinary course of business consistent with past practice that may be prepaid on the Closing Date without penalty or premium, or (B) make any loans, advances or capital contributions to, or investments in, any other Person, whether by purchase of stock or securities, contributions to capital or property transfers;

(xi) make or agree to make any capital expenditure or expenditures that, individually, is in excess of $1,000,000 or, in the aggregate, are in excess of $15,000,000;

(xii) enter into any material Contract to the extent consummation of the Transactions or compliance by the Company with the provisions of this Agreement would conflict with, or result in a material violation or material breach of or material default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation or acceleration of any obligation, to make an offer to purchase any indebtedness or to the loss of a benefit under, or result in the creation of any Lien upon any of the properties or other assets of the Company or any Company Subsidiary under, or require Parent to license or transfer any of its Intellectual Property Rights or other material property or assets under, or give rise to any increased, additional, accelerated, or guaranteed right or entitlements of any third party under, or result in any material alteration of, any provision of such material Contract;

(xiii) enter into any Company Material Contract containing a termination right that is triggered upon consummation of the Merger;

(xiv) except in the ordinary course of business consistent with past practice and to the extent not prohibited by other provisions of this Section 5.01(a), enter into, terminate, renew, extend, amend or modify in any material respect, any Company Material Contract;

(xv) (A) pay, discharge, settle or satisfy any claims, liabilities, obligations or litigation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than any matter with respect to Taxes, the payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in the most recent consolidated financial statements (or the notes thereto) of the Company included in the Company SEC Documents or incurred since the date of such financial statements in the ordinary course of business consistent with past practice, provided, however, that in no event shall the Company or any of the Company Subsidiaries settle any claim or litigation (x) for an amount in excess of $2,000,000 for any such settlement individually or (y) if such settlement would reasonably be expected to prohibit or materially restrict the Company or any Company Subsidiary, or, after the Effective Time, Parent or any Parent Subsidiary, from conducting its business in substantially the same manner as conducted on the date of this Agreement, and provided further that in no event shall the Company or any of the Company Subsidiaries settle any claim or litigation relating to the Transactions without consulting Parent or (B) forgive any indebtedness of a substantial value due or owing to the Company or any Company Subsidiary from any third-party (other than in consideration of reasonably equivalent value);

(xvi) enter into (A) any interest rate swap agreement, cross-currency interest rate swap agreement or similar agreement, (B) except in the ordinary course of business, any collar, options or similar agreement for the purpose of maintaining or controlling the cost of the Company’s raw materials or (C) foreign currency forward contracts other than to match foreign currency positions; or

(xvii) authorize any of, or commit or agree to take any of, the foregoing actions.

(b) Conduct of Business by Parent. Except (I) for matters set forth in the Parent Disclosure Letter, (II) for actions required to be taken by applicable Law, (III) as may be agreed in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned) or (IV) as otherwise expressly permitted or contemplated by this Agreement, from the date of this Agreement to the Effective Time, Parent shall, and shall cause each Parent Subsidiary to, conduct its business in the usual, regular and ordinary course consistent with past practice and, to the extent consistent therewith, use commercially reasonable efforts to preserve intact its current business organization, keep available the services of its current employees and maintain their relationships with customers, suppliers and others having business dealings with them except (A) for matters set forth in the Parent Disclosure Letter, (B) for actions required to be taken by applicable Law or (C) as otherwise expressly permitted or contemplated by this Agreement, from the date of this Agreement to the Effective Time, Parent shall not, and shall not permit any Parent Subsidiary to, do any of the following without the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned):

(i) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property or any combination thereof) in respect of, any of its capital stock, other than (1) dividends and distributions by Parent to a direct or indirect wholly owned Parent Subsidiary or by a direct or indirect wholly owned Parent Subsidiary to its parent or to another direct or indirect wholly owned Company Subsidiary and (2) regular quarterly cash dividends with respect to the Parent Common Stock, not in excess of $0.275 per share, with usual declaration, record and payment dates and in accordance with the Parent’s current dividend policy, (B) split, combine, subdivide or reclassify any of its capital stock, other equity interests, securities convertible into or exercisable or exchangeable for capital stock or other equity interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (C) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire any shares of capital stock of Parent or any Parent Subsidiary or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities except in accordance with Parent Stock Plans in the ordinary course of business consistent with past practice;

(ii) issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien (A) any shares of its capital stock, (B) any Voting Parent Debt or other voting securities, (C) any securities convertible into or exchangeable for any such shares, Voting Parent Debt, voting securities or convertible or exchangeable securities, or (D) any stock appreciation, “phantom” stock, profit participation or dividend equivalent rights or similar rights with respect to the Company or any Company Subsidiary, other than the issuance of Parent Common Stock under Parent Stock Plans, upon the exercise of Parent Stock Options or Parent SARs or pursuant to Parent Stock Equivalent Awards, in each case outstanding on January 1, 2008 and in accordance with their terms on January 1, 2008, or which are thereafter issued in the ordinary course of business;

(iii) amend the Parent Charter or the Parent Bylaws in a manner that adversely affects the Parent Common Stock or the rights of the holders thereof except as may be required by Law or the rules and regulations of the SEC or the NYSE;

(iv) acquire for cash a material amount of assets or capital stock of any other person valued, giving effect to assumed indebtedness, at more than $100,000,000 in the aggregate (and, in each case, Parent shall give the Company reasonable prior notice of any such acquisition or agreement to make such an acquisition); provided, that Parent and the Parent Subsidiaries shall not make any acquisition if such acquisition would adversely affect the ability of Section 7.01(c) to be satisfied on or prior to the End Date;

(v) incur any indebtedness that would adversely affect Parent’s ability to (A) obtain the Financing on the terms and conditions described in the Financing Letter as soon as reasonably practicable following the date of this Agreement and in any event on or prior to the End Date and (B) satisfy in all respects its obligations under Section 6.14, provided that nothing in this clause (v) shall prohibit Parent from incurring indebtedness specifically permitted as “Borrower Existing Indebtedness” as that term is defined in the second paragraph of Annex III of the Financing Letter; or

(vi) authorize any of, or commit or agree to take any of, the foregoing actions.

(c) Advice of Changes. The Company and Parent shall promptly advise the other orally and in writing of any change or event that is having or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on such party.

(d) Continued Operation of the Company. In connection with the continued operation of the Company and the Company Subsidiaries between the date of this Agreement and the Closing Date, the Company will confer in good faith on a regular and frequent basis with one or more representatives of Parent designated to the Company regarding operational matters and the general status of ongoing operations. The Company acknowledges that Parent does not and will not waive any rights it may have under this Agreement as a result of such consultations. Nothing contained in this Agreement will give Parent, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time.

SECTION 5.02. No Solicitation; Company Board Recommendation.

(a) Subject to Sections 5.02(b) and 5.02(d), the Company shall not, nor shall it authorize, give permission to or direct any Company Subsidiary or any of their or its respective directors, officers or employees or any investment banker, accountant, attorney or other advisor, agent or representative (collectively, “Representatives”) to (i) directly or indirectly solicit, initiate or knowingly encourage the submission of, any Company Takeover Proposal or (ii) directly or indirectly participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to, or knowingly take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Company Takeover Proposal. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in the preceding sentence by any Representative of the Company or any of its Affiliates acting at the direction or with the Knowledge of the Company shall be a breach of this Section 5.02(a) by the Company. The Company shall, and shall cause the Company Subsidiaries to, immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any Company Takeover Proposal and request the prompt return or destruction of all confidential information previously furnished. Notwithstanding the foregoing, at any time prior to obtaining the Company Stockholder Approval, in response to a bona fide written Company Takeover Proposal that the Company Board determines in good faith (after consultation with its outside counsel and a financial advisor of nationally recognized reputation) constitutes or could reasonably be expected to lead to a Superior Company Proposal, and which Company Takeover Proposal was not solicited after the date of this Agreement in breach of this Section 5.02(a) and was made after the date of this Agreement and did not otherwise result from a breach of this Section 5.02(a), the Company may, subject to compliance with Section 5.02(c), (x) furnish information with respect to the Company and the Company Subsidiaries or other public or nonpublic information to the Person making such Company Takeover Proposal (and its Representatives) pursuant to a customary confidentiality agreement with provisions not less restrictive of such Person than the Confidentiality Agreement, provided that such confidentiality agreement shall not contain any provisions that would limit the ability of such Person to make proposals to the Company Board, provided, further, that all such information has previously been provided to Parent or is provided to Parent prior to or substantially concurrent with the time it is provided to such Person and (y) participate in discussions or negotiations with the Person making such Company Takeover Proposal (and its Representatives) regarding such Company Takeover Proposal.

(b) Except as set forth in Section 8.01(g) and as otherwise set forth below, neither the Company Board nor any committee thereof shall (i) (A) withdraw (or modify in a manner adverse to Parent), or publicly propose to withdraw (or modify in any manner adverse to Parent), the approval or recommendation by the Company Board or any such committee thereof of this Agreement, the Merger or the other Transactions or (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Company Takeover Proposal (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”) or (ii) approve or recommend, or propose to approve or recommend, or allow the Company or any of its Affiliates to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement constituting or related to, any Company Takeover Proposal or that would require the Company to abandon, terminate or fail to consummate the Merger or other Transactions (other than a confidentiality agreement referred to in Section 5.02(a)) (an “Acquisition Agreement”). Notwithstanding the foregoing, at any time prior to obtaining the Company Stockholder Approval, the Company Board may make a Company Adverse

Recommendation Change if the Company Board determines in good faith (after consultation with its outside counsel and financial advisor of nationally recognized reputation) that the failure to do so would be or would reasonably be expected to be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law; provided, however, that no Company Adverse Recommendation Change may be made until after the fifth Business Day following Parent’s receipt of written notice (a “Company Notice of Adverse Recommendation”) from the Company advising Parent that the Company Board intends to take such action and specifying the terms and conditions of any Superior Company Proposal that is the basis of the proposed action by the Company Board (it being understood and agreed that any amendment to the financial terms or any other material term of such Superior Company Proposal shall require a new Company Notice of Adverse Recommendation and an additional five Business Day period). During such five Business Day period (or five Business Day period in the case of an amendment to the financial terms or any other material item of such Superior Company Proposal), if requested by Parent, the Company shall engage in good faith negotiations with Parent to amend this Agreement in such a manner that any Company Takeover Proposal which was determined to constitute a Superior Company Proposal no longer is a superior proposal. In determining whether to make a Company Adverse Recommendation Change, the Company Board shall take into account any changes to the financial terms of this Agreement proposed by Parent in response to a Company Notice of Adverse Recommendation or otherwise. Notwithstanding anything to the contrary contained in this Agreement (other than the specific requirements of Section 8.01(g)), the Company shall be entitled to terminate this Agreement in connection with a Superior Company Proposal pursuant to Section 8.01(g).

(c) In addition to the obligations of the Company set forth in paragraphs (a) and (b) of this Section 5.02, the Company shall promptly advise Parent orally and in writing of any Company Takeover Proposal, the material terms and conditions of any such Company Takeover Proposal or inquiry (including any changes thereto) and the identity of the Person making any such Company Takeover Proposal or inquiry. The Company shall (i) keep Parent fully informed of the status and details (including any change to the terms thereof) of any such Company Takeover Proposal or inquiry and (ii) provide to Parent as soon as practicable after receipt or delivery thereof with copies of all correspondence and other written material sent or provided directly or indirectly to the Company or any Company Subsidiary from any Person that describes any of the terms or conditions of any Company Takeover Proposal, provided, however, that the Company need not provide Parent with any analysis or other information developed by a Company Representative in the context of any Company Takeover Proposal.

(d) Nothing contained in this Agreement shall prohibit the Company from (x) taking and disclosing to its stockholders a position contemplated by or complying with any other disclosure obligations under Section 14d-9 and Section 14e-2 promulgated under the Exchange Act or (y) making any disclosure to the stockholders of the Company if, in the good faith judgment of the Company Board (after consultation with outside counsel) failure to so disclose would be inconsistent with its obligations under applicable Law; provided, however, that if such disclosure constitutes a Company Adverse Recommendation Change, Parent’s rights under Section 8.01(e) may be exercised to the extent provided in such section. Further, in the event that any provision of this Section 5.02 conflicts with the Confidentiality Agreement, this Section 5.02 shall govern.

(e) For purposes of this Agreement:

(i) “Company Takeover Proposal” means any contract, proposal or offer (whether or not in writing), with respect to any (A) merger, reorganization, consolidation, business combination, recapitalization, dissolution, liquidation or similar extraordinary transaction involving the Company or the Company Subsidiaries (which Company Subsidiaries collectively represent 20% or more of the consolidated revenues, net income or assets of the Company and the Company Subsidiaries taken as a whole), (B) sale, lease or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, joint venture or otherwise of any business or assets of the Company or the Company Subsidiaries representing 20% or more of the consolidated revenues, net income or assets of the Company and the Company Subsidiaries taken as a whole, (C) issuance, sale or other disposition of (including by way of merger, consolidation, business combination, share exchange, joint venture or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power of the Company, (D) transaction in which any Person shall acquire beneficial ownership, or the right to acquire beneficial ownership, or any group shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 20% or more of the Company Common Stock or (E) any combination of the foregoing (in each case, other than the Merger).

(ii) “Superior Company Proposal” means any bona fide Company Takeover Proposal (except that references in the definition of “Company Takeover Proposal” to 20% shall be replaced by 50%) made by any Person other than a party to this Agreement that the Company Board determines in good faith (after consultation with its outside counsel and financial advisor and in consideration of such factors as the Company Board considers to be appropriate) (A) is on terms that are more favorable to the Company and its stockholders than the Transactions, taking into account all the terms and conditions of such proposal and this Agreement (including any proposal by Parent to amend the terms of the Transactions) and (B) is reasonably likely to be completed, taking into account all financial, regulatory, legal and other aspects of such proposal that the Company Board considers to be appropriate.

ARTICLE VI

Additional Agreements

SECTION 6.01. Preparation of the Form S-4 and the Proxy Statement/Prospectus; Company Stockholder Meeting.

(a) As promptly as practicable following the date of this Agreement, the Company shall prepare (with Parent’s reasonable cooperation) the proxy statement to be sent to the stockholders of the Company relating to the Company Stockholder Meeting (together with any amendments or supplements thereto, the “Proxy Statement/Prospectus”) and Parent shall prepare (with the Company’s reasonable cooperation) and file with the SEC a registration statement on Form S-4 in connection with the registration under the Securities Act of the shares of Parent Common Stock to be issued in the Merger. Each of the Company and Parent shall use its reasonable best efforts to respond as promptly as practicable to any written or oral comments of the SEC. The Proxy Statement/Prospectus will be included within the Form S-4 filed with the SEC. Each of the Company and Parent shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act and to maintain such effectiveness for as long as necessary to consummate the Merger and the other Transactions as promptly as practicable after such filing. Parent shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under any applicable state securities or “blue sky” laws in connection with the issuance of Parent Common Stock in the Merger as contemplated by this Agreement and the Company shall furnish all information concerning the Company and the holders of the Company Common Stock and rights to acquire Company Common Stock as may be reasonably requested in connection with any such action.

(b) In addition to their obligations pursuant to Section 6.01(a), Parent and the Company shall make all necessary filings with respect to the Merger and the other Transactions under the Securities Act, the Exchange Act and applicable foreign or state securities or “blue sky” laws and the rules and regulations thereunder and provide each other with copies of any such filings. Parent and the Company shall advise the other party, promptly after receipt of notice thereof, of (and provide copies of any notices or communications with respect to) the time of the effectiveness of the Form S-4, the filing of any supplement or amendment thereto, the issuance of any stop order relating thereto, the suspension of the qualification of Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or of any SEC request for amendment to the Proxy Statement/Prospectus or the Form S-4, SEC comments thereon and each party’s responses thereto or SEC request for additional information. No amendment or supplement to the Proxy Statement/Prospectus or the Form S-4 shall be filed without the approval of each of Parent and the Company, which approval shall not be unreasonably withheld, delayed or conditioned.

(c) If prior to the Effective Time, any event occurs with respect to the Company or any Company Subsidiary, or any change occurs with respect to other information supplied by the Company for inclusion in the Proxy Statement/Prospectus or the Form S-4, which is required to be described in an amendment of, or a supplement to, the Proxy Statement/Prospectus or the Form S-4, the Company shall promptly notify Parent of such event, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement/Prospectus and the Form S-4 and, as required by applicable Law, in disseminating the information contained in such amendment or supplement to the Company’s stockholders.

(d) If prior to the Effective Time, any event occurs with respect to Parent or any Parent Subsidiary, or any change occurs with respect to other information supplied by Parent for inclusion in the Proxy Statement/Prospectus or the Form S-4, which is required to be described in an amendment of, or a supplement to, the Proxy Statement/Prospectus or the Form S-4, Parent shall promptly notify the Company of such event, and Parent and the Company shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement/Prospectus and the Form S-4 and, as required by applicable Law, in disseminating the information contained in such amendment or supplement to the Company’s stockholders.

(e) The Company shall take all action in accordance with the federal securities laws, the DGCL, the Company Certificate and the Company Bylaws necessary to convene the Company Stockholder Meeting for the sole purpose of seeking the Company Stockholder Approval (and any authority needed to adjourn or postpone the Company Stockholder Meeting as desirable) on the earliest practicable date following the date the Form S-4 is declared effective under the Securities Act. The Company shall use its reasonable best efforts to cause the Proxy Statement/Prospectus to be mailed in definitive form to the Company’s stockholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act. Notwithstanding anything to the contrary contained in this Agreement, subject to the Company’s right to terminate this Agreement in connection with a Superior Company Proposal pursuant to Section 8.01(g), the Company may adjourn or postpone the Company Stockholder Meeting to the extent necessary to ensure that any supplement or amendment to the Proxy Statement/Prospectus is provided to its stockholders sufficiently in advance of the vote to be held at the Company Stockholder Meeting or if there are insufficient shares of Company Common Stock represented (either in person or by proxy) to vote in favor of a proposal to approve and adopt the Merger Agreement or to constitute a quorum necessary to conduct the business of the Company Stockholder Meeting. The Company shall, through the Company Board, recommend to its stockholders that they give the Company Stockholder Approval, except to the extent that the Company Board shall have made a Company Adverse Recommendation Change as permitted by Section 5.02(b). Without limiting the generality of the foregoing, the Company agrees that its obligations pursuant to the first sentence of this Section 6.01(e) shall not be affected by (i) the commencement, public proposal, public disclosure or communication to the Company of any Company Takeover Proposal or (ii) the making of any Company Adverse Recommendation Change by the Company Board.

SECTION 6.02. Access to Information; Confidentiality. Subject to the restrictions imposed by any applicable Laws, including the HSR Act or other U.S. antitrust Laws and Foreign Antitrust Laws, each of the Company and Parent shall, and shall cause each of its respective Subsidiaries to, afford to the other party and to the Representatives of such other party reasonable access during normal business hours during the period prior to the Effective Time to all their respective properties, books, contracts, commitments, personnel and records and, during such period, each of the Company and Parent shall, and shall cause each of its respective Subsidiaries to, furnish promptly to the other party (a) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities laws and (b) all other information concerning its business, properties and personnel as such other party may reasonably request; provided, however, that either party may withhold (i) any document or information that is subject to the terms of a confidentiality agreement with a third party or subject to any attorney-client privilege or (ii) such portions of documents or information relating to pricing or other matters that are highly sensitive if the exchange of such documents (or portions thereof) or information, as determined by such party’s counsel, might reasonably result in antitrust difficulties for such party or reasonably result in antitrust difficulties for such party (or any of its Affiliates). If any material is withheld by such party pursuant to the proviso to the preceding sentence, such party shall inform the other party as to the general nature of the information that is being withheld. Without limiting the generality of the foregoing, the Company shall, within two Business Days of request therefor, provide to Parent the information described in Rule 14a-7(a)(2)(ii) under the Exchange Act and any information to which a holder of Company Common Stock would be entitled under Section 220 of the DGCL (assuming such holder met the requirements of such section), and Parent shall, within two Business Days of request therefor, provide to the Company any information to which a holder of Parent Common Stock would be entitled under Section 220 of the DGCL (assuming such holder met the requirements of such section).

All information exchanged pursuant to this Section 6.02 shall be subject to the confidentiality agreement dated May 26, 2008 between the Company and Parent (including any amendment, the “Confidentiality Agreement”).

SECTION 6.03. Reasonable Best Efforts; Notification.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other Transactions, including (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities and the making of all necessary registrations and filings (including filings with Governmental Entities) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, subject to the limitations set forth in Section 6.04(c) and (iv) the execution and delivery of any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of this Agreement. In connection with and without limiting the foregoing, the Company and the Company Board shall (i) take all action necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to any Transaction or this Agreement and (ii) if any state takeover statute or similar statute or regulation becomes applicable to any Transaction or this Agreement, take all action necessary to ensure that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement. Notwithstanding the foregoing, the Company shall not be prohibited under this Section 6.03(a) from taking any action permitted by Section 5.02(b).

(b) The Company shall give prompt notice to Parent, and Parent or Sub shall give prompt notice to the Company, of (in each case, to its Knowledge) (i) any representation or warranty made by it contained in this Agreement that is qualified as to materiality or “Material Adverse Effect” becoming untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect or (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

(c) Nothing in this Section 6.03 shall require any party to (i) consent to any action or omission by any other party that would be inconsistent with Section 5.01, absent such consent or (ii) agree to amend or waive any provision of this Agreement.

SECTION 6.04. Governmental Approvals.

(a) Each of Parent and the Company agree (i) to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act within ten Business Days after the date of this Agreement and any other filing or application required under Foreign Antitrust Laws, including the EC Merger Regulation, as promptly as practicable, with respect to the Merger and the other Transactions and (ii) to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act or such Foreign Antitrust Laws, as applicable, and to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act or to obtain consents, approvals or authorizations under Foreign Antitrust Laws as soon as practicable, including by requesting early termination of the waiting period provided for in the HSR Act.

(b) Each of Parent and the Company shall (i) keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, any Governmental Entity in connection with the HSR Act or Foreign Antitrust Laws, and shall comply with any such inquiry or request as promptly as practicable. Parent and the Company shall cooperate and consult with each other in connection with the making of all filings, notifications and any other material actions pursuant to this Section 6.04, including, subject to applicable Laws relating to the exchange of information, by permitting counsel for the other party to review in advance, and consider in good faith the views of the other party in connection with, any proposed written communication to any Governmental Entity and provide counsel for the other party with copies of all filings and submissions made by such party and all correspondence and other written communications between such party (and its advisors) with any Governmental Entity and any other information supplied by such party and such party’s Subsidiaries to a Governmental Entity or received from such a Governmental Entity in connection with the Merger and the other Transactions; provided, however, that materials may be redacted before being provided to the other party (x) to remove references concerning the valuation of Parent, the Company or any of their Subsidiaries, (y) as necessary to comply with contractual arrangements and (z) as necessary to address reasonable privilege or confidentiality concerns and (ii) furnish to the other parties such information and assistance as such parties reasonably may request in connection with the preparation of any submissions to, or agency proceedings by, any Governmental Entity. Upon and subject to the terms of this Section 6.04, each party agrees to cooperate and use its reasonable best efforts to assist in any defense by any other party to this Agreement of the Merger and the Transactions before any Governmental Entity reviewing the Merger and the Transactions, including by providing as promptly as practicable such information as may be requested by such Governmental Entity or such assistance as may be reasonably requested by the other party to this Agreement in such defense.

(c) If any objections are asserted by any Governmental Entity with respect to the Merger or the Transactions under the HSR Act, other U.S. antitrust Laws or any Foreign Antitrust Law or which would otherwise prevent, materially impede or materially delay the consummation of the Merger and the Transactions, or if any Action is instituted by any Governmental Entity or any private party challenging any of the Transactions as violative of the HSR Act, other U.S. antitrust Laws or any Foreign Antitrust Law, or an order is issued enjoining the Merger or the Transactions, each of Parent and the Company shall use its reasonable best efforts to resolve any such objections or suits so as to permit consummation of the Merger and the Transactions contemplated by this Agreement by the Closing, including in order to resolve such objections or suits which, in any case if not resolved, could reasonably be expected to prevent, materially impede or materially delay the consummation of the Merger and the Transactions. In the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Entity or private party challenging the transactions contemplated by this Agreement, each of Parent and the Company shall cooperate in all respects with each other and use its respective reasonable best efforts to contest and resist any such action or proceeding, including defending through litigation on the merits any claim asserted in any court by any Person, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement.

(d) Each of Parent and the Company shall use their reasonable best efforts to cause the expiration or termination of the applicable waiting periods under the HSR Act or Foreign Antitrust Laws as soon as practicable. Parent and the Company shall not extend, directly or indirectly, any such waiting period or enter into any agreement with a Governmental Entity to delay or not to consummate the Merger and the other Transactions on the Closing Date, except with the prior written consent of the other party to this Agreement. Parent and the Company shall not have any substantive contact with any Governmental Entity in respect of any filing or proceeding contemplated by this Section 6.04 unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to participate.

(e) Without limiting the foregoing or any other provision of this Agreement, Parent and the Parent Subsidiaries and the Company and the Company Subsidiaries, shall use reasonable best efforts to take any action necessary to avoid and eliminate each and every impediment under the HSR Act, other U.S. antitrust Laws or any Foreign Antitrust Laws, so as to enable the consummation of the Merger and the Transactions as soon as reasonably possible, including, (i) proposing, negotiating, committing to and effecting, by consent decree, hold separate order, mitigation agreement or otherwise, the sale, divestiture or disposition of their respective businesses, product lines or assets and (ii) otherwise using reasonable best efforts to take or commit to take actions that after consummation of the Merger and the other Transactions would limit Parent’s or the Parent Subsidiaries’ freedom of action with respect to, or its or their ability to retain, one or more of the businesses, product lines or assets of Parent or any Parent Subsidiaries or the Company or any Company Subsidiaries, in each case as may be required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order, or other order in any suit or proceeding, which would otherwise have the effect of preventing or materially delaying the consummation of the Merger and the other Transactions. Parent and the Parent Subsidiaries and, if requested by Parent, the Company and the Company Subsidiaries, shall agree to divest, sell, dispose of, hold separate, or otherwise take or commit to take any actions that limit its freedom of action with respect to, or Parent’s or any Parent Subsidiary’s ability to retain, any of the businesses, product lines or assets of Parent, the Company or any of their respective Subsidiaries (including the Surviving Corporation), provided that any such action is conditioned upon the consummation of the Merger. Notwithstanding anything to the contrary in this Agreement, Parent shall not be obligated to take or proffer to take any of the foregoing actions if such actions (i) would be reasonably likely in the aggregate to have a Material Adverse Effect on Parent and its Subsidiaries (including Surviving Corporation), taken as a whole or (ii) would be prohibited by Section 8 of the Financing Letter.

SECTION 6.05. Company Stock Plans.

(a) Immediately prior to the Effective Time, each Company Stock Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall become fully exercisable and vested. Subject to the proration provisions set forth in Section 6.05(d), each holder of a Company Stock Option shall be given the opportunity, prior to the Election Deadline, to elect either (i) to cause such Company Stock Option (a “Stock Electing Option”) to become and represent an option to acquire shares of Parent Common Stock (a “Converted Stock Option”) in accordance with paragraph (b) of this Section 6.05 or (ii) to cause such Company Stock Option (a “Cash Electing Option”) to be cancelled in exchange for a single lump sum cash payment (less any required Tax withholding) (the “Company Option Cash Out Amount”), in an amount equal to the product of (A) the number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time and (B) the excess, if any, of the Cash Out Amount over the exercise price per share of such Company Stock Option, in accordance with paragraph (c) of this Section 6.05. Subject to the proration provisions set forth in Section 6.05(d), to the extent any holder of a Company Stock Option shall not have made an election with respect to such Company Stock Option prior to the Election Deadline, such Company Stock Option shall be deemed to be a Stock Electing Option. Section 6.05(a) of the Company Disclosure Letter lists certain individuals that have agreed that their Company Stock Options will be treated as Cash Electing Options (subject to limited exceptions) in accordance with the terms of letter agreements between such individuals and the Company, and true and correct copies of such letter agreements have been provided to Parent.

(b) Each Stock Electing Option shall, immediately following the Effective Time, and without any further action on the part of the holder thereof, be assumed by Parent and converted into a fully vested Converted Stock Option, on the same terms and conditions (except as provided in this Section 6.05(b)) as were applicable under such Company Stock Option, to purchase a number of shares of Parent Common Stock equal to the product of (x) the number of shares of Company Common Stock subject to such Company Stock Option multiplied by (y) the Special Exchange Ratio (as defined in Section 6.05(h)) (provided that any fractional share resulting from such multiplication shall be rounded down to the nearest whole share). The exercise price per share of each Converted Stock Option resulting from the conversion of the Company Stock Option pursuant to this Section 6.05(b) shall be equal to the quotient of (i) the exercise price per share of the Company Stock Option that converted into the Converted Stock Option divided by (ii) the Special Exchange Ratio (provided that such exercise price shall be rounded up to the nearest whole cent). Notwithstanding anything to the contrary contained in this Agreement, in the case of any option to which Section 421 of the Code applies by reason of its qualification under either Section 422 or 424 of the Code (“qualified stock options”), the option price, the number of shares purchasable pursuant to such option and the terms and conditions of exercise of such option shall be determined in order to comply with Section 424(a) of the Code.

(c) Each Cash Electing Option shall, immediately following the Effective Time, and without any further action on the part of any holder thereof, be cancelled in exchange for the Company Option Cash Out Amount. The Surviving Corporation or Parent
shall pay the holders of Company Stock Options the payments described in this Section 6.05(c) on or as soon as reasonably practicable after the Closing Date, but in any event (i) within seven Business Days following the Closing Date if the pro ration set forth in Section 6.05(d) does not apply and (ii) within ten Business Days of the Closing Date if the pro ration set forth in
Section 6.05(d) does apply.

(d) Notwithstanding anything to the contrary contained in this Agreement, in the event that the number of Stock Electing Options, when considered together with the number of shares of Parent Common Stock otherwise issuable pursuant to the provisions of this Agreement, including upon the exercise of Warrants and the conversion of Convertible Debentures outstanding at the Effective Time, would cause Parent to exceed the limitation set forth in Section 6.05(d) of the Company Disclosure Letter (the “Applicable Limitation”), then the In the Money Stock Electing Options shall be subject to pro rata reduction solely to the extent necessary to cause Parent not to exceed the Applicable Limitation and such pro rata reduction shall apply on the following basis: With respect to each holder of In the Money Stock Electing Options, a number of In the Money Stock Electing Options equal to (i) all of such holder’s In the Money Stock Electing Options minus (ii) the Rollover Amount, shall be deemed to be Cash Electing Options and the balance of such holder’s In the Money Stock Electing Options shall continue to be Stock Electing Options. For purposes of this Section 6.05(d), with respect to any holder of In the Money Stock Electing Options, “Rollover Amount” means a number of In the Money Stock Electing Options (rounded down to the nearest whole share) equal to the product of (x) all of such holder’s In the Money Stock Electing Options multiplied by (y) the quotient of (I) the Maximum Amount divided by (II) the number of all In the Money Stock Electing Options; provided, however, that with respect to each holder of In the Money Stock Electing Options subject to pro rata reduction under this Section 6.05(d), the designation of Cash Electing Options shall apply to the applicable portion of such holder’s In the Money Stock Electing Options with the greatest positive intrinsic value (i.e., the excess of the Cash Out Amount over the exercise price) immediately prior to the Effective Time and thereafter to such holder’s In the Money Stock Electing Options with the next greatest positive intrinsic value as of immediately prior to the Effective Time (and so on), in each case, to the extent necessary. For purposes of this Section 6.06(d), “In the Money Stock Electing Options” means any Stock Electing Options with an exercise price lower than the Cash Out Amount as of immediately prior to the Effective Time. For purposes of this Section 6.06(d), the “Maximum Amount” means the difference between (A) such number of Stock Electing Options that, in the reasonable, good faith judgment of Parent, would not result in Parent exceeding the Applicable Limitation minus (B) the number of Stock Electing Options that are not In the Money Stock Electing Options.

(e) Immediately prior to the Effective Time, each Company Restricted Share shall vest in full and be converted into the right to receive the Merger Consideration as provided in Section 2.01(c) of this Agreement.

(f) As of the Effective Time, each restricted stock unit with respect to shares of Company Common Stock that is outstanding immediately prior to the Effective Time (collectively, the “Company RSUs”) shall be converted into a vested right to receive cash with a value equal to the product of (i) the Cash Out Amount and (ii) the number of shares of Company Common Stock underlying such Company RSUs (less any required Tax withholding) (such amount, the “Company RSU Consideration”). Subject to the immediately following sentence, the Surviving Corporation or Parent shall pay the holders of Company RSUs the Company RSU Consideration on or as soon as reasonably practicable after the Closing Date, but in any event within five Business Days following the Closing Date. In the event that any Company RSUs are subject to Section 409A of the Code, the Surviving Corporation or Parent shall pay the Company RSU Consideration in respect of such Company RSUs (x) if the Closing Date occurs on or prior to December 31, 2008, on January 2, 2009 (or earlier if permitted under Section 409A of the Code) and (y) if the Closing Date occurs on or after January 1, 2009, as soon as permissible under Section 409A of the Code, and in either such case, such delayed payments shall include earnings thereon from and after the Effective Time until the applicable payment date, at a rate equal to 120% of the long-term Applicable Federal Rate as prescribed under Section 1274(d) of the Code.

(g) Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof administering the Company Stock Plans) shall adopt such resolutions or take such other actions as may be required to effect the provisions of this Section 6.05. In addition, prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof administering the Company Stock Plans) shall adopt such resolutions or take such other actions as may be required to effect the following:

(i) make such other changes to the Company Stock Plans as it deems appropriate to give effect to the Merger (subject to the approval of Parent, which shall not be unreasonably withheld, delayed or conditioned); and

(ii) ensure that, after the Effective Time, no Company Stock Options or other awards may be granted under any Company Stock Plan.

(h) For purposes of this Agreement, the term “Special Exchange Ratio” shall mean the sum of (i) the Exchange Ratio plus (ii) the quotient of (x) the Cash Consideration divided by (y) the Parent Closing Price.

(i) At the Effective Time, and subject to compliance by the Company with Section 6.05(a), other than with respect to Cash Electing Options which shall be entitled to the consideration contemplated by Section 6.05(c), Parent shall assume all the obligations of the Company with respect to each outstanding Company Stock Option under the applicable Company Stock Plan and the applicable agreement evidencing the grant thereof. As soon as practicable after the Effective Time, Parent shall deliver to the holders of Company Stock Options (other than Cash Electing Options) appropriate notices setting forth such holders’ rights pursuant to the respective Company Stock Plans, and the agreements evidencing the grants of such Company Stock Options (other than Cash Electing Options) shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 6.05 after giving effect to the Merger).

(j) Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of the Converted Stock Options resulting from the conversion of Stock Electing Options assumed by Parent in accordance with this Section 6.05. As soon as reasonably practicable after the Effective Time, Parent shall file a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of Parent Common Stock subject to such Converted Stock Options resulting from the conversion of Stock Electing Options and shall use its reasonable best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Converted Stock Options remain outstanding.

(k) Prior to the Effective Time, Parent and the Company, and their respective Boards of Directors, shall use their reasonable best efforts to take all actions to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act to be exempt from Section 16(b) of the Exchange Act under Rule 16b-3 promulgated under the Exchange Act.

(l) In this Agreement:

“Cash Out Amount” means the sum of the Cash Consideration and the Stock Consideration Cash Value.

“Company Restricted Share” means any award of Company Common Stock that is subject to restrictions based on performance or continuing service and granted under any Company Stock Plan or otherwise.

“Company Stock Option” means any option to purchase Company Common Stock granted under any Company Stock Plan or otherwise.

“Company Stock Plans” means the Company Amended and Restated Long Term Incentive Compensation Plan, the Company Employee Stock Option Advantage Plan, the Company 1993 Non-Employee Director Stock Accumulation and Deferred Compensation Plan, the Company Omnibus Equity Compensation Plan for Non-Employee Directors, and the Company Annual Management Incentive Compensation Plan.

“Election Deadline” means 5:00 p.m. on the fifth Business Day preceding the Closing Date or such other date as the Company and Parent mutually agree.

“Parent Closing Price” means the average, rounded to the nearest cent, of the closing sale prices of Parent Common Stock on the NYSE as reported by The Wall Street Journal for the ten trading days immediately preceding the Effective Time.

“Parent SAR” means any stock appreciation right linked to the price of Parent Common Stock.

“Parent Stock Equivalent Award” means any award of units, phantom shares, share equivalents or similar instruments that is payable in shares of Parent Common Stock or whose value is determined with reference to the value of shares of Parent Common Stock (other than Parent SARs) and granted under any Parent Stock Plan.

“Parent Stock Option” means any option to purchase Parent Common Stock granted under any Parent Stock Plan.

“Parent Stock Plans” means the 2006 Parent Incentive Plan, the Parent 1997 Stock Incentive Plan, the Amended and Restated Parent Incentive Plan, the Parent Deferred Compensation Plans for Employees, the Parent Deferred Compensation Plans for Non-Employee Directors and the Parent Stock Option Plan for Employees of Joint Ventures.

“Stock Consideration Cash Value” means the product of the Exchange Ratio and the Parent Closing Price.

SECTION 6.06. Benefit Plans.

(a) Until January 1, 2011, Parent shall provide or cause the Surviving Corporation (or, in any such case, its successors or assigns) to provide compensation and benefits to the employees of the Company and the Company Subsidiaries (“Company Employees”) that, taken as a whole (and not on individual employee basis), are substantially comparable to the compensation and benefits received by such Company Employees in the aggregate immediately prior to the Effective Time; provided, however, that until January 1, 2011, Parent shall provide or cause the Surviving Corporation to provide to each Company Employee (on an individual basis) base salary or base wages that are at least equal to the base salary or base wages payable to such Company Employee immediately prior to the Effective Time.

(b) From and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, honor, in accordance with their respective terms (as in effect immediately prior to the Effective Time), all the Company Benefit Plans and the Foreign Benefit Plans, subject to the rights of Parent and the Surviving Corporation to amend, modify or terminate any such agreements, plans or policies in accordance with their respective terms (as in effect immediately prior to the Effective Time) or as permitted by applicable Law. Notwithstanding any other provision of this Agreement to the contrary, (i) Parent shall or shall cause the Surviving Corporation to provide Company Employees whose employment terminates prior to January 1, 2011, with severance benefits at the levels and pursuant to the terms of the Company’s severance plans and policies as in effect immediately prior to the Effective Time (or under Parent’s plans so long as severance benefits levels are at least as high and on terms at least as favorable as the Company’s plans and policies) and (ii) severance benefits offered to Company Employees shall for terminations prior to January 1, 2011, be determined without taking into account any reduction after the Effective Time in compensation paid to Company Employees.

(c) With respect to any employee benefit plan maintained by Parent or any Parent Subsidiary (including any severance plan) (the “New Plans”), in which Company Employees participate after the Effective Time, for all purposes (other than benefit accrual under any defined benefit pension plan), service with the Company or any Company Subsidiary (and their respective predecessors) prior to the Effective Time shall be treated as service with Parent or the Parent Subsidiaries; provided, however, that for purposes of a New Plan that is Parent’s retiree medical, dental and group life plans, the prior service credit shall only be counted towards meeting the five years of service eligibility component for such plans and that the Company Employees shall be otherwise treated as newly hired employees with regard to the retiree medical plan coverage resulting in access-only coverage thereunder to the extent the Company Employees otherwise meet the requirements for coverage thereunder; provided further, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits with respect to the same period of service. To the extent permitted by the New Plans, each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is comparable to a Company Benefit Plan or Foreign Benefit Plan in which such Company Employee participated immediately before the consummation of the Merger.

(d) Parent shall waive, or cause to be waived, any pre-existing condition limitations or actively-at-work requirements under any welfare benefit plan (including with respect to any plan providing for medical, dental, pharmaceutical and/or vision benefits) maintained by Parent or any of its Affiliates (other than the Company) in which Company Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such preexisting condition limitation or actively-at-work requirement would have been applicable under the comparable Company welfare benefit plan immediately prior to the Effective Time. Parent shall recognize, or cause to be recognized, the dollar amount of all expenses incurred by each Company Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible, maximum out-of-pocket requirements and co-payment limitations under the New Plans in which they will be eligible to participate from and after the Effective Time.

(e) Notwithstanding any other provision in this Agreement to the contrary, Parent agrees to continue or cause the Surviving Corporation to continue, through December 31, 2011, the Company’s retiree welfare programs, including medical prescription drugs and retiree life insurance program (the “Company Retiree Welfare Programs”) on terms and conditions no less favorable in duration, scope, value, participant cost, vesting and otherwise than those in effect as of the Effective Time (provided, however, that participant costs shall increase on a dollar-for-dollar basis to the extent the current maximum employer costs of $275 per person per month for individuals under age 65 and $59 per person per month for individuals age 65 and over are exceeded) with respect to (i) all individuals who as of the time immediately prior to the Effective Time are receiving benefits under the Company Retiree Welfare Programs and (ii) all Company Employees who retire at any time on or prior to December 31, 2013 and are eligible to receive benefits under the Company Retiree Welfare Programs as of the date of such retirement (clauses (i) and (ii) together, the “Applicable Company Group”). Following

December 31, 2011, Parent agrees to provide to the Applicable Company Group welfare programs, including medical prescription drugs and retiree life insurance program, on terms and conditions no less favorable in duration, scope, value, participant cost, vesting and otherwise than the lesser of (x) those in effect with respect to the group of Parent retirees eligible to receive subsidized retiree welfare benefits under Parent’s retiree welfare programs as they existed prior to July 1, 2003 and (y) those in effect under the Company Retiree Welfare Program in effect as of the Effective Time (provided, however, that with respect to this clause (y), participant costs shall increase on a dollar-for-dollar basis to the extent the current maximum employer costs of $275 per person per month for individuals under age 65 and $59 per person per month for individuals age 65 and over are exceeded).

(f) Notwithstanding any other provision in this Agreement to the contrary, through December 31, 2010, each Company Employee shall continue to accrue benefits under the Pension Plan of Hercules Incorporated, Plan No. 001, and, to the extent applicable, the Company’s excess benefit plan, within the meaning of Section 3(36) of ERISA (the “Excess Plan”), each as in effect on the date of this Agreement. Each Company Employee who is a participant in the Pension Plan of Hercules Incorporated immediately before the Effective Time shall have a guaranteed minimum benefit calculated thereunder as of the Effective Time. Following the Effective Time, with respect to each Company Employee who is a participant in the Pension Plan of Hercules Incorporated as of the Effective Time, service with the Parent or any of its Subsidiaries following the Effective Time will be credited under the Pension Plan of Hercules Incorporated and the Excess Plan (to the extent applicable) for eligibility to receive benefits under such plans.

(g) In accordance with, and not in limitation of, the provisions of Section 9.07, the parties acknowledge that the provisions of this Section 6.06 are solely for the benefit of the parties, and no current or former employee, director or consultant or any other individual associated therewith (including any beneficiary or dependent thereof) shall be regarded for any purpose as a third-party beneficiary of the Agreement, and no provision of this Section 6.06 shall create such rights in any such persons in respect of any benefits that may be provided, directly or indirectly, under any Company Benefit Plan or Foreign Benefit Plan or any employee benefit or compensation program, plan or arrangement of Parent or any of its Affiliates. No provision of this Agreement shall constitute a limitation on the rights to amend, modify or terminate after the Effective Time and in accordance with their terms any such plans or arrangements of Parent, the Surviving Corporation or any of their respective Affiliates, and nothing in this Agreement shall be construed as an amendment to any Company Benefit Plan or Foreign Benefit Plan for any purpose. No provision of this Section 6.06 shall require Parent, the Surviving Corporation or any of their respective Affiliates to continue the employment of any employee of the Company or any of the Company Subsidiaries for any specific period of time following the Effective Date.

SECTION 6.07. Convertible Debentures. If requested by Parent, the Company shall use commercially reasonable efforts to assist Parent to take such actions as are required under Sections 801 and 1311 of the Convertible Debentures Indenture to give effect to the Merger, including entering into a supplemental indenture.

SECTION 6.08. Indemnification and Directors’ and Officers’ Insurance.

(a) Parent and Sub agree that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring prior to the Effective Time now existing in favor of the current and former directors or officers of the Company or any of the Company Subsidiaries and the Persons who served as a director, officer, trustee, employee or agent of another corporation, or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans maintained or sponsored by the Company or the Company Subsidiaries (each, together with such Person’s heirs, executors or administrators, an “Indemnified Party”) as provided in their respective certificates of incorporation or bylaws or other organizational documents shall survive the Merger and shall continue in full force and effect in accordance with their terms; provided that any Indemnified Party to whom expenses may be advanced provides an undertaking to repay such advances if it is ultimately determined by a court of competent jurisdiction in a final, non-appealable order that such Indemnified Party is not entitled to indemnification.

(b) For six years from and after the Effective Time, to the fullest extent permitted by applicable Law, Parent and the Surviving Corporation shall maintain in effect the exculpation, indemnification and advancement of expenses provisions of the Company’s (as the Surviving Company) and each of the Company Subsidiaries’ (or their respective successors) certificates of incorporation and bylaws or similar organizational documents in effect immediately prior to the Effective Time (including the Company Certificate and the Company Bylaws), and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any Indemnified Party; provided, however, that all rights to indemnification in respect of any action pending or asserted or any claim made within such period shall continue until the disposition of such action or resolution of such claim.

(c) Parent shall assume, be jointly and severally liable for, and honor, guaranty and stand surety for, and shall cause the Surviving Corporation and its Subsidiaries to honor, in accordance with their respective terms, each of the agreements contained in this Section 6.08 from and after the Effective Time.

(d) At or prior to the Effective Time, Parent shall cause the Company to purchase a “tail” directors’ and officers’ liability insurance policy for the Company and its current directors and officers in form and substance reasonably acceptable to the Company that shall provide the Company and such directors and officers with coverage for six years following the Effective Time of not less than the existing coverage and have other terms not less favorable to the insured persons (including the Company) than the directors’ and officers’ liability insurance coverage currently maintained by the Company; provided that Parent shall not be required to pay an aggregate premium for such policy in excess of 250% of the current annual premium paid by the Company for its directors’ and officers’ liability insurance coverage (the “Maximum Premium”), and in the event that the Maximum Premium is insufficient for such coverage, Parent shall purchase the maximum amount of coverage that is available for such amount. Parent shall, and shall cause the Surviving Corporation to, maintain such policy in full force and effect, and continue to honor the obligations thereunder.

(e) Parent shall pay all expenses, including reasonable attorneys’ fees, that are incurred by any Indemnified Party in enforcing Parent’s obligations pursuant to this Section 6.08.

(f) The rights of each Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such Indemnified Party may have under the Company Certificate, the Company Bylaws, any other indemnification arrangement, the DGCL or otherwise. The provisions of this Section 6.08 shall survive the consummation of the Merger and expressly are intended to benefit, and are enforceable by, each of the Indemnified Parties.

(g) In the event Parent, the Surviving Corporation or any of their respective successors or assigns (x) consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (y) transfer all or substantially all of their properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.08.

SECTION 6.09. Fees and Expenses.

(a) Except as provided below, all fees and expenses incurred in connection with the Merger and the other Transactions shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

(b) The Company shall pay to Parent a fee of $77,500,000 (the “Termination Fee”) if: (i) Parent terminates this Agreement pursuant to Section 8.01(e); (ii) (A) prior to the Company Stockholder Meeting, any Person makes a Company Takeover Proposal that is not withdrawn, (B) this Agreement is terminated pursuant to Section 8.01(b)(i), 8.01(b)(iii) or 8.01(c) (but only if a vote to obtain the Company Stockholder Approval is not held or the Company Stockholder Meeting has not been held) and (C) within 18 months of such termination the

Company enters into a definitive Contract to consummate, or consummates, the transactions contemplated by any Company Takeover Proposal (for purposes of this Section 6.09(b)(ii)(C), the term “Company Takeover Proposal” shall have the meaning assigned to such term in Section 5.02(e), except that all references to “20%” shall be changed to “50%”); or (iii) the Company terminates this Agreement pursuant to Section 8.01(g) (each of the events described in clauses (i), (ii) and (iii) above, a “Company Payment Event”). Any Termination Fee due under this Section 6.09(b) shall be paid by wire transfer of same-day funds on the fifth Business Day following (x) the date of termination of this Agreement, in the case of clauses (i) and (iii) above or (y) the date of the first to occur of the events referred to in the case of clause (ii) above. Further, if both clauses (ii)(A) and (ii)(B) occur, regardless of whether clause (ii)(C) occurs, then the Company shall pay to Parent all documented fees and expenses of Parent, including fees and expenses of financial advisors, outside legal counsel, accountants, experts and consultants, incurred by Parent in connection with the authorization, preparation, negotiation, execution and performance of this Agreement, the Transactions and the Financing (“Parent Expenses”), up to a maximum of $12,500,000, by wire transfer of same-day funds on the fifth Business Day following the receipt of an invoice therefore. If, subsequent to such payment of Parent Expenses, the Company enters into a definitive Contract to consummate a Company Takeover Proposal pursuant to clause (ii)(C) above, then the Company shall pay to Parent, by wire transfer of same day funds, the excess of the Termination Fee minus the Parent Expenses paid pursuant to the immediately preceding sentence on the fifth Business Day following the date of the first to occur of such event(s) referred to above in this sentence. In the event of a Company Payment Event, the Company’s payment of the Termination Fee will be considered liquidated damages for any breach by the Company of this Agreement and in the event of such payment, the Company shall have no other liability for any breach by it of any of the representations, warranties, covenants or agreements set forth in this Agreement, other than in the case of Sections 6.09(a), 6.09(e) and 8.02. If the Termination Fee is paid, in no event will Parent seek to recover any other money damages or seek any other remedy (including specific performance under Section 9.10(a)) from the Company (or its Affiliates) with respect to the Transactions, regardless of whether such monetary damages or other remedies are based on a claim in law or equity, and all such claims are hereby waived.

(c) In the event all of the conditions to Closing set forth in Sections 7.01 and 7.02 are satisfied or waived (other than those conditions which by their nature cannot be satisfied until the Closing, but which conditions at the time of termination shall be capable of being satisfied) and (i) Parent or Sub cannot satisfy its obligation to effect the Closing at such time as contemplated by Section 1.02 or such later time as agreed to by the Company because of a failure to receive the proceeds from the Financing or any Alternate Financing (a “Financing Failure”) and (ii) this Agreement is terminated pursuant to Section 8.01(h) or 8.01(i), then Parent shall pay or cause to be paid to the Company $77,500,000 (the “Parent Financing Failure Fee”) in immediately available funds within five Business Days following such termination. Notwithstanding anything in this Agreement to the contrary, if the Company Stockholder Approval is obtained between December 19, 2008 and January 19, 2009, then Parent cannot avoid payment of the Parent Financing Failure Fee by claiming that any Event occurring during the period between (x) six Business Days after the date the Company Stockholder Approval is obtained and (y) January 26, 2009 is having or would reasonably be expected to have a Material Adverse Effect on the Company.

(d) In the event of a Financing Failure, Parent’s payment of the Parent Financing Failure Fee will be considered liquidated damages for any breach by Parent of this Agreement and in the event of such payment, Parent shall have no other liability for any breach by it of any of the representations, warranties, covenants or agreements set forth in this Agreement, other than in the case of Sections 6.09(a), 6.09(e) and 8.02. If the Parent Financing Failure Fee is paid, in no event will the Company seek to recover any other money damages or seek any other remedy (including specific performance under Section 9.10(a)) from Parent, Sub (or their respective Affiliates) or Lenders with respect to the Transactions, regardless of whether such monetary damages or other remedies are based on a claim in law or equity, and all such claims are hereby waived.

(e) The Company and Parent acknowledge and agree that the agreements contained in this Section 6.09 are an integral part of the Transactions, and that, without these agreements, neither Parent nor the Company would enter into this Agreement. Accordingly, if the Company fails promptly to pay the amount due pursuant to

Section 6.09(b), or Parent fails promptly to pay the amount due pursuant to Section 6.09(c), and, in order to obtain such payment, the Person owed the fee commences a suit that results in a judgment in its favor for the fee, the Person owing the fee shall pay to the Person owed the fee its costs and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the fee from the date such payment was required to be made until the date of payment at the prime rate reported by The Wall Street Journal as in effect on the date such payment was required to be made.

SECTION 6.10. Public Announcements. Parent and Sub, on the one hand, and the Company, on the other hand, shall consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other public statements with respect to the Merger and the other Transactions, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange. The parties agree that the initial press release to be issued with respect to the Transactions shall be a joint press release in the form agreed to by the parties.

SECTION 6.11. Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued pursuant to and in accordance with this Agreement to be approved for listing on NYSE, subject to official notice of issuance, prior to the Closing Date.

SECTION 6.12. Certain Tax Matters; Section 16.

(a) The Company and Parent shall cooperate in the preparation, execution and filing of all Tax Returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp Taxes, and transfer, recording, registration and other fees and similar Taxes which become payable in connection with the Merger that are required or permitted to be filed on or before the Effective Time. Each of Parent and the Company shall pay, without deduction from any amount payable to holders of Company Common Stock and without reimbursement from the other party, any such Taxes or fees imposed on it by any Governmental Entity, which becomes payable in connection with the Merger.

(b) Prior to the Effective Time, each of the Company and Parent shall take all such steps as may be required (to the extent permitted under applicable Law) to cause any dispositions of Company Common Stock or acquisitions of Parent Common Stock (including, in each case, derivative securities) resulting from the Merger and the other Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

SECTION 6.13. Stockholder Litigation. The Company shall give Parent the opportunity to participate in the defense or settlement of any stockholder litigation against the Company and/or its directors relating to the Transactions. The Company shall not settle any such action without the prior consent of Parent (which shall not be unreasonably withheld, delayed or conditioned) unless such settlement does not provide for monetary damages, the terms of such settlement are not in any way detrimental to Parent or the Surviving Company and such settlement does not contain any admission detrimental to Parent or the Surviving Company.

SECTION 6.14. Financing.

(a) Each of Parent and Sub will use its reasonable best efforts to obtain the Financing on the terms and conditions described in the Financing Letter, including using its reasonable best efforts (i) to negotiate definitive agreements with respect thereto on the terms and conditions contained in the Financing Letter (without regard to any adverse impact on any of Parent’s corporate default or equivalent credit ratings (whether by Moody’s, Standard & Poor’s or other recognized credit rating agencies)), and on such other terms as Parent and the Lenders shall agree, (ii) to satisfy (or obtain the waiver of) all conditions on a timely basis to obtaining the Financing applicable to each of Parent and Sub set forth in such definitive agreements that are within its control, (iii) to comply in all material respects with its obligations under the Financing Letter (or obtain the waiver thereof) and

(iv) to enforce its rights under the Financing Letter. Parent shall give the Company prompt notice upon becoming aware of any material breach of the Financing Letter by a party to the Financing Letter or any termination of the Financing Letter. Parent shall keep the Company informed on a reasonable basis and in reasonable detail of the status of its efforts to arrange the Financing and provide to the Company, upon its request, copies of the definitive documents related to the Financing (other than fee letters) and shall not permit any amendment or modification to be made to, or any waiver of any material provision or remedy under, the Financing Letter if such amendment, modification or waiver (i) reduces the aggregate amount of Financing, (ii) adversely amends or expands the conditions to the drawdown of the Financing in any respect that could make the conditions less likely to be satisfied by the End Date, (iii) can reasonably be expected to delay the Closing or the date on which the Financing would be obtained or (iv) is otherwise adverse to the interests of the Company in any other respect except with the prior written consent of the Company (which shall not be unreasonably withheld, delayed or conditioned). In the event that all conditions in the Financing Letter have been satisfied or, upon funding, will be satisfied, Parent and Sub shall use their reasonable best efforts to cause the Lenders to fund on the Closing Date the Financing required to consummate the Merger and the other Transactions (provided Parent is not required to bring any claims against Lenders to cause the Lenders to fund such Financing). In the event that Parent becomes aware of any event or circumstance that makes procurement of any portion of the Financing unlikely to occur in the manner or from the sources contemplated in the Financing Letter, Parent shall immediately notify the Company and Parent and Sub shall use their respective reasonable best efforts to arrange any such portion (other than amounts that are replaced by Parent’s cash on hand) from alternative sources (such portion from alternate sources, the “Alternate Financing”) on terms and conditions, taken as a whole, no less favorable to Parent and Sub. For the avoidance of doubt, in the event that (x) the proceeds from the Senior Notes are not available, (y) all closing conditions contained in Article VII (other than the delivery of a certificate pursuant to Sections 7.02(a) and 7.03(a)) shall have been satisfied or waived and (z) the Bridge Facility and Senior Facility contemplated by the Financing Letter (or Alternate Financing obtained in accordance with this Agreement) and the proceeds thereof are available on the terms and conditions described in the Financing Letter (or replacement thereof), then Parent and Sub shall cause the proceeds of the Bridge Facility to be used in lieu of proceeds from the Senior Notes on the Closing.

(b) Prior to the Closing, the Company shall provide, and shall cause the Company Subsidiaries to provide, and shall use its reasonable best efforts to cause its and their officers and employees to provide, on a timely basis, all reasonable cooperation requested by Parent and that is customary in connection with the arrangement of the Financing or any Alternate Financing to be incurred in connection with the Transactions (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and the Company Subsidiaries), including using its commercially reasonable efforts to (i) facilitate the provision of guarantees and pledge of collateral (effective as of the Closing), (ii) provide financial and other pertinent information regarding the Company and the Company Subsidiaries as may be reasonably requested in writing by Parent in order to consummate the Financing or as necessary to satisfy the conditions set forth in the Financing Letter (as in effect on the date of this Agreement), (iii) provide copies of the most recent appraisals, environmental reports, evidence of title (including copies of deeds, lease documentation, title insurance policies and/or commitments for title insurance, title opinions, surveys, and similar information), and similar information with respect to the properties and assets of the Company and the Company Subsidiaries as may be reasonably requested by Parent, (iv) provide other reasonably requested customary certificates or documents, including a customary certificate of the principal financial officer of the Surviving Corporation (in his capacity as such) with respect to solvency matters, (v) request such customary legal opinions (which may be reasoned if circumstances require) and customary comfort letters as may be reasonably requested by Parent, (vi) participate in a reasonable number of informational meetings and road show meetings in connection with the Financing and (vii) assist Parent and its financing sources in the preparation of all agreements (including review of schedules for completeness), offering documents, an offering memorandum and other marketing and rating agency materials for the Financing or any such Alternate Financing, it being understood and agreed that information and documents provided by the Company and the Company Subsidiaries may be delivered to agents and lenders under the Financing Letter and their representatives (subject to customary arrangements for confidentiality that are substantially similar to the provisions in the Confidentiality Agreement or reasonably acceptable to the

Company); provided that no certificate, document or instrument referred to above shall be effective until the Effective Time and none of the Company or any of the Company Subsidiaries shall be required to pay any commitment or other similar fee or incur any other liability or obligation in connection with the Financing prior to the Effective Time. Parent shall promptly, upon request by the Company, reimburse Company for all out-of-pocket costs (including attorneys’ fees) incurred by the Company or any of the Company Subsidiaries in connection with the cooperation of the Company and the Company Subsidiaries contemplated by this Section 6.14 and shall indemnify and hold harmless the Company, the Company Subsidiaries and their respective directors, officers, employees and representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Financing and any information used in connection therewith, except with respect to any information provided by the Company or any of the Company Subsidiaries. The Company and the Company Subsidiaries shall afford Parent and its authorized representatives (who shall include agents and lenders under the Financing Letter and their representatives) reasonable access, during normal business hours and upon reasonable notice, to the real property of the Company and the Company Subsidiaries to conduct such investigations and activities as are necessary to consummate the Transactions; provided that any such investigations and activities shall be conducted in such a manner as not to interfere unreasonably with the normal operations of the Company and the Company Subsidiaries.

(c) For purposes of this Section 6.14, the term “Financing” shall also be deemed to include any Alternative Financing and the term “Financing Letter” shall also be deemed to include any commitment letter (or similar agreement) with respect to such Alternate Financing.

ARTICLE VII

Conditions Precedent

SECTION 7.01. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Stockholder Approval. The Company shall have obtained the Company Stockholder Approval.

(b) Listing. The shares of Parent Company Stock issuable pursuant to and in accordance with this Agreement shall have been approved for listing on the NYSE, subject to official notice of issuance.

(c) Antitrust Laws. (i) Any applicable waiting period under the HSR Act shall have expired or been earlier terminated, (ii) the European Commission shall have issued a decision under the EC Merger Regulation declaring the Merger compatible with the common market and (iii) the parties shall have received all waivers, consents, licenses, permits, authorizations, orders and approvals from, and made all registrations, filings, notices and notifications with, Governmental Entities under all other U.S. antitrust Laws or all other Foreign Antitrust Laws applicable to the Merger and the other Transactions, except in the case of this clause (iii) for such waivers, consents, licenses, permits, authorizations, orders and approvals the failure of which to obtain, and such registrations, filings, notices and notifications the failure of which to make, prior to closing would not reasonably be expected to materially affect the business of Parent or the Company in an adverse way.

(d) No Restraints. No judgment, temporary restraining order, preliminary or permanent injunction or comparable judicial action that prohibits the consummation of the Merger (collectively, the “Restraints”) by any court or other judicial body of competent jurisdiction in (i) the United States, (ii) the European Union or (iii) any foreign government (if consummation of the Merger in contravention of such foreign government’s Restraint would reasonably be expected to materially affect the business of Parent or the Company in an adverse way) shall have been entered and shall continue to be in effect.

(e) Form S-4. The Form S-4 shall have been declared effective under the Securities Act and shall not be the subject of any stop order or proceedings for such purpose shall be pending or threatened before the SEC.

SECTION 7.02. Conditions to Obligations of Parent and Sub. The obligations of Parent and Sub to effect the Merger are further subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in Article III (except for the representations and warranties set forth in Sections 3.03, 3.04 and 3.06(a) and (b)) that are qualified by a “Material Adverse Effect” qualification shall be true and correct in all respects as so qualified at and as of the date of this Agreement and at and as of the Closing as though made at and as of the Closing; (ii) the representations and warranties of the Company set forth in Article III (except for the representations and warranties set forth in Sections 3.03, 3.04 and 3.06(a) and (b)) that are not qualified by a “Material Adverse Effect” qualification shall be true and correct at and as of the date of this Agreement and at and as of the Closing as if made at and as of such time (without giving effect to any limitation as to “materiality” set forth therein), except for such failures to be true and correct that, individually or in the aggregate, are not having or would not reasonably be expected to have a Material Adverse Effect on the Company; and (iii) the representations and warranties of the Company set forth in Sections 3.03, 3.04 and 3.06(a) and (b) shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing as if made at and as of such time; provided, however, that, with respect to clauses (i), (ii) and (iii) above, representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clause (i), (ii) or (iii), as applicable) only as of such date or period.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed and complied in all material respects with each covenant to be complied with by it under this Agreement at or prior to the Closing.

(c) Certificate. The Company shall have delivered to Parent a certificate duly executed by the Company’s chief executive officer and chief financial officer on behalf of the Company to the effect that each of the conditions specified above in Sections
 7.02(a) and 7.02(b) is satisfied in all respects.

(d) Absence of Material Adverse Effect on the Company. Since the date of this Agreement, there shall not have been any Event that, individually or in the aggregate, is having or would reasonably be expected to have a Material Adverse Effect on the Company.

SECTION 7.03. Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent and Sub set forth in Article IV (except for the representations and warranties set forth in Sections 4.03 and 4.04) that are qualified by a “Material Adverse Effect” qualification shall be true and correct in all respects as so qualified at and as of the date of this Agreement and at and as of the Closing as though made at and as of the Closing; (ii) the representations and warranties of Parent and Sub set forth in Article IV (except for the representations and warranties set forth in Sections 4.03 and 4.04) that are not qualified by a “Material Adverse Effect” qualification shall be true and correct at and as of the date of this Agreement and at and as of the Closing as if made at and as of such time (without giving effect to any limitation as to “materiality” set forth therein), except for such failures to be true and correct that, individually or in the aggregate, are not having or would not reasonably be expected to have a Material Adverse Effect on Parent; and (iii) the representations and warranties of Parent and Sub set forth in Sections 4.03 and 4.04 shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing as if made at and as of such time; provided, however, that, with respect to clauses (i), (ii) and (iii) above, representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clause (i), (ii) or (iii), as applicable) only as of such date or period.

(b) Performance of Obligations of Parent and Sub. Parent and Sub shall have performed in all material respects all obligations required to be performed and complied in all material respects with each covenant to be complied with by them under this Agreement at or prior to the Closing.

(c) Exchange Fund. Consistent with Section 2.02(a), Parent shall have deposited or caused to be deposited with the Exchange Agent at or prior to the Closing certificates representing the shares of Parent Common Stock and cash in U.S. dollars in an aggregate amount sufficient to pay the Merger Consideration in respect of all Company Common Stock.

(d) Certificate. Parent shall have delivered to the Company a certificate duly executed by Parent’s chief executive officer and chief financial officer on behalf of Parent to the effect that each of the conditions specified above in Sections 7.03(a) and 7.03(b) is satisfied in all respects.

SECTION 7.04. Frustration of Closing Conditions. Neither the Company nor Parent may rely, either as a basis for not consummating the Merger or for terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 7.01, 7.02 or 7.03, as the case may be, to be satisfied if such failure was primarily caused by such party’s failure to perform any covenant or obligation under or breach of any provision of this Agreement.

ARTICLE VIII

Termination, Amendment and Waiver

SECTION 8.01. Termination. This Agreement may be terminated at any time prior to the Closing, whether before or after receipt of the Company Stockholder Approval:

(a) By mutual written consent of Parent, Sub and the Company.

(b) By either Parent or the Company:

(i) if the Merger is not consummated on or before March 31, 2009 (the “End Date”); provided, however, that the right to terminate this Agreement under this Section 8.01(b)(i) shall not be available to any party whose failure to perform any covenant or obligation or whose willful breach of a provision under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date;

(ii) if any Restraint having any of the effects set forth in Section 7.01(d) shall be in effect and shall have become final and nonappealable; provided that the party seeking to terminate this Agreement pursuant to this Section 8.01(b)(ii) shall have used its reasonable best efforts to remove such ruling, injunction, order or decree as required by Section 6.03; or

(iii) if the Company Stockholder Approval is not obtained at the Company Stockholder Meeting duly convened (or any adjournment or postponement thereof).

(c) By Parent, if the Company breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.02(a) or 7.02(b) and (ii) cannot be or has not been cured within 30 calendar days after the giving of written notice to the Company of such breach or failure.

(d) By the Company, if Parent breaches or fails to perform in any material respect any of its representations or warranties (other than the representations and warranties contained in Section 4.13 or Section 4.08(b)) or covenants (other than the covenants contained in Section 6.14) contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.03(a) or 7.03(b) and (ii) cannot be or has not been cured within 30 calendar days after the giving of written notice to Parent of such breach or failure.

(e) By Parent, in the event that, prior to receipt of the Company Stockholder Approval, a Company Adverse Recommendation Change shall have occurred or the Company Board shall have refused to affirm its recommendation of this Agreement, the Merger and the other Transactions publicly within 10 calendar days after receipt of any written request from Parent which request was made on a reasonable basis.

(f) By the Company, if, at any time following receipt of the Company Stockholder Approval, the percentage decline in the average of the closing prices of the Parent Common Stock, as reported on the NYSE Composite Tape, for any five trading day period following the Company Stockholder Meeting (the “Measuring Period”) is greater than 20% as measured against the closing price of the Parent Common Stock on the day preceding the Company Stockholder Meeting and (ii) the percentage decline during the Measuring Period of the closing price of Parent Common Stock, as reported on the NYSE Composite Tape, is 20% or more than the percentage decline, during the same Measuring Period, of Standard & Poor’s 500 Index.

(g) By the Company, if, prior to the receipt of the Company Stockholder Approval, (i) the Company Board has received a Superior Company Proposal, (ii) in light of such Superior Company Proposal, the Company Board shall have determined in good faith, after consultation with outside counsel, that the failure to withdraw or modify its recommendation of this Agreement, the Merger or the other Transactions would be inconsistent with the Company Board’s exercise of its fiduciary duty under applicable Law, (iii) the Company is in compliance in all material respects with Section 5.02 and (iv) the Company’s Board concurrently approves, and the Company concurrently enters into, a definitive agreement providing for the implementation of such Superior Company Proposal.

(h) By the Company if the conditions to Closing set forth in Sections 7.01 and 7.02 are satisfied (or, upon an immediate Closing, would be satisfied as of such Closing) if Parent does not (i) satisfy the conditions set forth in Section 7.03(c) within five Business Days (or by January 26, 2009 if the Company Stockholders Meeting at which the Company Stockholder Approval is obtained occurs between December 19, 2008 and January 19, 2009) after notice by the Company to Parent that the conditions set forth in Sections 7.01 and 7.03(a) and (b) are satisfied (or, upon an immediate Closing, would be satisfied as of such Closing) and (ii) proceed immediately thereafter to give effect to a Closing.

(i) By the Company, if Parent breaches or fails to perform in any material respect any of its representations or warranties contained in Section 4.13 or any of its covenants contained in Section 6.14, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.03(a) or 7.03(b) and (ii) cannot be or has not been cured within 30 calendar days after the giving of written notice to Parent of such breach or failure.

(j) By the Company, if, after the Company Stockholder Approval is obtained, Parent advises the Company that it cannot deliver the certificate required by Section 7.03(d) because the representation and warranty in Section 4.08(b) is not true and correct.

SECTION 8.02. Effect of Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Sub or the Company, other than the last sentence of Section 6.02, Section 6.09, this Section 8.02 and Article IX, which provisions shall survive such termination, except, liability arising out of any willful or intentional breach of any of the representations, warranties or covenants in this Agreement (subject to any express limitations set forth in this Agreement), any action for fraud, or as provided for in the Confidentiality Agreement (which shall survive termination of this Agreement in accordance with its terms), in which case the aggrieved party shall be entitled to all rights and remedies available at law or in equity.

SECTION 8.03. Amendment. This Agreement may be amended by the parties at any time before or after receipt of the Company Stockholder Approval; provided, however, that (i) after receipt of the Company Stockholder Approval, no amendment shall be made that by Law requires further approval by the stockholders of the Company without such further approval, (ii) no amendment shall be made to this Agreement after the

Effective Time and (iii) except as provided in clause (i) above, no amendment of this Agreement shall require the approval of the stockholders of the Company. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

SECTION 8.04. Extension; Waiver. At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement. No extension or waiver by the Company shall require the approval of the stockholders of the Company unless such approval is required by Law and no extension or waiver by Parent shall require the approval of the stockholders of Parent unless such approval is required by Law. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

SECTION 8.05. Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement pursuant to Section 8.01, an amendment of this Agreement pursuant to Section 8.03 or an extension or waiver pursuant to Section 8.04 shall, in order to be effective, require in the case of Parent, Sub or the Company, action by its Board of Directors or the duly authorized designee of its Board of Directors. Termination of this Agreement prior to the Effective Time shall not require the approval of the stockholders of the Company or Parent.

ARTICLE IX

General Provisions

SECTION 9.01. Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in the officers’ certificates delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

SECTION 9.02. Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given upon receipt by the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to Parent or Sub, to:

Ashland Inc.

50 E. RiverCenter Boulevard

Covington, Kentucky 41011

Phone: (859) 815-4711

Facsimile: (859) 815-5053

Attention: David L. Hausrath, Esq.

with a copy to:

Squire, Sanders & Dempsey L.L.P.

4900 Key Tower

127 Public Square

Cleveland, Ohio 44114

Phone: (216) 479-8528

Facsimile: (216) 479-8780

Attention: Carolyn J. Buller, Esq.

(b)	if to the Company, to:

Hercules Incorporated

Hercules Plaza

1313 North Market Street

Wilmington, Delaware 19894-0001

Phone: (302) 594-7317

Facsimile: (302) 594-7252

Attention: Richard G. Dahlen, Esq.

with a copy to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Phone: (212) 403-1000

Facsimile: (212) 403-2000

Attention: David A. Katz, Esq.

SECTION 9.03. Definitions. For purposes of this Agreement:

(a) An “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

(b) A “Business Day” means any day other than (i) a Saturday or a Sunday or (ii) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in New York City.

(c) The “Knowledge” of any Person that is not an individual means, with respect to any matter in question, (x) with respect to Parent, the actual knowledge of the individuals set forth on Section 9.03 of the Parent Disclosure Letter and (y) with respect to the Company, the actual knowledge of the individuals listed on Section 9.03 of the Company Disclosure Letter.

(d) A “Material Adverse Effect” on a party means any change, effect, event, occurrence, state of facts or development (an “Event”) that materially adversely affects the business, financial condition or annual results of operations of such party and its Subsidiaries, taken as a whole; provided, however, that a “Material Adverse Effect” shall not include any Events directly or indirectly resulting from: (i) changes or conditions generally affecting the businesses or industries in which such party and its Subsidiaries operate, to the extent such changes or conditions do not materially and disproportionately impact such party and its Subsidiaries, taken as a whole, (ii) changes or conditions in U.S., European, Asian or Latin American or global, international, or general economic, regulatory, or political conditions (including calamities, the outbreak or escalation of hostilities or acts of war or terrorism), to the extent such conditions do not materially and disproportionately impact such party and its Subsidiaries, taken as a whole, (iii) changes or conditions generally affecting the financial, securities or credit markets, (iv) any failure, in and of itself, by such party to meet any projections, forecasts, revenue or earnings estimates for any period ending on or after the date of this Agreement (it being understood that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excludable may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect), (v) the public announcement, pendency, execution, delivery or existence of this Agreement, the Merger and the other Transactions, including such party’s compliance with this Agreement and the impact of this Agreement, the Merger and the other Transactions on the relationships of such party with its employees, independent contractors, customers, suppliers, licensors, licensees, distributors, Governmental Entities and other third parties with whom such party has business dealings, (vi) changes in GAAP, applicable Law or accounting standards (or interpretations thereof) or accounting estimates of existing contingent liabilities under GAAP, (vii) any changes in the market price or trading volume of the Company Common Stock or Parent Common Stock, as the case may be (it being understood that the facts or occurrences giving rise to or contributing to such changes in market price or trading volume that are not otherwise excludable may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect), (viii) any litigation arising from allegations of a breach of fiduciary duty relating to this Agreement or the Merger and the other Transactions or (ix) changes in any analyst’s recommendations, any corporate default or equivalent credit ratings (whether by Moody’s, Standard & Poor’s or other recognized credit rating agencies) or any other recommendations or ratings as to Company or Parent, as the case may be, or their respective Subsidiaries (including, in and of itself, any failure to meet analyst projections).

(e) A “Person” means any individual, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, organization, group (as such term is used in Section 13 of the Exchange Act), Governmental Entity, other entity or any permitted successors and assigns of such Person.

(f) “Subsidiary” means any entity of which a Person (a) directly or indirectly owns 50% or more of the outstanding voting securities or other voting ownership interests or (b) through contract or otherwise possesses power to appoint at least 50% of the directors of such entity (or Persons performing similar functions).

SECTION 9.04. Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section, as applicable, of this Agreement unless otherwise indicated. The table of contents, index of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” References to “this Agreement” shall include the Company Disclosure Letter and the Parent Disclosure Letter. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant to this Agreement unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular, as well as to the plural forms of such terms and to the masculine, as well as to the feminine and neuter genders of such term. Any Law defined or referred to in this Agreement means such Law as from time to time amended, modified or supplemented, including by succession of comparable successor Laws and references to all attachments thereto and instruments incorporated therein. Any Contract defined or referred to in this Agreement means such Contract as amended, modified or supplemented, including (in the case of Contracts or instruments) by waiver or consent, through the date of this Agreement. References to a person are also to its permitted successors and assigns. Each of the parties has participated in the drafting and negotiation of this Agreement with the assistance of counsel and other advisors. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement or interim drafts of this Agreement.

SECTION 9.05. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Merger and the other Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the Merger and the other Transactions are fulfilled to the extent possible.

SECTION 9.06. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. The parties may execute more than one copy of this Agreement, each of which shall constitute an original. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

SECTION 9.07. Entire Agreement; No Third-Party Beneficiaries. This Agreement, taken together with the Company Disclosure Letter, the Parent Disclosure Letter, and the Confidentiality Agreement (although any provisions of the Confidentiality Agreement conflicting with this Agreement shall be governed by this Agreement), (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the Transactions and (b) except for Section 6.08 (which is intended to be for the benefit of the Persons identified therein, and may be enforced by such Persons), are not intended, and nothing in this Agreement or therein shall be construed or implied, to confer upon any Person other than the parties any rights or remedies. Notwithstanding clause (b) of the immediately preceding sentence, following the Effective Time the provisions of Article II shall be enforceable by holders of Certificates.

SECTION 9.08. GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS THEREOF.

SECTION 9.09. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

SECTION 9.10. Enforcement.

(a) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, subject to the last two sentences of Section 6.09(b) and Section 6.09(d), the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Delaware Court of Chancery, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action, in the United States District Court for the District of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity in such courts.

(b) In addition, each of the parties to this Agreement (a) consents to submit itself and its property to the personal jurisdiction of the aforesaid courts in the event any dispute arises out of this Agreement or any Transaction, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion, as a defense, counterclaim or other request for leave from any such court or otherwise, (c) agrees that it will not bring any action relating to this Agreement or any Transaction in any court other than the Delaware Court of Chancery, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action, in the United States District Court for the District of Delaware, (d) agrees not to assert any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (e) to the fullest extent permitted by the applicable Law, agrees not to assert any claim that (i) the action in such court is brought in an inconvenient forum, (ii) the venue of such action is improper or (iii) this Agreement, or the subject matter of this Agreement, may not be enforced in or by such courts. The parties to this Agreement further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief. Each of the Company, Parent and Sub hereby consents to service being made through the notice procedures provided for in Section 9.02 and agrees that service of any process, summons, notice or document by registered mail (return receipt requested and first-class postage prepaid) to the respective addresses provided for in Section 9.02 shall be effective service of process for any suit or proceeding in connection with this Agreement or the Merger or the other Transactions.

SECTION 9.11. WAIVER OF JURY TRIAL. EACH PARTY TO THIS AGREEMENT HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY TO THIS AGREEMENT (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.11.

IN WITNESS WHEREOF, Parent, Sub and the Company have duly executed this Agreement, all as of the date first written above.

ASHLAND INC.,

by

/s/ James J. O’Brien
Name:	James J. O’Brien
Title:	Chairman and Chief Executive Officer

ASHLAND SUB ONE, INC.,

by

/s/ John W. Joy
Name:	John W. Joy
Title:	President

HERCULES INCORPORATED,

by

/s/ Craig A. Rogerson
Name:	Craig A. Rogerson
Title:	President and Chief Executive Officer

Index of Defined Terms

Term	Section
Acquisition Agreement	5.02(b)
Affiliate	9.03(a)
Alternate Financing	6.14(a)
Applicable Company Group	6.06(e)
Applicable Limitation	6.05(d)
Appraisal Share	2.01(d)
Bridge Facility	4.13(a)
Business Day	9.03(b)
Cash Consideration	2.01(c)
Cash Electing Option	6.05(a)
Cash Out Amount	6.05(l)
Certificate	2.01(c)
Certificate of Merger	1.03
Closing	1.02
Closing Date	1.02
Code	2.02(i)
Company	Preamble
Company Adverse Recommendation Change	5.02(b)
Company Benefit Plans	3.10(a)
Company Board	Preamble
Company Bylaws	3.01
Company Capital Stock	3.03(a)
Company Certificate	1.05
Company Charter	3.01
Company Common Stock	2.01(b)
Company Disclosure Letter	Article III Preamble
Company Employees	6.06(a)
Company Financial Advisor	3.18
Company Material Contract	3.14(a)
Company Multiemployer Pension Plan	3.10(a)
Company Notice of Adverse Recommendation	5.02(b)
Company Option Cash Out Amount	6.05(a)
Company Payment Event	6.09(b)
Company Pension Plans	3.10(a)
Company Permits	3.01
Company Preferred Stock	3.03(a)
Company Restricted Share	6.05(l)
Company Retiree Welfare Programs	6.06(e)
Company RSU Consideration	6.05(f)
Company RSUs	6.05(f)
Company SEC Documents	3.06(a)
Company Series A Preferred Stock	3.03(a)

Company Stock Option	6.05(l)
Company Stock Plans	6.05(l)
Company Stockholder Approval	3.20
Company Stockholder Meeting	3.04(a)
Company Subsidiaries	3.01
Company Takeover Proposal	5.02(e)(i)
Company Union	3.17
Confidentiality Agreement	6.02
Consent	3.05(b)
Contract	3.05(a)
Converted Stock Option	6.05(a)
Convertible Debentures	3.03(a)
Convertible Debentures Indenture	3.03(a)
DGCL	1.01
EC Merger Regulation	3.05(b)
Election Deadline	6.05(l)
Effective Time	1.03
End Date	8.01(b)
Environmental Claim	3.13(g)(i)
Environmental Law	3.13(g)(ii)
Environmental Permits	3.13(b)
ERISA	3.10(a)
Event	9.03(d)
Excess Plan	6.06(f)
Excess Shares	2.02(e)
Exchange Act	3.05(b)
Exchange Agent	2.02(a)
Exchange Fund	2.02(a)
Exchange Ratio	2.01(c)
Financing	4.13(a)
Financing Failure	6.09(c)
Financing Letter	4.13(a)
Foreign Antitrust Laws	3.05(b)
Foreign Benefit Plan	3.10(a)
Form S-4	3.07
Fractional Share Proceeds	2.02(e)
GAAP	3.06(b)
Governmental Entity	3.05(b)
Hazardous Materials	3.13(g)(iii)
HSR Act	3.05(b)
Indemnified Party	6.08(a)
Intellectual Property Rights	3.16(a)
IRS	3.09(c)
Judgment	3.05(a)
Knowledge	9.03(c)
Law	3.05(a)

Lenders	4.13(a)
Liens	3.02(a)
Material Adverse Effect	9.03(d)
Maximum Amount	6.05(d)
Maximum Premium	6.08(d)
Measuring Period	8.01(f)
Merger	Preamble
Merger Consideration	2.01(c)
New Plans	6.06(c)
NYSE	2.02(e)
Parent	Preamble
Parent Bylaws	4.01
Parent Capital Stock	4.03(a)
Parent Charter	4.01
Parent Closing Price	6.05(l)
Parent Common Stock	2.01(c)
Parent Disclosure Letter	Article IV Preamble
Parent Expenses	6.09(b)
Parent Financial Advisor	4.11
Parent Financing Failure Fee	6.09(c)
Parent Material Contract	4.16(a)
Parent Permits	4.01
Parent Preferred Stock	4.03(a)
Parent SAR	6.05(l)
Parent SEC Documents	4.06(a)
Parent Stock Equivalent Award	6.05(l)
Parent Stock Option	6.05(l)
Parent Stock Plans	6.05(l)
Parent Subsidiaries	4.01
Permits	3.01
Person	9.03(e)
Parties	Preamble
Proxy Statement/Prospectus	6.01(a)
Qualified Company Plans	3.10(b)
Release	3.13(g)(iv)
Representatives	5.02(a)
Restraints	7.01(d)
Rollover Amount	6.05(d)
SEC	3.05(b)
Securities Act	3.05(b)
Section 262	2.01(d)
Senior Notes	4.13(a)
Senior Facility	4.13(a)
Share Issuance	4.04(b)
Significant Company Subsidiary	3.02(a)

Significant Parent Subsidiary	4.02(a)
SOX	3.06(b)
Special Exchange Ratio	6.05(h)
Stock Consideration	2.01(c)
Stock Consideration Cash Value	6.05(l)
Stock Electing Option	6.05(a)
Sub	Preamble
Subsidiary	9.03(f)
Superior Company Proposal	5.02(e)(ii)
Surviving Corporation	1.01
Taxes	3.09(p)
Tax Returns	3.09(p)
Termination Fee	6.09(b)
Transactions	1.01
Transfers	5.01(a)(ix)
Voting Company Debt	3.03(b)
Voting Parent Debt	4.03(b)
Warrants	3.03(a)
Warrant Agreement	3.03(a)

EXHIBIT A TO THE MERGER AGREEMENT

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

HERCULES INCORPORATED

Hercules Incorporated, a corporation organized and existing under and by virtue of the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

1. The Original Certificate of Incorporation for the Corporation (the “Original Certificate”) was filed with the Secretary of State of the State of Delaware (the “Secretary of State”) on October 18, 1912.

2. A Restated Certificate of Incorporation for the Corporation (the “Restated Certificate”), which restated and integrated, but did not further amend the provisions of the Original Certificate as theretofore amended and supplemented, was filed with the Secretary of State on July 6, 1988.

3. The Restated Certificate was amended by certain Certificates of Amendment filed with the Secretary of State on October 24, 1995 and June 25, 2007 respectively.

4. The Corporation is party to that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of [•], 2008, among Ashland Inc., a Kentucky corporation (the “Parent”), Ashland Sub One, Inc., a Delaware corporation and a wholly owned subsidiary of Parent, and the Corporation.

5. In order to effectuate the transactions contemplated in the Merger Agreement, the Amended and Restated Certificate of Incorporation for the Corporation (the “Amended and Restated Certificate”), in the form set forth below, has been duly adopted in accordance with the provisions of Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware.

6. The Amended and Restated Certificate so adopted reads as set forth below:

FIRST: The name of the Corporation is Hercules Incorporated.

SECOND: The registered office of the Corporation in the State of Delaware is located at 1313 North Market Street in the City of Wilmington, County of New Castle. The name of its registered agent at such address is Hercules Incorporated. The principal place of business of the Corporation is 1313 North Market Street, Wilmington, Delaware, 19894.

THIRD: The purposes for which it is formed are:

To engage in any lawful act or activity for which corporations may be formed under the General Corporation Law of the State of Delaware.

To carry on any lawful business and to do any and everything necessary or convenient for the accomplishment of any of the purposes thereof or the attainment of any one or all of the objects incidental thereto or for the enhancement of the value of the business or properties of the Corporation or which shall at any time appear conducive thereto or expedient; to have all the rights, powers, and privileges now or hereafter conferred by the laws of the State of Delaware upon corporations organized under its General Corporation Law or under any act amendatory thereof, supplemental thereto or substituted therefor.

FOURTH: The total number of shares of stock which the Corporation is authorized to issue is ONE THOUSAND (1,000) shares of Common Stock, without par value.

FIFTH: The holders of the Common Stock shall have the right, pro rata, according to their total respective holdings of Common Stock and on such terms and conditions as the Board of Directors may determine, to purchase or subscribe for any of the authorized but unissued shares of Common Stock which the Corporation may hereafter issue; provided, however, that any such right to purchase or subscribe for any such shares of Common Stock or any such obligation shall be nontransferable.

SIXTH: Subject to the limitations imposed by this Article SIXTH, the business affairs of the Corporation shall be managed by the Board of Directors, and the directors need not be elected by ballot unless required by the Bylaws of the Corporation.

The following powers shall not be vested in the directors but shall be reserved in and exercised only by the Stockholders of the Corporation:

A. The power to declare dividends.

B. The power to borrow money and/or to mortgage, pledge or otherwise encumber assets of the Corporation.

C. The power to sell all or substantially all of the assets of the Corporation or to merge, consolidate or to liquidate the Corporation.

D. The power to amend the Bylaws of the Corporation.

E. The power to grant proxies to vote shares of stock owned or held by the Corporation.

F. The power to guarantee debts or obligations of any other person, corporation or other entity.

SEVENTH:

Section I.

To the fullest extent authorized or permitted by the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended, a director of this Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. This Section shall not eliminate or limit the liability of a director for any act or omission occurring prior to the effective date of its adoption. Any repeal or modification of this Section, directly or indirectly, such as by adoption of an inconsistent provision of this Amended and Restated Certificate, shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

Section II.

1. Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter collectively referred to as a “Proceeding”), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such Proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators.

The right to indemnification conferred in this Section shall include the right to be paid by the Corporation the expenses incurred in defending any such Proceeding in advance of its final disposition; provided, however, that if the Delaware General Corporation Law requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a Proceeding, shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this Section or otherwise. The Corporation may, by action of its Board of Directors, provide indemnification to employees and agents of the Corporation with the same scope and effect as the foregoing indemnification of directors and officers.

2. The right to indemnification and the payment of expenses incurred in defending a Proceeding in advance of its final disposition conferred in this Section shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Amended and Restated Certificate, Bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

3. The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

4. If this Section or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each director, officer, employee and agent of the Corporation as to expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) with respect to any Proceeding to the full extent permitted by any applicable portion of this Section that shall not have been invalidated and to the full extent permitted by applicable law.

EIGHTH: The names of the persons who are to serve as Directors of the Corporation until the first annual meeting of the Stockholders, or until their successors are elected and qualified, and their mailing addresses are as follows:

Lamar M. Chambers	50 E. RiverCenter Boulevard
Covington, KY 41012

David L. Hausrath	50 E. RiverCenter Boulevard
Covington, KY 41012

John W. Joy	50 E. RiverCenter Boulevard
Covington, KY 41012

NINTH: Subject to the restrictions that the number of Directors shall not be less than three (3), or such larger number as from time to time may be required by the laws of the State of Delaware, the number of Directors may be fixed from time to time by the Bylaws of the Corporation.

TENTH: The Corporation reserves the right to amend or repeal any provision contained in this Amended and Restated Certificate in the manner prescribed by the laws of the State of Delaware. All rights herein conferred are granted subject to this reservation.

IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Incorporation to be signed this          day of                     , 2008.

HERCULES INCORPORATED

By:
Name: Title:

EXHIBIT B TO THE MERGER AGREEMENT

HERCULES INCORPORATED

As Amended and Restated Pursuant to Resolution Dated             , 2008

BY-LAWS

ARTICLE I. STOCKHOLDERS

Section 1. Annual Meeting.

The annual meeting of the stockholders of the Corporation shall be held, unless changed by resolution of the Board of Directors, on the first Monday of August of each year at such time and place as shall be designated by resolution of the Board of Directors.

Section 2. Special Meetings.

Special meetings of the stockholders, for any purpose or purposes, may be called by a majority of the Board of Directors or the President at such place, date and hour as shall be designated in the notice thereof. Notice of any special meeting shall be sent to stockholders of record not less than three (3) days prior to the meeting.

Section 3. Quorum.

At any meeting of the stockholders, the holders of a majority of the issued and outstanding shares of stock entitled to vote at the meeting, present in person or by proxy, shall constitute a quorum for all purposes, unless or except to the extent that the presence of a larger number may be required by law, in which case such larger number shall constitute a quorum for all purposes.

Section 4. Proxies.

At any meeting of the stockholders, every stockholder entitled to vote may vote in person or by proxy authorized by an instrument in writing filed in accordance with the procedure established by the Board of Directors for the meeting.

Section 5. Action By Consent.

Any action required or permitted to be taken at any meeting of the stockholders may be taken without a meeting if all stockholders consent thereto, in writing, and such writing is filed with the minutes of the proceedings of the stockholders.

ARTICLE II. BOARD OF DIRECTORS

Section 1. Powers of Directors.

The Board of Directors may, except as otherwise required by law, exercise all such powers and do all such acts as may be exercised or done by the Corporation; however, the Board of Directors is specifically prohibited from exercising any of the following powers, all of which are reserved in and are to be exercised only by the stockholders of the Corporation:

(a)	the power to declare dividends;

(b)	the power to borrow money and/or to mortgage, pledge or otherwise encumber assets of the Corporation;

(c)	the power to sell all or substantially all of the assets of the Corporation or to merge, consolidate or liquidate the Corporation;

(d)	the power to amend the By-laws of the Corporation;

(e)	the power to grant proxies to vote shares of stock owned or held by the Corporation; and

(f)	the power to guarantee debts or obligations of any other person, corporation or other entity.

Section 2. Number of Directors.

The number of directors who shall constitute the whole Board of Directors shall be three (3) unless otherwise specifically provided for by the majority vote of the stockholders.

Section 3. Term of Office.

Each director shall be elected by the shareholders at each annual meeting and shall serve at the will and pleasure of the stockholders until the next succeeding annual meeting or until such time as a successor is elected and takes office or until his earlier resignation or removal.

Section 4. Vacancies.

In the case of any vacancy on the Board of Directors or in case of any newly created directorship, a director to fill such vacancy or such newly created directorship for the unexpired portion of the term being filled shall be elected by the stockholders.

Section 5. Resignation.

Any director may resign at any time by giving written notice of his resignation to the President or the Secretary of the Corporation. Any such resignation shall take effect at the time specified therein, or, if the time when it shall become effective shall not be specified therein, then it shall take effect when accepted by action of the Board of Directors. Except as aforesaid, the acceptance of such resignation shall not be necessary to make it effective.

Section 6. Removal.

A director may be removed, either with or without cause and without liability, at any time by a majority vote of either the Board of Directors or the stockholders.

Section 7. Quorum.

At any meeting of the Board of Directors, a majority of the directors of the whole Board shall constitute a quorum for all purposes, except to the extent that the presence of a larger number may be required by law, in which case such larger number shall constitute a quorum for all purposes.

Section 8. Meetings.

(a) Annual Meeting. As soon as practical after each annual election of directors, the Board of Directors shall meet for the purpose of organization and the transaction of business.

(b) Regular Meetings. Regular meetings of the Board of Directors shall be held at such dates, times and places as the Board of Directors may from time to time determine.

(c) Special Meetings. Special meetings of the Board of Directors shall be held whenever called by the Chairman of the Board or upon the written request of a majority of the directors filed with the Secretary. Any and all business may be transacted at a special meeting which may be transacted at a regular meeting of the Board of Directors.

(d) Place of Meetings. The Board of Directors may hold its meetings at such place or places as it may from time to time by resolution determine or as shall be designated in the respective notices or waiver of notices thereof.

(e) Notice of Meetings. Notices of the annual meeting or regular meetings of the Board of Directors or any adjourned meeting need not be given. Notices of special meetings of the Board of Directors, or of any committee of the Board of Directors which has not been fixed in advance as to time and place by such committee, shall be mailed by the Secretary to each director, or member of such committee, addressed to him at his residence or usual place of business, at least two (2) days before the day on which such meeting is to be held, or shall be sent to him by telegraph, cable or other form of recorded communication or be delivered personally or by telephone not later than the day before such meeting is to be held.

(f) Telephonic Meeting. Any meeting of the Board of Directors, or any committee thereof, may be conducted through the use of any means of communication by which all persons participating in the meeting can hear and speak to each other, and the directors’ participation in such a meeting shall constitute presence in person at the meeting for all purposes.

(g) Action By Consent. Any action required or permitted to be taken at any meeting of the Board of Directors, or any committee thereof, may be taken without a meeting if all members of the Board of Directors or committee, as the case may be, consent thereto in writing, and such writing is filed with the minutes of the proceedings of the Board of Directors or the committee.

ARTICLE III. OFFICERS

Section 1. Election.

The officers of the Corporation shall be elected by the Board of Directors.

Section 2. Term of Office.

Each officer shall be elected by the Board of Directors to serve at the will and pleasure of the Board of Directors and shall hold office until his successor is elected and takes office or until his earlier resignation or removal.

Section 3. Officers of the Corporation.

The officers of the Corporation shall be as follows:

(a) a President;

(b) one or more Vice Presidents;

(c) a Secretary and, as and when appointed, one or more Assistant Secretaries one of which may be designated as an Assistant Secretary-Tax; and

(d) a Treasurer and, as and when appointed, one or more Assistant Treasurers one of which may be designated as an Assistant Treasurer-Tax.

Subject to the provisions of any applicable law, more than one office may be held by the same person, except that the offices of President and Secretary may not be held by the same person.

Section 4. Vacancies.

In case of any vacancy of an office or in case of any newly created office, an officer to fill such vacancy or such newly created office for the unexpired portion of the term being filled shall be elected by the Board of Directors.

Section 5. Resignation.

Any officer may resign at any time by giving written notice to the President or the Secretary of the Corporation and such resignation shall take effect at the time specified therein, or if the time when it shall become effective shall not be specified therein, then it shall take effect when accepted by the action of the Board of Directors. Except as aforesaid, the acceptance of such resignation shall not be necessary to make it effective.

Section 6. Removal.

An officer elected by the Board of Directors may be removed, either with or without cause and without liability, at any time by a majority vote of either the Board of Directors or the shareholders.

Section 7. Chairman of the Board of Directors.

At the discretion of the Board of Directors, the office of the Chairman of the Board may be established. Such Chairman of the Board shall perform all duties and functions as shall be delegated to him by the Board of Directors.

Section 8. Duties and Functions.

(a) President. The President will have such powers, authority and duties as may be designated to him from time to time by the Board of Directors.

(b) Vice Presidents. The Vice Presidents will have such powers, authority and duties as may be delegated or assigned to them from time to time by the Board of Directors or the President.

(c) Secretary. The Secretary shall issue all authorized notices for and shall keep minutes of all meetings of the stockholders and the Board of Directors and shall perform such other duties as the Board of Directors or the President shall prescribe.

(d) Assistant Secretary. Except for the Assistant Secretary-Tax, the Assistant Secretary or, if there be more than one, the Assistant Secretaries in the order determined by the Board of Directors shall, in the absence or disability of the Secretary, perform the duties and exercise the powers of the Secretary and shall perform such other duties as the Board of Directors or the President shall prescribe.

The authority of the Assistant Secretary-Tax shall be limited to attesting and affixing the Corporation’s seal to any and all documents which the Assistant Treasurer-Tax is, pursuant to part (f) of this Section 8 of Article III, authorized to prepare, execute and file on behalf of the Corporation.

(e) Treasurer. The Treasurer shall have the custody of all moneys and securities of the Corporation and shall keep regular books of account. He shall make such disbursements of the funds of the Corporation as are proper and shall render from time to time an account of all such transactions and of the financial condition of the Corporation and shall perform such other duties as the Board of Directors shall prescribe.

(f) Assistant Treasurer. Except for the Assistant Treasurer-Tax, the Assistant Treasurer or, if there be more than one, the Assistant Treasurers in the order determined by the Board of Directors shall have such powers and discharge such duties as the Board of Directors or the President shall prescribe.

The authority of the Assistant Treasurer-Tax shall be limited to preparing, executing and filing with the United States and any political subdivision thereof, and with any other country and the political subdivisions thereof, all of the following documents: (i) income, franchise, excise, sales, use, license, property, business and occupation tax returns and reports of any kind or description; (ii) initial, periodic and annual returns and reports of any kind or description dealing with corporate status or qualification or licensing to do business and all similar reports; and (iii) returns and reports relating to unclaimed, abandoned or escheated property.

ARTICLE IV. COMMITTEES

Section 1. Executive Committee.

(a) Designation. The Board of Directors may, by resolution passed by majority of the whole Board of Directors, designate an Executive Committee to consist of two or more directors.

(b) Function and Power. The Executive Committee, subject to applicable law and to the extent provided in the resolution establishing such committee, shall possess and may exercise during the intervals between meetings of the Board of Directors the powers of the Board of Directors in the management of the business and affairs of the Corporation.

(c) Vacancies. In the case of any vacancies on the Executive Committee or in the case of any newly created position thereon, a director to fill such vacancy or newly created position shall be elected by the Board of Directors.

(d) Removals. A member of the Executive Committee may be removed either with or without cause at any time by a majority vote of the Board of Directors.

(e) Meetings. The Executive Committee shall meet as often as may be determined necessary and expedient at such times and places as shall be determined by the Executive Committee.

(f) Quorum. At any meeting of the Executive Committee, a majority of the members shall constitute a quorum for all purposes.

Section 2. Other Committees

The Board of Directors may, by resolution passed by a majority of the whole Board, designate other committees, each committee to consist of two or more directors and to have such duties and functions as shall be provided in such resolution. The Board of Directors shall have the power to change the members of any such committee at any time, to fill vacancies and to discharge any such committee, either with or without cause, at any time.

ARTICLE V. STOCK CERTIFICATES

Section 1. Issuance.

Each stockholder shall be entitled to a certificate signed by the President or any other duly appointed officer of the Corporation, certifying the number of shares owned by him.

Section 2. Transfer.

Transfers of stock shall be made only upon the transfer books of the Corporation by the transfer agents designated to transfer shares of stock of the Corporation.

ARTICLE VI. BOOKS, ACCOUNTS AND RECORDS

The Corporation shall keep correct and complete books and records of account and shall keep minutes of the proceedings of its stockholders, the Board of Directors and committees of the Board of Directors. All books, accounts, and records of the Corporation, including but not limited to stock ledgers and minute books shall be located where the books, accounts, and records of any stockholder of the Corporation which own a majority of the issued and outstanding stock of this Corporation are kept or at such place as shall be designated by the majority stockholder.

ARTICLE VII. SEAL

The Board of Directors may by resolution provide for a suitable seal, containing the name of the Corporation, which seal shall be in the charge of the Secretary.

ARTICLE VIII. FISCAL YEAR

The fiscal year of the Corporation shall end on the 30th day of September in each year.

ARTICLE IX. INDEMNIFICATION

Section 1.

Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she or a person of whom he or she is the legal representative is or was, at any time during which these By-laws are in effect (whether or not such person continues to serve in such capacity at the time any indemnification or payment of expenses pursuant hereto is sought or at the time any proceeding relating thereto exists or is brought), a director or officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, trustee, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans maintained or sponsored by the Corporation (hereinafter, an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, trustee, employee or agent or in any other capacity while serving as a director, officer, trustee, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, trustee, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that except as provided in Section 3 of this Article IX, the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors. The right to indemnification conferred in this Article IX shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition, such advances to be paid by the Corporation within twenty (20) days after the receipt by the Corporation of a statement or statements from the claimant requesting such advance or advances from time to time; provided, however, that if the General Corporation Law of the State of Delaware requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (hereinafter, the “undertaking”) by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right of appeal (a “final disposition”) that such director or officer is not entitled to be indemnified for such expenses under this Article IX or otherwise. The rights conferred upon indemnitees in this Article IX shall be contract rights that vest at the time of such person’s service to or at the request of the Corporation and such rights shall continue as to an indemnitee who has ceased to be a director, officer, trustee, employee or agent and shall inure to the benefit of the indemnitee’s heirs, executors and administrators.

Section 2.

To obtain indemnification under this Article IX, a claimant shall submit to the Corporation a written request, including therein or therewith such documentation and information as is reasonably available to the claimant and is reasonably necessary to determine whether and to what extent the claimant is entitled to indemnification. Upon written request by a claimant for indemnification pursuant to the first sentence of this Section 2, a determination, if required by applicable law, with respect to the claimant’s entitlement thereto shall be made as follows: (1) if requested by the claimant, by Independent Counsel (as hereinafter defined), or (2) if no request is made by the claimant for a determination by Independent Counsel, (i) by the Board of Directors by a majority vote of a quorum consisting of Disinterested Directors (as hereinafter defined), or (ii) if a quorum of the Board of Directors consisting of Disinterested Directors is not obtainable or, even if obtainable, such quorum of Disinterested Directors so directs, by Independent Counsel in a written opinion to the Board of Directors, a copy of which shall be delivered to the claimant, or (iii) if a quorum of Disinterested Directors so directs, by the stockholders of the Corporation. In the event the determination of entitlement to indemnification is to be made by Independent Counsel at the request of the claimant, the Independent Counsel shall be selected by the Board of Directors or by the claimant upon such election by the claimant for the two year period following the date hereof. If it is so determined that the claimant is entitled to indemnification, payment to the claimant shall be made within 10 days after such determination.

Section 3.

If a claim under Section 1 of this Article IX is not paid in full by the Corporation within thirty (30) days after a written claim pursuant to Section 2 of this Article IX has been received by the Corporation (except in the case of a claim for advancement of expenses, for which the applicable period is twenty (20) days), the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation) that the claimant has not met the standard of conduct which makes it permissible under the General Corporation Law of the State of Delaware for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, Independent Counsel or stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the General Corporation Law of the State of Delaware, nor an actual determination by the Corporation (including its Board of Directors, Independent Counsel or stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

Section 4.

If a determination shall have been made pursuant to Section 2 of this Article IX that the claimant is entitled to indemnification, the Corporation shall be bound by such determination in any judicial proceeding commenced pursuant to Section 3 of this Article IX.

Section 5.

The Corporation shall be precluded from asserting in any judicial proceeding commenced pursuant to Section 3 of this Article IX that the procedures and presumptions of this Article IX are not valid, binding and enforceable and shall stipulate in such proceeding that the Corporation is bound by all the provisions of this Article IX.

Section 6.

The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Article IX (i) shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, By-laws, agreement, vote of stockholders or Disinterested Directors or otherwise and (ii) cannot be terminated by the Corporation, the Board of Directors or the stockholders of the Corporation with respect to a person’s service prior to the date of such termination. Any amendment, modification, alteration or repeal of this Article IX that in any way diminishes or adversely affects any right of an indemnitee or its successors shall be prospective only and shall not limit or eliminate any such right with respect to any proceeding involving any occurrence or alleged occurrence of any action or omission that took place prior to such amendment or repeal.

Section 7.

The Corporation may maintain insurance, at its expense, to protect itself and any current or former director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the General Corporation Law of the State of Delaware. To the extent that the Corporation maintains any policy or policies providing such insurance, each such current or former director or officer, and each such agent or employee to which rights to indemnification have been granted as provided in Section 8 of this Article IX, shall be covered by such policy or policies in accordance with its or their terms to the maximum extent of the coverage thereunder for any such current or former director, officer, employee or agent.

Section 8.

The Corporation may, to the extent authorized from time to time by the Board of Directors or the President, grant rights to indemnification, and rights to be paid by the Corporation the expenses incurred in defending any proceeding in advance of its final disposition, to any current or former employee or agent of the Corporation to the fullest extent of the provisions of this Article IX with respect to the indemnification and advancement of expenses of current or former directors and officers of the Corporation.

Section 9.

If any provision or provisions of this Article IX shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (1) the validity, legality and enforceability of the remaining provisions of this Article IX (including, without limitation, each portion of any Section of this Article IX containing any such provision held to be invalid, illegal or unenforceable, that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby; and (2) to the fullest extent possible, the provisions of this Article IX (including, without limitation, each such portion of any Section of this Article IX containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

Section 10. For purposes of Article IX:

(a) “Disinterested Director” means a director of the Corporation who is not and was not a party to the matter in respect of which indemnification is sought by the claimant.

(b) “Independent Counsel” means a law firm, a member of a law firm, or an independent practitioner, that is experienced in matters of corporation law and shall include any person who, under the applicable standards of professional conduct then prevailing, would not have a conflict of interest in representing either the Corporation or the claimant in an action to determine the claimant’s rights under this Article IX.

Section 11.

An indemnitee shall have no rights, direct, indirect or otherwise, under any indemnification provision in the By-laws or Articles of Incorporation of Ashland Inc. (“AI”) unless such indemnitee also is a director, officer (excluding persons holding the title of Assistant Secretary) or employee (as determined solely by AI’s payroll) of AI.

Section 12.

Any notice, request or other communication required or permitted to be given to the Corporation under this Article IX shall be in writing and either delivered in person or sent by telecopy, telex, telegram, overnight mail or courier service, or certified or registered mail, postage prepaid, return receipt requested, to the Secretary of the Corporation and shall be effective only upon receipt by the Secretary.

ARTICLE X. AMENDMENTS

These By-laws may be amended or repealed by a majority vote of stockholders unless otherwise specified by law.

ANNEX B

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE

STATE OF DELAWARE

§ 262. Appraisal Rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

ANNEX C

July 10, 2008

Board of Directors

Hercules Incorporated

Hercules Plaza

1313 North Market Street

Wilmington, DE 19894-0001

Members of the Board:

You have asked us to advise you with respect to the fairness, from a financial point of view, to the holders of common stock, no par value (“Company Common Stock”), of Hercules Incorporated (the “Company”) of the Consideration (as defined below) to be received by such stockholders pursuant to the terms of the Agreement and Plan of Merger, dated as of July 10, 2008 (the “Merger Agreement”), among the Company, Ashland, Inc. (the “Acquiror”) and Ashland Sub One Inc., a wholly owned subsidiary of the Acquiror (“Merger Sub”). The Merger Agreement provides for, among other things, the merger (the “Merger”) of the Company with Merger Sub with the result that the Company will become a wholly owned subsidiary of the Acquiror and each outstanding share of Company Common Stock, other than (i) shares of Company Common Stock held in treasury by the Company, (ii) shares of Company Common Stock owned, directly or indirectly, by the Acquiror or Merger Sub, and (iii) Appraisal Shares (as defined in the Merger Agreement), will be converted into the right to receive a combination of $18.60 in cash, without interest (the “Cash Consideration”) and 0.0930 of a share of common stock, par value $0.01 per share (the “Acquiror Common Stock”), of the Acquiror (the “Stock Consideration” and, together with the Cash Consideration, the “Consideration”).

In arriving at our opinion, we have reviewed the Merger Agreement and certain publicly available business and financial information relating to the Company and the Acquiror. We have also reviewed certain other information relating to the Company and the Acquiror, including financial forecasts relating to the Company and the Acquiror, provided to or discussed with us by the Company and the Acquiror, and have met with the managements of the Company and the Acquiror to discuss the business and prospects of the Company and the Acquiror. We have also considered certain financial and stock market data of the Company and the Acquiror, and we have compared that data with similar data for other publicly held companies in businesses we deemed similar to those of the Company and the Acquiror and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have been effected or announced. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not independently verified any of the foregoing information and we have assumed and relied upon such information being complete and accurate in all material respects. With respect to the financial forecasts relating to the Company that we have used in our analyses, the management of the Company has advised us, and we have assumed that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. With respect to the financial forecasts relating to the Acquiror (including extrapolations thereto prepared by the management of the Company) that we have used in our analyses, the managements of the Acquiror and the Company have advised us, and we have assumed that such forecasts and extrapolations have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of the Acquiror and the Company (as the case may be) as to the future financial performance of the Acquiror. We have assumed, with your consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, the Acquiror or the contemplated benefits of the Merger and that the Merger will be consummated in accordance

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with the terms of the Merger Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company. We have also relied, without independent verification, upon the assessment of the management of the Company and its independent consultant as to its anticipated future payments in respect of its potential asbestos liability and upon the assessment of the management of the Company as to its anticipated future receipts from insurance policies in respect of such liability. With respect to these assessments, we have assumed (and we express no view as to the reasonableness thereof) that such assessments have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company and its independent consultant as to such matters (including the amount and timing of such payments and receipts).

Our opinion addresses only the fairness, from a financial point of view, to the holders of Company Common Stock of the Consideration and does not address any other aspect or implication of the Merger or any other agreement, arrangement or understanding entered into in connection with the Merger or otherwise, including, without limitation, the fairness of the amount or nature of, or any other aspect relating to, any compensation to any officers, directors or employees of any party to the Merger, or class of such persons, relative to the Consideration or otherwise. The issuance of this opinion was approved by our authorized internal committee.

Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. We are not expressing any opinion as to what the value of shares of Acquiror Common Stock actually will be when issued to the holders of Company Common Stock pursuant to the Merger or the prices at which shares of Acquiror Common Stock will trade at any time. Our opinion does not address the relative merits of the Merger as compared to alternative transactions or strategies that might be available to the Company, nor does it address the underlying business decision of the Company to proceed with the Merger. In connection with the proposed Merger, we were not requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company.

We have acted as financial advisor to the Company in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Merger. We also became entitled to receive a fee upon the rendering of this opinion. In addition, the Company has agreed to indemnify us and certain related parties for certain liabilities and other items arising out of or related to our engagement. We and our affiliates have in the past provided and are currently providing investment banking and other financial services to the Company and its affiliates for which we and our affiliates have received and would expect to receive compensation, including during the past two years having acted as lead arranger, administrative agent and lender in connection with the Company’s credit facility; and a counterparty to a derivative swap transaction with the Company. We and our affiliates also have in the past provided and are currently providing investment banking and other financial services to the Acquiror and its affiliates, including during the past two years having acted as financial advisor to the Acquiror in connection with the sale of its wholly owned subsidiary, Ashland Paving And Construction, Inc. and a lender in connection with the Acquiror’s revolving credit facility. We and our affiliates may have provided other financial advice and services, and may in the future provide financial advice and services, to the Company, the Acquiror and their respective affiliates for which we and our affiliates have received, and would expect to receive, compensation. We are a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, the Acquiror and any other company that may be involved in the Merger, as well as provide investment banking and other financial services to such companies.

It is understood that this letter is for the information of the Board of Directors of the Company in connection with its consideration of the Merger and does not constitute advice or a recommendation to any stockholder as to how such stockholder should vote or act on any matter relating to the proposed Merger.

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Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Company Common Stock in the Merger is fair, from a financial point of view, to such stockholders.

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Richard Whitney
Managing Director

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